Form 10-K, Exhibit 13
period 1993-12-31
OGDEN CORP
filed 1994-03-29
CIK 73902

OGDEN CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED OPERATIONS

The following discussion and analysis should be used in connection with Note 21, "Information Concerning Business Segments."

     OPERATIONS: Sales and service revenues for 1993 were $270,500,000 higher than the comparable period of 1992. Operating Services revenues were $55,500,000 higher, primarily reflecting increased revenues of $30,400,000 in Entertainment Services primarily due to new contracts and increased customer activity principally at sports venues; $17,500,000 in Aviation Services, chiefly associated with the in-flight catering group and the Mexican and European ground handling operations, reflecting increased customer activity by both and the start-up of operations at Schiphol Airport in Holland; and $7,300,000 in Ogden Environmental and Energy Services Co., Inc. (OEES), primarily reflecting the acquisition of a Spanish environmental services company in 1993. Waste-to-Energy Operations revenues increased $215,000,000. Service revenues increased $60,900,000, primarily due to the operations of the three waste-to-energy plants acquired from RRS Holdings, Inc. (RRS), the waste-to-energy subsidiary of Asea Brown Boveri Inc. on January 8, 1993. Construction revenues increased $154,100,000 due to increased construction activity at the Lee County, Florida; Detroit, Michigan; and Montgomery County, Maryland, waste-to-energy facilities.
     Income from operations for 1993 was $13,300,000 higher than the comparable period of 1992. Operating Services income from operations was $5,400,000 higher, primarily reflecting increased income of $3,900,000 in Entertainment Services due to new contracts and increased customer activity, principally at sports venues; $1,900,000 at Universal Ogden reflecting increased activity in the offshore remote services business; and $800,000 at OEES, primarily due to the acquisition of a Spanish environmental services company. These increases were partially offset by a reduction in Aviation Services reflecting increased operating costs and start-up expenses in the European operations. Waste-to-Energy income from operations was $7,900,000 higher than the comparable period of 1992. Service income (service revenues less operating costs and debt service charges) was $8,500,000 higher, chiefly associated with increased activity at existing facilities and the addition of three RRS facilities in January 1993. Construction income (construction revenues less construction costs) of $16,500,000 was $6,300,000 higher than the comparable period of 1992 due to increased construction activity in 1993. Construction income for 1992 included a gain of $5,600,000 from the sale of limited partnership interests and related tax benefits in the Huntington, New York, waste-to-energy facility. General and administrative expenses for 1993 were $7,500,000 higher due primarily to increased marketing efforts to develop new business.
     In December 1993, the Corporation adopted a plan to discontinue its fixed-site hazardous waste business. The net charge for all discontinued operations' activity in 1993, which was not material, has been included in Other (Income) Deductions-Net. See Note 2 to the Consolidated Financial Statements for a more detailed discussion of Discontinued Operations.
     Net corporate unallocated expenses for 1993 were comparable to 1992.
     Net corporate interest expense for 1993 was $700,000 higher than the comparable period of 1992. Interest expense increased by $1,600,000, from $22,000,000 in 1992 to $23,600,000 in 1993, primarily due to interest costs on the 9 1/4% debentures issued in March 1992, partially offset by lower interest costs on the Corporation's variable rate debt. Interest income increased by $900,000, from $11,600,000 in 1992 to $12,500,000 in 1993. This increase was due to increased income arising from the investment of net proceeds from the debenture offering and the income from an interest rate swap agreement entered into in March 1992. These increases were offset by lower interest rates, reduced income due to the collection of a subordinated note bearing interest above the prime rate, and a reduction in interest-bearing restricted construction funds.
     The effective income tax rate for 1993 was 45.0%, compared with a 40.1% rate for the comparable period of 1992. This increase of 4.9% is chiefly associated with the Omnibus Budget Reconciliation Act of 1993, signed in August 1993, which increased the Federal income tax rate from 34% to 35% retroactively to January 1, 1993. In addition, deferred income tax balances were restated to the new tax rate as required by Statement of Financial Accounting Standards (SFAS) No. 109, which resulted in a one-time charge for Federal income taxes of $4,100,000 in 1993. Note 7 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.
     Revenues for 1992 were $201,300,000 higher than 1991. Operating Services revenues were $99,500,000 higher, primarily reflecting increased revenues of $33,000,000 in Aviation Services due to an upturn in the commercial aviation market chiefly associated with the in-flight catering area; $31,500,000 in OEES, primarily due to increased power generation activities reflecting the acquisition of Catalyst New Martinsville Hydroelectric, Inc., in August 1991 and increased activity in the consulting and engineering and remediation areas; and $42,900,000 in Government Services, primarily reflecting increased activity in the systems and engineering areas as well as increased customer activity. The Industrial Services group also had increased revenues due to increased customer activity and new contracts. These increases were partially offset by a decrease in the Entertainment Services group, reflecting the sale of certain vending operations in the second half of 1991 and poor attendance in 1992 at sporting arenas and other venues.
     Waste-to-Energy Operations revenues increased $101,800,000. Service revenues increased $50,300,000 due primarily to six facilities that were in operation for only a portion of 1991, generating revenue for the entire year 1992. The Corporation operated 21 facilities during 1992 and 1991. Construction revenues increased $51,500,000, chiefly associated with increased construction activity at the Union County, New Jersey, waste-to-energy facility and the start-up of construction at the Lee County, Florida, waste-to-energy facility.
     Income from operations for 1992 increased $10,000,000 over 1991. Operating Services income was $9,900,000 higher, primarily reflecting increased earnings of $9,500,000 in the Aviation Services group chiefly associated with the upturn in the commercial aviation market and the absence of any major customer airline bankruptcies, and $5,500,000 in Government Services, primarily due to increased activity in the systems and engineering areas as well as increased customer activity. OEES also had increased income, primarily from increased power generation activities. These increases were partially offset by lower income in the Entertainment Services group, reflecting lower attendance at sporting arenas and other venues. Waste-to-Energy Operations income was $100,000 higher than 1991, reflecting increased service income of $14,300,000 chiefly associated with six facilities in operation for the entire year 1992 that were in operation for only a portion of 1991, partially reduced by increased maintenance costs at several facilities. Construction income was $11,500,000 lower, principally due to reduced income from the sale of limited partnership interests and related tax benefits in the Huntington, New York, waste-to-energy facility.
     Net corporate unallocated expenses for 1992 were $600,000 lower than 1991, primarily reflecting reduced corporate overhead expenses.
     Net interest expense for 1992 was $2,000,000 higher than 1991. Interest expense increased by $4,100,000, from $17,900,000 in 1991 to $22,000,000 in
1992, primarily reflecting interest costs on the 9 1/4% $100,000,000 subordinated debentures issued in March 1992, partially offset by lower interest costs on the Corporation's variable rate debt. Interest income for 1992 increased by $2,100,000, from $9,500,000 in 1991 to $11,600,000 for
1992. This increase was chiefly associated with earnings from increased investments arising from the investment of the net proceeds of the debenture offering and net income from an interest rate swap agreement entered into in March 1992, partially offset by lower interest rates on funds invested, reduced interest income due to the collection of a subordinated note bearing interest above the prime rate, and a reduction in interest-bearing restricted construction funds.
     The effective income tax rate for 1992 was 40.1%, compared with 37.3% for 1991. This increase of 2.8% is chiefly associated with tax benefits of prior foreign losses and other net adjustments recognized in 1991 that did not recur in 1992. The Corporation adopted SFAS No. 109, "Accounting for Income Taxes," as of January 1, 1992, and recorded a charge to income for a cumulative effect of a change in accounting principle of $5,186,000. Note 7 to the Consolidated Financial Statements contains a more detailed description of SFAS No. 109 and a reconciliation of the variances from the Federal statutory income tax rate.
     The Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1993, and recorded a charge to income for a cumulative effect of a change in accounting principle of $5,340,000. Note 15 to the Consolidated Financial Statements contains a more detailed description of SFAS No. 106.
     SFAS No. 112, "Employers' Accounting for Postemployment Benefits," was issued in November 1992 and is effective for years beginning after December 15, 1993. This Statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. These benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability benefits, job training, health care benefits, and life insurance coverage. The effect of implementing SFAS No. 112 as of January 1, 1994, will not have a significant effect on Ogden's financial condition or results of operations.

     CAPITAL INVESTMENTS, COMMITMENTS, AND LIQUIDITY: During 1993, capital investments amounted to $116,200,000, of which $77,800,000, inclusive of restricted funds transferred from funds held in trust, was for Waste-to-Energy Operations and $33,900,000, $4,000,000, and $500,000 were for normal replacement and growth in Operating Services, Waste-to-Energy Operations, and for corporate equipment, respectively.
     As of December 31, 1993, capital commitments amounted to $46,300,000, which includes commitments for equity investments (over and above restricted funds provided by revenue bonds issued by municipalities) of $12,300,000 for waste-to-energy facilities and $34,000,000 for normal replacement, modernization, and growth in Operating Services and Waste-to-Energy Operations. In 1990, the Ogden Corporation Board of Directors authorized a plan to repurchase up to 2,000,000 shares of Ogden common stock from time to time in the open market. The Corporation has not purchased any of its shares under this plan.
     Ogden continues as guarantor of surety bonds and letters of credit totaling approximately $19,200,000 on behalf of International Terminal Operating Co. Inc. Ogden also continues as guarantor of tax-exempt 8 1/4% Industrial Revenue Bonds (IRBs), secured by a letter of credit, which expires June 16, 1994, amounting to approximately $36,000,000 on behalf of Avondale Industries, Inc. These IRBs are redeemable at the option of the bondholders or Avondale on June 1, 1994, and annually thereafter through June 1, 2001. The IRBs are subject to a mandatory call for redemption on June 1, 1994, if the existing letter of credit is not replaced or the IRBs otherwise refinanced. If the IRBs are redeemed, Ogden may be required to purchase Avondale preferred stock. In addition, Ogden may also be required to purchase Avondale preferred stock in connection with certain litigation and income tax matters.
     With construction of waste-to-energy facilities financed to a large degree by revenue bonds issued by municipalities, potential repurchase of Ogden common shares and capital commitments are expected to be satisfied from cash flow from operations; available funds, including short-term investments; and the Corporation's unused credit facilities to the extent needed. At December 31, 1993, the Corporation had $203,300,000 in cash, cash equivalents, and marketable securities and unused revolving credit lines of $177,000,000.
     Ogden expects to continue its strategy of developing and offering new operating services to an increasing number of customers and competing for additional contract awards of waste-to-energy facilities. Acquisitions similar to the purchase of Blount Energy Resource Corp. in 1991 for a total of $52,000,000; the United States waste-to-energy business of Asea Brown Boveri Inc. for approximately $48,000,000 in January 1993; and the acquisition of several small service companies in 1993 and 1992, as well as increasing our global capabilities, are expected to be continuing factors in the future growth of Ogden.

OGDEN CORPORATION AND SUBSIDIARIES
SELECTED FINANCIAL DATA
December 31,                          1993         1992           1991           1990           1989
(In thousands of dollars,
except per-share amounts)

Net Sales and Service Revenues  $2,039,337   $1,768,815     $1,567,568     $1,556,406     $1,526,775

Segment Income From Operations:
Operating Services                  69,582       64,168         54,229         58,798         37,673
Waste-to-Energy Operations          77,778       69,847         69,733         48,319         31,912
     Total                         147,360      134,015        123,962        107,117         69,585

Income (Loss) From:
Continuing operations               62,130       60,767         57,604         58,072         58,929
Discontinued operations                                        (13,880)        (2,160)          (626)
Cumulative effect of changes in
accounting principles               (5,340)      (5,186)
     Net income                     56,790       55,581         43,724         55,912         58,303

Earnings (Loss) Per Common Share:
Continuing operations                 1.43         1.41           1.33           1.36           1.39
Discontinued operations                                           (.32)          (.05)          (.01)
Cumulative effect of changes in
accounting principles                 (.12)        (.12)
     Total                            1.31         1.29           1.01           1.31           1.38

Earnings (Loss) Per Common Share-
Assuming Full Dilution:
Continuing operations                 1.42         1.40           1.32           1.34           1.37
Discontinued operations                                           (.32)          (.05)          (.01)
Cumulative effect of changes in
accounting principles                 (.12)        (.12)
     Total                            1.30         1.28           1.00           1.29           1.36

Consolidated Assets              3,312,510    3,187,826      2,846,254      2,690,448      2,700,109

Long-Term Obligations:
Operations Other Than
Waste to Energy                    399,390      416,757        324,611        325,219        338,031
Waste-to-Energy Operations       1,579,789    1,611,236      1,473,103      1,363,205      1,377,730

Shareholders' Equity               486,267      481,084        478,122        484,482        476,639

Shareholders' Equity
Per Common Share                     11.15        11.11          11.09          11.26          11.19

Cash Dividends Declared
Per Common Share                      1.25         1.25           1.25           1.31           1.25

NOTES:

Net income in 1993 was reduced by $.11 per share ($4.7 million), reflecting the effect of the increased
Federal income tax rate which was enacted in August 1993.  The $.11 per-share reduction includes $.08 per share for a net one-time charge due to the adjustment of prior years' deferred income tax balances and $.03 per share for the 1% increase in the tax rate for the full year 1993.

Cash dividends declared does not include supplemental dividend payable in Ogden Projects, Inc., common stock on January 9, 1990, to Ogden common shareholders of record on December 14, 1989 (equivalent value of $.6875 per Ogden common share).

OGDEN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
For the years ended December 31,                      1993             1992              1991

Operations Other Than Waste to Energy:
Net sales                                   $  423,329,000   $  390,994,000    $  379,395,000
Service revenues                               934,948,000      911,784,000       823,932,000
   Total net sales and service revenues      1,358,277,000    1,302,778,000     1,203,327,000

Costs of goods sold                            375,391,000      359,736,000       347,971,000
Operating expenses                             817,140,000      785,724,000       709,634,000
Selling, administrative,
and general expenses                           109,153,000      102,298,000       102,792,000
   Total costs and expenses                  1,301,684,000    1,247,758,000     1,160,397,000

Operating income                                56,593,000       55,020,000        42,930,000

Waste-to-Energy Operations:
Service revenues                               432,609,000      371,669,000       321,361,000
Construction revenues                          248,451,000       94,368,000        42,880,000
   Total revenues                              681,060,000      466,037,000       364,241,000

Operating costs                                257,542,000      204,059,000       178,870,000
Construction costs                             231,956,000       84,212,000        21,232,000
Selling, administrative,
and general expenses                            16,066,000        8,574,000         6,813,000
Debt service charges                            98,664,000       99,734,000        88,958,000
Other (income) deductions-net                     (946,000)        (389,000)       (1,365,000)
   Total costs and expenses                    603,282,000      396,190,000       294,508,000

Operating income                                77,778,000       69,847,000        69,733,000

Consolidated operating income                  134,371,000      124,867,000       112,663,000
Interest (expense)-net                         (11,108,000)     (10,362,000)       (8,344,000)
Other income (deductions)-net                    2,238,000       (1,630,000)         (125,000)
Consolidated income from continuing
operations before income taxes
and minority interest                          125,501,000      112,875,000       104,194,000

Less: income taxes                             56,526,000       45,255,000        38,007,000
       minority interest                         6,845,000        6,853,000         8,583,000
Income from continuing operations
before cumulative effect of changes
in accounting principles                        62,130,000       60,767,000        57,604,000
Loss (net of income tax credits of
$8,702,000 and minority interest of
$3,012,000 for 1991) from
discontinued operations                                                           (13,880,000)
Cumulative effect of changes in
accounting principles (net of income
taxes of $3,710,000 for 1993 and
including minority interest of
$6,582,000 for 1992)                            (5,340,000)      (5,186,000)

Net income                                  $   56,790,000   $   55,581,000    $   43,724,000

Earnings (Loss) Per Common Share:
Continuing operations                       $         1.43   $         1.41    $         1.33
Discontinued operations                                                        (.32)
Cumulative effect of changes
in accounting principles                              (.12)            (.12)
   Total                                    $         1.31   $         1.29    $         1.01
Earnings (Loss) Per Common Share-
Assuming Full Dilution:
Continuing operations                       $         1.42   $         1.40    $         1.32
Discontinued operations                                                        (.32)
Cumulative effect of changes
in accounting principles                              (.12)            (.12)
   Total                                    $         1.30   $         1.28    $         1.00

See Notes to Consolidated Financial Statements

OGDEN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


ASSETS                  December 31,             1993              1992

Operations Other Than Waste to Energy:
Current Assets:
Cash and cash equivalents              $  105,539,000    $  108,519,000
Marketable securities-at cost,
which approximates market                  94,247,000        99,938,000
Receivables (less allowances:
1993, $18,226,000 and
1992, $14,954,000)                        375,532,000       352,285,000
Other                                      29,835,000        26,845,000
   Total current assets                   605,153,000       587,587,000

Property, plant, and equipment-net        130,439,000       133,638,000
Other assets                              281,255,000       244,013,000
   Total                                1,016,847,000       965,238,000

Waste-to-Energy Operations:
Cash                                        3,558,000         7,938,000
Receivables (less allowances:
1993, $7,321,000 and 1992, $4,776,000)    224,561,000       174,571,000
Restricted funds held in trust            359,416,000       419,763,000
Property, plant, and equipment-net      1,563,362,000     1,518,218,000
Other assets                              144,766,000       102,098,000
   Total                                2,295,663,000     2,222,588,000

Consolidated Assets                    $3,312,510,000    $3,187,826,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Operations Other Than Waste to Energy:
Current Liabilities:
Current portion of long-term debt      $    3,070,000    $    4,813,000
Dividends payable                          13,594,000        13,474,000
Accounts payable                           60,723,000        58,898,000
Accrued expenses, etc.                    105,132,000        99,427,000
   Total current liabilities              182,519,000       176,612,000
Long-term debt                            247,640,000       265,007,000
Deferred income taxes                      43,926,000        52,679,000
Other liabilities                          95,963,000        63,968,000
Minority interest in subsidiaries          61,981,000        53,494,000
Convertible subordinated debentures       151,750,000       151,750,000
   Total                                  783,779,000       763,510,000

Waste-to-Energy Operations:
Accounts payable                           24,647,000        11,681,000
Accrued expenses, etc.                    156,806,000       110,490,000
Project Debt:
Revenue bonds issued by and prime
responsibility of municipalities        1,210,935,000     1,234,910,000
Revenue bonds issued by municipal
agencies with sufficient service
revenues guaranteed by third parties      340,431,000       347,903,000

Other borrowings                           28,423,000        28,423,000
Deferred income taxes                     155,130,000       102,353,000
Deferred income                            52,028,000        52,613,000
Other liabilities                          74,064,000        54,859,000
   Total                                2,042,464,000     1,943,232,000

Consolidated Liabilities                2,826,243,000     2,706,742,000

Shareholders' Equity                      486,267,000       481,084,000

Consolidated Liabilities and
Shareholders' Equity                   $3,312,510,000    $3,187,826,000

See Notes to Consolidated Financial Statements

OGDEN CORPORATION AND SUBSIDIARIES
STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31,                          1993              1992                 1991

Serial Cumulative Convertible Preferred Stock,
Par Value $1.00 Per Share;
Authorized, 4,000,000 Shares:
Balance at beginning of year                      $     62,000      $     68,000         $     73,000
Shares converted into common stock                      (5,000)           (6,000)              (5,000)
Balance at end of year (shares outstanding:
57,000 in 1993, 62,000 in 1992,
68,000 in 1991; aggregate involuntary
liquidation value-1993, $1,153,000)                     57,000            62,000               68,000

Common Stock, Par Value $.50 Per Share;
Authorized, 80,000,000 Shares:
Balance at beginning of year                        21,595,000        21,497,000           21,439,000
Exercise of stock options                               95,000            76,000               40,000
Conversion of preferred shares                          14,000            18,000               14,000
Conversion of debentures                                46,000             4,000                4,000

Balance at end of year (shares outstanding:
43,499,000 in 1993, 43,190,000 in 1992,
42,994,000 in 1991)                                 21,750,000        21,595,000           21,497,000

Capital Surplus:
Balance at beginning of year                         94,659,000       90,551,000           87,600,000
Exercise of stock options                             3,640,000        2,623,000            1,269,000
Capital transactions of subsidiary companies-net        696,000        1,379,000            1,584,000
Conversion of preferred shares                          (10,000)         (12,000)             (10,000)
Conversion of debentures                              1,238,000          118,000              108,000
Balance at end of year                              100,223,000       94,659,000           90,551,000

Earned Surplus:
Balance at beginning of year                        367,908,000      366,410,000          376,644,000
Net income                                           56,790,000       55,581,000           43,724,000
   Total                                            424,698,000      421,991,000          420,368,000

Preferred dividends per share
1993 and 1992, $3.35; 1991, $3.44                       199,000          213,000              239,000
Common dividends-per share 1993, 1992, and
1991, $1.25                                          54,268,000       53,870,000           53,719,000
   Total dividends                                   54,467,000       54,083,000           53,958,000

Balance at end of year                              370,231,000      367,908,000          366,410,000

Cumulative Translation Adjustment-Net                (4,639,000)      (2,544,000)             387,000

Pension Liability Adjustment                           (928,000)

Net Unrealized Loss on Noncurrent Marketable
Equity Securities                                      (427,000)        (596,000)            (791,000)

Total Shareholders' Equity                         $486,267,000     $481,084,000         $478,122,000

See Notes to Consolidated Financial Statements

OGDEN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

For the years ended December 31,                            1993             1992              1991

Cash Flows From Operating Activities:
Net income                                         $  56,790,000     $ 55,581,000      $ 43,724,000
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation and amortization                         85,643,000       77,048,000        67,715,000
Deferred income taxes                                 47,598,000       37,547,000        29,208,000
Cumulative effect of changes in
accounting principles                                  5,340,000        5,186,000
Loss from disposal of discontinued operations-net                                        11,991,000
Other                                                 24,653,000       20,322,000        23,544,000
Management of Operating Assets and Liabilities:
Decrease (Increase) in Assets:
Receivables                                          (61,559,000)     (72,751,000)      (12,832,000)
Other assets                                         (36,450,000)     (29,684,000)      (30,309,000)
Increase (Decrease) in Liabilities:
Accounts payable                                       8,087,000          383,000         3,038,000
Accrued expenses                                      40,310,000       11,420,000          (302,000)
Deferred income                                       (1,152,000)        (926,000)          364,000
Other liabilities                                     22,152,000       (5,784,000)       (2,422,000)
   Net cash provided by operating activities         191,412,000       98,342,000       133,719,000

Cash Flows From Investing Activities:
Entities purchased, net of cash acquired             (54,224,000)      (7,940,000)      (18,546,000)
Decrease (increase) in marketable securities           5,691,000      (63,024,000)        1,142,000
Proceeds from sale of property, plant,
and equipment                                          8,185,000        1,234,000         7,767,000
Investments in waste-to-energy facilities            (77,777,000)     (29,856,000)      (68,144,000)
Other capital expenditures                           (38,423,000)     (34,201,000)      (34,230,000)
Purchase of minority interest in subsidiaries                          (2,942,000)      (38,761,000)
Proceeds from sale of limited partnership interests                     8,238,000        10,521,000
Decrease (increase) in noncurrent receivables         (7,920,000)      12,490,000        (8,092,000)
Net investing activities of discontinued operations                                         827,000
Decrease in other investments                          7,111,000        2,362,000         1,128,000
   Net cash used in investing activities            (157,357,000)    (113,639,000)     (146,388,000)

Cash Flows From Financing Activities:
Borrowings for waste-to-energy facilities                             225,686,000         1,800,000
Decrease in restricted funds                                            7,277,000        24,813,000
Decrease (increase) in restricted funds held
in trust for waste-to-energy facilities               60,347,000     (139,705,000)      161,271,000
Other new debt                                           680,000      114,125,000        15,248,000
Proceeds from exercise of stock options                5,366,000        5,000,000         3,558,000
Payment of debt                                      (49,973,000)    (116,248,000)     (134,138,000)
Dividends paid                                       (54,347,000)     (54,054,000)      (56,491,000)
Other                                                 (3,488,000)      (1,932,000)         (632,000)
   Net cash provided (used) by
   financing activities                              (41,415,000)      40,149,000        15,429,000

Net Increase (Decrease) in Cash and
Cash Equivalents                                      (7,360,000)      24,852,000         2,760,000

Cash and Cash Equivalents at Beginning of Year       116,457,000       91,605,000        88,845,000

Cash and Cash Equivalents at End of Year            $109,097,000     $116,457,000      $ 91,605,000

See Notes to Consolidated Financial Statements

OGDEN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION, COMBINATIONS, ETC.: The Consolidated Financial Statements include the accounts of Ogden Corporation and its subsidiaries (Ogden). Intercompany transactions and balances have been eliminated, including $136,664,000 due to Ogden Projects, Inc. (OPI), the Corporation's 84.2%-owned subsidiary at December 31, 1993.
     On January 8, 1993, OPI consummated the purchase of all of the outstanding capital stock of RRS Holdings, Inc. (RRS), the waste-to-energy subsidiary of Asea Brown Boveri Inc. for a total purchase price of $47,696,000. The acquisition was accounted for as a purchase. Accordingly, the assets, primarily long-term contracts to operate three waste-to-energy facilities, and liabilities of RRS have been recorded at their estimated fair values at the date of acquisition, and operations from that date are included in the accompanying financial statements. In addition, during 1993 in transactions accounted for as purchases, other Ogden subsidiaries acquired a Spanish environmental services company and two aviation service companies for a total cost of $6,528,000. If Ogden had acquired these companies at January 1, 1992, consolidated net sales and service revenues would have increased to $1,868,500,000. Net income and earnings per share would not have changed by significant amounts.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include all cash balances and highly liquid investments having maturities of three months or less.

MARKETABLE SECURITIES: Marketable securities are carried at the lower of cost or market. Net unrealized losses on noncurrent marketable equity securities have been charged to shareholders' equity.

CONTRACTS AND REVENUE RECOGNITION: Service revenues for Operations Other Than Waste to Energy primarily include only the fees for cost-plus contracts and the gross billings for fixed-fee and other types of contracts. Both the service revenues and operating expenses exclude reimbursed expenditures of $432,891,000, $405,362,000, and $386,148,000 for the years ended December 31,
1993, 1992, and 1991, respectively. Subsidiaries engaged in governmental contracting recognize revenues from cost-plus-fixed-fee contracts on the basis of direct costs incurred plus indirect expenses and the allocable portion of the fixed fee. Revenues under time and material contracts are recorded at the contracted rates as the labor hours and other direct costs are incurred. Revenues under fixed-price contracts are recognized on the basis of the estimated percentage of completion of services rendered. Waste-to-energy subsidiaries engaged in long-term construction contracting record income on the percentage-of-completion method of accounting and recognize income as the work progresses. Anticipated losses on contracts are recognized as soon as they become known. In addition, construction revenues include amounts relating to sales of limited partnership interests and related tax benefits as well as other activities prior to the commencement of commercial operations. Waste-to-energy service revenues represent the fees earned under contracts to operate and maintain the facilities and to service the facilities' debt, with additional fees earned based on excess tonnage processed and energy generation. Long-term unbilled service receivables are discounted in recognizing the present value for services performed currently. Such unbilled receivables at December 31, 1993, amounted to $108,000,000.

INVENTORIES: Inventories, consisting primarily of finished goods, are recorded principally at the lower of first-in, first-out cost or market.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment is stated at cost. For financial reporting purposes, depreciation is provided by the straight-line method over the estimated useful lives of the assets, which range generally from five years for machinery and equipment to 50 years for waste-to-energy facilities. Accelerated depreciation is generally used for Federal income tax purposes. Leasehold improvements are amortized by the straight-line method over the terms of the leases or the estimated useful lives of the improvements as appropriate. Landfills are amortized based on the quantities deposited into each landfill compared to the total estimated capacity of such landfill.

RESTRICTED FUNDS: Restricted funds represent proceeds from the financing of waste-to-energy facilities. Funds are held in trust and released as expenditures are made or upon satisfaction of conditions provided under the respective trust agreements.

GOODWILL: Goodwill acquired subsequent to 1970 is being amortized by the straight-line method over periods ranging from 20 to 40 years. Goodwill
acquired prior to 1970 is not being amortized.   Where there has been a loss
of value, goodwill is written off.

RETIREMENT PLANS: Ogden and certain subsidiaries have several retirement plans covering all salaried and hourly employees. Certain subsidiaries also contribute to multiemployer plans for unionized hourly employees that cover, among other benefits, pensions and postemployment health care. During 1992 and 1991, the cost of retiree health care and life insurance benefits for employees not covered by multiemployer plans was recognized as expense as claims were paid. For 1992 and 1991, these costs were not significant. Ogden adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," as of January 1, 1993. The effect of adopting SFAS No. 106 is shown in the accompanying financial statements as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $5,340,000 (see Note 15).
     SFAS No. 112, "Employers' Accounting for Postemployment Benefits," was issued in November 1992 and is effective for years beginning after December 15, 1993. This Statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement and requires the accrual of these benefits during the period employees render the service necessary to earn the benefits rather than on the current pay-as-you-go method. These benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability benefits, job training, health care benefits, and life insurance coverage. The cumulative effect of implementing SFAS No. 112 as of January 1, 1994, will not have a significant effect on Ogden's financial condition or results of operations.

INCOME TAXES: Ogden files a consolidated Federal income tax return, which includes all eligible United States subsidiary companies. Foreign subsidiaries are taxed according to regulations existing in the countries in which they do business. Provision has not been made for United States income taxes on distributions, which may be received from foreign subsidiaries, that would be substantially offset by foreign tax credits. Investment credits are accounted for by the "flow-through" method, and provisions for income taxes have been reduced by the amount of investment credits earned.
     Ogden adopted SFAS No. 109, "Accounting for Income Taxes," as of January 1, 1992. The effect of adopting SFAS No. 109 is shown in the accompanying financial statements as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $5,186,000 (see Note 7).

GAIN ON ISSUANCE OF STOCK BY SUBSIDIARIES: At the time a subsidiary sells stock to unrelated parties at prices in excess of its book value, Ogden's equity in the subsidiary increases, and Ogden records this increase as a gain with appropriate deferred income taxes.

RECLASSIFICATION: The accompanying financial statements have been reclassified as to certain amounts to conform with the 1993 presentation.

2.  DISCONTINUED OPERATIONS

In December 1993, the Corporation adopted a plan to discontinue its fixed-site hazardous waste business. As part of the disposal of this business, the Corporation ceased all development activities and in 1994 intends to dispose of all assets related to this business. Provision has been made in 1993 for the write-down of assets, primarily development costs, resulting in a pretax loss of $12,629,000.
     In December 1991, the Corporation adopted a plan to discontinue the on-site remediation business, utilizing mobile technology, of OPI. During 1993, the Corporation recognized a pretax gain of $12,379,000 resulting primarily from the receipt of amounts previously withheld pending satisfactory completion of obligations under existing contracts and from proceeds from the sale of assets in excess of previously estimated net realizable values.
     For the year ended December 31, 1993, the $250,000 net loss from both discontinued operations is reported as Other (Income) Deductions-Net in the statements of consolidated income. At December 31, 1993, the remaining net liabilities of approximately $1,000,000 related to discontinued operations are included in Other Liabilities in the accompanying consolidated balance sheets.
     The results of operations of the discontinued on-site remediation business and the estimated loss on disposal, presented as Discontinued Operations in the accompanying statements of consolidated income (expressed in thousands of dollars) for the year ended December 31,1991, were as follows:

Service revenues                                                   $  4,540
Less:  costs and expenses                                             8,014
       income tax credits                                            (1,181)
       minority interest                                               (404)

Loss from operations                                                  1,889
Net loss on disposition (net of income tax credits and
minority interest of $7,521 and $2,608, respectively)                11,991

Loss from discontinued operations                                   $13,880

3.  PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment (expressed in thousands of dollars) consisted of the following:

                                                 1993                  1992
Operations Other Than Waste to Energy:
Land                                       $    1,804            $    1,805
Buildings and improvements                     95,019                94,321
Machinery and equipment                       262,050               249,877

Total                                         358,873               346,003
Less accumulated depreciation
and amortization                              228,434               212,365

Property, plant, and equipment-net         $  130,439            $  133,638

Waste-to-Energy Operations:
Land                                       $    5,049            $    5,049
Waste-to-energy facilities                  1,539,373             1,538,762
Buildings and improvements                     48,146                39,498
Machinery and equipment                        23,016                19,228
Landfills                                       8,464                 8,306
Construction in progress                       95,789                24,993

Total                                       1,719,837             1,635,836
Less accumulated depreciation and
amortization                                  156,475               117,618

Property, plant, and equipment-net         $1,563,362            $1,518,218

4.  OTHER ASSETS

Other assets (expressed in thousands of dollars) consisted of the following:

                                                 1993                  1992

Operations Other Than Waste to Energy:
Noncurrent marketable securities,
etc.                                         $  5,434              $ 10,224
Noncurrent receivables                         52,177                44,257
Investment and advances in
joint ventures                                 33,554                30,886
Goodwill and other intangible assets           83,552                79,071
Unamortized contract acquisition costs,
etc.                                           58,026                35,272
Other                                          48,512                44,303

Total                                        $281,255              $244,013

Waste-to-Energy Operations:
Unamortized bond issuance costs              $ 36,984              $ 39,945
Unamortized contract acquisition costs         55,519                16,201
Deferred charges on projects-net               12,704                16,014
Spare parts                                    25,825                16,458
Other                                          13,734                13,480

Total                                        $144,766              $102,098

5.  ACCRUED EXPENSES, ETC.

Accrued expenses, etc. (expressed in thousands of dollars), consisted of the following:

                                                 1993                  1992

Operations Other Than Waste to Energy:
Insurance                                    $ 18,221              $ 22,385
Payroll                                        19,314                19,229
Payroll and other taxes                         3,542                 2,563
Interest                                        7,015                 7,276
Other                                          57,040                47,974

Total                                        $105,132              $ 99,427

Waste-to-Energy Operations:
Interest                                     $ 36,430              $ 34,252
Construction costs                             27,314                11,828
Lease payments                                 12,234                10,906
Insurance                                      16,201                 8,869
Municipalities' share of service revenues      18,747                12,764
Other                                          45,880                31,871

Total                                        $156,806              $110,490

6.  CREDIT ARRANGEMENTS

At December 31, 1993, Ogden had unused revolving credit lines amounting to $177,000,000, of which $155,000,000 is available under its principal revolving credit line at various borrowing rates including prime, the London interbank offering rate plus 3/8 of 1%, or certificate-of-deposit rates plus 1/2 of 1%. Ogden is not required to maintain compensating balances; however, Ogden pays a facility fee of 1/4 of 1% on its principal revolving credit line of $175,000,000, which expires October 29, 1996.

7.  INCOME TAXES

Ogden adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," as of January 1, 1992. SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and assets are based on the difference between the financial statements and the tax bases of assets and liabilities, using tax rates currently in effect. As of January 1, 1992, Ogden recorded a deferred income tax charge of $5,186,000 or $.12 per share, which represented a net increase to the deferred tax liability as of that date. This amount has been included in the statements of consolidated income as a cumulative effect of a change in accounting principle.
     In August 1993, the Omnibus Budget Reconciliation Act was enacted, which increased the corporate Federal income tax rate from 34% to 35% retroactive to January 1, 1993. In addition, deferred Federal income tax balances were adjusted to this new rate as required by SFAS No. 109, which resulted in a one-time charge for Federal income taxes of $4,066,000 in 1993.

     The components of the provision for income taxes (expressed in thousands of dollars) were as follows:

                                 1993                1992                  1991
Current:
Federal                       $   453                                $   183
State                           6,999            $  5,498              5,491
Foreign                         1,476               2,210              1,944

Total current                   8,928               7,708              7,618

Deferred:
Federal                        43,295              32,392             16,864
State                           4,303               5,155              4,823

Total deferred                 47,598              37,547             21,687

Total                         $56,526             $45,255            $29,305

Income tax expense (credit) (expressed in thousands of dollars) was included in the financial statements as follows:

                                 1993                1992              1991

Continuing operations         $56,526             $45,255           $38,007
Discontinued operations                                              (8,702)

Total                         $56,526             $45,255           $29,305

    The provision for income taxes (expressed in thousands of dollars) varied from the Federal statutory income tax rate due to the following:
                                                1993                   1992                     1991
                                             Percent                Percent                  Percent
                                           of Income              of Income                of Income
                               Amount         Before    Amount       Before      Amount       Before
                               of Tax          Taxes    of Tax        Taxes      of Tax        Taxes

Taxes at statutory rate       $43,925          35.0%   $38,378        34.0%     $26,724        34.0%

Adjustment of deferred
income tax balances             4,066           3.2

State income taxes, net
of Federal tax benefit          7,346           5.8      7,030         6.2        6,807         8.7

Investment tax credit, net
of recapture                   (1,807)         (1.4)                              1,553         2.0

Tax benefit of prior
foreign losses                                                                   (2,511)       (3.2)

Other-net.                      2,996           2.4       (153)       ( .1)      (3,268)       (4.2)

Provision for income taxes    $56,526          45.0%   $45,255        40.1%     $29,305        37.3%

     Deferred income tax (credits) charges (expressed in thousands of dollars), arising from differences between tax and financial reporting, determined under the provisions of Accounting Principles Board Opinion 11 for 1991, were as follows:

                                                                       1991

Depreciation                                                        $62,675
Net operating loss carryforwards                                    (40,261)
Accrued expenses, etc.                                               (1,436)
Investment and other tax credits, net of recapture                    1,553
Disposal of discontinued operations                                  (7,521)
Deferred income                                                       7,770
Interest income                                                      (2,801)
Unbilled revenue                                                       (767)
Other-net                                                             2,475

Total                                                               $21,687

     The components of the net deferred income tax liability (expressed in thousands of dollars) as of December 31, 1993 and 1992, were as follows:

                                                  1993                 1992

Deferred Tax Assets:
Deferred income                               $ 18,922             $ 11,712
Accrued expenses                                46,465               40,448
Other liabilities                               17,758               16,837
Investment tax credits                          33,844               31,072
Alternative minimum tax credits                  9,246               11,366
Net operating loss carryforwards               185,210              153,566

Total deferred tax assets                      311,445              265,001

Deferred Tax Liabilities:
Unbilled accounts receivable                    44,784               33,640
Property, plant, and equipment                 435,580              352,743
Other                                           30,137               33,650

Total deferred tax liabilities                 510,501              420,033

Net Deferred Tax Liability:
Operations Other Than Waste to Energy           43,926               52,679
Waste-to-Energy Operations                     155,130              102,353

Total                                         $199,056             $155,032

     At December 31, 1993, for Federal income tax purposes, the Corporation had investment and energy tax credit carryforwards of approximately $33,800,000 and net operating loss carryforwards of approximately
$424,800,000, which will expire in 2004 through 2008. Deferred Federal income taxes have been reduced by the tax effect of these amounts.

8.  LONG-TERM DEBT

Long-term debt (expressed in thousands of dollars) consisted of the following:

                                                   1993                1992

Operations Other Than Waste to Energy:
Adjustable rate revenue bonds due
2014 through 2024                            $  124,755          $  124,755
9.25% debentures due 2022                       100,000             100,000
Miscellaneous                                    22,885              40,252

Total                                        $  247,640          $  265,007

Waste-to-Energy Operations:
Project Debt:
Revenue Bonds Issued by and Prime
Responsibility of Municipalities:
3.5-10% serial revenue bonds maturing
1994 through 2005                            $  257,180          $  269,055
5.4-10% term revenue bonds
due 1995 through 2019                           934,685             865,285
Adjustable rate revenue bonds
due 1994 through 2013                            19,070             100,570

Total                                         1,210,935           1,234,910

Revenue Bonds Issued by Municipal
Agencies with Sufficient Service
Revenues Guaranteed by Third Parties:
4.15-8.9% serial revenue bonds maturing
1994 through 2007                                91,290              94,280
7.25-7.4% term revenue bonds due 1999
through 2011                                    105,610             105,610
Adjustable rate revenue bonds due 1994
through 2011                                    143,531             148,013

Total                                           340,431             347,903

Total project debt                            1,551,366           1,582,813

Other borrowings                                 28,423              28,423

Total                                        $1,579,789          $1,611,236

     The project debt associated with the financing of waste-to-energy facilities is generally arranged by municipalities through the issuance of tax-exempt and taxable revenue bonds. The category, "Revenue Bonds Issued by and Prime Responsibility of Municipalities," includes bonds issued with respect to which debt service is an explicit component of the client community's obligation under the related service agreement. In the event that a municipality is unable to satisfy its payment obligations, the bondholders' recourse with respect to the Corporation is limited to the waste-to-energy facilities and restricted funds pledged to secure such obligations. The category, "Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues Guaranteed by Third Parties," includes bonds issued to finance three facilities for which contractual obligations of third parties to deliver waste ensure sufficient revenues to pay debt service, although such debt service is not an explicit component of a third party's service fee obligation.
     Payment obligations for the project debt, which are nonrecourse to the Corporation subject to construction and operating performance guarantees and commitments, are secured by the revenues pledged under various indentures and are collateralized principally by a mortgage lien and a security interest in each of the respective waste-to-energy facilities and related assets. At December 31, 1993, such project debt was collateralized by property, plant, and equipment with a net carrying value of $1,534,958,000, credit enhancements of approximately $200,000,000 for which Ogden has certain reimbursement obligations, and substantially all restricted funds (see Note
9).
     As part of the acquisition of Blount Energy Resource Corp. in 1991, OPI assumed an obligation for approximately $28,400,000, representing the equity component of a sale and leaseback arrangement relating to the Hennepin County, Minnesota, waste-to-energy facility. This arrangement is accounted for as a financing. The obligation has an effective interest rate of 5% and extends through 2017.
     The adjustable rate revenue bonds are adjusted periodically to re-establish the variable rates at current market rates for similar issues, generally with an upside cap of 15%. The average rates for Waste-to-Energy Operations and Operations Other Than Waste to Energy, respectively, were 2.65% and 2.24% in 1993 and 3.40% and 2.74% in 1992. The bonds due 2014 through 2024 were issued under agreements that contain various restrictions, the most significant being the requirement to maintain Shareholders' Equity of $400,000,000. At December 31, 1993, Ogden had $86,267,000 in excess of the required amount. The maturities on long-term debt (expressed in thousands of dollars) at December 31, 1993, were as follows:

                               Operations
                               Other Than                   Waste-to-
                                 Waste to                      Energy
                                   Energy                  Operations

1994                             $  3,070                  $   32,632
1995                                2,131                      37,867
1996                               20,680                      48,597
1997                                                           52,617
1998                                                           58,132
Later years                       224,829                   1,349,944

Total                            $250,710                  $1,579,789

     At December 31, 1993, Ogden had entered into four interest rate swap agreements. Under two of these agreements covering notional amounts of $100,000,000 each, expiring March 23, 1994, and December 16, 1998, respectively, Ogden receives a fixed rate of 6.56% and 5.52%, respectively, per annum paid on a semi-annual basis and pays a floating rate of three months LIBOR set in arrears on a quarterly basis. At December 31, 1993, the LIBOR rate was 3.38%. The two other interest rate swap agreements have notional amounts at December 31, 1993, of $91,070,000 and $48,305,000,
respectively, which are reduced periodically and expire in May 1999. Under the former swap agreement, OPI pays a fixed rate of 3.95% per annum on a semi-annual basis and receives a floating rate based on an index of tax-exempt variable rate obligations. Under the latter swap agreement, OPI pays a fixed rate of 5.25% per annum on a semi-annual basis and receives a floating rate based on defined commercial paper rate. At December 31, 1993, the floating rates on the two swaps were 2.34% and 3.36%, respectively. The counterparties to these interest swaps are major financial institutions. Management believes the credit risk associated with nonperformance is not significant.

9.  RESTRICTED FUNDS HELD IN TRUST

Funds held by trustees from proceeds received from the financing of waste-to-energy facilities are segregated principally for the construction of the facilities, debt service reserves for payment of principal and interest on revenue bonds, and capitalized interest for payment of interest generally during the construction period. Such funds are invested principally in United States Treasury bills and notes and United States government agencies securities.
     Fund balances (expressed in thousands of dollars) were as follows:

                                            1993                       1992

Construction funds                            $ 71,725             $129,913
Debt service funds                             197,649              195,841
Capitalized interest funds                      19,289               28,788
Other funds                                     70,753               65,221

Total                                         $359,416             $419,763

    Based on anticipated construction schedules, the remaining construction funds at December 31, 1993, are expected to be disbursed during 1994 and 1995.

10.  CONVERTIBLE SUBORDINATED DEBENTURES

Convertible subordinated debentures (expressed in thousands of dollars) consisted of the following:

                                                  1993                 1992

6% debentures due June 1, 2002                $ 85,000             $ 85,000
5 3/4% debentures due October 20, 2002          66,750               66,750

Total                                         $151,750             $151,750

   The 6% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $39.077 principal amount of debentures. The debentures are redeemable at Ogden's option at 103.6% of principal amount during the year commencing June 1, 1993, and at decreasing prices thereafter.
     The 5 3/4% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $41.772 principal amount of debentures. The debentures are redeemable at Ogden's option at 100% of face value. During 1992, the Corporation purchased $1,250,000 face value of these debentures at prevailing market rates. The net gain on the acquisition of these securities amounted to $259,000 and is included in other income.
     The 5% convertible subordinated debentures became due on June 1, 1993, and were converted into Ogden common stock at the rate of one share for each $14.01 principal amount of debentures.
     During 1993, 1992, and 1991, $1,287,000, $122,000, and $112,000 face value of the 5% debentures were converted into 91,762, 8,694, and 7,982 shares of common stock, respectively.

11.  PREFERRED STOCK

The outstanding Series A $1.875 Cumulative Convertible Preferred Stock is convertible at any time at the rate of 5.97626 common shares for each preferred share. Ogden may redeem the outstanding shares of preferred stock at $50 per share, plus all accrued dividends. These preferred shares are entitled to receive cumulative annual dividends at the rate of $1.875 per share, plus an amount equal to 150% of the amount, if any, by which the dividend paid or any cash distribution made on the common stock in the preceding calendar quarter exceeded $.667 per share. During 1993, 1992, and 1991, 4,697, 6,013, and 4,901 preferred shares were converted into 28,046, 35,908, and 29,265 shares of common stock, respectively.

12.  COMMON STOCK AND STOCK OPTIONS

In 1986, Ogden adopted a nonqualified stock option plan (the "1986 Plan"). Under the 1986 Plan, options and/or stock appreciation rights may be granted to key management employees to purchase Ogden common stock at prices not less than the fair market value at the time of grant, which become exercisable during a five-year period from the date of grant, except for the grant to the Chairman of the Board, which vested in its entirety six months after the date of the grant. As adopted, and as adjusted for stock splits, the 1986 Plan calls for up to an aggregate of 2,700,000 shares of Ogden common stock to be available for issuance upon the exercise of options and stock appreciation rights, which may be granted over a ten-year period ending March 10, 1996; 115,500 shares were available for grant at December 31, 1993.
     In October 1990, Ogden adopted the Ogden 1990 Stock Option Plan (the "1990 Plan"). Under the 1990 Plan, nonqualified options, incentive stock options, and/or stock appreciation rights and stock bonuses may be granted to key management employees and outside directors to purchase Ogden common stock at an exercise price to be determined by the Ogden Compensation Committee. Pursuant to the 1990 Plan, an aggregate of 3,000,000 shares of Ogden common stock is available for issuance upon the exercise of such options, rights, and bonuses, which may be granted over a ten-year period ending October 11, 2000; 237,000 shares were available for grant at December 31, 1993.
     Under the foregoing plans, Ogden issued 3,190,000 limited stock appreciation rights in conjunction with the stock options granted. These limited rights are exercisable only during the period commencing on the first day following the occurrence of any of the following events and terminate 90 days after such date: the acquisition by any person of 20% or more of the voting power of Ogden's outstanding securities; the approval by Ogden shareholders of an agreement to merge or to sell substantially all of its assets; or the occurrence of certain changes in the membership of the Ogden Board of Directors. The exercise of these limited rights entitles participants to receive an amount in cash with respect to each share subject thereto, equal to the excess of the market value of a share of Ogden common stock on the exercise date or the date these limited rights become exercisable, over the related option price.
     In connection with the acquisition of ERC International, Inc. (ERCI), Ogden assumed pre-existing ERCI stock option plans and converted all options then outstanding into options to acquire shares of Ogden common stock. No further options will be granted under the ERCI plans. These options expired in 1993.

Information regarding the Corporation's stock option plans is summarized as follows:

                                    Option                          Available
                                     Price                                for
                                 Per Share Outstanding  Exercisable     Grant
1986 Plan:
December 31, 1990, balance    $14.98-28.54   1,305,500      589,500   105,500
Became exercisable                                          154,000
Exercised                            14.98     (79,100)     (79,100)

December 31, 1991, balance     14.98-28.54   1,226,400      664,400   105,500
Became exercisable                                          150,000
Exercised                            14.98    (136,400)    (136,400)
Cancelled                            28.54     (10,000)     (10,000)   10,000

December 31, 1992, balance     14.98-28.54   1,080,000      668,000   115,500
Became exercisable                                          144,000
Exercised                            14.98     (49,313)     (49,313)

December 31, 1993, balance     14.98-28.54   1,030,687      762,687   115,500

1990 Plan:
December 31, 1990, balance           18.31   2,520,000                480,000
Granted                              20.31     211,000               (211,000)
Became exercisable                                          498,000
Cancelled                      18.31-20.31     (50,000)                50,000

December 31, 1991, balance     18.31-20.31   2,681,000      498,000   319,000
Granted                              21.19      40,000                (40,000)
Became exercisable                                          539,400
Cancelled                      18.31-21.19     (66,000)                66,000

December 31, 1992, balance     18.31-21.19   2,655,000    1,037,400   345,000
Granted                              23.56     158,000               (158,000)
Became exercisable                                          522,900
Exercised                      18.31-20.31    (123,000)    (123,000)
Cancelled                      18.31-20.31     (50,000)      (4,000)   50,000

December 31, 1993, balance     18.31-23.56   2,640,000    1,433,300   237,000

Conversion of ERCI Plan:
December 31, 1990, balance     19.98-35.55     143,115       96,281
Became exercisable                                           30,591
Exercised                            19.98        (407)        (407)
Cancelled                      19.98-34.03      (4,750)      (4,750)

December 31, 1991, balance     21.05-35.55     137,958      121,715
Became exercisable                                           16,243
Exercised                            21.05     (15,890)     (15,890)
Cancelled                      21.05-35.55     (51,951)     (51,951)

December 31, 1992, balance     21.05-24.74      70,117       70,117
Exercised                            21.05     (23,102)     (23,102)
Cancelled                      21.05-24.74     (47,015)     (47,015)

December 31, 1993, balance               -           -            -

Total, December 31, 1993      $14.98-28.54   3,670,687    2,195,987   352,500

     At December 31, 1993, there were 8,138,164 shares of common stock reserved for the exercise of stock options and the conversion of preferred shares and debentures.

13.  PREFERRED STOCK PURCHASE RIGHTS

On September 20, 1990, The Board of Directors declared a dividend of one preferred stock purchase right (Right) on each outstanding share of common stock. Among other provisions, each Right may be exercised to purchase a one one-hundredth share of a new series of cumulative participating preferred stock at an exercise price of $80, subject to adjustment. The Rights may only be exercised after a party has acquired 15% or more of the Corporation's common stock or commenced a tender offer to acquire 15% or more of the Corporation's common stock. The Rights do not have voting rights, expire October 2, 2000, and may be redeemed by the Corporation at a price of $.01 per Right at any time prior to the acquisition of 15% of the Corporation's common stock.
     In the event a party acquires 15% or more of the Corporation's outstanding common stock in accordance with certain defined terms, each Right will then entitle its holder (other than such party) to purchase, at the Right's then-current exercise price, a number of the Corporation's common shares having
a market value of twice the Right's exercise price.   At December 31, 1993,
43,499,122 preferred stock purchase rights were outstanding.

14.  RETIREMENT PLANS

Ogden has retirement plans that cover substantially all of its employees. A substantial portion of hourly employees of Ogden Services Corporation participates in defined contribution plans. Other employees participate in defined benefit or defined contribution plans.
     The defined benefit plans provide benefits based on years of service and either employee compensation or a flat benefit amount. Ogden's funding policy for those plans is to contribute annually an amount no less than the minimum funding required by ERISA. Contributions are intended to provide not only benefits attributed to service to date but also for those expected to be earned in the future.
     The following table sets forth the defined benefit plans' funded status and related amounts recognized in Ogden's consolidated balance sheets (expressed in thousands of dollars):

                                              1993                      1992
                                        Assets    Accumulated         Assets
                                        Exceed       Benefits         Exceed
                                   Accumulated         Exceed    Accumulated
                                      Benefits         Assets       Benefits

Accumulated Benefit Obligation:
Vested                                 $ 5,356       $  8,888        $11,100
Nonvested                                  879          1,511          1,404

Total                                  $ 6,235        $10,399        $12,504

Projected benefit obligation
for services rendered to date          $ 8,723        $12,889        $16,537
Plan assets at fair value                7,903          7,880         15,268

Underfunded projected benefits         $   820        $ 5,009        $ 1,269

Source of Underfunded Status:
Unrecognized net gain (loss) from
past experience different from
that assumed and effects of changes
in assumptions                         $(1,356)     $(1,415)         $    23
Unrecognized net transition asset
(obligation) at January 1, 1986,
being recognized over 13 years             728         (300)             602
(Pension liability) prepaid pension
costs                                     (192)         228            1,598
Unrecognized prior service costs                     (3,522)          (3,492)

Underfunded projected benefits         $   820      $ 5,009          $ 1,269

     At December 31, 1993, the accumulated benefit obligation of certain pension plans exceeded plan assets. As required by SFAS No. 87, the Corporation recorded a liability for such excess of $2,765,000 offset by an intangible asset and a reduction, net of income taxes, of $928,000 in Shareholders' Equity.

     Pension costs for Ogden's defined plans included the following components (expressed in thousands of dollars):

                                          1993           1992           1991

Service cost on benefits earned
during the period                       $1,610         $1,592         $1,415
Interest cost on projected benefit
obligation                               1,457          1,301          1,077
Net amortization and deferral               40            161            189
Actual return on plan assets              (979)        (1,227)          (867)

Net periodic pension cost               $2,128         $1,827         $1,814

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7 1/2% and 4 1/2% for 1993 and 8 1/2% and 5% for the years 1992 and 1991, respectively. The expected long-term rate of return on plan assets was 8% for each year.
     Contributions and costs for defined contribution plans are determined by benefit formulas based on percentage of compensation as well as discretionary contributions and totaled $13,061,000, $11,397,000, and $9,637,000 in 1993,
1992, and 1991, respectively. Plan assets at December 31, 1993, 1992, and 1991, primarily consisted of common stocks, United States government securities, and guaranteed insurance contracts.
     With respect to union employees, the Corporation is required under contracts with various unions to pay, generally based on hours worked, retirement, health, and welfare benefits. These multiemployer defined benefit and defined contribution plans are not controlled or administered by the Corporation. The amounts charged to expense for such plans during 1993, 1992, and 1991 were $32,000,000, $32,000,000, and $31,200,000, respectively.

15.  POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

In 1992, the Corporation discontinued its policy of providing postretirement health care and life insurance benefits for all salaried employees, except those employees who were retired or eligible for retirement at December 31, 1992, or who were covered under certain company-sponsored union plans. The Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1993. SFAS No. 106 requires the accrual method of accounting for postretirement health care and life insurance benefits, based on actuarial determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits.
     As of January 1, 1993, the Corporation recognized the full amount of its estimated accumulated postretirement benefit obligation, representing the present value of the estimated future benefits payable to current retirees, and a pro rata portion of estimated benefits payable to eligible active employees after retirement. The effect of recognizing SFAS No. 106 at January 1, 1993, is shown in the accompanying financial statements as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $5,340,000 (net of income taxes of $3,710,000) or $.12 per share.
     For the year ended December 31, 1993, the components of the periodic expense for these benefits were as follows:

Recognition of Components of Net Periodic Postretirement Benefit Costs for the Year Ended December 31, 1993:

Service costs                                                       $140,157
Interest                                                             747,665

Total                                                               $887,822

     As of December 31, 1993, the actuarial recorded liabilities for these postretirement benefits, none of which has been funded, were as follows:

Accumulated Postretirement Benefit Obligation:

Retirees                                                         $ 3,948,954
Eligible active participants                                       4,957,341
Other active                                                       1,654,000
Total accumulated postretirement obligation                       10,560,295
Unrecognized net loss                                              1,135,080

Accrued postretirement benefit liability                         $ 9,425,215

    The accumulated postretirement benefit obligation was determined using a discount rate of 7.5%, an estimated increase in compensation levels of 4.5%, and a health care cost rate of approximately 14.5%, decreasing in subsequent years until it reaches 6% in the year 2008 and thereafter. The effect of a one percentage point increase in the assumed health care cost trend rates for each future year on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and the accumulated postretirement benefit obligation for health care benefits would be $83,000 and $723,000, respectively.

16.  INTEREST AND DEBT SERVICE CHARGES

Ogden charges to the cost of capital assets interest incurred during the period of construction. For the years ended December 31, 1993, 1992, and 1991, $5,538,000, $753,000, and $9,166,000, respectively, of interest costs were charged to assets during construction.
     Interest expense for Operations Other Than Waste to Energy, net of amounts capitalized, was $23,641,000, $21,980,000, and $17,903,000 for 1993, 1992, and
1991, respectively. Debt service charges for Waste-to-Energy Operations (expressed in thousands of dollars) consisted of the following:

                                                 1993       1992        1991
Interest incurred on taxable
and tax-exempt borrowings                    $107,846    $99,828    $101,906

Interest earned on temporary investment
of borrowings  during construction, etc.        9,985      6,095       8,919

Net interest incurred                          97,861     93,733      92,987

Interest capitalized during construction
in property, plant, and equipment               5,538        753       9,166

Interest expense-net                           92,323     92,980      83,821
Amortization of bond issuance costs             6,341      6,754       5,137

Debt service charges                         $ 98,664    $99,734    $ 88,958

17.  INVESTMENTS IN NONCURRENT MARKETABLE EQUITY SECURITIES

The aggregate cost, market value, and components of unrealized loss of noncurrent marketable equity securities (expressed in thousands of dollars) at December 31, 1993 and 1992, were as follows:

                                                            1993        1992

Cost                                                      $5,549      $5,549
Market value                                               4,846       4,611

Gross unrealized loss                                        703         938
Deferred income taxes                                        276         342

Valuation allowance charged to
shareholders' equity                                      $  427      $  596

18.  FOREIGN EXCHANGE TRANSLATION

Foreign exchange translation adjustments for 1993, 1992, and 1991, amounting to $(2,095,000), $(2,931,000), and $310,000, respectively, have been (charged)
credited directly to shareholders' equity.

19.  EARNINGS PER SHARE

Earnings per common share were computed by dividing net income, reduced by preferred stock dividend requirements, by the weighted average of the number of shares of common stock and common stock equivalents, where dilutive, outstanding during each year.
     Earnings per common share, assuming full dilution, were computed on the assumption that all convertible debentures, convertible preferred stock, and stock options converted or exercised during each year, or outstanding at the end of each year, were converted at the beginning of each year or at the date of issuance or grant, if dilutive. This computation provided for the elimination of related convertible debenture interest and preferred dividends.
     The weighted-average number of shares used in computing earnings per common share was as follows:

                                         1993           1992            1991

Primary                            43,378,000     43,086,000      42,969,000
Assuming full dilution             43,776,000     43,583,000      43,512,000

20.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
(Expressed in thousands of dollars)              1993       1992        1991

Cash Paid for Interest and Income Taxes:
Interest (net of amounts capitalized)        $117,733   $115,316    $100,582
Income taxes                                    3,197      6,328       6,069

Noncash Investing and Financing Activities:
Conversion of preferred shares for
common shares                                       5          6           5
Conversion of debentures for common shares      1,287        122         112
Adjustments to property, plant, and
equipment resulting from purchase price
and contract cost adjustments                                          8,300
Adjustment to property, plant, and
equipment and deferred income taxes in
connection with adoption of SFAS No. 109                  38,051
Contract acquisition costs, etc.               22,539
Future contract obligations                   (22,539)
Acquisition of net assets in connection
with merger                                                4,375

Detail of Entities Acquired:
Fair value of assets acquired                  76,875      9,420     278,302
Liabilities assumed                           (22,651)    (1,480)   (259,756)
Net cash paid for acquisitions                 54,224      7,940      18,546

21.  INFORMATION CONCERNING BUSINESS SEGMENTS

Ogden's two activity areas are Operating Services and Waste-to-Energy Operations. Operating Services includes professional and technical services to environmental and energy markets; worldwide aviation ground services and fueling; food and beverage services to airlines as well as sports and recreation centers; a wide range of technical services to space and defense contractors; security services; facility management services, including promotion of sporting and entertainment events; building and plant housekeeping and mechanical maintenance; and the operation of one racetrack. Waste-to-Energy Operations designs, builds, and operates, in conjunction with Operating Services, solid waste-to-energy plants principally utilizing mass-burn technology and offers a broad range of integrated services to recycle, manage, and market solid waste materials.
     Revenues and income from continuing operations (expressed in thousands of dollars) for the years ended December 31, 1993, 1992, and 1991, were as follows:

                                         1993           1992            1991

Revenues:
Operating Services                 $1,358,277     $1,302,778      $1,203,327
Waste-to-Energy Operations            681,060        466,037         364,241

Total revenues                     $2,039,337     $1,768,815      $1,567,568

Income From Operations:
Operating Services                 $   69,582     $   64,168      $   54,229
Waste-to-Energy Operations             77,778         69,847          69,733
Total income from operations          147,360        134,015         123,962
Corporate unallocated income
and expenses-net                      (10,751)       (10,778)        (11,424)
Corporate interest-net                (11,108)       (10,362)         (8,344)

Consolidated Income From
Continuing Operations Before
Income Taxes and Minority
Interest                           $  125,501     $  112,875      $  104,194

     Operating Services revenues include $245,100,000, $251,300,000, and $206,300,000 from United States government contracts for the years ended December 31, 1993, 1992, and 1991, respectively.
     Total revenues by segment reflect sales to unaffiliated customers. In computing income from operations, none of the following have been added or deducted: unallocated corporate expenses, nonoperating interest expenses, interest income, and income taxes.

     A summary (expressed in thousands of dollars) of identifiable assets, depreciation and amortization, and capital additions of continuing operations for the years ended December 31, 1993, 1992, and 1991, is as follows:

                            Identifiable    Depreciation and         Capital
                                  Assets        Amortization       Additions
1993
Operations Other Than
Waste to Energy:
Operating Services            $  762,016             $35,991        $ 33,917
Corporate                        254,831               2,484             471

Total                          1,016,847              38,475          34,388
Waste-to-Energy Operations     2,295,663              47,168          81,812

Consolidated                  $3,312,510             $85,643        $116,200

1992
Operations Other Than
Waste to Energy:
Operating Services            $  689,206             $32,282        $ 30,743
Corporate                        276,032               2,610              25

Total                            965,238              34,892          30,768
Waste-to-Energy Operations     2,222,588              42,156          33,289

Consolidated                  $3,187,826             $77,048        $ 64,057

1991
Operations Other Than
Waste to Energy:
Operating Services            $  669,663             $31,197        $ 30,135
Corporate                        195,014               2,487              26

Total                            864,677              33,684          30,161
Waste-to-Energy Operations     1,981,577              34,031          72,213

Consolidated                  $2,846,254             $67,715        $102,374

22.  LEASES

Total rental expense amounted to $73,138,000, $65,822,000, and $55,559,000 (net of sublease income of $2,606,000, $3,633,000, and $2,520,000) for 1993, 1992,
and 1991, respectively. Included in rental expense for Operations Other Than Waste to Energy are amounts based on contingent factors (principally sales) in excess of minimum rentals, amounting to $19,836,000, $14,332,000, and $13,420,000 for 1993, 1992, and 1991, respectively. Principal leases are for leaseholds, sale and leaseback arrangements on waste-to-energy facilities, trucks and automobiles, airplane, and machinery and equipment. Some of these operating leases have renewal options.
     The following is a schedule (expressed in thousands of dollars), by year, of future minimum rental payments, net of income from related subleases, in the average amount of $1,273,000 yearly through 1998, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1993:

                                  Operations
                                  Other Than                       Waste-to-
                                    Waste to                          Energy
                                      Energy                      Operations

1994                                $ 39,903                        $ 12,845
1995                                  37,955                          12,447
1996                                  27,858                          14,561
1997                                  24,091                          13,915
1998                                  17,755                          13,748
Later years                          130,558                         181,667

Total                               $278,120                        $249,183

     Waste-to-Energy Operations includes $144,916,000 of future nonrecourse rental payments that are supported by third-party commitments to provide sufficient service revenues to meet such obligations. Operations Other Than Waste to Energy includes future nonrecourse rental payments of $107,244,000 relating to a hydroelectric power generating facility operated by a special-purpose subsidiary acquired in 1991. These rent payment obligations are supported by contractual power purchase obligations of a third party, which are expected to provide sufficient revenues to make the rent payments.

23.  COMMITMENTS AND CONTINGENT LIABILITIES

Ogden and certain of its subsidiaries are contingently liable as a result of transactions arising in the ordinary course of business and are involved in legal proceedings in which damages and other remedies are sought. In the opinion of management, after review with counsel, the eventual disposition of these matters will not have a material adverse effect on Ogden's Consolidated Financial Statements.
     Ogden continues as guarantor of surety bonds and letters of credit totaling approximately $19,200,000 on behalf of International Terminal Operating Co. Inc.
(ITO). Ogden also continues as guarantor of tax-exempt 8 1/4% Industrial Revenue Bonds (IRBs) secured by a letter of credit, which expires June 16, 1994, amounting to approximately $36,000,000 on behalf of Avondale Industries, Inc. These IRBs are redeemable at the option of the bondholders or Avondale on June 1, 1994, and annually thereafter through June 1, 2001. The IRBs are subject to a mandatory call for redemption on June 1, 1994, if the existing letter of credit is not replaced or the IRBs otherwise refinanced. If the IRBs are redeemed, Ogden may be required to purchase Avondale preferred stock. In addition, Ogden may also be required to purchase Avondale preferred stock in connection with certain litigation and income tax matters.
     As of December 31, 1993, capital commitments amounted to $46,300,000, which includes commitments for equity investments (over and above restricted funds provided by revenue bonds issued by municipalities) of $12,300,000 for waste-to-energy facilities and $34,000,000 for normal replacement, modernization, and growth in Operating Services and Waste-to-Energy Operations.

24.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair-value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that Ogden could realize in a current market exchange.
     The estimated fair value (expressed in thousands of dollars) of financial instruments at December 31, 1993 and 1992, is summarized as follows:

                                          1993                    1992
                                   Carrying   Estimated    Carrying   Estimated
                                     Amount  Fair Value      Amount  Fair Value

Assets:
Operations Other Than
Waste to Energy:
Cash and cash equivalents        $  105,539  $  105,539  $  108,519  $  108,519
Marketable securities                94,247      94,086      99,938     100,123
Other Assets:
Noncurrent marketable securities      4,706       4,706       4,582       4,582
Noncurrent receivables               52,177      48,633      44,257      42,099
Other                                29,808      28,709      27,092      26,068

Waste-to-Energy Operations:
Cash                                  3,558       3,558       7,938       7,938
Receivables                         224,561     233,841     174,571     180,790
Restricted funds                    359,416     366,006     419,763     424,940

Liabilities:
Operations Other Than
Waste to Energy:
Current portion of long-term debt     3,070       3,070       4,813       4,813
Accrued expenses                     84,798      84,798      74,147      74,147
Long-term debt                      247,640     251,587     265,007     265,007
Convertible subordinated
debentures                          151,750     142,919     151,750     129,838
Other liabilities                    22,539      22,539

Waste-to-Energy Operations:
Project debt                      1,551,366   1,691,939   1,582,813   1,668,372
Other borrowings                     28,423      19,810      28,423      14,835
Other liabilities                     8,300       7,175       8,300       6,395

Off Balance Sheet Financial
Instruments:
Unrealized Gains (Losses) on
Interest Rate Swap Agreements-
Net:
Operations Other Than
Waste to Energy                                    (402)                  2,226
Waste-to-Energy Operations                         (430)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
     For cash and cash equivalents and accrued expenses, etc., the carrying value of these amounts is a reasonable estimate of their fair value. The fair value of long-term unbilled receivables is estimated by using a discount rate that approximates the current rate for comparable notes. Marketable securities' fair values are based on quoted market prices or dealer quotes. The fair value of restricted funds held in trust is based on quoted market prices of the investments held by the trustee. The fair value of noncurrent receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to such borrowers based on the remaining maturities, consideration of credit risks, and other business issues pertaining to such receivables. Other assets, consisting primarily of insurance and escrow deposits and other miscellaneous financial instruments used in the ordinary course of business, are valued based on quoted market prices or other appropriate valuation techniques.
     Fair values for short-term debt and long-term debt are determined based on interest rates that are currently available to the Corporation for issuance of debt with similar terms and remaining maturities for debt issues that are not traded or quoted on an exchange. With respect to convertible subordinated debentures, fair values are based on quoted market prices. The fair value of project debt is estimated based on quoted market prices for the same or similar issues. Other borrowings and liabilities are valued by discounting the future stream of payments using the incremental borrowing rate of the Corporation. The fair value of the Corporation's interest rate swap agreements is the estimated amount that the Corporation would receive or pay to terminate the swap agreements at the reporting date. The fair value of Ogden financial guarantees provided on behalf of ITO and Avondale Industries, Inc., (see Note 23) would be zero because Ogden receives no fees associated with such commitments.
     The fair-value estimates presented herein are based on pertinent information available to management as of December 31, 1993 and 1992. Although management is not aware of any factors that would significantly affect the estimated fair-value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

25.  SALE OF LIMITED PARTNERSHIP INTERESTS

In 1992, construction revenues for Waste-to-Energy Operations included $7,700,000 from the sale of the remaining limited partnership interests and related tax benefits in the Huntington, New York, waste-to-energy facility. In 1991, construction revenues for Waste-to-Energy Operations included $17,800,000 from the sale of limited partnership interests and related tax benefits, which was offset by the recapture of investment tax credits and minority interest and a provision of $6,500,000 for potential write-offs of deferred proposal costs on facilities for which construction has not commenced.

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche                                 1633 Broadway
                                                  New York, NY  10019



The Board of Directors and Shareholders of Ogden Corporation:

We have audited the accompanying consolidated balance sheets of Ogden Corporation and subsidiaries as of December 31, 1993 and 1992 and the related statements of shareholders' equity, consolidated income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1993 and 1992 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the financial statements, in 1993 the Corporation changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 and in 1992 changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.



/s/Deloitte & Touche

February 2, 1994

OGDEN CORPORATION AND SUBSIDIARIES
REPORT OF MANAGEMENT

Ogden's management is responsible for the information and representations contained in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances to reflect in all material respects the substance of events and transactions that should be included and that the other information in the annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates of the expected effects of events and transactions currently being accounted for.
     In meeting its responsibility for the reliability of the financial statements, management depends on the Corporation's internal control structure. This structure is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. In designing control procedures, management recognizes that errors or irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of such controls. Management believes that the Corporation's internal control structure provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented and would be detected within a timely period by employees in the normal course of performing their assigned functions.
     The Board of Directors pursues its oversight role for these financial statements through the Audit Committee, which is composed solely of nonaffiliated directors. The Audit Committee, in this oversight role, meets periodically with management to monitor their responsibilities. The Audit Committee also meets periodically with the independent auditors and the internal auditors, both of whom have free access to the Audit Committee without management present.
     The independent auditors elected by the shareholders express an opinion on our financial statements. Their opinion is based on procedures they consider to be sufficient to enable them to reach a conclusion as to the fairness of the presentation of the financial statements.


/s/R. Richard Ablon                          /s/Philip G. Husby

R. Richard Ablon                             Philip G. Husby
President and                                Senior Vice President and
Chief Executive Officer                      Chief Financial Officer

OGDEN CORPORATION AND SUBSIDIARIES
QUARTERLY RESULTS OF OPERATIONS
1993 QUARTER ENDED                                MARCH 31       JUNE 30        SEPT. 30       DEC. 31
(In thousands of dollars,
except per-share amounts)

Net sales and service revenues                    $458,491      $516,157        $540,856      $523,833

Gross profit                                      $ 81,911      $ 86,494        $ 94,347      $ 94,556

Income before cumulative effect of
change in accounting principle                    $ 13,822      $ 16,092        $ 14,723      $ 17,493
Cumulative effect of change in
accounting principle                                (5,340)

Net income                                        $  8,482      $ 16,092        $ 14,723      $ 17,493

Earnings Per Common Share:
Income before cumulative effect of
change in accounting principle                    $    .32      $   0.37        $   0.34      $   0.40
Cumulative effect of change in
accounting principle                                 (0.12)

Total                                             $   0.20      $   0.37        $   0.34      $   0.40

Earnings Per Common Share-Assuming
Full Dilution:
Income before cumulative effect of
change in accounting principle                    $   0.31      $   0.37        $   0.34      $   0.40
Cumulative effect of change in
accounting principle                                 (0.12)

Total                                             $   0.19      $   0.37        $   0.34      $   0.40


1992 QUARTER ENDED                                MARCH 31       JUNE 30        SEPT. 30       DEC. 31
(In thousands of dollars,
except per-share amounts)

Net sales and service revenues                    $414,179      $430,378        $458,591      $465,667

Gross profit                                      $ 83,395      $ 83,665        $ 86,510      $ 81,514

Income before cumulative effect of
change in accounting principle                    $ 13,875      $ 14,486        $ 17,152      $ 15,254
Cumulative effect of change in
accounting principle                                (5,186)

Net income, as restated                           $  8,689      $ 14,486        $ 17,152      $ 15,254

Earnings Per Common Share:
Income before cumulative effect of
change in accounting principle                    $   0.32      $   0.34        $   0.40      $   0.35
Cumulative effect of change in
accounting principle                                 (0.12)

Total                                             $   0.20      $   0.34        $   0.40      $   0.35

Earnings Per Common Share-Assuming
Full Dilution:
Income before cumulative effect of
change in accounting principle                    $   0.32      $   0.33        $   0.40      $   0.35
Cumulative effect of change in
accounting principle                                 (0.12)

Total                                             $   0.20      $   0.33        $   0.40      $   0.35

Notes: Net income was reduced by $.10 per share ($4.3 million) for the September 30, 1993, quarter, reflecting the retroactive effect of the increased Federal income tax rate.  The $.10 per-share reduction includes $.08 per share for a net one-time charge due to the adjustment of prior years' deferred income tax balances and $.02 per share for the 1% increase in tax rate for the first nine months of 1993.

The cumulative effect of changes in accounting principles reflects the adoption of SFAS No. 106,
"Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993, and
SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1992.

OGDEN CORPORATION AND SUBSIDIARIES
PRICE RANGE OF STOCK AND DIVIDEND DATA
                                 1 9 9 3                     1 9 9 2
                          High           Low            High          Low
Common:
First Quarter             24 5/8         21 1/2         24 3/8         19 1/2
Second Quarter            26 1/2         22 1/8         22 1/2         17 7/8
Third Quarter             27             21 5/8         21 3/4         18 1/2
Fourth Quarter            26             22             22 7/8         17 1/8

$1.875 Preferred:
First Quarter                Not Traded                120            120
Second Quarter           146            146            129            129
Third Quarter            145            131 1/2        115            115
Fourth Quarter               Not Traded                122            122

Quarterly common stock dividends of $.3125 per share were paid to shareholders of record for the four quarters of 1993 and 1992, the dividends for the last quarters of 1993 and 1992 being paid in January of the subsequent years. Quarterly dividends of $.8376 were paid for the four quarters of 1993 and 1992 on the $1.875 preferred stock.

Ogden common and $1.875 preferred stocks are listed on the New York Stock Exchange.