Form 10-K, Exhibit 13
OGDEN CORP
filed 1995-03-31
CIK 73902

EXHIBIT 13

Ogden Corporation and Subsidiaries
Management's Discussion and Analysis of Consolidated Operations

At December 31, 1994, in connection with Ogden's acquisition of the publicly traded shares of Ogden Projects, Inc. (OPI), Ogden reclassified its business segments. Ogden now classifies its business segments as Services (formerly "Operating Services") and Projects (formerly "Waste-to-Energy Operations"). Independent power activities, formerly part of Operating Services, are now part of Projects, reflecting consolidation of the overall management of these activities within OPI. Projects now includes waste-to-energy activities, the independent power business, water and wastewater projects, and Ogden's construction activities. Within the Services segment, certain business activities have been reclassified.
The Environmental Services group no longer includes independent power; the Government Services group has been renamed Technology Services; and all facility management service contracts for government customers have been transferred to the Facility Management Services group. The discussion and analysis that follow reflect these reclassifications.
Operations: Revenues for 1994 were $70,800,000 higher than the comparable period of 1993, primarily due to increased revenues of $24,100,000 in Aviation Services reflecting the start-up of operations in Brazil and increased activity in Venezuela, Chile, and European operations; $30,200,000 in Technology Services, primarily in the Atlantic Design group and the Systems Engineering group reflecting several new contracts and increased customer activity; $18,500,000 in Environmental Services, primarily reflecting increased activity in the consulting group;
$26,900,000 in waste-to-energy services due primarily to increased revenues at the Detroit, Michigan; Hartford, Connecticut; and Honolulu, Hawaii, facilities acquired in January 1993 and the start-up and full operation of the Union County, New Jersey, facility; $3,800,000 in the independent power group, reflecting increased geothermal power production; and $26,100,000, relating to the gain on the sale of limited partnership interests in and related tax benefits of the Onondaga County, New York, facility. These increases were partially offset by lower revenues of $24,800,000 in the Facility Management Services group due primarily to the loss of several building cleaning contracts and certain utility maintenance contracts and a reduction in construction revenues of $35,300,000, primarily due to reduced construction activity at the Union County facility completed in May 1994, and the Lee County, Florida, facility completed in December 1994.

Consolidated operating income was $16,200,000 higher than 1993, primarily due to an increase of $3,500,000 in Technology Services reflecting several new contracts and increased customer activity in the Atlantic Design group; an increase of $1,600,000 in waste-to-energy services (service revenues less operating costs and debt service charges), chiefly associated with the start-up and full commercial operations of the Union County facility and partially offset by additional maintenance work at the Detroit facility, additional provisions totaling $8,000,000 for deferred proposal costs, litigation and contractor settlement costs, and increased debt service charges of $1,700,000; an increase of $1,700,000 in independent power, primarily reflecting increased activity; an increase in construction income (construction revenues less construction costs) of $2,600,000, primarily due to increased activity at the Montgomery County, Maryland, facility; and a gain of $26,100,000 from the sale of limited partnership interests in and related tax benefits of the Onondaga County facility. These increases were partially offset by lower earnings of $5,000,000 in Facility Management Services, reflecting the loss of several building cleaning and utility maintenance contracts; lower earnings of $2,500,000 in Aviation Services, reflecting lower margins in the in-flight catering group and a loss on the devaluation of the Mexican peso, partially offset by increased earnings in overseas ground services operations; and lower earnings of $2,200,000 in Entertainment Services, primarily reflecting the effect of the baseball strike and hockey lockout and start-up of overseas operations, partially offset by the opening of Arrowhead Pond of Anaheim and several new customers. Selling, administrative, and general expenses increased $10,600,000 due primarily to increased overhead costs including marketing efforts related to new industries and international markets for both the Projects and Services segments. Debt service charges increased $1,700,000. This increase was due to higher interest rates resulting from the conversion of one series of adjustable-rate project debt to fixed rates in 1993 and higher interest rates resulting from two fixed interest rate swap agreements entered into as hedges against two series of adjustable-rate project debt.
The swap agreements resulted in additional debt service charges of $1,400,000 and $1,500,000 in 1994 and 1993, respectively.

Interest income for 1994 was $3,500,000 higher than in 1993, primarily reflecting interest earned on loans made in the second half of 1994 and higher interest rates on earnings from investments. Interest expense for 1994 was $3,400,000 higher than in 1993, reflecting higher borrowings and a reduction of $2,600,000 in income received on two interest rate swap agreements covering notional amounts of $100,000,000 each. One swap agreement expired in March 1994. The other swap agreement expires on December 16, 1998. These swap agreements were entered into in order to convert Ogden's fixed-rate $100,000,000 9.25% debentures to variable-rate debt. Income received on these swaps was $800,000 and $3,400,000 in 1994 and 1993, respectively.

The effective income tax rate for 1994 was 44.4%, compared with 45.0% for 1993. This decrease reflects a charge of $4,100,000 in 1993 reflecting the adjustment of prior years' deferred income tax balances to the new 35% rate enacted in 1993 in accordance with Statement of Financial Accounting
Standards (SFAS) 109, offset by $3,600,000 in 1994 due to the recapture of investment tax credits relating to the sale of certain tax benefits with respect to the Onondaga County facility. Note 20 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

Revenues for 1993 were $270,500,000 higher than the comparable period of 1992, reflecting increased revenues of $30,400,000 in Entertainment Services primarily due to new contracts and increased customer activity principally at sports venues; $17,500,000 in Aviation Services, chiefly associated with the in-flight catering group and the Mexican and European ground handling operations due to increased customer activity and the start-up of operations at Schiphol Airport in Holland; and $3,200,000 in Environmental Services, reflecting the acquisition of a Spanish environmental services company in 1993. Waste-to-energy service revenues increased $60,900,000, primarily due to the operations of the three waste-to-energy plants acquired from RRS Holdings, Inc. (RRS), the waste-to-energy subsidiary of Asea Brown Boveri Inc., on January 8, 1993; independent power production increased $4,100,000, chiefly associated with increased activity; and construction revenues increased $161,800,000 due to increased construction activity at the Lee County, Detroit, and Montgomery County waste-to-energy facilities. These increases were partially offset by a reduction of $7,700,000, arising from the sale of limited partnership interests in and related tax benefits of the Huntington, New York, waste-to-energy facility in 1992.

Consolidated operating income was $8,800,000 higher than 1992, primarily reflecting an increase in waste-to-energy service income (service revenues less operating costs and debt service charges) of $9,100,000, chiefly associated with increased activity at existing facilities, the addition of three RRS plants in January 1993, and a decrease in debt service charges of $1,100,000; $500,000 in independent power operations, reflecting increased production; $14,000,000 in construction income due to increased activity; $3,900,000 in Entertainment Services due to new contracts and increased customer activity, principally at sports venues; $1,900,000 at Universal Ogden, reflecting increased activity in the offshore remote services business; and $300,000 in Environmental Services, primarily due to the acquisition of a Spanish environmental services company.
These increases were partially offset by a reduction of $7,700,000, reflecting the gain in 1992 from the sale of limited partnership interests in and related tax benefits of the Huntington waste-to-energy facility. Selling, administrative, and general expenses for both the Projects and Services segments increased $14,300,000 due to increased overhead costs including marketing efforts relating to new industries and international markets. Debt service charges were $1,100,000 lower due primarily to a repayment of project debt from excess construction proceeds as part of a refinancing. This decrease was partially offset by higher interest rates on certain variable-rate debt and higher interest expense resulting from two interest rate swap agreements entered into in May 1993 as hedges against interest rate exposure on two series of adjustable-rate project debt.
The interest rate swap agreements resulted in an additional $1,500,000 of debt service charges in 1993.

In December 1993, the Corporation adopted a plan to discontinue its fixed-site hazardous waste business. The net charge for all discontinued operations' activity in 1993, which was not material, has been included in operating costs and expenses. See Note 21 to the Consolidated Financial Statements for a more detailed discussion of Discontinued Operations. Interest income for 1993 was $200,000 lower than 1992, primarily reflecting income from the investment of the proceeds from the 9.25% debentures issued in March 1992, partially offset by lower interest rates on investments and the collection of a subordinated note bearing interest above the prime rate. Interest expense for 1993 was $600,000 higher than 1992, primarily reflecting interest costs on the 9.25% debentures issued in March 1992, partially offset by lower interest costs on the Corporation's variable-rate debt and increased income received on two interest rate swap agreements covering notional amounts of $100,000,000 each. One swap was entered into in November 1993. These swaps were entered into in order to convert Ogden's fixed-rate $100,000,000 9.25% debentures to variable-rate debt. Income received on these swaps amounted to $3,400,000 and $2,300,000 in 1993 and 1992, respectively.

The effective income tax rate for 1993 was 45.0%, compared with a 40.1% rate for the comparable period of 1992. This increase of 4.9% is chiefly associated with the Omnibus Budget Reconciliation Act of 1993, signed in August 1993, which increased the Federal income tax rate from 34% to 35% retroactively to January 1, 1993. As a consequence, deferred income tax balances were adjusted to reflect the new tax rate as required by SFAS 109, which resulted in a one-time charge for Federal income taxes of $4,100,000 in 1993. Note 20 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

Capital Investments, Commitments, and Liquidity: During 1994, capital investments amounted to $119,700,000, of which $76,700,000, inclusive of restricted funds transferred from funds held in trust, was for Projects' waste-to-energy operations and $43,000,000 was for normal replacement and growth in Services, Projects, and for Corporate equipment.

At December 31, 1994, capital commitments amounted to $49,900,000, which includes commitments for equity investments (over and above restricted funds provided by revenue bonds issued by municipalities) of $2,600,000 for Projects' waste-to-energy facilities and $47,300,000 for normal replacement, modernization, and growth in Services' and Projects' operations.

In 1994, Ogden Corporation's Board of Directors increased from 2,000,000 to 3,200,000 the number of shares authorized to be repurchased by the Corporation from time to time in the open market. The Corporation has not purchased any of its shares.

Ogden and certain of its subsidiaries have issued or are party to performance bonds and guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain waste-to-energy, entertainment, and other facilities. In the normal course of business, they are involved in legal proceedings in which damages and other remedies are sought. Management does not expect that these contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on Ogden's Consolidated Financial Statements.

During 1994, a subsidiary of the Corporation has entered into a 30-year facility management contract pursuant to which it has agreed to advance funds to a customer, if necessary and only upon satisfactory completion of construction of the facility, to assist refinancing senior secured debt incurred in connection with construction of the facility. Such refinancing requirements are not expected to exceed $67,000,000 at maturity of the senior secured debt, which is expected to be on or about March 1, 2001. Ogden continues as guarantor of surety bonds and letters of credit totaling approximately $19,200,000 on behalf of International Terminal Operating Co. Inc. and has guaranteed borrowings of certain customers amounting to approximately $20,300,000. Management does not expect that these arrangements will have a material adverse effect on Ogden's
Consolidated Financial Statements.

Ogden's obligation as guarantor on behalf of Avondale Industries, Inc., with respect to $36,000,000 of Industrial Revenue Bonds as well as other contingent obligations under which Ogden may have been required to purchase Avondale preferred stock, ended June 1, 1994.

Projects' waste-to-energy facilities are financed to a large degree by revenue bonds issued by the municipalities for facility construction. Other capital commitments and payments, if any, required by guarantees, are expected to be satisfied from cash flow from operations; available funds, including short-term investments; and the Corporation's unused credit facilities to the extent needed. At December 31, 1994, the Corporation had $204,000,000 in cash, cash equivalents, and marketable securities and unused revolving credit lines of $162,000,000.

Ogden expects to continue its strategy of developing and offering new services to an increasing number of customers. This strategy includes the expansion of the waste-to-energy business, independent power generating capabilities, and the development of water and wastewater treatment projects as well as the continued development of the Corporation's services product lines, both in the United States and abroad. Acquisitions are expected to be a continuing factor in the future growth of Ogden.

Ogden Corporation and Subsidiaries
Selected Financial Data

December 31,                  1994        1993       1992         1991         1990
(In thousands of dollars, except per-share amounts)

Total Revenues          $2,110,185  $2,039,337  $1,768,815   $1,567,568  $1,556,406
Income (Loss) From:
Continuing operations       67,826      62,130      60,767       57,604      58,072
Discontinued operations      ----        ----        ----       (13,880)     (2,160)
Cumulative effect of
changes in
accounting principles       (1,520)     (5,340)     (5,186)        ---      ---
Net income                  66,306      56,790      55,581       43,724      55,912
Earnings (Loss) Per
Common Share:
Continuing operations         1.55        1.43        1.41         1.33        1.36
Discontinued operations       ---         ---         ---         (0.32)      (0.05)
Cumulative effect of
changes in
accounting principles        (0.03)      (0.12)      (0.12)         ---        ---

Total                         1.52        1.31        1.29         1.01        1.31

Earnings (Loss) Per
Common Share-
Assuming Full Dilution:
Continuing operations         1.54        1.42        1.40         1.32        1.34
Discontinued operations       ---         ---         ---         (0.32)      (0.05)
Cumulative effect of
changes in
accounting principles        (0.03)      (0.12)      (0.12)

Total                         1.51        1.30        1.28         1.00        1.29

Total Assets             3,644,886   3,340,729   3,187,826    2,846,254   2,690,448
Long-Term Obligations    2,047,031   1,946,547   2,003,091    1,781,576   1,682,354
Shareholders' Equity       596,818    l486,267     481,084      478,122     484,482
Shareholders' Equity Per
Common Share                 12.21       11.15       11.11        11.09       11.26
Cash Dividends Declared
Per Common Share             $1.25       $1.25       $1.25        $1.25       $1.31

Net income in 1993 was reduced by $.08 per share, reflecting the retroactive effect of the increased Federal income tax rate that was enacted in August 1993 on the prior years' deferred income tax balances.




Ogden Corporation and Subsidiaries
Statements of Consolidated Income

For the years ended December 31,          1994            1993            1992

Service revenues                $1,414,348,000  $1,367,557,000  $1,283,453,000
Net sales                          456,586,000     423,329,000     390,994,000
Construction revenues              213,125,000     248,451,000      86,687,000
Gain on sale of limited
partnership interests               26,126,000       ---             7,681,000
Total revenues                   2,110,185,000   2,039,337,000   1,768,815,000

Operating costs and expenses     1,125,303,000   1,073,684,000     989,771,000
Costs of goods sold                405,190,000     376,553,000     359,736,000
Construction costs                 194,022,000     231,956,000      84,212,000
Selling, administrative,
and general expenses               135,852,000     125,219,000     110,872,000
Debt service charges               100,358,000      98,664,000      99,734,000
Total costs and expenses         1,960,725,000   1,906,076,000   1,644,325,000

Consolidated operating income      149,460,000     133,261,000     124,490,000)
Interest income                     12,709,000      9,181,000        9,359,000
Interest expense                   (23,655,000)   (20,289,000)     (19,721,000)
Other income (deductions)-net          850,000      3,348,000       (1,253,000)
Income before income taxes
and minority interests             139,364,000    125,501,000      112,875,000

Less: income taxes                  61,883,000     56,526,000       45,255,000
      minority interests             9,655,000      6,845,000        6,853,000
Income before cumulative effect
of changes in accounting
principles                          67,826,000     62,130,000       60,767,000

Cumulative effect of changes
in accounting principles
(net of income taxes of
$1,100,000 and $3,710,000
for 1994 and 1993, respectively,
and including minority interest
of $6,582,000 for 1992)             (1,520,000)    (5,340,000)      (5,186,000)

Net income                         $66,306,000    $56,790,000      $55,581,000

Earnings (Loss) Per
Common Share:
Income before cumulative
effect of changes in
accounting principles                    $1.55          $1.43            $1.41
Cumulative effect of changes
in accounting principles                 (0.03)         (0.12)           (0.12)
Total                                    $1.52          $1.31            $1.29

Earnings (Loss) Per Common
Share-Assuming Full Dilution:
Income before cumulative effect
of changes in
accounting principles                    $1.54          $1.42            $1.40
Cumulative effect of changes in
accounting principles                    (0.03)         (0.12)           (0.12)
Total                                    $1.51          $1.30            $1.28

See Notes to Consolidated Financial Statements





Ogden Corporation and Subsidiaries
Consolidated Balance Sheets

Assets          December 31,                        1994               1993

Current Assets:
Cash and cash equivalents                   $117,359,000       $109,097,000
Marketable securities available
for sale                                      86,676,000         94,247,000
Restricted funds held in trust               104,700,000        132,273,000
Receivables (less allowances:  1994,
$32,783,000 and 1993, $25,547,000)           585,959,000        506,727,000
Deferred income taxes                         26,451,000         28,219,000
Other                                         74,752,000         61,995,000
Total current assets                         995,897,000        932,558,000
Property, plant, and equipment-net         1,884,774,000      1,693,801,000
Restricted funds held in trust               203,244,000        227,143,000
Unbilled service and other receivables       171,441,000        145,542,000
Unamortized contract acquisition costs       133,172,000        111,681,000
Goodwill and other intangible assets         100,416,000         83,552,000
Other assets                                 155,942,000        146,452,000
Total Assets                              $3,644,886,000     $3,340,729,000

Liabilities and Shareholders' Equity

Current Liabilities:
Current portion of long-term debt             $3,483,000         $3,070,000
Current portion of project debt               45,279,000         32,632,000
Dividends payable                             13,637,000         13,594,000
Accounts payable                              93,362,000         84,917,000
Federal income taxes payable                  10,141,000            453,000
Accrued expenses, etc.                       346,997,000        295,181,000
Total current liabilities                    512,899,000        429,847,000
Long-term debt                               304,393,000        276,063,000
Project debt                               1,593,988,000      1,518,734,000
Deferred income taxes                        281,065,000        227,275,000
Other liabilities                            196,305,000        176,682,000
Minority interest                             10,768,000         74,111,000
Convertible subordinated debentures          148,650,000        151,750,000
Total Liabilities                          3,048,068,000      2,854,462,000
Shareholders' Equity                         596,818,000        486,267,000
Total Liabilities and Shareholders'
Equity                                    $3,644,886,000    $3,340,729,000

See Notes to Consolidated Financial Statements

Ogden Corporation and Subsidiaries
Statements of Shareholders' Equity

For the years ended December 31,                1994        1993          1992

Serial Cumulative Convertible
Preferred Stock, Par Value $1.00
Per Share; Authorized, 4,000,000
Shares:
Balance at beginning of year                 $57,000      $62,000      $68,000
Shares converted into common stock            (3,000)      (5,000)      (6,000)
Balance at end of year (shares
outstanding: 54,000 in 1994, 57,000
in 1993, 62,000 in 1992; aggregate
involuntary liquidation value-1994,
$1,078,000)                                  l54,000      l57,000      l62,000
Common Stock, Par Value $.50 Per
Share; Authorized, 80,000,000
Shares:
Balance at beginning of year              21,750,000   21,595,000   21,497,000
Acquisition of Ogden Projects,
Inc., minority interests                   2,570,000       ---           ---
Exercise of stock options, less
common stock utilized                         57,000       95,000       76,000
Conversion of preferred shares                11,000       14,000       18,000
Conversion of 5% debentures                   ---          46,000        4,000
Balance at end of year
(shares outstanding: 48,777,000
in 1994, 43,499,000 in 1993,
43,190,000 in 1992)                       24,388,000   21,750,000   21,595,000
Capital Surplus:
Balance at beginning of year             100,223,000   94,659,000   90,551,000
Acquisition of Ogden Projects,
Inc., minority interests                  91,876,000       ---          ---
Exercise of stock options, less
common stock utilized                      2,164,000    3,640,000    2,623,000
Capital transactions of subsidiary
companies-net                                241,000      696,000    1,379,000
Conversion of preferred shares                (8,000)     (10,000)     (12,000)
Conversion of 5% debentures                    ---      1,238,000      118,000
Balance at end of year                   194,496,000  100,223,000  l94,659,000
Earned Surplus:
Balance at beginning of year             370,231,000  367,908,000  366,410,000
Net income                                66,306,000   56,790,000   55,581,000
Total                                    436,537,000  424,698,000  421,991,000
Preferred dividends-per share 1994,
1993, and 1992, $3.35                        184,000      199,000      213,000
Common dividends-per share 1994,
1993, and 1992, $1.25                     54,489,000   54,268,000   53,870,000
Total dividends                           54,673,000   54,467,000   54,083,000
Balance at end of year                   381,864,000  370,231,000  367,908,000
Cumulative Translation Adjustment-Net     (1,399,000)  (4,639,000)  (2,544,000)
Pension Liability Adjustment                (441,000)    (928,000)       ---
Net Unrealized Loss on Securities
Available For Sale                        (2,144,000)       ---          ---
Net Unrealized Loss on Noncurrent
Marketable Equity Securities                   ---       (427,000)    (596,000)
Total Shareholders' Equity              $596,818,000 $486,267,000 $481,084,000

See Notes to Consolidated Financial Statements

Ogden Corporation and Subsidiaries
Statements of Consolidated Cash Flows

For the years ended December 31,             1994          1993           1992

Cash Flows From Operating
Activities:
Net income                            $66,306,000   $56,790,000    $55,581,000
Adjustments to Reconcile Net
Income to Net Cash Provided by
Operating Activities:
Depreciation and amortization          90,545,000    85,643,000     77,048,000
Deferred income taxes                  37,704,000    47,598,000     37,547,000
Cumulative effect of changes in
accounting principles                   1,520,000     5,340,000      5,186,000
Other                                  44,062,000    24,653,000     20,322,000
Management of Operating Assets
and Liabilities:
Decrease (Increase) in Assets:
Accounts receivable                   (72,067,000)  (61,559,000)   (72,751,000)
Other assets                          (58,727,000)  (36,450,000)   (29,684,000)
Increase (Decrease) in Liabilities:
Accounts payable                        3,153,000     8,087,000        383,000
Accrued expenses                       17,629,000    38,481,000     12,993,000
Deferred income                         1,222,000    (1,152,000)      (926,000)
Other liabilities                      35,218,000    24,315,000     (6,864,000)
Net cash provided by
operating activities                  166,565,000   191,746,000     98,835,000
Cash Flows From Investing
Activities:
Entities purchased, net of
cash acquired                         (32,404,000)  (54,224,000)    (7,940,000)
Proceeds from sale of marketable
securities available for sale          63,545,000    88,775,000    136,154,000
Purchase of marketable securities
available for sale                    (56,418,000)  (83,084,000)  (199,178,000)
Proceeds from sale of business         12,516,000           ---            ---
Proceeds from sale of property,
plant, and equipment                    2,824,000     8,185,000      1,234,000
Investments in waste-to-energy
facilities                            (76,686,000)  (77,777,000)   (29,856,000)
Other capital expenditures            (42,961,000)  (38,423,000)   (34,201,000)
Decrease (increase) in other
receivables                           (21,127,000)   (7,920,000)    12,490,000
Other                                     268,000     7,111,000      7,658,000
Net cash used in investing
activities                           (150,443,000) (157,357,000)  (113,639,000)
Cash Flows From Financing
Activities:
Borrowings for waste-to-energy
facilities                                    ---           ---    225,686,000
Decrease (increase) in funds
held in trust
for waste-to-energy facilities         52,337,000    60,347,000   (132,428,000)
Other new debt                         31,589,000       680,000    114,125,000
Payment of debt                       (38,455,000)  (49,973,000)  (116,248,000)
Dividends paid                        (54,630,000)  (54,347,000)   (54,054,000)
Proceeds from exercise of
stock options                           3,524,000     5,366,000      5,000,000
Other                                  (2,043,000)   (3,488,000)    (1,932,000)
Net cash provided (used) by
financing activities                   (7,678,000)  (41,415,000)    40,149,000
Effect of foreign currency
exchange rate changes
on cash and cash equivalents             (182,000)     (334,000)      (493,000)
Net Increase (Decrease) in Cash
and Cash Equivalents                    8,262,000    (7,360,000)    24,852,000
Cash and Cash Equivalents at
Beginning of Year                     109,097,000   116,457,000     91,605,000
Cash and Cash Equivalents at
End of Year                          $117,359,000  $109,097,000   $116,457,000

See Notes to Consolidated Financial Statements

Ogden Corporation and Subsidiaries
Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Principles of Consolidation, Combinations, etc.: The Consolidated Financial Statements include the accounts of Ogden Corporation and its subsidiaries (Ogden). Companies in which Ogden has equity investments of 50% or less are accounted for using the "Equity Method," if appropriate. All intercompany transactions and balances have been eliminated.

On December 29, 1994, in a transaction accounted for as a purchase, Ogden acquired the minority interest in Ogden Projects, Inc. (OPI), for .84 of an Ogden common share for each OPI share. The transaction required the issuance of 5,139,939 shares of Ogden common stock valued at $18.375 per share on the closing date, for a total purchase price of $94,446,000.
The excess purchase price over the net book value of the minority interest acquired was allocated to the fair value of the net assets acquired.
During 1994 in other transactions accounted for as purchases, Ogden subsidiaries acquired the shares of SkyCare Cargo Limited, a cargo handling company at Heathrow Airport in the United Kingdom; Second Imperial Geothermal Company; and 60% of the common stock of a Brazilian company involved in airport, entertainment, and industrial feeding activities for a total cost of $32,404,000. The operations of these companies have been included in the accompanying financial statements from the dates of acquisition. If Ogden had acquired these companies at January 1, 1993, total revenues, net income, and earnings per share would have been $2,165,000,000, $76,483,000, and $1.57 and $2,073,000,000, $62,305,000,
and $1.28 for 1994 and 1993, respectively.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments having original maturities of three months or less.

Marketable Securities: Ogden adopted Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and
Equity Securities," at January 1, 1994. In accordance with SFAS 115, prior years' financial statements have not been restated to reflect the change in accounting method. Under this Statement, the Corporation's marketable securities have been classified as available for sale and are recorded at current market value with an offsetting adjustment to Shareholders'
Equity. The adoption of this Statement did not have a significant effect on the Corporation's consolidated financial position. At December 31, 1993, marketable securities were carried at the lower of cost or market. Net unrealized losses on noncurrent marketable equity securities were charged to Shareholders' Equity (see Note 2).

Contracts and Revenue Recognition: Service revenues primarily include only the fees for cost-plus contracts and the gross billings for fixed-fee and other types of contracts. Both the service revenues and operating costs and expenses exclude reimbursed expenditures of $439,195,000, $432,891,000, and $405,362,000 for the years ended December 31, 1994, 1993, and 1992, respectively. Subsidiaries engaged in governmental contracting recognize revenues from cost-plus-fixed-fee contracts on the basis of direct costs incurred plus indirect expenses and the allocable portion of the fixed fee. Revenues under time and material contracts are recorded at the contracted rates as the labor hours and other direct costs are incurred. Revenues under fixed-price contracts are recognized on the basis of the estimated percentage of completion of services rendered. Service revenues also include the fees earned under contracts to operate and maintain the waste-to-energy facilities and to service the facilities' debt, with additional fees earned based on excess tonnage processed and energy generation. Long-term unbilled service receivables related to waste-to-energy operations are discounted in recognizing the present value for services performed currently. Such unbilled receivables amounted to $92,522,000 and $81,082,000 at December 31, 1994 and 1993, respectively.
Subsidiaries engaged in long-term construction contracting record income on the percentage-of-completion method of accounting and recognize income as the work progresses. Anticipated losses on contracts are recognized as soon as they become known. Revenues include the gain on sales of limited partnership interests in and related tax benefits of waste-to-energy facilities.

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

Contract Acquisition Costs: Costs associated with the acquisition of specific contracts are amortized over their respective terms.

Bond Issuance Costs: Costs incurred in connection with the issuance of revenue bonds are amortized over the terms of the respective debt issues.

Deferred Charges on Projects: Costs incurred in connection with certain project development efforts are deferred until the award of the related project is determined. Costs on awarded projects are deferred until the commencement of construction, at which time they are either capitalized in property, plant, and equipment for privately owned facilities or charged to construction costs for municipally owned facilities. Costs associated with projects, which are no longer under consideration, are charged to operating costs.

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

Retirement Plans: Ogden and certain subsidiaries have several retirement plans covering all salaried and hourly employees. Certain subsidiaries also contribute to multiemployer plans for unionized hourly employees that cover, among other benefits, pensions and postemployment health care. During 1992, the cost of retiree health care and life insurance benefits for employees not covered by multiemployer plans was recognized as expense as claims were paid. For 1992, these costs were not significant. Ogden adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," as of January 1, 1993. The effect of adopting SFAS 106 is shown in the accompanying financial statements for 1993 as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $5,340,000 (see Note 17).

Ogden adopted SFAS 112, "Employers' Accounting for Postemployment
Benefits," as of January 1, 1994. The effect of adopting SFAS 112 is shown as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $1,520,000 in 1994.

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

Ogden adopted SFAS 109, "Accounting for Income Taxes," as of January 1,
1992. The effect of adopting SFAS 109 is shown in the accompanying financial statements as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $5,186,000 (see Note 20).

Reclassification: The accompanying financial statements have been reclassified to conform with the 1994 presentation.

2.  Investments in Marketable Securities Available for Sale

Ogden adopted SFAS 115, "Accounting for Certain Investments in Debt and
Equity Securities," at January 1, 1994, and has classified its marketable securities as available for sale and recorded them at current market value with an offsetting adjustment to Shareholders' Equity. In accordance with SFAS 115, prior years' financial statements have not been restated to reflect this change in accounting. At December 31, 1993, marketable securities were carried at the lower of cost or market. Net unrealized losses on noncurrent marketable equity securities were charged to Shareholders' Equity. At December 31, 1993, noncurrent marketable securities having a cost of $5,549,000 and a market value of $4,846,000 resulted in an unrealized loss of $703,000, which was offset by deferred income taxes of $276,000. The net valuation allowance of $427,000 was charged to Shareholders' Equity.

At December 31, 1994 and 1993, marketable equity and debt securities available for current operations are classified in the balance sheet as current assets while securities held for noncurrent uses such as nonqualified pension liabilities and a deferred compensation plan are classified as long-term assets.

Marketable securities at December 31, 1994 (expressed in thousands of dollars), include the following:

                                                  Market
                                                   Value          Cost

Classified as Current Assets:
United States government securities               $1,567        $1,736
Tax-exempt municipal bonds                        52,158        53,295
Mortgage-backed securities                        31,146        31,669
Other securities                                   1,805         1,954
Total current                                     86,676        88,654
Classified as Noncurrent Assets:
United States government securities                  236           236
Corporate debt securities                         12,174        14,122
Total noncurrent                                  12,410        14,358
Total                                            $99,086      $103,012

Unrealized holding losses at December 31, 1994, amounted to $3,926,000. Deferred tax benefits on these losses amounted to $1,782,000, resulting in a net charge of $2,144,000 to Shareholders' Equity.

Proceeds and realized gains and losses from the sales of securities classified as available for sale for the year ended December 31, 1994, were $63,545,000, $256,700, and $476,700, respectively. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

3.  Restricted Funds Held in Trust

Funds held by trustees from proceeds received from the financing of waste-to-energy facilities are segregated principally for the construction of the facilities, debt service reserves for payment of principal and interest on revenue bonds, capitalized interest for payment of interest generally during the construction period, and deposits of revenues received. Such funds are invested principally in United States Treasury bills and notes and United States government agencies securities.

Fund balances (expressed in thousands of dollars) were as follows:

                                       1994                     1993
                                Current    Noncurrent     Current   Noncurrent

Construction funds              $20,734           ---     $52,596      $19,129
Debt service funds               36,803      $165,938      35,851      161,798
Capitalized interest funds        8,847           ---      10,442        8,847
Revenue funds                    21,013           ---      19,292          ---
Other funds                      17,303        37,306      14,092       37,369
Total                          $104,700      $203,244    $132,273     $227,143

4.  Property, Plant, and Equipment

Property, plant, and equipment (expressed in thousands of dollars) consisted of the following:

                                                 1994            1993

Land                                           $6,698          $6,853
Waste-to-energy facilities                  1,577,147       1,539,373
Geothermal power plant                        105,738             ---
Buildings and improvements                    155,904         143,165
Machinery and equipment                       313,404         285,066
Landfills                                       9,841           8,464
Construction in progress                      161,303          95,789
Total                                       2,330,035       2,078,710
Less accumulated depreciation and
amortization                                  445,261         384,909
Property, plant, and equipment-net         $1,884,774      $1,693,801

5.  Other Assets

Other assets (expressed in thousands of dollars) consisted of the following:

                                                   1994           1993

Investment in and advances to joint ventures    $38,926        $30,239
Unamortized bond issuance costs                  29,290         35,581
Spare parts                                      13,915         12,753
Noncurrent securities available for sale         12,410          5,549
Deferred charges on projects                      5,708         12,704
Insurance deposits                                5,388          5,388
Other                                            50,305         44,238
Total                                          $155,942       $146,452

6.  Accrued Expenses, etc.

Accrued expenses, etc. (expressed in thousands of dollars), consisted of the following:

                                                 1994          1993

Debt service charges and interest             $38,278       $38,527
Payroll                                        31,493        28,212
Deferred income                                26,843        25,620
Insurance                                      25,983        24,380
Construction costs                             25,442        27,314
Operating expenses                             21,802        17,656
Billings in excess of costs                    19,167        17,938
Municipalities' share of energy revenues       17,756        18,747
Retainage payable                              17,550         4,757
Lease payments                                 16,193        13,829
Payroll and other taxes                        10,533         9,098
Pension and profit sharing                      6,499         6,199
Professional fees                               4,663         3,807
Other                                          84,795        59,097
Total                                        $346,997      $295,181

7.  Long-Term Debt

Long-term debt (expressed in thousands of dollars) consisted of the following:

                                                 1994         1993

Adjustable-rate revenue bonds
due 2014 through 2024                        $124,755     $124,755
9.25% debentures due 2022                     100,000      100,000
Variable-rate revolving credit
lines due 1997                                 26,820       20,680
Other long-term debt                           52,818       30,628
Total                                        $304,393     $276,063

The adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rate for this debt was 2.79% and 2.24% in 1994 and 1993, respectively. These bonds were issued under agreements that contain various restrictions, the most significant being the requirement to maintain Shareholders' Equity of $400,000,000. At December 31, 1994, Ogden had $196,818,000 in excess of the required amount.

At December 31, 1994, Ogden had a long-term interest rate swap agreement, covering a notional amount of $100,000,000, which expires December 16, 1998. This swap was entered into to convert Ogden's fixed-rate $100,000,000 9.25% debentures due in 2022 to variable-rate debt. Ogden receives a fixed rate of 5.52% per annum paid on a semi-annual basis and pays a floating rate of three months LIBOR set in arrears on a quarterly basis. At December 31, 1994, the three-month LIBOR rate was 6.50%. The counterparty to this interest rate swap is a major financial institution. Management believes its credit risk associated with nonperformance by the counterparty is not significant.

Other long-term debt includes an obligation for approximately
$28,400,000, representing the proceeds of a sale and leaseback arrangement relating to a waste-to-energy facility. This arrangement is accounted for as a financing, has an effective interest rate of 5%, and extends through 2017. Additionally, in November 1994, limited partnership interests in and related tax benefits of the Onondaga County, New York, waste-to-energy facility were sold. As part of this transaction, $22,450,000 of the proceeds relating to the sale of the partnership interests have been accounted for as a financing for accounting purposes. This obligation has an effective interest rate of 10% and extends through 2015.

The maturities on long-term debt (expressed in thousands of dollars) at December 31, 1994, were as follows:

1995                                         $3,483
1996                                          7,652
1997                                         20,784
1998                                            824
1999                                            529
Later years                                 274,604
Total                                       307,876
Less current portion                          3,483
Total long-term debt                       $304,393

8.  Project Debt

Project debt (expressed in thousands of dollars) consisted of the following:

                                                     1994            1993

Revenue Bonds Issued by and Prime
Responsibility of Municipalities:
4.4-10% serial revenue bonds
due through 2005                                 $222,036        $239,180
5.4-10% term revenue bonds due through 2019       939,740         934,685
Adjustable-rate revenue bonds
due through 2013                                   10,875          15,526
Total                                           1,172,651       1,189,391
Revenue Bonds Issued by Municipal Agencies
with Sufficient Service Revenues Guaranteed
by Third Parties:
4.95-8.9% serial revenue bonds
due through 2007                                   78,591          85,040
7.25-7.4% term revenue bonds
due 1999 through 2011                             106,109         105,610
Adjustable-rate revenue bonds
due through 2011                                  133,467         138,693
Total                                             318,167         329,343
Other project debt                                103,170             ---
Total long-term project debt                   $1,593,988      $1,518,734

Project debt associated with the financing of waste-to-energy facilities is generally arranged by municipalities through the issuance of tax-exempt and taxable revenue bonds. The category, "Revenue Bonds Issued by and Prime Responsibility of Municipalities," includes bonds issued with respect to which debt service is an explicit component of the client community's obligation under the related service agreement. In the event that a municipality is unable to satisfy its payment obligations, the bondholders'recourse with respect to the Corporation is limited to the waste-to-energy facilities and restricted funds pledged to secure such obligations. The category, "Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues Guaranteed by Third Parties," includes bonds issued to finance three facilities for which contractual obligations of third parties to deliver waste and related third-party power purchase agreements ensure sufficient revenues to pay debt service, although such debt service is not an explicit component of a third party's service fee obligation.

Payment obligations for the revenue bonds, which are nonrecourse to the Corporation subject to construction and operating performance guarantees and commitments, are secured by the revenues pledged under various indentures and are collateralized principally by a mortgage lien and a security interest in each of the respective waste-to-energy facilities and related assets. At December 31, 1994, such revenue bonds were collateralized by property, plant, and equipment with a net carrying value of $1,568,747,000, credit enhancements of approximately $193,000,000 for which Ogden has certain reimbursement obligations, and substantially all restricted funds (see Note 3).

The adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rate for such revenue bonds was 3.33% and 2.65% in 1994 and 1993, respectively.

At December 31, 1994, Ogden had two interest rate swap agreements relating to the revenue bonds. These interest rate swaps had notional amounts at December 31, 1994, of $91,070,000 and $43,765,000, respectively, which are reduced periodically and expire in May 1999. Under the former swap agreement, Ogden pays a fixed rate of 3.95% per annum on a semi-annual basis and receives a floating rate based on an index of tax-exempt, variable-rate obligations. Under the latter swap agreement, Ogden pays a fixed rate of 5.25% per annum on a semi-annual basis and receives a floating rate based on a defined commercial paper rate. At December 31, 1994, the floating rates on the two swaps were 5.53% and 6.03%, respectively. These swap agreements were entered into to convert from floating rates to fixed interest rates $91,070,000 of tax-exempt, adjustable-rate revenue bonds due 1995 to 2011 and $43,765,000 of taxable adjustable-rate revenue bonds due 1995 to 2011. The counterparties to these interest rate swaps are major financial institutions. Management believes the credit risk associated with nonperformance by the counterparties is not significant.

Other project debt is an obligation of a special-purpose limited partnership acquired by two special-purpose subsidiaries of Ogden in December 1994 and represents the lease of a geothermal power plant, which has been accounted for as a financing. This obligation has an effective interest rate of 5.3% and extends through 2008 with options to renew for additional periods and has a fair market value purchase option at the conclusion of the initial lease term. Payment obligations under this lease arrangement are limited to assets of the limited partnership and revenues derived from a power purchase agreement with a third party, which are expected to provide sufficient revenues to make rental payments. Such payment obligations are secured by all the assets, revenues, and other benefits derived from the geothermal power plant, which had a net carrying value of approximately $114,093,000 at December 31, 1994.

The maturities on project debt (expressed in thousands of dollars) at December 31, 1994, were as follows:

1995                                     $45,279
1996                                      56,296
1997                                      61,065
1998                                      67,338
1999                                      74,613
Later years                            1,334,676
Total                                  1,639,267
Less current portion                      45,279
Total long-term project debt          $1,593,988

9.  Debt Service Charges

Debt service charges for Ogden's project debt (expressed in thousands of dollars) consisted of the following:

                                          1994           1993            1992

Interest incurred on taxable and
tax-exempt borrowings                 $109,586       $107,846         $99,828
Interest earned on temporary
investment of borrowings
during construction, etc.                6,782          9,985           6,095
Net interest incurred                  102,804         97,861          93,733
Interest capitalized during
construction in property,
plant, and equipment                     8,893          5,538             753
Interest expense-net                    93,911         92,323          92,980
Amortization of bond issuance costs      6,447          6,341           6,754
Debt service charges                  $100,358        $98,664         $99,734

10.  Credit Arrangements

At December 31, 1994, Ogden had unused revolving credit lines amounting to $162,000,000, of which $155,000,000 is available under its principal revolving credit line at various borrowing rates including prime, the London interbank offering rate plus .30%, or certificate-of-deposit rates plus .425%. Ogden is not required to maintain compensating balances; however, Ogden pays a facility fee of 3/16 of 1% on its principal revolving credit line of $175,000,000, which expires October 29, 1997.

11.  Convertible Subordinated Debentures

Convertible subordinated debentures (expressed in thousands of dollars) consisted of the following:

                                               1994       1993

6% debentures due June 1, 2002              $85,000    $85,000
5 3/4% debentures due October 20, 2002       63,650     66,750
Total                                      $148,650   $151,750

The 6% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $39.077 principal amount of debentures. The debentures are redeemable at Ogden's option at 103% of principal amount during the year commencing June 1, 1994, and at decreasing prices thereafter.

The 5 3/4% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $41.772 principal amount of debentures. The debentures are redeemable at Ogden's option at 100% of face value. During 1994, the Corporation purchased $3,100,000 face value of these debentures at prevailing market rates. The net gain on the acquisition of these securities amounted to $620,000 and is included in Other Income.

12.  Preferred Stock
The outstanding Series A $1.875 Cumulative Convertible Preferred Stock is convertible at any time at the rate of 5.97626 common shares for each preferred share. Ogden may redeem the outstanding shares of preferred stock at $50 per share, plus all accrued dividends. These preferred shares are entitled to receive cumulative annual dividends at the rate of $1.875 per share, plus an amount equal to 150% of the amount, if any, by which the dividend paid or any cash distribution made on the common stock in the preceding calendar quarter exceeded $.667 per share. During 1994, 1993, and 1992, 3,694, 4,697, and 6,013 preferred shares were converted into 22,054, 28,046, and 35,908 shares of common stock, respectively.

13.  Common Stock and Stock Options

In 1986, Ogden adopted a nonqualified stock option plan (the "1986
Plan"). Under the 1986 Plan, options and/or stock appreciation rights may be granted to key management employees to purchase Ogden common stock at prices not less than the fair market value at the time of grant, which become exercisable during a five-year period from the date of grant, except for the grant to the Chairman of the Board, which vested in its entirety six months after the date of the grant. As adopted, and as adjusted for stock splits, the 1986 Plan calls for up to an aggregate of 2,700,000 shares of Ogden common stock to be available for issuance upon the exercise of options and stock appreciation rights, which may be granted over a ten-year period ending March 10, 1996. At December 31, 1994, all of the authorized shares of this plan had been granted.

In October 1990, Ogden adopted the Ogden 1990 Stock Option Plan (the
"1990 Plan"). Under the 1990 Plan, nonqualified options, incentive stock options, and/or stock appreciation rights and stock bonuses may be granted to key management employees and outside directors to purchase Ogden common stock at an exercise price to be determined by the Ogden Compensation Committee. Pursuant to the 1990 Plan, which was amended in 1994 to increase the number of shares available by 3,200,000 shares, an aggregate of 6,200,000 shares of Ogden common stock is available for issuance upon the exercise of such options, rights, and bonuses, which may be granted over a ten-year period ending October 11, 2000; 2,382,500 shares were available for grant at December 31, 1994.

Under the foregoing plans, Ogden issued 4,713,000 limited stock appreciation rights in conjunction with the stock options granted.
These limited rights are exercisable only during the period commencing on the first day following the occurrence of any of the following events and terminate 90 days after such date: the acquisition by any person of 20% or more of the voting power of Ogden's outstanding securities; the approval by Ogden shareholders of an agreement to merge or to sell substantially all of its assets; or the occurrence of certain changes in the membership of the Ogden Board of Directors. The exercise of these limited rights entitles participants to receive an amount in cash with respect to each share subject thereto, equal to the excess of the market value of a share of Ogden common stock on the exercise date or the date these limited rights become exercisable, over the related option price.

In connection with the acquisition of ERC International, Inc. (ERCI), Ogden assumed pre-existing ERCI stock option plans and converted all options then outstanding into options to acquire shares of Ogden common stock. No further options will be granted under the ERCI plans. These options expired in 1993.

In connection with the acquisition of the minority interest of OPI, Ogden assumed the pre-existing OPI stock option plan then outstanding and converted these options into options to acquire shares of Ogden common stock. No further options will be granted under this plan.

Information regarding the Corporation's stock option plans is summarized as follows:

                                 Option                              Available
                                  Price                                    For
                              Per Share    Outstanding   Exercisable     Grant

1986 Plan:
December 31, 1991,
balance                    $14.98-28.54      1,226,400       664,400    105,500
Became exercisable                  ---            ---       150,000        ---
Exercised                         14.98       (136,400)     (136,400)       ---
Cancelled                         28.54        (10,000)      (10,000)    10,000
December 31, 1992,
balance                     14.98-28.54      1,080,000       668,000    115,500
Became exercisable                  ---            ---       144,000        ---
Exercised                         14.98        (49,313)      (49,313)       ---
December 31, 1993,
balance                     14.98-28.54      1,030,687       762,687    115,500
Granted                           22.50        115,500           ---   (115,500)
Became exercisable                  ---            ---       134,000        ---
Exercised                         14.98        (18,644)      (18,644)       ---
December 31, 1994,
balance                    $14.98-28.54      1,127,543       878,043        ---
1990 Plan:
December 31, 1991,
balance                     18.31-20.31      2,681,000       498,000    319,000
Granted                           21.19         40,000           ---    (40,000)
Became exercisable                  ---            ---       539,400        ---
Cancelled                  $18.31-21.19        (66,000)          ---     66,000
December 31, 1992,
balance                     18.31-21.19      2,655,000     1,037,400    345,000
Granted                           23.56        158,000           ---   (158,000)
Became exercisable                 ---             ---       522,900        ---
Exercised                   18.31-20.31       (123,000)     (123,000)       ---
Cancelled                  $18.31-20.31        (50,000)       (4,000)    50,000
December 31, 1993,
balance                     18.31-23.56      2,640,000     1,433,300    237,000
Increase in authorized
option shares                       ---            ---           ---  3,200,000
Granted                     21.50-22.50      1,169,500           --- (1,169,500)
Became exercisable                  ---            ---       507,500        ---
Exercised                   18.31-20.31       (109,000)     (109,000)       ---
Cancelled                  $18.31-23.56       (115,000)      (32,000)   115,000)
December 31, 1994,
balance                    $18.31-23.56      3,585,500     1,799,800  2,382,500
Conversion of ERCI Plan:
December 31, 1991,
balance                     21.05-35.55        137,958       121,715        ---
Became exercisable                  ---            ---        16,243        ---
Exercised                         21.05        (15,890)      (15,890)       ---
Cancelled                   21.05-35.55        (51,951)      (51,951)       ---

December 31, 1992,
balance                     21.05-24.74         70,117        70,117        ---
Exercised                         21.05        (23,102)      (23,102)       ---
Cancelled                  $21.05-24.74        (47,015)      (47,015)       ---
December 31, 1993 and 1994,
balance                             ---            ---           ---        ---
Conversion of OPI Plan:
December 29, 1994          $14.17-29.46         266,561       266,561       ---
December 31, 1994,
balance                    $14.17-29.46         266,561       266,561       ---
Total
December 31, 1994          $14.17-29.46       4,979,604    2,944,404  2,382,500

At December 31, 1994, there were 11,380,791 shares of common stock reserved for the exercise of stock options and the conversion of preferred shares and debentures.

14.  Preferred Stock Purchase Rights

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

In the event a party acquires 15% or more of the Corporation's outstanding common stock in accordance with certain defined terms, each Right will then entitle its holder (other than such party) to purchase, at the Right's then-current exercise price, a number of the Corporation's common shares having a market value of twice the Right's exercise price. At December 31, 1994, 48,777,000 preferred stock purchase rights were outstanding.

15.  Sale of Limited Partnership Interests

1994 revenues include $26,100,000 from the sale of limited partnership interests in and related tax benefits of the Onondaga County waste-to-energy facility, which was partially offset by the recapture of investment tax credits and minority interests.

In 1992, revenues included $7,700,000 from the sale of the remaining limited partnership interests in and related tax benefits of the Huntington, New York, waste-to-energy facility.

16.  Retirement Plans

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

The following table sets forth the defined benefit plans' funded status and related amounts recognized in Ogden's Consolidated Balance Sheets (expressed in thousands of dollars):

                                  1994                         1993
                           Assets     Accumulated        Assets    Accumulated
                           Exceed        Benefits        Exceed       Benefits
                      Accumulated          Exceed   Accumulated         Exceed
                         Benefits          Assets      Benefits         Assets

Accumulated Benefit
Obligation:
Vested                     $5,408         $ 7,800        $5,356         $8,888
Nonvested                     311             413           879          1,511
Total                      $5,719          $8,213        $6,235        $10,399
Projected benefit
obligation for services
rendered to date           $8,278         $11,733        $8,723        $12,889
Plan assets at fair value   7,832           5,138         7,903          7,880
Underfunded projected
benefits                     $446          $6,595          $820         $5,009
Source of Underfunded
Status:
Unrecognized net (loss)
from past experience
different from that
assumed and effects
of changes
in assumptions            $(1,251)          $(625)      $(1,356)       $(1,415)
Unrecognized net
transition asset
(obligation) at
January 1, 1986, being
recognized over 13 years      566            (390)          728           (300)
(Pension liability)
prepaid pension costs        (412)         (1,997)         (192)           228
Unrecognized prior
service costs                 651          (3,583)          ---         (3,522)
Underfunded projected
benefits                     $446          $6,595          $820         $5,009

At December 31, 1994 and 1993, the accumulated benefit obligation of certain pension plans exceeded plan assets. As required by SFAS 87, the Corporation's liability for such excess was $1,677,000 and $2,765,000 at December 31, 1994 and 1993, respectively. These liabilities were offset by intangible assets and reductions in Shareholders' Equity, net of income taxes of $441,000 and $928,000 at December 31, 1994 and 1993, respectively.

Pension costs for Ogden's defined benefit plans included the following components (expressed in thousands of dollars):

                                     1994            1993              1992

Service cost on benefits
earned during the period           $1,979          $1,610            $1,592
Interest cost on projected
benefit obligation                  1,629           1,457             1,301
Net amortization and deferral        (436)             40               161
Actual return on plan assets           32            (979)           (1,227)
Net periodic pension cost          $3,204          $2,128            $1,827

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8 1/4% and 5% for 1994, 7 1/2% and 4 1/2% for 1993, and 8 1/2% and 5% for 1992, respectively. The expected long-term rate of return on plan assets was 8% for each year.

Contributions and costs for defined contribution plans are determined by benefit formulas based on percentage of compensation as well as discretionary contributions and totaled $12,052,000, $13,061,000, and $11,397,000 in 1994, 1993, and 1992, respectively. Plan assets at December 31, 1994, 1993, and 1992, primarily consisted of common stocks, United States government securities, and guaranteed insurance contracts.

With respect to union employees, the Corporation is required under contracts with various unions to pay, generally based on hours worked, retirement, health, and welfare benefits. These multiemployer defined benefit and defined contribution plans are not controlled or administered by the Corporation. The amount charged to expense for such plans during 1994, 1993, and 1992 was $30,100,000, $32,000,000, and
$32,000,000, respectively.

17.  Postretirement Health Care and Life Insurance Benefits

In 1992, the Corporation discontinued its policy of providing postretirement health care and life insurance benefits for all salaried employees, except those employees who were retired or eligible for retirement at December 31, 1992, or who were covered under certain company-sponsored union plans. The Corporation adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1993. SFAS 106 requires the accrual method of accounting for postretirement health care and life insurance benefits, based on actuarial determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits.

As of January 1, 1993, the Corporation recognized the full amount of its estimated accumulated postretirement benefit obligation, representing the present value of the estimated future benefits payable to current retirees, and a pro rata portion of estimated benefits payable to eligible active employees after retirement. The effect of recognizing SFAS 106 at January 1, 1993, is shown in the accompanying financial statements as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $5,340,000 (net of income taxes of $3,710,000) or $.12 per share.

For the years ended December 31, 1994 and 1993, the components of the periodic expense for these benefits were as follows:

Recognition of Components of Net Periodic Postretirement Benefit Costs
for the Years Ended December 31:
                                    1994          1993

Service costs                   $162,107      $140,157
Interest                         775,142       747,665
Amortization of unrecognized
net loss                          67,820           ---
Total                         $1,005,069      $887,822

As of December 31, 1994 and 1993, the actuarial recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

Accumulated Postretirement Benefit Obligation:

Retirees                      $3,884,885    $3,948,954
Eligible active participants   4,581,234     4,957,341
Other active                   1,480,725     1,654,000
Total accumulated
postretirement obligation      9,946,844   $10,560,295
Unrecognized net loss            117,947     1,135,080
Accrued postretirement
benefit liability             $9,828,897    $9,425,215

The accumulated postretirement benefit obligation was determined using discount rates of 8 1/4% and 7 1/2%; an estimated increase in compensation levels of 5% and 4 1/2% for 1994 and 1993, respectively; and a health care cost rate of approximately 14 1/2%, decreasing in subsequent years until it reaches 6% in the year 2008 and thereafter. The effect of a one percentage point increase in the assumed health care cost trend rates for each future year on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and the accumulated postretirement benefit obligation for health care benefits would be $69,248 and $652,360, respectively.

18.  Foreign Exchange

Foreign exchange translation adjustments for 1994, 1993, and 1992, amounting to $3,240,000, $(2,095,000), and $(2,931,000), respectively, have been credited (charged) directly to Shareholders' Equity. Foreign exchange transaction adjustments for 1994, amounting to $1,844,000, have been charged directly to income.

19.  Leases

Total rental expense amounted to $77,190,000, $73,138,000, and $65,822,000 (net of sublease income of $328,000, $2,606,000, and $3,633,000)
for 1994, 1993, and 1992, respectively. Included in rental expense are amounts based on contingent factors (principally sales) in excess of minimum rentals, amounting to $15,181,000, $19,836,000, and $14,332,000 for
1994, 1993, and 1992. Principal leases are for leaseholds, sale and leaseback arrangements on waste-to-energy facilities, trucks and automobiles, airplane, and machinery and equipment. Some of these operating leases have renewal options.

The following is a schedule (expressed in thousands of dollars), by year, of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1994:

1995                         $49,978
1996                          47,160
1997                          42,378
1998                          36,660
1999                          35,717
Later years                  272,174
Total                       $484,067

These future minimum rental payment obligations include $114,153,000 of future nonrecourse rental payments that relate to a waste-to-energy facility, which are supported by third-party commitments to provide sufficient service revenues to meet such obligations. Also included are $96,520,000 of nonrecourse rental payments relating to a hydroelectric power generating facility operated by a special-purpose subsidiary, which are supported by contractual power purchase obligations of a third party and which are expected to provide sufficient revenues to make the rent payments. These nonrecourse rental payments (in thousands of dollars) are due as follows:

1995                        $16,695
1996                         18,698
1997                         19,197
1998                         19,492
1999                         20,797
Later years                 115,794
Total                      $210,673

20.  Income Taxes

Ogden adopted the provisions of SFAS 109, "Accounting for Income Taxes," as of January 1, 1992. SFAS 109 requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and assets are based on the difference between the financial statements and the tax bases of assets and liabilities, using tax rates currently in effect.
As of January 1, 1992, Ogden recorded a deferred income tax charge of $5,186,000 or $.12 per share, which represented a net increase to the deferred tax liability as of that date. This amount has been included in the Statements of Consolidated Income as a cumulative effect of a change in accounting principle.

In August 1993, the Omnibus Budget Reconciliation Act was enacted, which increased the corporate Federal income tax rate from 34% to 35% retroactive to January 1, 1993. As a consequence, deferred Federal income tax balances were adjusted to this new rate as required by SFAS 109, which resulted in a one-time charge for Federal income taxes of $4,066,000 in 1993.

The components of the provision for income taxes (expressed in thousands of dollars) were as follows:

                            1994        1993        1992

Current:
Federal                  $10,141        $453         ---
State                     11,616       6,999      $5,498
Foreign                    2,422       1,476       2,210
Total current            $24,179      $8,928      $7,708
Deferred:
Federal                  $36,520     $43,295     $32,392
State                      1,184       4,303       5,155
Total deferred            37,704      47,598      37,547
Total provision for
income taxes             $61,883     $56,526     $45,255

The current provision for Federal income tax results principally from the alternative minimum tax.

The provision for income taxes (expressed in thousands of dollars) varied from the Federal statutory income tax rate due to the following:

                                1994                 1993                 1992
                             Percent              Percent              Percent
                           of Income            of Income            of Income
                    Amount    Before    Amount     Before     Amount    Before
                    of Tax     Taxes    of Tax      Taxes     of Tax     Taxes

Taxes at
statutory rate     $48,777     35.0%   $43,925      35.0%    $38,378     34.0%
Adjustment of
deferred income
tax balances           ---      ---      4,066       3.2         ---       ---
State income taxes,
net of Federal
tax benefit          8,320      6.0      7,346       5.8       7,030       6.2
Recapture (benefit)
of investment
tax credits          1,807      1.3     (1,807)     (1.4)        ---       ---
Other-net            2,979      2.1      2,996       2.4        (153)     (.1)
Provision for
income taxes       $61,883     44.4%   $56,526      45.0%    $45,255     40.1%

The components of the net deferred income tax liability (expressed in thousands of dollars) as of December 31, 1994 and 1993, were as follows:

                                     1994           1993

Deferred Tax Assets:
Deferred income                   $16,291        $18,922
Accrued expenses                   51,055         46,465
Other liabilities                  16,779         17,758
Investment tax credits             31,064         33,844
Alternative minimum tax credits    19,387          9,246
Net operating loss carryforwards  137,488        185,210
Total deferred tax assets         272,064        311,445
Deferred Tax Liabilities:
Unbilled accounts receivable       47,119         44,784
Property, plant, and equipment    445,699        435,580
Other                              33,860         30,137
Total deferred tax liabilities    526,678        510,501
Net deferred tax liability       $254,614       $199,056

Deferred tax assets and liabilities are presented as follows in the accompanying balance sheets:

                                     1994           1993

Net deferred tax liability-
noncurrent                       $281,065       $227,275
Less net deferred tax
asset-current                      26,451         28,219
Net deferred tax liability       $254,614       $199,056

At December 31, 1994, for Federal income tax purposes, the Corporation had investment and energy tax credit carryforwards of approximately $31,064,000 and net operating loss carryforwards of approximately $336,744,000, which will expire in 2004 through 2008. Deferred Federal income taxes have been reduced by the tax effect of these amounts.

21.  Discontinued Operations

In December 1991, the Corporation discontinued the on-site remediation business, utilizing mobile technology, of OPI. During 1993, the Corporation recognized a pretax gain of $12,379,000 resulting primarily from the receipt of amounts previously withheld pending satisfactory completion of obligations under existing contracts and from proceeds from the sale of assets in excess of previously estimated net realizable values.

In December 1993, the Corporation discontinued its fixed-site hazardous waste business. Provision was made in 1993 for the write-down of assets, primarily development costs, resulting in a pretax loss of $12,629,000.

For the year ended December 31, 1993, the $250,000 net loss from both discontinued operations is reported as Operating Costs and Expenses in the Statements of Consolidated Income.

22.  Earnings Per Share

Earnings per common share were computed by dividing net income, reduced by preferred stock dividend requirements, by the weighted average of the number of shares of common stock and common stock equivalents, where dilutive, outstanding during each year.

Earnings per common share, assuming full dilution, were computed on the assumption that all convertible debentures, convertible preferred stock, and stock options converted or exercised during each year or outstanding at the end of each year, were converted at the beginning of each year or at the date of issuance or grant, if dilutive. This computation provided for the elimination of related convertible debenture interest and preferred dividends.

The weighted-average number of shares used in computing earnings per common share was as follows:

                                 1994             1993             1992

Primary                    43,610,000       43,378,000       43,086,000
Assuming full dilution     43,939,000       43,776,000       43,583,000

23.  Commitments and Contingent Liabilities

Ogden and certain of its subsidiaries have issued or are party to performance bonds and guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain waste-to-energy, entertainment, and other facilities. In the normal course of business, they are involved in legal proceedings in which damages and other remedies are sought. Management does not expect that these contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on Ogden's Consolidated Financial Statements.

During 1994, a subsidiary of the Corporation has entered into a 30-year facility management contract pursuant to which it has agreed to advance funds to a customer, if necessary and only upon satisfactory completion of construction of the facility, to assist refinancing senior secured debt incurred in connection with construction of the facility. Such refinancing requirements are not expected to exceed $67,000,000 at maturity of the senior secured debt, which is expected to be on or about
March 1, 2001. Ogden continues as guarantor of surety bonds and letters of credit totaling approximately $19,200,000 on behalf of International Terminal Operating Co. Inc. (ITO) and has guaranteed borrowings of certain customers amounting to approximately $20,300,000. Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

Ogden's obligation as guarantor on behalf of Avondale Industries, Inc., with respect to $36,000,000 of Industrial Revenue Bonds as well as other contingent obligations under which Ogden may have been required to purchase Avondale preferred stock, ended June 1, 1994.

As of December 31, 1994, capital commitments amounted to $49,900,000, which includes commitments for equity investments (over and above restricted funds provided by revenue bonds issued by municipalities) of $2,600,000 for waste-to-energy facilities and $47,300,000 for normal replacement, modernization, and growth in Services and Projects.

24.  Information Covering Business Segments

In connection with Ogden's acquisition of the publicly traded shares of OPI, Ogden's business segments have been reclassified. Ogden now classifies its business segments as Services and Projects. The Services segment (formerly "Operating Services") includes principally ground services, fueling, cargo, food catering, and related services to the aviation industry; food and beverage, janitorial, maintenance, and other services related to the management and operations of arenas, stadiums, amphitheaters, and parks; management, maintenance, security, janitorial, and related services to commercial office buildings and industrial and other facilities; and professional technical and environmental consulting services to a wide range of customers. Independent power activities, namely, the operation of two geothermal power stations and related well field activities and a hydroelectric power station, formerly part of Operating Services, are now included in the Projects segment because the activities and strategic direction of the business activities of the Projects segment largely involve power generation.

The Projects segment (formerly "Waste-to-Energy Operations") now includes all of Ogden's waste-to-energy activities, its independent power business, its water and wastewater project business, and its construction activities, all of which activities are now commonly managed by OPI.

The information that follows reflects this reclassification.

Revenues and income from continuing operations (expressed in thousands of dollars) for the years ended December 31, 1994, 1993, and 1992, were as follows:

                                    1994            1993             1992

Revenues:
Services                      $1,379,450      $1,330,104       $1,278,715
Projects                         730,735         709,233          490,100
Total revenues                $2,110,185      $2,039,337       $1,768,815
Income from Operations:
Services.                        $52,719         $63,611          $58,661
Projects                         109,775          83,749           75,354
Total income from operations     162,494         147,360          134,015
Corporate unallocated income
and expenses-net                 (12,184)        (10,751)         (10,778)
Corporate interest-net           (10,946)        (11,108)         (10,362)
Consolidated Income from
Continuing Operations
Before Income Taxes and
Minority Interest               $139,364        $125,501         $112,875

Services' revenues include $248,500,000, $245,100,000, and $251,300,000 from United States government contracts for the years ended December 31, 1994, 1993, and 1992, respectively.

Total revenues by segment reflect sales to unaffiliated customers. In computing income from operations, none of the following have been added or deducted: unallocated corporate expenses, nonoperating interest expenses, interest income, and income taxes.

A summary (expressed in thousands of dollars) of identifiable assets, depreciation and amortization, and capital additions for the years ended December 31, 1994, 1993, and 1992, is as follows:

                            Identifiable     Depreciation and        Capital
                                  Assets         Amortization      Additions

1994
Services                        $800,011              $39,658        $37,207
Projects                       2,556,655               49,061         82,418
Corporate                        288,220                1,826             22
Consolidated                  $3,644,886              $90,545       $119,647

1993
Services                        $719,964              $35,973        $33,877
Projects                       2,361,499               47,186         81,852
Corporate                        259,266                2,484            471
Consolidated                  $3,340,729              $85,643       $116,200

1992
Services                        $650,030              $32,272        $30,691
Projects                       2,261,764               42,166         33,341
Corporate                        276,032                2,610             25
Consolidated                  $3,187,826              $77,048        $64,057

25.  Supplemental Disclosure of Cash Flow Information

(Expressed in thousands of dollars)          1994        1993          1992

Cash Paid for Interest and Income Taxes:
Interest (net of amounts capitalized)       $119,997    $117,733      $115,316
Income taxes                                   8,298       3,197         6,328
Noncash Investing and Financing
Activities:
Conversion of preferred
shares for common shares                           3           5             6
Conversion of debentures
for common shares                                ---       1,287           122
Adjustment to property, plant,
and equipment and deferred
income taxes in connection
with adoption of SFAS 109                        ---         ---        38,051
Contract acquisition costs, etc.                 ---      22,539           ---
Future contract obligations                      ---     (22,539)          ---
Acquisition of net assets in
connection with merger                           ---         ---         4,375
Purchase of Minority Interest:
Common stock issued                           94,446         ---           ---
Adjustment to net assets for excess
of purchase price over book value
of net assets acquired                        21,589         ---           ---
Detail of Entities Acquired:
Fair value of assets acquired                158,212      76,875         9,420
Liabilities assumed                         (125,808)    (22,651)       (1,480)
Net cash paid for acquisitions                32,404      54,224         7,940

26.  Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair-value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that Ogden would realize in a current market exchange.

The estimated fair value (expressed in thousands of dollars) of financial instruments at December 31, 1994 and 1993, is summarized as follows:

                                       1994                     1993
                              Carrying     Estimated     Carrying    Estimated
                                Amount    Fair Value       Amount   Fair Value

Assets:
Cash and cash equivalents     $117,359      $117,359     $109,097     $109,097
Marketable securities-
available for sale              99,086        99,086       98,953       98,792
Receivables                    757,400       761,092      652,270      658,006
Restricted funds               307,944       306,876      359,416      366,006
Other assets                    33,875        32,885       29,808       28,709
Liabilities:
Long-term debt                 307,876       298,648      279,133      274,467
Convertible subordinated
debentures                     148,650       119,770      151,750      142,919
Project debt                 1,639,267     1,661,813    1,551,366    1,691,939
Other liabilities               34,906        34,906       30,839       29,714
Off Balance-Sheet
Financial Instruments:
Unrealized losses on
interest rate
swap agreements                    ---         9,355          ---          832
Unrealized gains on
interest rate
swap agreements                    ---         8,716          ---          ---

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

For cash and cash equivalents, the carrying value of these amounts is a reasonable estimate of their fair value. The fair value of long-term unbilled receivables is estimated by using a discount rate that approximates the current rate for comparable notes. Marketable securities' fair values are based on quoted market prices or dealer quotes. The fair value of restricted funds held in trust is based on quoted market prices of the investments held by the trustee. The fair value of noncurrent receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to such borrowers based on the remaining maturities, consideration of credit risks, and other business issues pertaining to such receivables. Other assets, consisting primarily of insurance and escrow deposits and other miscellaneous financial instruments used in the ordinary course of business, are valued based on quoted market prices or other appropriate valuation techniques.

Fair values for short-term debt and long-term debt were determined based on interest rates that are currently available to the Corporation for issuance of debt with similar terms and remaining maturities for debt issues that are not traded or quoted on an exchange. With respect to convertible subordinated debentures, fair values are based on quoted market prices. The fair value of project debt is estimated based on quoted market prices for the same or similar issues. Other borrowings and liabilities are valued by discounting the future stream of payments using the incremental borrowing rate of the Corporation. The fair value of the Corporation's interest rate swap agreements is the estimated amount that the Corporation would receive or pay to terminate the swap agreements at the reporting date based on third-party quotations. The fair value of Ogden financial guarantees provided on behalf of ITO and customers (see
Note 23) would be zero because Ogden receives no fees associated with such commitments.

The fair-value estimates presented herein are based on pertinent information available to management as of December 31, 1994 and 1993. Although management is not aware of any factors that would significantly affect the estimated fair-value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

Independent Auditors' Report

Deloitte & Touche LLP                     Two World Financial Center
                                                  New York, NY 10281

The Board of Directors and Shareholders of Ogden Corporation:
We have audited the accompanying consolidated balance sheets of Ogden Corporation and subsidiaries as of December 31, 1994 and 1993 and the related statements of shareholders' equity, consolidated income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1994 and 1993 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1994 the Corporation changed its methods of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112 and for certain investments in debt and equity securities to conform with Statement of Financial Accounting Standards No. 115. In 1993, the Corporation changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 and in 1992 changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

February 3, 1995

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

R. Richard Ablon                  Philip G. Husby

President and                     Senior Vice President,
Chief Executive Officer           Chief Financial Officer, and
                                  Treasurer

Ogden Corporation and Subsidiaries
Quarterly Results of Operations

1994 Quarter Ended                                     March 31     June 30     Sept. 30      Dec. 31
(In thousands of dollars, except per share amounts)

Total revenues                                         $479,319    $527,718     $546,699     $556,449

Gross profit                                           $ 87,946    $ 97,668     $ 98,578     $101,478

Income before cumulative effect
of change in accounting principle                      $ 15,328    $ 17,640     $ 18,742     $ 16,116
Cumulative effect of change in accounting principle      (1,520)

Net Income                                             $ 13,808    $ 17,640     $ 18,742     $ 16,116

Earnings (Loss) Per Common Share:
Income before cumulative effect of
change in accounting principle                         $   0.35    $   0.40     $   0.43     $   0.37
Cumulative effect of change in accounting principle       (0.03)

Total                                                  $   0.32    $   0.40     $   0.43     $   0.37

Earnings (Loss) Per Common Share -
Assuming Full Dilution:

Income before cumulative effect of change in
accounting principle                                   $   0.34    $   0.40     $   0.43     $   0.37
Cumulative effect of change in accounting principle       (0.03)

Total                                                  $   0.31    $   0.40     $   0.43     $   0.37



1993 Quarter Ended                                     March 31     June 30     Sept. 30      Dec. 31
(In thousands of dollars, except per-share amounts)

Total revenues                                         $458,491    $516,157     $540,856     $523,833

Gross profit                                           $ 82,240    $ 86,330     $ 94,105     $ 94,469

Income before cumulative effect of change in
accounting principle                                   $ 13,822    $ 16,092     $ 14,723     $ 17,493
Cumulative effect of change in accounting principle      (5,340)

Net income                                             $  8,482    $ 16,092     $ 14,723     $ 17,493

Earnings (Loss) Per Common Share:
Income before cumulative effect of change in
accounting principle                                   $   0.32    $   0.37     $   0.34     $   0.40
Cumulative effect of change in accounting principle       (0.12)

Total                                                  $   0.20    $   0.37     $   0.34     $   0.40

Earnings (Loss) Per Common Share -
Assuming Full Dilution:
Income before cumulative effect of change in
accounting principle                                   $   0.31    $   0.37     $   0.34     $   0.40
Cumulative effect of change in accounting principle       (0.12)

Total                                                  $   0.19    $   0.37     $   0.34     $   0.40

Notes: Net income was reduced by $.10 per share ($4,300,000) for the September 30, 1993 quarter reflecting the retroactive effect of the increased
Federal income tax rate. The $.10 per-share reduction includes $.08 per share for a net one-time charge due to the adjustment of prior years' deferred income tax balances and $.02 per share for the 1% increase in tax rate for the first nine months of 1993.

The cumulative effect of changes in accounting principles reflects the adoption of SFAS 106, "Employers' Accounting for Postretirement Benefits Other
Than Pensions," effective January 1, 1993, and SFAS 112, "Employers'
Accounting for Postemployment Benefits," effective January 1, 1994.

Ogden Corporation and Subsidiaries
Price Range of Stock and Dividend Data

                                1994                          1993
                         High           Low            High           Low

Common:
First Quarter          24 3/8        21 1/4          24 1/8        21 1/2
Second Quarter         23 3/8        19 7/8          26 1/2        22 1/8
Third Quarter          23 1/8        20 1/2          27            21 5/8
Fourth Quarter         21 5/8        17 3/4          26            22

Preferred:
First Quarter         137           137                   Not Traded
Second Quarter        128 1/2       128 1/2         146           146
Third Quarter         131 1/2       131 1/2         145           131 1/2
Fourth Quarter        122           122                   Not Traded


Quarterly common stock dividends of $.3125 per share were paid to shareholders of record for the four quarters of 1994 and 1993, the dividends for the last quarters of 1994 and 1993 being paid in January of the subsequent years.
Quarterly dividends of $.8376 were paid for the four quarters of 1994 and 1993 on the $1.875 preferred stock.

Ogden common and $1.875 preferred stocks are listed on the New York Stock
Exchange.