Form 10-K, Exhibit 13
period 1995-12-31
OGDEN CORP
filed 1996-03-27
CIK 73902

FINANCIAL HIGHLIGHTS

Ogden Corporation and Subsidiaries

December 31,                1995        1994        1993        1992        1991
                              (In thousands of dollars, except per-share amounts)

Total Revenues           $2,184,993  $2,104,547  $2,035,860  $1,766,443  $1,566,579

Income (Loss) From:
Continuing operations         7,444      67,826      62,130      60,767      57,604
Discontinued operations                                                     (13,880)
Cumulative effect of
changes in accounting
principles                               (1,520)     (5,340)     (5,186)

Net income                    7,444      66,306      56,790      55,581      43,724

Earnings (Loss) Per
Common Share:
Continuing operations          0.15        1.55        1.43        1.41        1.33
Discontinued operations                                                       (0.32)
Cumulative effect of
changes in
accounting principles                     (0.03)      (0.12)      (0.12)

Total                          0.15        1.52        1.31        1.29        1.01

Total Assets              3,652,671   3,644,886   3,340,729   3,187,826   2,846,254

Shareholders' Equity        546,978     596,818     486,267     481,084     478,122

Shareholders' Equity
Per Common Share              11.04       12.21       11.15       11.11       11.09

Net income in 1995 reflects a net after-tax charge of $48.9 million, or $.99 per share. (See Notes 21 and 22 to the Consolidated Financial Statements.)

Net income in 1993 was reduced by $.08 per share, reflecting the retroactive effect of the increased Federal income tax rate that was enacted in August 1993 on the prior years' deferred income tax balances.

Total Revenues (expressed in millions of dollars)

Year - Revenues

1991 - 1,567
1992 - 1,766
1993 - 2,036
1994 - 2,105
1995 - 2,185

[presented as a bar chart]

Income from Continuing Operations Before Income Taxes and Minority Interest (expressed in millions of dollars)

Year - income as described above

1991 - 104
1992 - 113
1993 - 126
1994 - 139
1995 - 41<F1>

[presented as bar chart]

Total Assets (expressed in millions of dollars)

Year - Assets

1991 - 2,846
1992 - 3,188
1993 - 3,341
1994 - 3,645
1995 - 3,653

[presented as bar chart]

<F1>
Reflects an unusual net pretax charge of $69.3 million. (See Notes 21 and 22 to the Consolidated Financial Statements.)

Ogden Corporation and Subsidiaries
Management's Discussion and Analysis of Consolidated Operations

    The following discussion and analysis should be read in conjunction with the Corporation's Financial Statements and notes thereto.

        Operations: Revenues for 1995 were $80,400,000 higher than the comparable period of 1994, primarily due to increased revenues of $67,300,000 in Aviation Services reflecting the acquisition in 1995 of an air range and pilot training systems company, four airline catering kitchens in the Canary and Balearic islands, and in late 1994, an airline cargo operation at Heathrow Airport in the United Kingdom; $56,100,000 in Entertainment Services, chiefly associated with new contracts at Wrigley Field, the Target Center, General Motors Place, amphitheaters, as well as the start-up of operations in the United Kingdom; $39,100,000 in Technology Services due to increased customer activity and new contracts in the Atlantic Design operations, as well as the start-up of operations in Ireland; $35,400,000 in waste-to-energy services, primarily due to revenues generated at the Lee County (Florida), Onondaga County (New York), and Montgomery County (Maryland) facilities, which commenced commercial operations in December 1994 and March and August 1995, respectively; $31,100,000 in Independent Power Services income, primarily reflecting the acquisition of the SIGC facility in December 1994; and $17,500,000 in Facility Services, reflecting several new contracts and increased customer activity. These increases were partially offset by a decrease of $143,200,000 in construction revenues due primarily to the completion of the Union County (New Jersey) and Lee County facilities in May and December 1994, respectively; from reduced construction activity at the Montgomery County facility; and from a reduction of $26,100,000 in revenues from the gain on the sale of limited partnership interests and related tax benefits in 1994, which did not recur in 1995.

        Consolidated operating income for 1995 was $92,400,000 lower than 1994, primarily reflecting the effects of the early adoption of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; restructuring initiatives; and other unusual losses and costs totaling $82,800,000, which were reduced by a gain of $13,500,000 from the sale of a noncore business, for a net charge of $69,300,000. The charges principally related to the early adoption of SFAS No. 121, amounting to $45,300,000, included anticipated losses on the sale of noncore businesses of $32,800,000; costs of restructuring initiatives of $8,200,000; and an impairment loss of $12,200,000 for the write-down of certain deferred charges relating to a previously awarded contract not expected to be completed, unusual waste-to-energy repair costs, and an adjustment of inventory balances resulting from a physical inventory. Also included in the second quarter of 1995 was a charge of $17,100,000 relating to the write-off of accounts receivable of $10,300,000, disposal of inventory of $3,900,000, and $2,900,000 of costs related to curtailment of operations all at Ogden Communications, Inc. Of the net charge of $69,300,000, $56,900,000 was applicable to the Services segment and $12,400,000 pertained to Projects. (Also see Notes 21 and 22 to the Consolidated Financial Statements for further information.)

        Before the charges discussed above, consolidated operating income for 1995 would have been $23,100,000 lower than 1994, primarily reflecting lower income of $26,100,000 due to the gain on the sale of limited partnership interests in and related tax benefits of the Onondaga County facility in 1994, which did not recur in 1995; $10,500,000 in Entertainment Services, primarily reflecting development costs in Europe, lower income from the Ottawa Palladium, and costs associated with the acquisition of Firehole Entertainment Corp.; $6,800,000 at Ogden Environmental, primarily due to reduced activity in the environmental laboratory area; and $3,200,000 in Water/Wastewater Treatment Services, its first year of operations, primarily reflecting continuing development costs. These decreases were partially offset by increased income of $9,000,000 in construction activities, primarily reflecting increased activity on the Detroit (Michigan) facility and an early completion bonus on the Montgomery County facility; $5,600,000 in Independent Power, primarily due to the acquisition of SIGC in 1994; and $2,600,000 in waste-to-energy service income (service revenues less operating costs and debt service charges), primarily reflecting increased income from the full commercial operations of the Lee County, Onondaga County, and Montgomery County facilities, as well as enhanced performance at the Honolulu (Hawaii) facility, offset in part by lower income at the Union County and Hartford (Connecticut) facilities resulting from lower margins in 1995 than 1994 due to a contract renegotiation.

        Debt service charges for 1995 increased $11,500,000 over 1994 and included $7,000,000 in waste-to-energy services, chiefly associated with the Onondaga County facility being in full commercial operation during 1995, and $4,500,000 for project debt assumed as part of the SIGC acquisition. Three interest rate swap agreements entered into as hedges against interest rate exposure on three series of adjustable-rate project debt resulted in lower debt service of $230,000 in 1995 and additional
debt service of $1,400,000 in 1994.   The effect of these swap agreements
on the weighted-average interest rate was not significant.   Selling,
administrative, and general expenses increased $4,800,000, primarily reflecting increased marketing and development expenses.

        The effective income tax rate for 1995 was 84.5%, compared with 44.4% for 1994. This increase of 40.1% was primarily due to the effect of adopting SFAS No. 121, which included the write-down of goodwill for which the Corporation will not receive tax benefits, as well as higher foreign tax rates and certain nondeductible foreign losses. Note 23 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

        Interest income for 1995 was $2,400,000 higher than 1994, primarily reflecting interest earned on loans made in the second half of 1994. Interest expense was $6,800,000 higher, chiefly associated with higher interest rates on variable-rate debt, higher borrowings, and a net increase of $1,412,000 in interest costs on two interest rate swap agreements covering notional amounts of $100,000,000 each. One swap agreement expired in March 1994. The other swap agreement expires on December 16, 1998. These swap agreements were entered into in order to convert Ogden's fixed-rate $100,000,000, 9.25% debentures into variable-rate debt. During 1995, Ogden paid $603,000 on the remaining swap, while in 1994, Ogden received $809,000 on the two swaps. The effect of these swap agreements on the weighted-average interest rate was not significant.

       Revenues for 1994 were $68,700,000 higher than the comparable period of 1993, primarily due to increased revenues of $26,100,000, reflecting the sale of limited partnership interests in and related tax benefits of the Onondaga County facility in 1994; $26,900,000 in waste-to-energy service revenues due primarily to increased revenues at the Detroit, Hartford, and Honolulu facilities acquired in January 1993, revenues from the start-up and full operation of the Union County facility, and the operation of the transfer station at Montgomery
County; $24,100,000 in Aviation Services, reflecting the start-up of operations in Brazil and increased activity in Venezuela, Chile, and European operations; $30,200,000 in Technology Services, primarily in the Atlantic Design operations and the Systems Engineering group, reflecting several new contracts and increased customer activity;
$18,500,000 in Environmental Services due primarily to increased activity in the consulting group (these increases were partially offset by lower revenues of $35,300,000 in construction revenues, primarily due to reduced construction activity at the Union County facility completed in May 1994 and the Lee County facility completed in December 1994, which reductions were partially offset by increased activity at the Montgomery County facility); and $24,800,000 in the Facility Management Services group due primarily to the loss of several building cleaning contracts and certain utility maintenance contracts as well as reduced customer activity.

        Consolidated operating income for 1994 was $15,400,000 higher than 1993, primarily due to increased income of $26,100,000, reflecting the gain on the sale of limited partnership interests in and related tax benefits of the Onondaga County facility in 1994; $3,500,000 in Technology Services, primarily due to several new contracts and increased customer activity in the Atlantic Design operations; $2,600,000 in construction income (construction revenues less construction costs), primarily due to increased activity at the Montgomery County facility; $1,600,000 in waste-to-energy service income (service revenues less operating costs and debt service charges), primarily associated with the start-up and full commercial operations of the Union County facility, partially offset by additional maintenance work at the Detroit facility; and a provision of $8,000,000 for the potential write-offs of deferred proposal costs on property for which construction had not commenced and for litigation and contractor settlements. These increases were partially offset by lower income of $5,000,000 in Facility Management Services, reflecting the loss of several building cleaning and utility maintenance contracts; $2,500,000 in Aviation Services, primarily reflecting lower margins in the in-flight catering area and a loss on the devaluation of the Mexican peso, partially offset by increased earnings in overseas ground services operations; and $800,000 in Entertainment Services, primarily reflecting the effect of the baseball strike and hockey lockout and start-up costs of overseas operations, partially offset by the opening of Arrowhead Pond of Anaheim and several new customer contracts. Debt service charges increased $1,700,000. This increase was due to higher interest rates resulting from the conversion of one series of adjustable-rate project debt to fixed rates in 1993 and higher interest rates resulting from two fixed interest rate swap agreements entered into as hedges against two series of adjustable-rate project debt. The swap agreements resulted in additional interest expense of $1,400,000 and $1,500,000 in 1994 and 1993, respectively. The effect of these swap agreements on the weighted-average interest rate was not significant.

       Interest income for 1994 was $3,500,000 higher than in 1993, primarily reflecting interest earned on loans made in the third quarter of 1994 and higher interest rates on earnings from investments. Interest expense for 1994 was $3,400,000 higher than in 1993, primarily reflecting higher borrowings and a reduction of $2,600,000 in income received on two variable-rate interest rate swap agreements covering notional amounts of $100,000,000 each. One swap agreement expired in March 1994. The other swap agreement expires on December 16, 1998. These swap agreements were entered into as a hedge against Ogden's $100,000,000, 9.25% debentures. Income received on these swap agreements reduced interest expense by $800,000 and $3,400,000 in 1994 and 1993, respectively. The effect of these swap agreements on the weighted-average interest rate was not significant.

        The effective income tax rate for 1994 was 44.4%, compared with 45.0% for 1993. This decrease was primarily due to a charge of $4,100,000 in 1993, reflecting the adjustment of prior years' deferred income tax balances to the new 35% rate enacted in 1994 in accordance with SFAS No. 109, offset by investment tax credits of $3,600,000 in 1994 due to the recapture of investment tax credits relating to the sale of limited partnership interests in and related tax benefits of the Onondaga County facility. Note 23 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

        Capital Investments and Commitments: During 1995, capital investments amounted to $92,800,000, of which $26,800,000, inclusive of restricted funds transferred from funds held in trust, was for Projects' waste-to-energy operations and $66,000,000 was for normal replacement and growth in Services' and Projects' operations.

        At December 31, 1995, capital commitments amounted to $53,400,000 for normal replacement, modernization, and growth in Services'
($42,100,000) and Projects' ($11,300,000) operations. In addition, compliance with recently promulgated standards and guidelines under the Clean Air Act Amendments of 1990 may require additional capital expenditures of $30,000,000 during the next four years.

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

        During 1994, a subsidiary of the Corporation entered into a 30-year facility management contract pursuant to which it agreed to advance funds to a customer, if necessary, to assist refinancing senior secured debt incurred in connection with construction of the facility. Such refinancing requirements are not expected to exceed $75,000,000 at maturity of the senior secured debt, which is expected to be on or about March 1, 2001. In addition, at December 31, 1995, the Corporation has guaranteed indebtedness of $6,200,000 of an affiliate and principal tenant of this customer. The Corporation expects this guaranty will increase to approximately $16,100,000 in 1996. Ogden continues as guarantor of surety bonds and letters of credit totaling approximately $19,200,000 on behalf of International Terminal Operating Co. Inc. and has guaranteed borrowings of certain customers amounting to approximately $29,200,000. Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

        Liquidity/Cash Flow: Net cash provided from operating activities was $94,300,000 lower, primarily reflecting lower net income of $58,900,000; reductions of $20,400,000 in billings in excess of costs and estimated profit on uncompleted contracts resulting from the timing of billings and construction activity on the Montgomery County facility; a decrease of $17,300,000 from the timing of retention payments relating to the construction on the waste-to-energy facilities; payment in 1995 of $8,300,000 relating to a construction contract adjustment on the Babylon (New York) facility; and decreases of $13,200,000 in Federal and State taxes payable, offset, in part, by increases in the effect of noncash operating expenses.

        Net cash used in investing activities was $106,100,000 lower than 1994, primarily reflecting lower investments in waste-to-energy facilities of $49,900,000 due to the completion of construction of the Onondaga County facility in early 1995; a reduction of $56,400,000 in the repurchase of marketable securities held for sale; lower costs of acquisitions of $16,900,000; and a decrease of $18,300,000 in other receivables reflecting lower noncurrent loans made to customers. These decreases were partially offset by increases of $23,000,000 in other capital expenditures, principally in the Entertainment Services business, reflecting increased activity, and $28,300,000 in other investments, reflecting increased equity investments in Argentina and other investee affiliates.

        Net cash used in financing activities increased $40,500,000, primarily reflecting a decrease of $42,800,000 in amounts of restricted funds utilized due to the completion of the Onondaga County facility; increased dividends of $5,000,000 related to shares issued in connection with the acquisition of the minority interest in Ogden Projects, Inc., in late 1994; and increases of $8,300,000 in payments of other debt. These increases in cash used in financing activities were partially offset by increases of $9,400,000 in other borrowings. Increased borrowings for waste-to-energy facilities of $96,800,000 represent amounts borrowed, net of issuance and related costs, in connection with the refinancing of approximately $92,500,000 of project debt, which is reflected under the heading "Payment of Debt."

        Exclusive of changes in waste-to-energy facility construction activities, the Corporation's various types of contracts are not expected to have a material effect on liquidity. Debt service associated with project debt, which is an explicit component of a client community's obligation under its service agreement, is paid as it is billed and collected. Cash required for investing and financing activities is expected to be satisfied from operating activities; available funds, including short-term investments; proceeds from the sale of noncore businesses; and the Corporation's unused credit facilities to the extent needed. At
December 31, 1995, the Corporation had $96,800,000 in cash, cash equivalents, and marketable securities and unused revolving credit lines of $167,600,000.

Ogden Corporation and Subsidiaries
Selected Financial Data

December 31,                     1995       1994        1993         1992        1991
                                  (In thousands of dollars, except per-share amounts)

Total Revenues               $2,184,993  $2,104,547  $2,035,860  $1,766,443   $1,566,579

Income (Loss) From:
Continuing operations             7,444      67,826      62,130      60,767       57,604
Discontinued operations                                                          (13,880)
Cumulative effect of
 changes in
 accounting principles                       (1,520)     (5,340)     (5,186)

Net income                        7,444      66,306      56,790      55,581       43,724

Earnings (Loss) Per
Common Share:
Continuing operations              0.15        1.55        1.43        1.41         1.33
Discontinued operations                                                            (0.32)
Cumulative effect of
changes in
accounting principles                         (0.03)      (0.12)      (0.12)

Total                              0.15        1.52        1.31        1.29         1.01

Earnings (Loss) Per
Common Share
Assuming Full Dilution:
Continuing operations              0.15        1.54        1.42        1.40         1.32
Discontinued operations                                                            (0.32)
Cumulative effect of
changes in
accounting principles                         (0.03)      (0.12)      (0.12)

Total                              0.15        1.51        1.30        1.28         1.00

Total Assets                  3,652,671   3,644,886   3,340,729   3,187,826    2,846,254

Long-Term Obligations         2,044,186   2,047,031   1,946,547   2,003,091    1,781,576

Shareholders' Equity            546,978     596,818     486,267     481,084      478,122

Shareholders' Equity
Per Common Share                  11.04       12.21       11.15       11.11        11.09

Cash Dividends Declared
Per Common Share                   1.25        1.25        1.25        1.25         1.25

Net income in 1995 reflects a net after-tax charge of $48.9 million, or $.99 per share. (See Notes 21 and 22 to the Consolidated Financial Statements.)

Net income in 1993 was reduced by $.08 per share, reflecting the retroactive effect of the increased Federal income tax rate that was enacted in August 1993 on the prior years' deferred income tax balances.

Ogden Corporation and Subsidiaries
Statements of Consolidated Income

For the years ended December 31,       1995            1994             1993

Service revenues                 $1,563,748,000   $1,408,710,000  $1,364,080,000
Net sales                           551,345,000      456,586,000     423,329,000
Construction revenues                69,900,000      213,125,000     248,451,000
Gain on sale of limited
 partnership interests                                26,126,000

Total revenues                    2,184,993,000    2,104,547,000   2,035,860,000

Operating costs and expenses      1,318,847,000    1,127,348,000   1,077,102,000
Costs of goods sold                 518,457,000      405,190,000     376,553,000
Construction costs                   41,756,000      194,022,000     231,956,000
Selling, administrative, and
 general expenses                   144,714,000      135,852,000     125,219,000
Debt service charges                111,850,000      100,358,000      98,664,000

Total costs and expenses          2,135,624,000    1,962,770,000   1,909,494,000

Consolidated operating income        49,369,000      141,777,000     126,366,000
Equity in net income of
 investees and joint ventures         6,866,000        7,683,000       6,895,000
Interest income                      15,126,000       12,709,000       9,181,000
Interest expense                    (30,491,000)     (23,655,000)    (20,289,000)
Other income (deductions) net          (344,000)         850,000       3,348,000

Income before income taxes
 and minority interests              40,526,000      139,364,000     125,501,000
Less: income taxes                   34,237,000       61,883,000      56,526,000
      minority interests             (1,155,000)       9,655,000       6,845,000

Income before cumulative effect
 of changes in
 accounting principles                7,444,000       67,826,000      62,130,000
Cumulative effect of changes in
 accounting principles
 (net of income taxes of
 $1,100,000 and $3,710,000
 for 1994 and 1993, respectively)                     (1,520,000)     (5,340,000)

Net income                           $7,444,000      $66,306,000     $56,790,000

Earnings (Loss) Per Common Share:
Income before cumulative effect
 of changes in
 accounting principles                    $0.15             1.55           $1.43
Cumulative effect of changes in
 accounting principles                                     (0.03)          (0.12)

Total                                     $0.15            $1.52           $1.31

Earnings (Loss) Per Common Share
Assuming Full Dilution:
Income before cumulative effect
 of changes in
 accounting principles                    $0.15             $1.54          $1.42
Cumulative effect of changes in
 accounting principles                                      (0.03)         (0.12)

Total                                     $0.15             $1.51          $1.30

See Notes to Consolidated Financial Statements

Ogden Corporation and Subsidiaries
Consolidated Balance Sheets

                    December 31,                  1995              1994

ASSETS
Current Assets:
Cash and cash equivalents                      $96,782,000      $117,359,000
Marketable securities available for sale        13,939,000        86,676,000
Restricted funds held in trust                  95,238,000       110,295,000
Receivables (less allowances:
1995, $37,039,000 and 1994, $32,783,000)       597,644,000       574,184,000
Deferred income taxes                           31,979,000        26,451,000
Other                                           90,784,000        80,932,000

Total current assets                           926,366,000       995,897,000

Property, plant, and equipment net           1,879,179,000     1,884,774,000
Restricted funds held in trust                 218,551,000       213,999,000
Unbilled service and other receivables         191,753,000       171,441,000
Unamortized contract acquisition costs         148,342,000       133,172,000
Goodwill and other intangible assets            87,596,000       100,416,000
Other assets                                   200,884,000       145,187,000

Total Assets                                $3,652,671,000    $3,644,886,000

Liabilities and Shareholders' Equity
Liabilities:
Current Liabilities:
Current portion of long-term debt               $4,680,000        $3,483,000
Current portion of project debt                 55,774,000        45,279,000
Dividends payable                               15,294,000        13,637,000
Accounts payable                               114,648,000        93,362,000
Federal and foreign income taxes payable                          10,141,000
Accrued expenses, etc.                         291,421,000       320,154,000
Deferred income                                 28,702,000        26,843,000

Total current liabilities                      510,519,000       512,899,000

Long-term debt                                 344,333,000       304,393,000
Project debt                                 1,551,203,000     1,593,988,000
Deferred income taxes                          310,400,000       281,065,000
Other liabilities                              230,558,000       196,305,000
Minority interests                              10,030,000        10,768,000
Convertible subordinated debentures            148,650,000       148,650,000

Total Liabilities                            3,105,693,000     3,048,068,000

Shareholders' Equity:
Serial cumulative convertible preferred
stock, par value $1.00 per share;
authorized, 4,000,000 shares; shares
outstanding: 49,469 in 1995 and 53,503
in 1994, net of treasury shares of
29,820 in 1995 and 1994, respectively               50,000            54,000

Common stock, par value $.50 per share;
authorized, 80,000,000 shares;
shares outstanding: 49,467,781 in 1995
and 48,777,092 in 1994, net of treasury
shares of 3,735,123 and 3,864,123 in
1995 and 1994, respectively                     24,734,000        24,388,000

Capital surplus                                197,921,000       194,496,000
Earned surplus                                 328,047,000       381,864,000
Cumulative translation adjustment net           (2,657,000)       (1,399,000)
Pension liability adjustment                      (760,000)         (441,000)
Net unrealized loss on securities
 available for sale                               (357,000)       (2,144,000)

Total Shareholders' Equity                     546,978,000       596,818,000

Total Liabilities and Shareholders' Equity   3,652,671,000    $3,644,886,000

See Notes to Consolidated Financial Statements

Ogden Corporation and Subsidiaries
Statements of Shareholders' Equity

For the years ended December 31,.
                                                      1995                      1994                      1993
                                        Shares     Amounts       Shares      Amounts       Shares      Amounts

Serial Cumulative Convertible
Preferred Stock, Par Value
$1.00 Per Share;
Authorized, 4,000,000 Shares:
Balance at beginning of year           83,323  $    84,000       87,017  $    87,000       91,714  $    92,000
Shares converted into common stock     (4,034)      (4,000)      (3,694)      (3,000)      (4,697)      (5,000)

Total                                  79,289       80,000       83,323       84,000       87,017       87,000
Treasury shares                       (29,820)     (30,000)     (29,820)     (30,000)     (29,820)     (30,000)

Balance at end of year (aggregate
involuntary liquidation vlaue
1995, $996,800)                        49,469       50,000       53,503       54,000       57,197       57,000

Common Stock, Par Value $.50 Per
Share; Authorized, 80,000,000
Shares:
Balance at beginning of year       52,641,215   26,320,000   47,472,245   23,736,000   47,287,048   23,643,000
Acquisition of Ogden Projects,
 Inc., minority interests                                     5,139,939    2,570,000
Exercise of stock options,
 less common stock utilized            10,735        6,000        6,977        3,000       65,389       33,000
Shares used for pooling of
 interests                            526,869      264,000
Conversion of preferred shares         24,085       12,000       22,054       11,000       28,046       14,000
Conversion of debentures                                                                   91,762       46,000

Total                              53,202,904   26,602,000   52,641,215   26,320,000   47,472,245   23,736,000

Treasury shares at beginning
 of year                            3,864,123    1,932,000    3,973,123    1,986,000    4,096,123    2,048,000
Exercise of stock options            (129,000)     (64,000)    (109,000)     (54,000)    (123,000)     (62,000)

Treasury shares at end of year      3,735,123    1,868,000    3,864,123    1,932,000    3,973,123    1,986,000

Balance at end of year             49,467,781   24,734,000   48,777,092   24,388,000   43,499,122   21,750,000

Capital Surplus:
Balance at beginning of year                   194,496,000               100,223,000                94,659,000
Acquisition of Ogden Projects,
 Inc., minority interests                                                 91,876,000
Exercise of stock options,
 less common stock utilized                      2,620,000                 2,164,000                 3,640,000
Arising from pooling of
 interests                                         813,000
Capital transactions of
 subsidiary companies net                                                    241,000                   696,000
Conversion of preferred shares                      (8,000)                   (8,000)                  (10,000)
Conversion of debentures                                                                             1,238,000

Balance at end of year                         197,921,000               194,496,000               100,223,000

Earned Surplus:
Balance at beginning of year                   381,864,000               370,231,000               367,908,000
Net income                                       7,444,000                66,306,000                56,790,000

Total                                          389,308,000               436,537,000               424,698,000

Preferred dividends per share
 1995, 1994, and 1993, $3.35                       171,000                   184,000                   199,000
Common dividends per share
 1995, 1994, and 1993, $1.25                    61,090,000                54,489,000                54,268,000

Total dividends                                 61,261,000                54,673,000                54,467,000

Balance at end of year                         328,047,000               381,864,000               370,231,000

Cumulative Translation
 Adjustment Net                                 (2,657,000)               (1,399,000)               (4,639,000)

Pension Liability Adjustment                      (760,000)                 (441,000)                 (928,000)

Net Unrealized Loss on Securities
 Available For Sale                               (357,000)               (2,144,000)

Net Unrealized Loss on Noncurrent
Marketable Equity Securities                                                                          (427,000)

Total Shareholders' Equity                    $546,978,000              $596,818,000              $486,267,000

See Notes to Consolidated Financial Statements

Ogden Corporation and Subsidiaries
Statements of Consolidated Cash Flows

For the years ended December 31,         1995           1994            1993

Cash Flows From Operating
Activities:
Net income                       $  7,444,000    $ 66,306,000    $ 56,790,000
Adjustments to Reconcile Net
 Income to Net Cash Provided
 by Operating Activities:
Depreciation and amortization     109,604,000      90,545,000      85,643,000
Deferred income taxes              18,153,000      37,704,000      47,598,000
Cumulative effect of changes
 in accounting principles                           1,520,000       5,340,000
Long-lived asset write-downs       45,260,000
Other                              11,986,000      38,390,000      19,596,000
Management of Operating
Assets and Liabilities:
Decrease (Increase) in Assets:
Accounts receivable               (43,852,000)    (63,527,000)    (56,180,000)
Other assets                      (68,235,000)    (61,595,000)    (36,772,000)
Increase (Decrease) in
Liabilities:
Accounts payable                    8,472,000       3,153,000       8,087,000
Accrued expenses                    1,920,000      17,629,000      38,481,000
Deferred income                     3,861,000       1,222,000      (1,152,000)
Other liabilities                 (22,369,000)     35,218,000      24,315,000

Net cash provided by
 operating activities              72,244,000     166,565,000     191,746,000

Cash Flows From Investing
Activities:
Entities purchased,
 net of cash acquired             (15,474,000)    (32,404,000)    (54,224,000)
Proceeds from sale of
 marketable securities
 available for sale                71,364,000      63,545,000      88,775,000
Purchase of marketable
 securities available for sale                    (56,418,000)    (83,084,000)
Proceeds from sale of business     18,000,000      12,516,000
Proceeds from sale of property,
 plant, and equipment               5,402,000       2,824,000       8,185,000
Investments in waste-to-energy
 facilities                       (26,827,000)    (76,686,000)    (77,777,000)
Other capital expenditures        (65,999,000)    (42,961,000)    (38,423,000)
Decrease (increase) in other
 receivables                       (2,809,000)    (21,127,000)     (7,920,000)
Other                             (27,983,000)        268,000       7,111,000

Net cash used in investing
 activities                       (44,326,000)   (150,443,000)   (157,357,000)

Cash Flows From Financing
Activities:
Borrowings for waste-to-energy
 facilities                        96,822,000
Decrease (increase) in funds
 held in trust                      9,514,000      52,337,000      60,347,000
Other new debt                     40,948,000      31,589,000         680,000
Payment of debt                  (139,205,000)    (38,455,000)    (49,973,000)
Dividends paid                    (59,604,000)    (54,630,000)    (54,347,000)
Proceeds from exercise of
 stock options                      2,691,000       3,524,000       5,366,000
Other                                 630,000      (2,043,000)     (3,488,000)

Net cash used by financing
 activities                       (48,204,000)     (7,678,000)    (41,415,000)

Effect of foreign currency
 exchange rate changes on cash
 and cash equivalents                (291,000)       (182,000)       (334,000)

Net Increase (Decrease) in
Cash and Cash Equivalents         (20,577,000)      8,262,000      (7,360,000)

Cash and Cash Equivalents
at Beginning of Year              117,359,000     109,097,000     116,457,000

Cash and Cash Equivalents
at End of Year                   $ 96,782,000    $117,359,000    $109,097,000

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

                  In December 1995, Ogden issued 526,869 shares of common stock in exchange for all of the outstanding shares of Firehole Entertainment Corp. (Firehole). This transaction was accounted for as a pooling of interests. The accompanying financial statements for prior periods have not been restated to include the accounts of Firehole, since the amounts did not have a significant effect on prior period reported results or balances.

                  In addition, in other transactions accounted for as purchases in 1995, Ogden acquired the shares of Applied Data Technology, Inc., an air range and pilot training systems company, and four airline catering kitchens in the Canary and Balearic islands for a total cost of $15,474,000. The operations of these companies have been included in the accompanying financial statements from dates of acquisition. If Ogden had acquired these companies at January 1, 1994, total revenues, net income, and earnings per share would have been $2,185,000,000, $7,346,000, and $.15 for 1995 and $2,157,000,000,
       $65,255,000, and $1.49 for 1994. Ogden also acquired a 50% interest in Metropolitan Entertainment, Inc.; a 50% interest in IFC, an Australian entertainment company; as well as a 50% interest in SFTA, a Turkish airport handling company.

                  On December 29, 1994, in a transaction accounted for as a purchase, Ogden acquired the minority interest in Ogden Projects, Inc.
       (OPI), for .84 of an Ogden common share for each OPI share. Ogden issued 5,139,939 shares of common stock valued at $18.375 per share for a total purchase price of $94,446,000. The cost of other 1994 acquisitions was $32,404,000.

              Use of Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments having original maturities of three months or less.

              Marketable Securities: Ogden adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at January 1, 1994. In accordance with SFAS No. 115, prior years' financial statements have not been restated to reflect the change in accounting method. Under this Statement, the Corporation's marketable securities have been classified as available for sale and are recorded at current market value with an offsetting adjustment to Shareholders' Equity. The adoption of this Statement did not have a significant effect on the Corporation's consolidated financial position. At December 31, 1993, marketable securities were carried at the lower of cost or market. Net unrealized losses on noncurrent marketable equity securities were charged to Shareholders' Equity (see Note 2).

              Contracts and Revenue Recognition: Service revenues primarily include only the fees for cost-plus contracts and the gross billings for fixed-fee and other types of contracts. Both the service revenues and operating expenses exclude reimbursed expenditures of $450,696,000, $439,195,000, and $432,891,000 for the years ended
       December 31, 1995, 1994, and 1993, respectively. Subsidiaries engaged in governmental contracting recognize revenues from cost-plus-fixed-fee contracts on the basis of direct costs incurred plus indirect expenses and the allocable portion of the fixed fee. Revenues under time and material contracts are recorded at the contracted rates as the labor hours and other direct costs are incurred. Revenues under fixed-price contracts are recognized on the basis of the estimated percentage of completion of services rendered. Service revenues also include the fees earned under contracts to operate and maintain the waste-to-energy facilities and to service the facilities' debt, with additional fees earned based on excess tonnage processed and energy generation. Long-term unbilled service receivables related to waste-to-energy operations are discounted in recognizing the present value for services performed currently. Such unbilled receivables amounted to $108,953,000 and $92,522,000 at December 31, 1995 and 1994,
       respectively. Subsidiaries engaged in long-term construction contracting record income on the percentage-of-completion method of accounting and recognize income as the work progresses. Anticipated losses on contracts are recognized as soon as they become known. Revenues include the gain on sales of limited partnership interests in and related tax benefits of waste-to-energy facilities.

              Inventories: Inventories, consisting primarily of finished goods, are recorded principally at the lower of first-in, first-out cost or market.

              Property, Plant, and Equipment: Property, plant, and equipment is stated at cost. For financial reporting purposes, depreciation is provided by the straight-line method over the estimated useful lives of the assets, which range generally from five years for machinery and equipment to 50 years for waste-to-energy facilities. Accelerated depreciation is generally used for Federal income tax purposes Leasehold improvements are amortized by the straight-line method over the terms of the leases or the estimated useful lives of the improvements as appropriate. Landfills are amortized based on the quantities deposited into each landfill compared to the total estimated capacity of such landfill. Property, plant, and equipment is periodically reviewed to determine recoverability by comparing the carrying value to expected future cash flows.

              Contract Acquisition Costs: Costs associated with the acquisition of specific contracts are amortized over their respective terms.

              Bond Issuance Costs: Costs incurred in connection with the issuance of revenue bonds are amortized over the terms of the respective debt issues.

              Deferred Charges on Projects: Costs incurred in connection with certain project development efforts are deferred until the award of the related project is determined. Costs on awarded projects are deferred until the commencement of construction, at which time they are either capitalized in property, plant, and equipment for privately owned facilities or charged to construction costs for municipally owned facilities. Costs associated with projects that are no longer under consideration are charged to operating costs.

              Restricted Funds: Restricted funds represent proceeds from the financing of waste-to-energy facilities and the operations of a waste-to-energy facility and a power plant. Funds are held in trust and released as expenditures are made or upon satisfaction of conditions provided under the respective trust agreements.

              Interest Rate Swap Agreements: Amounts received or paid relating to swap agreements during the year are credited or charged to interest expense.

              Goodwill: Goodwill acquired subsequent to 1970 is being amortized by the straight-line method over periods ranging from 15 to 40 years. Goodwill acquired prior to 1970 is not being amortized. Goodwill is periodically reviewed to determine recoverability by comparing its carrying value to expected future cash flows of the businesses to which it relates.

              Retirement Plans: The Corporation and certain subsidiaries have several retirement plans covering all salaried and hourly employees. Certain subsidiaries also contribute to multiemployer plans for unionized hourly employees that cover, among other benefits, pensions and postemployment health care. Ogden adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," as of January 1, 1993. The effect of adopting SFAS No. 106 is shown in the accompanying financial statements for 1993 as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $5,340,000 (see Note 19).

                  Ogden adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," as of January 1, 1994. The effect of adopting SFAS No. 112 is shown as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $1,520,000 in 1994.

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

              Long-Lived Assets: Ogden adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," in the fourth quarter of 1995. The effect of adopting SFAS No. 121 resulted in an after-tax charge of $34,700,000 in 1995 (see Note 21).

              Reclassification: The accompanying financial statements have been reclassified to conform with the 1995 presentation.

        2.  Investments in Marketable Securities Available for Sale

              Ogden adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at January 1, 1994, and has classified its marketable securities as available for sale and recorded them at current market value with an offsetting adjustment to Shareholders' Equity. In accordance with SFAS No. 115, prior years' financial statements have not been restated to reflect this change in accounting. At December 31, 1993, marketable securities were carried at the lower of cost or market. Net unrealized losses on noncurrent marketable equity securities were charged to Shareholders' Equity. At December 31, 1993, noncurrent marketable securities having a cost of $5,549,000 and a market value of $4,846,000 resulted in an unrealized loss of $703,000, which was offset by deferred income taxes of $276,000. The net valuation allowance of $427,000 was charged to Shareholders' Equity.

                  At December 31, 1995 and 1994, marketable equity and debt securities available for current operations are classified in the balance sheet as current assets while securities held for noncurrent uses, such as nonqualified pension liabilities and a deferred compensation plan, are classified as long-term assets.

                  Marketable securities at December 31, 1995 and 1994
       (expressed in thousands of dollars), include the following:

                                        1995                    1994
                                      Market                 Market
                                       Value      Cost        Value       Cost

Classified as Current Assets:
United States government securities  $ 1,652   $ 1,736      $ 1,567   $  1,736
Tax-exempt municipal bonds             6,214     6,374       52,158     53,295
Mortgage-backed securities             5,560     5,727       31,146     31,669
Other securities                         513       360        1,805      1,954

Total current                         13,939    14,197       86,676     88,654

Classified as Noncurrent Assets:
United States government securities                             236        236
Mutual and bond funds                 16,538    17,037       12,174     14,122

Total noncurrent                      16,538    17,037       12,410     14,358

Total                                $30,477   $31,234      $99,086   $103,012

                  The United States government securities mature April 15, 1998; $3,000,000, $2,200,000, and $1,000,000 of the tax-exempt municipal bonds mature on July 1, 1998, January 1, 2006, and October 1, 2013, respectively; $400,000, $2,300,000, $1,500,000, and $900,000 of the mortgage-backed securities mature July 1, 2019, June 25, 2020, August 25, 2021, and March 29, 2030, respectively.

                  Unrealized holding losses at December 31, 1995 and 1994, amounted to $757,000 and $3,926,000, respectively. Deferred tax benefits on these losses amounted to $400,000 and $1,782,000, respectively, resulting in net charges of $357,000 and $2,144,000, respectively, to Shareholders' Equity.

                  Proceeds and realized gains and losses from the sales of securities classified as available for sale for the years ended December 31, 1995 and 1994, were $71,364,000, $235,000, and $1,749,000 and $63,545,000, $256,700, and $476,700, respectively.  For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

        3.  Unbilled Service and Other Receivables

              Unbilled service and other receivables (expressed in thousands of dollars) consisted of the following:

                                                  1995                 1994
Unbilled service receivables                  $108,953              $92,522
Notes receivable                                82,800               78,919

Total                                         $191,753             $171,441

                  Unbilled service receivables are for services performed currently for municipalities that are due by contract at a later date and are discounted in recognizing the present value of such services. Long-term notes receivable primarily represent loans made to the owners of entertainment and sports facilities. Current unbilled service receivables amounted to $34,482,000 and $32,240,000 at December 31, 1995 and 1994, respectively.

        4.  Restricted Funds Held in Trust

              Funds held by trustees from proceeds received from the financing of waste-to-energy facilities and the operations of a waste-to-energy facility and a power plant are segregated principally for the construction of the facilities; debt service reserves for payment of principal and interest on project debt; lease reserves for lease payments under operating leases; capitalized interest for payment of interest during the construction period; and deposits of revenues received. Such funds are invested principally in United States Treasury bills and notes and United States government agencies securities.

       Fund balances (expressed in thousands of dollars) were as follows:

                                    1995                         1994
                            Current      Noncurrent      Current      Noncurrent

Construction funds          $ 2,931                      $20,734
Debt service funds           64,706      $144,915         36,803       $158,746
Revenue funds                12,173                       21,013
Lease reserve funds                        14,190                        15,260
Capitalized interest funds                                 8,847
Other funds                  15,428        59,446         22,898         39,993

Total                       $95,238      $218,551       $110,295       $213,999

        5.   Property, Plant, and Equipment

       Property, plant, and equipment (expressed in thousands of dollars) consisted of the following:

                                                       1995          1994

Land                                             $    6,667    $    6,698
Waste-to-energy facilities                        1,722,375     1,577,147
Geothermal power plant                              105,738       105,738
Buildings and improvements                          175,214       155,904
Machinery and equipment                             352,238       313,404
Landfills                                            10,927         9,841
Construction in progress                             26,864       161,303

Total                                             2,400,023     2,330,035
Less accumulated depreciation and amortization      520,844       445,261

Property, plant, and equipment net               $1,879,179    $1,884,774

        6.  Other Assets

        Other assets (expressed in thousands of dollars) consisted of the following:

                                                       1995          1994

Investment in and advances to
investees and joint ventures                       $ 67,095      $ 40,040
Unamortized bond issuance costs                      38,473        29,290
Spare parts                                          19,544        13,915
Noncurrent securities available for sale             16,538        12,410
Deferred charges on projects                         10,975         5,708
Insurance deposits                                    5,388         5,388
Other                                                42,871        38,436

Total                                              $200,884      $145,187

        7.  Accrued Expenses, etc.

        Accrued expenses, etc. (expressed in thousands of dollars), consisted of the following:

                                                       1995           1994

Debt service charges and interest                  $ 33,886       $ 38,278
Payroll                                              25,743         31,493
Insurance                                            37,278         25,782
Construction costs                                   12,740         25,442
Operating expenses                                   37,847         21,802
Billings in excess of costs                                         19,167
Municipalities' share of energy revenues             18,154         17,756
Retainage payable                                     6,641         17,550
Lease payments                                       12,538         16,193
Payroll and other taxes                              16,171         10,533
Pension and profit sharing                            9,050          6,499
Commissions                                           8,477          7,226
Other                                                72,896         82,433

Total                                              $291,421       $320,154

        8.  Deferred Income

        Deferred income (expressed in thousands of dollars) was comprised of the following:

                                          1995                  1994
                                    Current  Noncurrent   Current  Noncurrent

Sale and leaseback arrangements     $ 1,523     $23,360   $ 1,523     $24,883
Advance billings to municipalities   11,644                13,028
Other                                15,535                12,292

Total                               $28,702     $23,360   $26,843     $24,883

              Deferred income arose primarily from the gain from sale and leaseback transactions consummated in 1986 and 1987. Such gain was deferred and is being amortized as a reduction of rental expense. Advance billings to various customers prior to performance of service are billed one or two months in advance and are recognized as income in the period the service is provided. Other includes interest earnings on restricted funds, which accrue to the benefit of municipalities. Such amounts are deferred and recognized as income in the period in which the municipality receives a credit against service fees for such interest.

        9.  Long-Term Debt

        Long-term debt (expressed in thousands of dollars) consisted of the following:

                                                        1995          1994

Adjustable-rate revenue bonds due 2014 2024         $124,755      $124,755
9.25% debentures due 2022                            100,000       100,000
Variable-rate revolving credit lines due 1998         48,000        26,820
Other long-term debt                                  71,578        52,818

Total                                               $344,333      $304,393

                      The adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rate for this debt was 3.90% and 2.79% in 1995 and 1994, respectively. These bonds were issued under agreements that contain various restrictions, the most significant being the requirements to comply with certain financial ratios and to maintain Shareholders' Equity of $400,000,000. At December 31, 1995, Ogden was in compliance with all requirements and had $146,978,000 in excess of the required amount of Shareholders' Equity.

                      At December 31, 1995, Ogden had two long-term interest rate swap agreements covering notional amounts of $100,000,000 and $7,500,000, respectively, which expire December 16, 1998, and November 30, 2000, respectively. These swaps were entered into to convert Ogden's fixed-rate $100,000,000, 9.25% debentures due in 2022 to variable-rate debt and Ogden's $7,500,000 variable-rate debt to a fixed rate. On the $100,000,000 swap, Ogden receives a fixed rate of 5.52% per annum paid on a semi-annual basis and pays a floating rate of three months LIBOR set in arrears on a quarterly basis. On the $7,500,000 swap, Ogden pays a fixed rate of 5.83% paid on a quarterly basis and receives a floating rate of three
         months LIBOR on a quarterly basis.   At December 31, 1995, the
         three-month LIBOR rate was 5.63%. The counterparties to these interest rate swaps are major financial institutions. Management believes its credit risk associated with nonperformance by the counterparties is not significant. Amounts (received) or paid on the swap agreements amounted to $603,000, $(809,000), and $(3,352,000) for 1995, 1994, and 1993, respectively, and were
         (credited) or charged to interest expense. The effect on Ogden's weighted-average borrowing rate for 1995, 1994, and 1993, was an increase (decrease) of .14%, (.20)%, and (.82)%, respectively.

                      Other long-term debt includes an obligation for approximately $28,400,000, representing the equity component of a sale and leaseback arrangement relating to a waste-to-energy facility. This arrangement is accounted for as a financing, has an effective interest rate of 5%, and extends through 2017. Additionally, other long-term debt includes $22,450,000 resulting from the sale of limited partnership interests in and related tax benefits of the Onondaga County, New York, waste-to-energy facility, which has been accounted for as a financing for accounting purposes.
          This obligation has an effective interest rate of 10% and extends through 2015. The remaining other debt of $20,728,000 consists primarily of debt associated with entertainment facilities in the United Kingdom and Argentina as well as debt acquired in the Firehole acquisition. These loans bear various interest rates and maturity dates.

         The maturities on long-term debt (expressed in thousands of dollars) at December 31, 1995, were as follows:

         1996..................................    $4,680
         1997..................................    10,967
         1998..................................    43,189
         1999..................................     5,292
         2000..................................     2,031
         Later years...........................   282,854

         Total.................................   349,013
         Less current portion..................     4,680

         Total long-term debt..................  $344,333

        10.   Project Debt

        Project debt (expressed in thousands of dollars) consisted of the following:

                                                          1995          1994

Revenue Bonds Issued by and
Prime Responsibility of Municipalities:
4.25 8.1% serial revenue bonds due through 2005     $  198,933    $  222,036
5.4 8.5% term revenue bonds due through 2019           845,476       939,740
Adjustable-rate revenue bonds due through 2013          86,965        10,875

Total                                                1,131,374     1,172,651

Revenue Bonds Issued by Municipal Agencies
with Sufficient Service Revenues Guaranteed
by Third Parties:
4.95 8.9% serial revenue bonds due through 2007         71,006        78,591
7.25 7.4% term revenue bonds due 1999 through 2011     105,901       106,109
Adjustable-rate revenue bonds due through 2011         127,820       133,467

Total                                                  304,727       318,167

Other project debt                                     115,102       103,170

Total long-term project debt                        $1,551,203    $1,593,988

               Project debt associated with the financing of waste-to-energy facilities is generally arranged by municipalities through the issuance of tax-exempt and taxable revenue bonds. The category, "Revenue Bonds Issued by and Prime Responsibility of Municipalities," includes bonds issued with respect to which debt service is an explicit component of the client community's obligation under the related service agreement. In the event that a municipality is unable to satisfy its payment obligations, the bondholders' recourse with respect to the Corporation is limited to the waste-to-energy facilities and restricted funds pledged to secure such obligations. The category, "Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues Guaranteed by Third Parties," includes bonds issued to finance three facilities for which contractual obligations of third parties to deliver waste ensure sufficient revenues to pay debt service, although such debt service is not an explicit component of the third parties' service fee obligations.

                      Payment obligations for the project debt associated with waste-to-energy facilities are nonrecourse to the Corporation subject to construction and operating performance guarantees and commitments. These obligations are secured by the revenues pledged under various indentures and are collateralized principally by a mortgage lien and a security interest in each of the respective waste-to-energy facilities and related assets. At December 31, 1995, such revenue bonds were collateralized by property, plant, and equipment with a net carrying value of $1,546,392,000, credit enhancements of approximately $180,000,000 for which Ogden has certain reimbursement obligations, and substantially all restricted funds (see Note 4).

                      The interest rates on adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rate for such revenue bonds was 5.28% and 3.33% in 1995 and 1994, respectively.

                      Other project debt includes an obligation of a special-purpose limited partnership acquired by two special-purpose subsidiaries of Ogden in December 1994 and represents the lease of a geothermal power plant, which has been accounted for as a financing.
          This obligation, which amounted to $95,156,000 at December 31, 1995, has an effective interest rate of 5.3% and extends through 2008 with options to renew for additional periods and has a fair market value purchase option at the conclusion of the initial term. Payment obligations under this lease arrangement are limited to assets of the limited partnership and revenues derived from a power purchase agreement with a third party, which are expected to provide sufficient revenues to make rental payments. Such payment obligations are secured by all the assets, revenues, and other benefits derived from the geothermal power plant, which had a net carrying value of approximately $111,389,000 at December 31, 1995. In September 1995, the Corporation borrowed $20,984,000 from a financial institution as part of the refinancing of project debt in the category "Revenue Bonds Issued by and Prime Responsibility of Municipalities." The debt service associated with this loan is included as an explicit component of the client community's obligation under the related service agreement. A portion of the funds was retained in the Corporation's restricted funds and is loaned to the community each month to cover the community's monthly
         service fees.    The Corporation's repayment for the other part of
         the loan is limited to the extent repayment is received from the client community. This overall obligation totaled $19,946,000 at December 31, 1995, has an effective interest rate of 7.05%, and extends through 2005.

                      At December 31, 1995, Ogden had three interest rate swap agreements as hedges against interest rate exposure on certain adjustable-rate revenue bonds. The first two interest rate swap agreements expire in May 1999 and the third swap expires in 2019 and had notional amounts at December 31, 1995, of $91,070,000, $38,835,000, and $80,220,000, respectively, which are reduced in accordance with the scheduled repayments of the revenue bonds.
         Under the first swap agreement, Ogden pays a fixed rate of 3.95% per annum on a semi-annual basis and receives a floating rate based on an index of tax-exempt, variable-rate obligations. Under the second swap agreement, Ogden pays a fixed rate of 5.25% per annum on a semi-annual basis and receives a floating rate based on a defined commercial paper rate. Under the third swap agreement, Ogden pays a fixed rate of 6.07% per annum on a semi-annual basis through 1998 and thereafter a fixed rate of 5.18% and receives a floating rate based on a defined LIBOR-based rate. At December 31, 1995, the floating rates on the three swaps were 4.22%, 5.87%, and 5.99%, respectively. These swap agreements were entered into to convert from floating rates to fixed interest rates $91,070,000 of tax-exempt, adjustable-rate revenue bonds and $119,055,000 of taxable, adjustable-rate revenue bonds. The counterparties to these interest rate swaps are major financial institutions. Management believes the credit risk associated with nonperformance by the counterparties is not significant.

                      Amounts (received) or paid on these swap agreements amounted to $(230,000), $1,400,000, and $1,500,000 for 1995, 1994,
         and 1993, respectively, and were charged or (credited) to debt service charges. The effect on Ogden's weighted-average borrowing rate was an increase (decrease) of (.01)%, .09%, and .10% for 1995, 1994, and 1993, respectively.

         The maturities on long-term project debt (expressed in thousands of dollars) at December 31, 1995, were as follows:

          1996...............................     $   55,774
          1997...............................         61,873
          1998...............................         68,672
          1999...............................         76,092
          2000...............................         77,003
          Later years........................      1,267,563

          Total..............................      1,606,977
          Less current portion...............         55,774

          Total long-term project debt.......     $1,551,203

        11.  Credit Arrangements

                  At December 31, 1995, Ogden had unused revolving credit lines amounting to $167,557,000, of which $160,000,000 is available under its principal revolving credit line at various borrowing rates including prime, the Eurodollar rate plus .30%, or certificate-of-deposit rates plus .425%. Ogden is not required to maintain compensating balances; however, Ogden pays a facility fee of 3/16 of 1% on its principal revolving credit line of $200,000,000, which expires October 29, 1998.

        12.  Convertible Subordinated Debentures

        Convertible subordinated debentures (expressed in thousands of dollars) consisted of the following:

                                                     1995             1994

6% debentures due June 1, 2002.............      $ 85,000         $ 85,000
53/4% debentures due October 20, 2002......        63,650           63,650

Total......................................      $148,650         $148,650

               The 6% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $39.077 principal amount of debentures. The debentures are redeemable at Ogden's option at 102.4% of principal amount during the year commencing June 1, 1995, and at decreasing prices thereafter.

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

         13.   Preferred Stock

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

         14.  Common Stock and Stock Options

                  In 1986, Ogden adopted a nonqualified stock option plan
         (the "1986 Plan"). Under the 1986 Plan, options and/or stock appreciation rights may be granted to key management employees to purchase Ogden common stock at prices not less than the fair market value at the time of grant, which become exercisable during a five-year period from the date of grant, except for the grant to the Chairman of the Board, which vested in its entirety six months after the date of the grant. As adopted, and as adjusted for stock splits, the 1986 Plan calls for up to an aggregate of 2,700,000 shares of Ogden common stock to be available for issuance upon the exercise of options and stock appreciation rights, which may be granted over a 10-year period ending March 10, 1996. At December 31, 1995, all of the authorized shares of this plan had been granted.

                      In October 1990, Ogden adopted the Ogden 1990 Stock Option Plan (the "1990 Plan"). Under the 1990 Plan, nonqualified options, incentive stock options, and/or stock appreciation rights and stock bonuses may be granted to key management employees and outside directors to purchase Ogden common stock at an exercise price to be determined by the Ogden Compensation Committee.
         Pursuant to the 1990 Plan, which was amended in 1994 to increase the number of shares available by 3,200,000 shares, an aggregate of 6,200,000 shares of Ogden common stock is available for issuance upon the exercise of such options, rights, and bonuses, which may be granted over a 10-year period ending October 11, 2000; 2,158,200 shares were available for grant at December 31, 1995.

                      Under the foregoing plans, Ogden issued 4,466,300 limited stock appreciation rights in conjunction with the stock options granted. These limited rights are exercisable only during the period commencing on the first day following the occurrence of any of the following events and terminate 90 days after such date: the acquisition by any person of 20% or more of the voting power of Ogden's outstanding securities; the approval by Ogden shareholders of an agreement to merge or to sell substantially all of its assets; or the occurrence of certain changes in the membership of the Ogden Board of Directors. The exercise of these limited rights entitles participants to receive an amount in cash with respect to each share subject thereto, equal to the excess of the market value of a share of Ogden common stock on the exercise date or the date these limited rights become exercisable, over the related option price.

                      In connection with the acquisition of ERC
         International, Inc. (ERCI), Ogden assumed pre-existing ERCI stock option plans and converted all options then outstanding into options to acquire shares of Ogden common stock. No further options were granted under the ERCI plans. These options expired in 1993.

                      In connection with the acquisition of the minority interest of OPI, Ogden assumed the pre-existing OPI stock option plan then outstanding and converted these options into options to acquire shares of Ogden common stock. No further options will be granted under this plan.

                      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based
         Compensation," which is required to be adopted in the Corporation's 1996 financial statements. The Corporation expects to adopt only the disclosure provisions of this Statement.

         Information regarding the Corporation's stock option plans is summarized as follows:

                                 Option                            Available
                                  Price                                  For
                              Per Share  Outstanding   Exercisable     Grant

1986 Plan:
December 31, 1992, balance  $14.98-28.54   1,080,000     668,000      115,500
Became exercisable                                       144,000
Exercised                          14.98     (49,313)    (49,313)

December 31, 1993, balance   14.98-28.54   1,030,687     762,687      115,500
Granted                            22.50     115,500                 (115,500)
Became exercisable                                       134,000
Exercised                          14.98     (18,644)    (18,644)

December 31, 1994, balance   14.98-28.54   1,127,543     878,043          ---
Became exercisable           18.31-28.54                 157,100
Exercised                          14.98     (16,618)    (16,618)         ---

December 31, 1995, balance   14.98-28.54   1,110,925    1,018,525

1990 Plan:
December 31, 1992, balance   18.31-21.19   2,655,000    1,037,400     345,000
Granted                            23.56     158,000                 (158,000)
Became exercisable                                        522,900
Exercised                    18.31-20.31    (123,000)    (123,000)
Cancelled                    18.31-20.31     (50,000)      (4,000)     50,000

December 31, 1993, balance   18.31-23.56   2,640,000    1,433,300     237,000
Increase in authorized
  option shares                                                     3,200,000
Granted                      21.50-22.50   1,169,500               (1,169,500)
Became exercisable                                        507,500
Exercised                    18.31-20.31    (109,000)    (109,000)
Cancelled                    18.31-23.56    (115,000)     (32,000)    115,000

December 31, 1994, balance   18.31-23.56   3,585,500    1,799,800   2,382,500
Granted                      20.06-22.69     409,000                 (409,000)
Became exercisable                                        699,900
Exercised                    18.31-20.31    (129,000)    (129,000)
Cancelled                    18.31-23.56    (184,700)     (34,000)    184,700

December 31, 1995, balance   18.31-23.56   3,680,800    2,336,700   2,158,200

Conversion of ERCI Plan:
December 31, 1992, balance   21.05-24.74      70,117       70,117
Exercised                          21.05     (23,102)     (23,102)
Cancelled                    21.05-24.74     (47,015)     (47,015)

December 31, 1993, 1994,
and 1995, balance                    ---         ---          ---         ---

Conversion of OPI Plan:
December 29, 1994            14.17-29.46     266,561      266,561         ---

December 31, 1994
and 1995, balance            14.17-29.46     266,561      266,561         ---

Total December 31, 1995      14.17-29.46   5,058,286    3,621,786   2,158,200

               At December 31, 1995, there were 11,211,067 shares of common stock reserved for the exercise of stock options and the conversion of preferred shares and debentures.

        15.   Preferred Stock Purchase Rights

                  In 1990, the Board of Directors declared a dividend of one preferred stock purchase right (Right) on each outstanding share of common stock. Among other provisions, each Right may be exercised to purchase a one one-hundredth share of a new series of cumulative participating preferred stock at an exercise price of $80, subject to adjustment. The Rights may only be exercised after a party has acquired 15% or more of the Corporation's common stock or commenced a tender offer to acquire 15% or more of the Corporation's common stock. The Rights do not have voting rights, expire October 2, 2000, and may be redeemed by the Corporation at a price of $.01 per Right at any time prior to the acquisition of 15% of the Corporation's common stock.

                      In the event a party acquires 15% or more of the Corporation's outstanding common stock in accordance with certain defined terms, each Right will then entitle its holders (other than such party) to purchase, at the Right's then-current exercise price, a number of the Corporation's common shares having a market value of twice the Right's exercise price. At December 31, 1995, 49,468,000 preferred stock purchase rights were outstanding.

         16.   Sale of Limited Partnership Interests

                  In 1994, revenues include $26,100,000 from the sale of limited partnership interests in and related tax benefits of the Onondaga County waste-to-energy facility, which was partially offset by the recapture of investment tax credits and minority interests.

         17.  Foreign Exchange

                  Foreign exchange translation adjustments for 1995, 1994, and 1993, amounting to $(1,258,000), $3,240,000, and $(2,095,000), respectively, have been credited (charged) directly to Shareholders' Equity. Foreign exchange transaction adjustments, amounting to $1,590,000 and $(1,844,000), have been credited (charged) directly to income for 1995 and 1994, respectively.

         18.   Debt Service Charges

         Debt service charges for Ogden's project debt (expressed in thousands of dollars) consisted of the following:

                                             1995         1994          1993

Interest incurred on taxable and
tax-exempt borrowings                    $112,029     $109,586      $107,846

Interest earned on temporary investment
of borrowings during construction, etc.     4,908        6,782         9,985

Net interest incurred                     107,121      102,804        97,861

Interest capitalized during construction
in property, plant, and equipment           1,512        8,893         5,538

Interest expense net                      105,609       93,911        92,323
Amortization of bond issuance costs         6,241        6,447         6,341

Debt service charges                     $111,850     $100,358      $ 98,664

        19.  Retirement Plans

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

         The following table sets forth the defined benefit plans' funded status and related amounts recognized in Ogden's
         Consolidated Balance Sheets (expressed in thousands of dollars):

                                  1995                        1994
                            Assets    Accumulated       Assets     Accumulated
                            Exceed       Benefits       Exceed        Benefits
                       Accumulated         Exceed  Accumulated          Exceed
                          Benefits         Assets     Benefits          Assets

Accumulated Benefit
Obligation:
Vested                     $ 7,015        $ 9,724      $ 5,408        $ 7,800
Nonvested                      389            501          311            413

Total                      $ 7,404        $10,225      $ 5,719        $ 8,213

Projected benefit
 obligation for services
 rendered to date          $10,773        $14,319      $ 8,278        $11,733
Plan assets at fair value   10,325          5,581        7,832          5,138

Underfunded projected
benefits                   $   448        $ 8,738      $   446        $ 6,595

Source of Underfunded
Status:
Unrecognized net (loss)
 from past experience
 different from that
 assumed and effects of
 changes in assumptions    $  (480)       $(1,241)     $(1,251)       $  (625)
Unrecognized net
 transition asset
 (obligation) at
 January 1, 1986, being
 recognized over 13 years      494           (400)         566           (390)
Pension liability costs       (961)        (4,146)        (412)        (1,997)
Unrecognized prior service
 costs                         499         (2,951)         651         (3,583)

Underfunded projected
 benefits                  $   448        $ 8,738      $   446        $ 6,595

                      At December 31, 1995 and 1994, the accumulated benefit obligation of certain pension plans exceeded plan assets. The Corporation's liability for those plans was increased by $2,033,000 and $1,677,000 at December 31, 1995 and 1994, respectively. Such amounts were offset by intangible assets and reductions in Shareholders' Equity, net of income taxes of $760,000 and $441,000 at December 31, 1995 and 1994, respectively.

         Pension costs for Ogden's defined plans included the following components (expressed in thousands of dollars):

                                                 1995        1994        1993

Service cost on benefits earned
during the period                              $2,078      $1,979      $1,610
Interest cost on projected
benefit obligation.                             1,716       1,629       1,457
Net amortization and deferral                   2,584        (436)         40
Actual return on plan assets                   (3,260)         32        (979)

Net periodic pension cost                      $3,118      $3,204      $2,128

               The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7 1/2% and 4 1/2% for 1995, 8 1/4% and 5% for 1994, and 7 1/2% and 4
         1/2% for 1993, respectively. The expected long-term rate of return on plan assets was 8% for each year.

                      Contributions and costs for defined contribution plans are determined by benefit formulas based on percentage of compensation as well as discretionary contributions and totaled $10,358,000, $12,052,000, and $13,061,000 in 1995, 1994, and 1993,
         respectively. Plan assets at December 31, 1995, 1994, and 1993, primarily consisted of common stocks, United States government securities, and guaranteed insurance contracts.

                      With respect to union employees, the Corporation is required under contracts with various unions to pay, generally based on hours worked, retirement, health, and welfare benefits. These multiemployer defined benefit and defined contribution plans are not controlled or administered by the Corporation. The amount charged to expense for such plans during 1995, 1994, and 1993 was $27,900,000, $30,100,000, and $32,000,000, respectively.

         20.   Postretirement Health Care and Life Insurance Benefits

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

                      As of January 1, 1993, the Corporation recognized the full amount of its estimated accumulated postretirement benefit obligation, representing the present value of the estimated future benefits payable to current retirees, and a pro rata portion of estimated benefits payable to eligible active employees after retirement. The effect of recognizing SFAS No. 106 at January 1, 1993, is shown in the accompanying financial statements as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $5,340,000 (net of income taxes of $3,710,000), or $.12 per share.

              For the years ended December 31, 1995 and 1994, the components of the periodic expense for these benefits were as follows:

         Recognition of Components of Net Periodic Postretirement
         Benefit Costs for the Years Ended December 31:

                                                         1995         1994

Service costs                                          $131,966     $162,107
Interest                                                755,944      775,142
Amortization of unrecognized net (gain) loss            (22,113)      67,820

Total                                                  $865,797   $1,005,069

         As of December 31, 1995 and 1994, the actuarial recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

Accumulated Postretirement Benefit Obligation:

Retirees                                            $ 4,352,614    $3,884,885
Eligible active participants                          4,832,637     4,581,234
Other active                                          1,740,792     1,480,725
Total accumulated postretirement obligation          10,926,043     9,946,844
Unrecognized net loss                                   611,978       117,947
Accrued postretirement benefit liability            $10,314,065    $9,828,897

               The accumulated postretirement benefit obligation was determined using discount rates of 7 1/2% and 8 1/4%; an estimated increase in compensation levels of 4 1/2% and 5% for 1995 and 1994, respectively; and a health care cost rate of approximately 14 1/2%, decreasing in subsequent years until it reaches 6% in the year 2008 and thereafter. The effect of a one percentage point increase in the assumed health care cost trend rates for each future year on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and the accumulated postretirement benefit obligation for health care benefits would be $77,711 and $716,704, respectively.

         21.   Impairment of Long-Lived Assets

                  Ogden adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," in the fourth quarter of 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity, including any goodwill related to these assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In performing this review for recoverability, the Corporation estimated future cash flows expected from the use of such assets and their eventual disposition. If the sum of expected future cash flows (undiscounted) was less than the carrying value of the assets, an impairment loss was recognized. The Statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying value or fair value less the costs to sell.

                      The effect of recognizing SFAS No. 121 resulted in a pretax charge of $45,300,000 and an after-tax charge of $34,700,000, or $.70 per share. This charge included estimated losses on the disposal of noncore businesses, as announced in the fourth quarter of 1995, of $32,800,000 and the write-down of other long-lived assets of $12,500,000. The loss of $32,800,000 on the assets to be disposed of was based on the Corporation's estimate of realizable or liquidation values of the operations and bids received from prospective purchasers. The impairment loss of $12,500,000 on other long-lived assets represents the difference between the carrying amount of the assets and their estimated fair values, which was determined based on operating projections and future discounted cash flows. The remaining carrying value of these assets is not significant. These amounts were charged to cost of goods sold ($4,500,000) and operating expenses ($40,800,000) in the accompanying financial statements.

         22.   Other Charges

                  During 1995, the Corporation recognized unusual charges of $37,500,000, which were reduced by a $13,500,000 gain on the sale of a noncore business in the fourth quarter for a net charge of $24,000,000. The charge of $37,500,000 includes, in the second quarter, $17,100,000 at Ogden Communications, Inc. (OCI), for the write-off of receivables of $10,300,000 and related costs recorded in connection with a telecommunications project at OCI, as well as a loss on the disposal of inventory of $3,900,000 and costs related to the curtailment of operations of $2,900,000; and in the fourth quarter, $8,200,000 for costs, principally severance pay relating to restructuring activities, and $12,200,000 representing the write-down of deferred charges relating to a previously awarded waste-to-energy project that is not expected to be completed; unusual waste-to-energy repair costs; and an adjustment of inventory balances resulting from a physical inventory. The $17,100,000 charge at OCI resulted from a review of the activities of this unit during which the Corporation concluded that contracts and other documentation did not provide a basis for recovering any of the accounts receivable related to the telecommunications project and that the sale of inventory would not recover its full carrying value. In addition, the Corporation decided to discontinue the business of OCI and estimated the costs relating thereto.

                      These amounts were charged to sales allowances ($10,300,000); operating costs ($3,800,000); cost of goods sold ($6,000,000); and selling, administrative, and general expenses ($3,900,000) in the accompanying financial statements. The gain on the sale of the noncore business of $13,500,000 was included as a reduction of operating expenses.

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

                      In addition, 1995 operating expenses include
         $3,500,000 for the settlement of litigation relating to the discontinuance of the fixed-site hazardous waste business. For the year ended December 31, 1993, the $250,000 net loss from both discontinued operations is reported as Operating Costs and Expenses in the Statements of Consolidated Income.

         23.   Income Taxes

         The components of the provision for income taxes
         (expressed in thousands of dollars) were as follows:

                                         1995          1994           1993

Current:
Federal.........................       $6,444       $10,141        $   453
State...........................        5,038        11,616          6,999
Foreign.........................        4,602         2,422          1,476

Total current...................       16,084        24,179          8,928

Deferred:
Federal.........................       17,120        36,520         43,295
State...........................        1,033         1,184          4,303

Total deferred..................       18,153        37,704         47,598

Total provision for income taxes..    $34,237       $61,883        $56,526

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

         The provision for income taxes (expressed in thousands of dollars) varied from the Federal statutory income tax rate due to the following:

                                           1995                1994                1993

                                        Percent             Percent             Percent
                                      of Income           of Income           of Income
                             Amount      Before   Amount     Before   Amount     Before
                             of Tax       Taxes   of Tax      Taxes   of Tax      Taxes

Taxes at statutory rate     $14,184       35.0%  $48,777      35.0%  $43,925      35.0%
Adjustment of deferred
 income tax benefits                                                   4,066       3.2
State income taxes, net of
 Federal tax benefit          3,946        9.7     8,320       6.0     7,346       5.8
Recapture (benefit) of
 investment tax credits                            1,807       1.3    (1,807)     (1.4)
Foreign taxes and non-
 deductible foreign losses    6,694       16.5     1,425       1.0     1,982       1.6
Amortization of goodwill      1,206        3.0     1,030        .7       838        .7
Write-down of goodwill        5,263       13.0
Pooling-related taxes and
 costs                        1,807        4.5
Other net                     1,137        2.8       524        .4       176        .1

Provision for income taxes  $34,237       84.5%  $61,883      44.4%  $56,526      45.0%

       The components of the net deferred income tax liability
       (expressed in thousands of dollars) as of December
       31, 1995 and 1994, were as follows:

                                                      1995            1994

Deferred Tax Assets:
Deferred income.....................              $ 14,387        $ 16,291
Accrued expenses....................                47,125          51,055
Other liabilities...................                13,500          16,779
Investment tax credits..............                28,930          31,064
Alternative minimum tax credits.....                27,521          19,387
Net operating loss carryforwards....               120,298         137,488

Total deferred tax assets...........               251,761         272,064

Deferred Tax Liabilities:
Unbilled accounts receivable........                48,734          47,119
Property, plant, and equipment......               448,334         445,699
Other...............................                33,114          33,860

Total deferred tax liabilities......               530,182         526,678

Net deferred tax liability..........              $278,421        $254,614

         Deferred tax assets and liabilities are presented as follows in the accompanying balance sheets:

                                                    1995            1994

Net deferred tax liability noncurrent...         $310,400        $281,065
Less net deferred tax asset current.....           31,979          26,451

Net deferred tax liability..............         $278,421        $254,614

               At December 31, 1995, for Federal income tax purposes, the Corporation had investment and energy tax credit carryforwards of approximately $28,930,000 and net operating loss carryforwards of approximately $299,170,000, which will expire in 2004 through 2008. Deferred Federal income taxes have been reduced by the tax effect of these amounts.

         24.   Leases

                  Total rental expense amounted to $93,396,000, $77,190,000, and $73,138,000 (net of sublease income of $193,000, $328,000, and
         $2,606,000) for 1995, 1994, and 1993, respectively. Included in rental expense are amounts based on contingent factors (principally sales) in excess of minimum rentals, amounting to $21,676,000, $15,181,000, and $19,836,000 for 1995, 1994, and 1993, respectively.
          Principal leases are for leaseholds, sale and leaseback arrangements on waste-to-energy facilities, trucks and automobiles, airplane, and machinery and equipment. Some of these operating leases have renewal options.

         The following is a schedule (expressed in thousands of dollars), by year, of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995:

         1996...............................     $ 65,007
         1997...............................       62,854
         1998...............................       61,528
         1999...............................       54,042
         2000...............................       44,564
         Later years........................      350,596

         Total..............................     $638,591

              These future minimum rental payment obligations include $108,183,000 of future nonrecourse rental payments that relate to a waste-to-energy facility, which are supported by third-party commitments to provide sufficient service revenues to meet such obligations. Also included are $85,792,000 of nonrecourse rental payments relating to a hydroelectric power generating facility operated by a special-purpose subsidiary, which are supported by contractual power purchase obligations of a third party and which are expected to provide sufficient revenues to make the rent payments. These nonrecourse rental payments (in thousands of dollars) are due as follows:

         1996...............................    $ 18,698
         1997...............................      19,197
         1998...............................      19,492
         1999...............................      20,797
         2000...............................      21,402
         Later years........................      94,389

         Total..............................    $193,975

         25.   Earnings Per Share

                  Earnings per common share were computed by dividing net income, reduced by preferred stock dividend requirements, by the weighted average of the number of shares of common stock and common stock equivalents, where dilutive, outstanding during each year.

                      Earnings per common share, assuming full dilution, were computed on the assumption that all convertible debentures, convertible preferred stock, and stock options converted or exercised during each year or outstanding at the end of each year were converted at the beginning of each year or at the date of issuance or grant, if dilutive. This computation provided for the elimination of related convertible debenture interest and preferred dividends.

         The weighted-average number of shares used in computing earnings per common share was as follows:

                                      1995             1994          1993

Primary...................        49,385,000       43,610,000     43,378,000
Assuming full dilution....        49,691,000       43,939,000     43,776,000

         26.   Commitments and Contingent Liabilities

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

                      During 1994, a subsidiary of the Corporation entered into a 30-year facility management contract pursuant to which it agreed to advance funds to a customer, if necessary, to assist refinancing senior secured debt incurred in connection with construction of the facility. Such refinancing requirements are not expected to exceed $75,000,000 at maturity of the senior secured debt, which is expected to be on or about March 1, 2001. In addition, at December 31, 1995, the Corporation has guaranteed indebtedness of $6,200,000 of an affiliate and principal tenant of this customer. Ogden continues as guarantor of surety bonds and letters of credit totaling approximately $19,200,000 on behalf of International Terminal Operating Co. Inc. (ITO) and has guaranteed borrowings of certain customers amounting to approximately $29,200,000. Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

                      As of December 31, 1995, capital commitments amounted to $53,400,000 for normal replacement, modernization, and growth in Services' ($42,100,000) and Projects' ($11,300,000) operations. In addition, compliance with recently promulgated standards and guidelines under the Clean Air Act Amendments of 1990 may require additional capital expenditures of $30,000,000 during the next four years.

         27.   Information Concerning Business Segments

                  Ogden classifies its business segments as Services and Projects. The Services segment includes principally ground services, fueling, cargo, food catering, and related services to the aviation industry; food and beverage, janitorial, maintenance, and other services related to the management and operations of arenas, stadiums, amphitheaters, and parks; management, maintenance, security, janitorial, and related services to commercial office buildings and industrial and other facilities; and professional technical and environmental consulting services to a wide range of customers. The Projects segment includes all of Ogden's waste-to-energy activities, its independent power business, the operation of two geothermal power stations and related well field activities and a hydroelectric power station, its water and wastewater project business, and its construction activities all of which activities are commonly managed by Projects.

                      The operations of these two segments are performed principally in the United States.

         Revenues and income from continuing operations
         (expressed in thousands of dollars) for the years ended December 31, 1995, 1994, and 1993, were as follows:

                                        1995          1994             1993

Revenues:
Services...................       $1,560,987     $1,379,450      $1,330,104
Projects...................          624,006        725,097         705,756

Total revenues.............       $2,184,993     $2,104,547      $2,035,860

Income from Operations:
Services...................       $  (17,832)    $   50,674      $   60,193
Projects...................           79,382        104,137          80,272

Total income from operations....      61,550        154,811         140,465

Equity in Net Income of Investees
and Joint Ventures:
Services........................       2,443          2,045           3,418
Projects........................       4,423          5,638           3,477

Total...........................      68,416        162,494         147,360

Corporate unallocated income and
  expenses net                       (12,525)       (12,184)        (10,751)
Corporate interest net.......        (15,365)       (10,946)        (11,108)

Consolidated Income from
Continuing Operations
Before Income Taxes and
Minority Interest                 $   40,526     $  139,364      $  125,501

                      In 1995, income from operations of Services and Projects reflects pretax charges of $56,900,000 and $12,400,000, respectively, reflecting the adoption of SFAS No. 121 and other unusual charges (see Notes 21 and 22).

                      Services' revenues include $250,300,000, $248,500,000,
         and $245,100,000 from the United States government contracts for the years ended December 31, 1995, 1994, and 1993, respectively.

                      Total revenues by segment reflect sales to unaffiliated customers. In computing income from operations, none of the following have been added or deducted: unallocated corporate expenses, nonoperating interest expense, interest income, and income taxes.

              A summary (expressed in thousands of dollars) of identifiable assets, depreciation and amortization, and capital additions of continuing operations for the years ended December 31, 1995, 1994, and 1993, is as follows:

                             Identifiable     Depreciation and       Capital
                                   Assets         Amortization     Additions

1995
Services..........             $  903,218           $ 45,344       $ 57,424
Projects..........              2,558,411             63,397         35,391
Corporate.........                191,042                863             11

Consolidated......             $3,652,671           $109,604       $ 92,826

1994
Services..........             $  800,011           $ 39,658       $ 37,207
Projects..........              2,556,655             49,061         82,418
Corporate.........                288,220              1,826             22

Consolidated......             $3,644,886           $ 90,545       $119,647

1993
Services..........             $  719,964           $ 35,973       $ 33,877
Projects..........              2,361,499             47,186         81,852
Corporate.........                259,266              2,484            471

Consolidated......             $3,340,729           $ 85,643       $116,200

         28.   Supplemental Disclosure of Cash Flow Information

(Expressed in thousands of dollars)         1995         1994         1993

Cash Paid for Interest and Income Taxes:
Interest (net of amounts capitalized)     $140,878    $119,188      $114,381
Income taxes                                 9,885       8,298         3,197

Noncash Investing and Financing
Activities:
Conversion of preferred shares for
 common shares                                   4           3             5
Conversion of debentures for common
 shares                                                                1,287
Contract acquisition costs, etc.                                      22,539
Future contract obligations                                          (22,539)
Purchase of Minority Interest:
Common stock issued                                     94,446
Adjustment to net assets for excess
 of purchase price over book value
 of net assets acquired                                 21,589

Detail of Entities Acquired:
Fair value of assets acquired               32,293     158,212       76,875
Liabilities assumed                        (16,819)   (125,808)     (22,651)
Net cash paid for acquisitions              15,474      32,404       54,224

         29.   Fair Value of Financial Instruments

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

                 The estimated fair value (expressed in thousands of dollars) of financial instruments at December 31, 1995 and 1994, is summarized as follows:

                                       1995                    1994
                               Carrying    Estimated   Carrying    Estimated
                                 Amount   Fair Value     Amount   Fair Value

Assets:
Cash and cash equivalents    $   96,782  $   96,782  $  117,359   $  117,359
Marketable securities
 available for sale              30,477      30,477      99,086       99,086
Receivables                     789,397     791,712     743,480      748,807
Restricted funds                313,789     315,987     318,699      317,631
Other assets                      4,957       4,957      12,900       12,900

Liabilities:
Long-term debt                  299,247     322,016     307,876      298,648
Convertible subordinated
 debentures                     148,650     137,608     148,650      119,770
Project debt                  1,606,977   1,694,722   1,639,267    1,661,813
Other liabilities                76,944      79,449      34,906       28,794

Off Balance-Sheet Financial
Instruments:
Unrealized losses on interest
 rate swap agreements                         6,839                    9,355
Unrealized gains on interest
 rate swap agreements                         1,103                    8,716

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

                      Fair values for short-term debt and long-term debt were determined based on interest rates that are currently available to the Corporation for issuance of debt with similar terms and remaining maturities for debt issues that are not traded or quoted on an exchange. With respect to convertible subordinated debentures, fair values are based on quoted market prices. The fair value of project debt is estimated based on quoted market prices for the same or similar issues. Other borrowings and liabilities are valued by discounting the future stream of payments using the incremental borrowing rate of the Corporation. The fair value of the Corporation's interest rate swap agreements is the estimated amount that the Corporation would receive or pay to terminate the swap agreements at the reporting date based on third-party quotations.
         The fair value of Ogden financial guarantees provided on behalf of ITO and customers (see Note 26) would be zero because Ogden receives no fees associated with such commitments.

                      The fair-value estimates presented herein are based on pertinent information available to management as of December 31, 1995 and 1994. Although management is not aware of any factors that would significantly affect the estimated fair-value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

Independent Auditors' Report
Deloitte & Touche llp
Two World Financial Center
New York, NY 10281

The Board of Directors and Shareholders of Ogden Corporation:

      We have audited the accompanying consolidated balance sheets of Ogden Corporation and subsidiaries as of December 31, 1995 and 1994 and the related statements of shareholders' equity, consolidated income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1995 and 1994 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

      As discussed in Note 1 to the financial statements, in 1995 the Corporation adopted Statement of Financial Accounting Standards No. 121 relating to long-lived assets and long-lived assets to be disposed of. In 1994 the Corporation changed its methods of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112 and for certain investments in debt and equity securities to conform with Statement of Financial Accounting Standards No. 115. In 1993, the Corporation changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.

February 5, 1996

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



R. Richard Ablon                             Philip G. Husby
President and                                Senior Vice President,
Chief Executive Officer                      Chief Financial Officer, and
                                             Treasurer

Ogden Corporation and Subsidiaries
Quarterly Results of Operations

1995 Quarter Ended             March 31     June 30     Sept. 30      Dec. 31
(In thousands of dollars,
except per-share amounts)

Total revenues........         $502,408    $537,645     $588,402     $556,538

Gross profit..........          $85,650     $82,406     $106,547      $31,330

Net income............          $12,092     $10,080      $23,828     $(38,556)

Earnings (loss) per
 common share.........            $0.24       $0.21        $0.48       $(0.78)

Earnings (loss) per
 common share
 assuming full dilution            $0.24       $0.21        $0.48       $(0.78)

1994 Quarter Ended             March 31     June 30     Sept. 30      Dec. 31
(In thousands of dollars,
except per-share amounts)

Total revenues..........       $478,424    $526,424     $544,296     $555,403

Gross profit............        $86,381     $95,975      $95,852      $99,779

Income before cumulative
 effect of a change
 in accounting principle        $15,328     $17,640      $18,742      $16,116
Cumulative effect of a change
 in accounting principle         (1,520)

Net income...............       $13,808     $17,640      $18,742      $16,116

Earnings (Loss) Per Common
Share:
Income before cumulative
 effect of a change
 in accounting principle          $0.35       $0.40        $0.43        $0.37
Cumulative effect of a change
 in accounting principle          (0.03)

Total....................         $0.32       $0.40        $0.43        $0.37

Earnings (Loss) Per Common
Share Assuming Full Dilution:
Income before cumulative
 effect of a change
 in accounting principle          $0.34       $0.40        $0.43        $0.37
Cumulative effect of a change
 in accounting principle          (0.03)

Total.....................        $0.31       $0.40        $0.43        $0.37

The cumulative effect of a change in accounting principle reflects the adoption of SFAS No. 112, "Employers' Accounting for Postemployment
Benefits," effective January 1, 1994.

Ogden Corporation and Subsidiaries
Price Range of Stock and Dividend Data

                                             1995                1994
                                        High      Low       High       Low

Common:
First Quarter..........                21 1/2    18 1/2    24 3/8     21 3/4
Second Quarter.........                22 3/8    19 7/8    23 3/8     19 7/8
Third Quarter..........                23 7/8    22        23 1/8     20 1/2
Fourth Quarter.........                24        19 7/8    21 5/8     17 3/4
Preferred:
First Quarter..........               120       113 1/2   137        137
Second Quarter.........                    Not Traded     128 1/2    128 1/2
Third Quarter..........               134 3/8   134 3/8   131 1/2    131 1/2
Fourth Quarter.........               139       133 5/8   122        122

Quarterly common stock dividends of $.3125 per share were paid to shareholders of record for the four quarters of 1995 and 1994, the dividends for the last quarters of 1995 and 1994 being paid in January of the subsequent years. Quarterly dividends of $.8376 were paid for the four quarters of 1995 and 1994 on the $1.875 preferred stock.

Ogden common and $1.875 preferred stocks are listed on the New York Stock Exchange.