Form 10-K, Exhibit 13
period 1997-12-31
OGDEN CORP
filed 1998-03-26
CIK 73902

Ogden Corporation and Subsidiaries
Management's Discussion and Analysis of Consolidated Operations



    The following discussion and analysis should be read in conjunction with the Corporation's Financial Statements and notes thereto.

    During the past two years, Ogden disposed of most of the operations, which were not part of its core business segments--Entertainment, Aviation, and Energy. Ogden elected to change the reporting of its business segments as of January 1, 1997, and restated its prior years' presentation to conform to this revised segment reporting. Two of Ogden's core businesses formerly reported as part of the Services segment--Entertainment and Aviation--have been designated as separate business segments. All other operations formerly in the Services segment, mainly the Facility Management and Technology groups, were transferred to the Other segment except for Facility Management operations at Ogden's waste-to-energy plants and its environmental business, which have been transferred to the Energy segment. Noncore businesses scheduled for disposition are included in the Other segment.

    Operations: Revenues for 1997 were $1,749,725,000, which was 13.9% or $281,400,000 lower than the comparable period of 1996. This was primarily due to a decline of $239,900,000 in the Other segment's revenues, primarily reflecting businesses sold during 1996 and 1997--namely, Facility Services, W.J. Schafer Associates, and Ogden Professional Services (formerly in the Technology group) and certain operations of Atlantic Design Company (ADC), a contract manufacturing business. This reduction in revenues was partially offset by the net gain on such sales as well as the gain on the 1997 sale of the Corporation's 50% equity investment in the Universal Ogden joint venture. The Entertainment segment's revenues increased $34,000,000, chiefly associated with the inclusion of full- year results for Florida Leisure, Inc., which was acquired in 1996, new accounts, and the start-up of the American Wilderness Experience-TM- in the United States as well as operations in Germany and Aruba. The Aviation segment's revenues were $63,500,000 lower, primarily resulting from the 1997 sales of the Miami and Spanish in-flight catering operations and certain ground services operations, which was partially offset by the gain on the sale of such businesses as well as the sale of a 5% interest in the Hong Kong ground services company. The Energy segment's revenues were $12,000,000 lower, primarily due to reduced activity in the consulting and engineering groups and reduced construction activity and the effect of certain favorable legal settlements in 1996. This reduction in revenues was partially offset by increased customer activity at several waste-to-energy facilities and the commencement of operations of the independent power group's Edison Bataan facility and its acquisition of Pacific Energy, Inc., in September 1997.

    Consolidated operating income for 1997 was $137,714,000, which was approximately 16.5% or $19,500,000 higher than 1996. The Entertainment segment's income from operations was $10,300,000 higher, primarily reflecting new accounts and increased customer activity in several domestic sports and amphitheater venues and European operations, partially offset by development costs associated with the American Wilderness Experience-TM- project. The Aviation segment's income from operations increased $19,100,000, chiefly associated with the sales of the Miami and Spanish in-flight catering operations, a 5% interest in the Hong Kong ground services company, and certain ground services operations in 1997 and a charge in 1996 reflecting the decision to close a ground services location, which were partially offset by reduced activity in catering and European customer activity. The Energy segment's income from operations was $4,000,000 higher, primarily reflecting increased income in the independent power group, reflecting the acquisitions of the Edison Bataan facility in August 1996 and Pacific Energy, Inc., in September 1997. These increases were partially offset by reduced income in the waste-to-energy group, chiefly associated with the effect of 1996 favorable legal settlements, which more than offset increased activity at several waste-to-energy facilities. The Other segment's income from operations decreased $16,200,000 due to the net impact of the businesses sold in 1996 and 1997 and the effect of the 1997 provision for the disposition of certain operations of ADC, partially offset by the gain on the sales in 1997 of Facility Services' operations in New York City and the Corporation's 50% equity interest in the Universal Ogden joint venture.

    Selling, general, and administrative expenses for 1997 were $109,148,000, which was approximately 8.4% or $10,000,000 lower than 1996, chiefly associated with the sale of noncore businesses and the benefit of Ogden's restructuring activities. Debt service charges for 1997 were $2,800,000 lower than the comparable period of 1996, primarily due to lower average debt outstanding on various waste-to-energy facilities, partially offset by increased project debt associated with the Edison Bataan facility. The Energy segment has three interest rate swap agreements entered into as hedges against interest rate exposure on three series of adjustable-rate project debt that resulted in additional debt service costs of $300,000 and $700,000 for 1997 and 1996, respectively. The effect of these swap agreements on the weighted-average interest rate of project debt was not significant.

    Interest income for 1997 was $8,300,000 higher than 1996, chiefly associated with interest earned on increased loans to customers and joint ventures and notes receivable received in connection with the sale of various operations, as well as higher cash and cash equivalents. Interest expense was $3,500,000 higher, chiefly associated with borrowings relating to loans to customers, partially offset by lower borrowings on revolving credit lines.

Ogden has two interest rate swap agreements covering notional amounts of $100,000,000 and $4,700,000, respectively. The first swap agreement expires on December 16, 1998, and was entered into in order to convert Ogden's fixed-rate $100,000,000, 9.25% debentures into variable-rate debt. The second swap agreement expires on November 30, 2000, and was entered into in order to convert Ogden's $4,700,000 variable-rate debt to a fixed rate. These agreements resulted in additional interest expense in 1997 and 1996 of $400,000 and $200,000, respectively. The effect of these swap agreements on the weighted-average interest rate was not significant.

    Equity in net income of investees and joint ventures for 1997 was $1,600,000 lower, chiefly associated with the sale of the Corporation's 50% equity interest in the Universal Ogden joint venture in the first quarter of 1997 and lower income in Entertainment's overseas joint ventures, partially offset by increased earnings in Aviation's Macau joint venture as well as in connection with Energy's acquisition of Pacific Energy, Inc., and its joint ventures.

    The effective income tax rate for 1997 was 40.6%, compared with 42.1% in 1996. This decrease of 1.5% was due to a net reduction in the net permanent differences between book and taxable income. Note 22 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

    Revenues for 1996 were $2,031,081,000, which was approximately 7.0% or $153,900,000 lower than the comparable period of 1995. The Other segment's revenues declined $175,800,000, primarily reflecting the sale of Facility Services' operations outside of New York City as of June 30, 1996, and certain Technology businesses sold in late 1995 and 1996 and a decrease in revenues in an air range and pilot training systems company. This decline in revenues was partially offset by increased revenues of ADC and a net gain of $13,200,000 from the disposition of certain businesses in 1996. The Energy segment's revenues declined $45,500,000, reflecting lower construction revenues of $66,500,000, primarily due to the completion of the Montgomery County (Maryland) waste-to-energy facility in August 1995 and reduced construction at the Detroit (Michigan) facility as well as a reduction of $24,200,000 due to the sale of its laboratory business in January 1996. This decline was partially offset by increased waste-to-energy services revenues of $41,300,000 reflecting a full year of commercial operations of the Onondaga County (New York) and Montgomery County facilities, which commenced operations in March and August 1995, respectively; increased activity and efficiency at other facilities; and the effect of certain legal settlements. The Aviation segment's revenues were $23,300,000 lower, chiefly associated with the sale of ground handling service operations at John F. Kennedy International Airport in 1996 and the sale of a Brazilian aviation unit in 1995. The revenue declines in the Other, Energy, and Aviation segments were partially offset by increased revenues of $90,600,000 in the Entertainment segment, primarily reflecting new contracts; increased customer activity, primarily at sports venues; the start-up of operations in Europe and Argentina; and the acquisition of Florida Leisure, Inc., in 1996.

    Consolidated operating income for 1996 was $118,200,000 as compared with $49,400,000 in 1995. Operating income for 1995 was reduced by charges totaling $82,800,000, which reflected the early adoption of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; restructuring initiatives; and other unusual losses and costs. These charges in 1995 were partially offset by a gain of $13,500,000 from the sale of a noncore business in 1995. In addition, 1996 reflects an increase of $23,200,000 in the Entertainment segment's income from operations, primarily due to new contracts, increased customer activity, a reduction of losses in European operations, the start-up of operations in Argentina, and the acquisition of Florida Leisure, Inc., in 1996. The Other segment's income from operations was $5,800,000 lower, chiefly associated with businesses that have been disposed of and reduced margins, higher operating costs, adjustment to inventories and deferred charges at ADC, and lower earnings in overseas operations, partially offset by a net gain of $13,200,000 from the disposition of certain noncore businesses included in the Other segment, namely, the sale of Facility Services' operations outside of New York City and a unit of the Technology group--Ogden Professional Services--and the discontinuance of asbestos abatement operations. The Energy segment's income from operations was $6,700,000 lower, primarily reflecting a decrease of $26,900,000 in construction income reflecting the completion of the Montgomery County facility in August 1995 and reduced activity at the Detroit facility as well as a reduction of $3,500,000 in the independent power group's income, primarily due to increased development costs and a facility shutdown for major boiler repairs, decreased energy rates at one facility, and reduced profitability at several facilities. These decreases were partially offset by an increase of $21,500,000 in waste-to-energy income, chiefly associated with the effect of certain legal settlements in 1995 and 1996 also referred to above and the effect of restructuring costs incurred in 1995. Energy has three interest rate swap agreements entered into as hedges against interest rate exposure on three series of adjustable-rate project debt that resulted in additional debt service of $700,000 in 1996 and lower debt service of $230,000 in 1995. The effect of these swap agreements on the weighted-average interest rate of project debt was not significant.

Interest income for 1996 was relatively comparable with 1995. Interest expense for 1996 was $1,900,000 lower than 1995, chiefly associated with lower borrowings, lower interest rates on variable-rate debt, and a reduction of interest costs on two interest rate swap agreements covering notional amounts of $100,000,000 and $6,300,000, respectively. The first swap agreement expires on December 16, 1998, and was entered into in order to convert Ogden's fixed-rate $100,000,000, 9.25% debentures into variable-rate debt. The second swap agreement expires November 30, 2000, and was entered into in December 1995 in order to convert Ogden's $6,300,000 variable-rate debt to a fixed rate. These agreements resulted in additional interest expense of $200,000 in 1996 and $600,000 in 1995. The effect of these swap agreements on the weighted-average interest rate was not significant.

    Equity in net income of investees and joint ventures for 1996 was $3,300,000 lower, primarily reflecting reduced earnings in the independent power group's joint ventures due to reduced energy prices.

    The effective income tax rate for 1996 was 42.1%, compared with 84.5% in 1995. This decrease of 42.4% was primarily due to the effect of adopting SFAS No. 121 in 1995, which included the write-down of goodwill for which the Corporation did not receive tax benefits, as well as higher foreign tax rates and certain nondeductible foreign losses in 1995, which did not recur in 1996. Note 22 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

    Capital Investments and Commitments: During 1997, capital investments amounted to $116,201,000 of which $28,500,000, inclusive of restricted funds transferred from funds held in trust, was for Energy facilities and $87,701,000 was for normal replacement and growth in Entertainment ($52,523,000), Aviation ($19,008,000), Energy ($11,467,000), and Corporate
and Other ($4,703,000) operations.

    At December 31, 1997, future capital commitments amounted to $158,700,000, which included $86,100,000 for normal replacement, modernization, and growth in Entertainment ($45,200,000); Aviation ($23,200,000); Energy ($16,800,000); and Corporate and Other ($900,000)
operations. Also included was $61,200,000 for Energy's coal-fired power project in the Philippines reflecting $41,800,000 for the remaining mandatory equity contributions, $5,700,000 for contingent equity contributions, and $13,700,000 for a standby letter of credit in support of debt service reserve requirements. Funding for the remaining mandatory equity contribution is being provided through a bank credit facility, which must be repaid in December 2001. The Corporation also has a $11,400,000 contingent equity contribution in an entertainment venture. In addition, compliance with standards and guidelines under the Clean Air Act Amendments of 1990 will require further Energy capital expenditures currently estimated at $40,000,000 by December 2000, subject to final time schedules determined by the individual states in which the Corporation's waste-to-energy facilities are located.

    Ogden and certain of its subsidiaries have issued or are party to performance bonds and guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain waste-to-energy, entertainment, and other facilities. In the normal course of business, they are involved in legal proceedings in which damages and other remedies are sought. In connection with certain contractual arrangements, Ogden has agreed to provide two vendors with specified amounts of business over a three-and-a-half-year period. If these amounts are not provided, the Corporation may be liable for prorated damages of approximately $5,700,000. Management does not expect that these contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on Ogden's Consolidated Financial Statements.

    During 1994, a subsidiary of Ogden entered into a 30-year facility management contract, pursuant to which it agreed to advance funds to a customer, and if necessary, to assist the customer's refinancing of senior secured debt incurred in connection with the construction of the facility. During 1997, Ogden purchased the customer's senior secured debt in the amount of $95,000,000 using borrowed funds, which senior secured debt was subsequently sold and the borrowed funds repaid. Ogden is obligated to repurchase such senior secured debt in the amount of $97,679,000 on December 30, 2002, if such debt is not refinanced prior to that time. Ogden's repurchase obligation is collateralized by bank letters of credit. Ogden is also required to repurchase the outstanding amount of certain subordinated secured debt issued by such customer on December 30, 2002. The amount outstanding at December 31, 1997, was $46,562,000. In February 1998, this amount was increased to $51,624,000. During 1997, this customer purchased certain subordinated secured debt and repaid other amounts owed to Ogden in an aggregate amount of $38,900,000. In February 1998, this customer repaid an additional $7,343,000 owed to Ogden. In addition, at December 31, 1997, the Corporation had guaranteed indebtedness of $20,683,000 of an affiliate and principal tenant of this customer, which indebtedness is due in September 1998. Ogden has also guaranteed borrowings of another customer amounting to approximately $14,400,000 as well as $15,500,000 of borrowings of joint ventures in which Ogden has an equity interest. Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The adoption of these Statements, which concern disclosure standards only, will have no impact on Ogden's consolidated results of operations, financial position, or cash flows. The Corporation adopted American Institute of Certified Public Accountants Statement of Position No. 96-1, "Environmental Remediation Liabilities," at December 31, 1996. Management has concluded that it does not have any liability or disclosure requirements as a result of adopting this Statement of Position.

    Liquidity/Cash Flow: Net cash provided by operating activities in 1997 was $66,400,000 higher than 1996, primarily due to the sales of businesses in 1996 and 1997 and the collection of receivables reflecting the settlement of certain matters in dispute. Net cash used in investing activities increased $101,800,000. The principal changes were a net increase of $46,200,000 in acquisitions reflecting the purchase of Pacific Energy, Inc., Enchanted Castle, and a 60% interest in four cogeneration plants in China; an increase of $52,000,000 in capital expenditures primarily in the Entertainment segment, reflecting investments in the American Wilderness Experience-TM-project and expansion projects at several other facilities, and at Aviation's cargo facility in the Czech Republic; lower proceeds of $29,800,000 received from the sale of businesses; and a decrease in other receivables of $40,500,000, primarily due to the collection of notes receivable from a customer. Net cash used in financing activities decreased $37,500,000, primarily due to an increase in net borrowings of $40,000,000. This decrease was partially offset by lower use of restricted funds held in trust of $3,000,000.

    Exclusive of changes in Energy facility construction activities and the contracts discussed herein, the Corporation's other types of contracts are not expected to have a material effect on liquidity. Debt service associated with project debt, which is an explicit component of a client community's obligation under its service agreement, is paid as it is billed and collected. Cash required for investing and financing activities is expected to be satisfied from operating activities; available funds, including short-term investments; proceeds from the sale of noncore businesses; proceeds from the sale of debt or equity securities; and the Corporation's unused credit facilities to the extent needed.

    At December 31, 1997, the Corporation had $185,671,000 in cash and cash equivalents and unused revolving credit lines of $217,000,000.

    In January 1998, Ogden's Board of Directors reauthorized the purchase of shares of the Corporation's common stock in an amount up to $100,000,000. Fifty thousand (50,000) shares of common stock were purchased in February 1998 for $1,372,000. In addition, in January 1998, a joint venture in which the Corporation has a 28% interest was awarded a 30-year concession contract to develop, improve, and operate 33 airports in Argentina. Ogden has a commitment of $28,000,000 for its equity contribution in this joint venture.

    In 1996, the Corporation started a program to upgrade its principal computer hardware and software systems. Completion of this project, scheduled for 1998, will result in the related systems being able to process information after the turn of the century. In connection with the Year 2000 problem, the Corporation is presently assessing the impact of this problem on its business, including its facility systems, its operational systems, and its overseas operations. Certain noncompliant systems are in the process of being replaced or upgraded with packaged software that is Year 2000 compliant. The Corporation intends to request third parties with whom it does business to ascertain whether they will be Year 2000 compliant. The Corporation may be adversely impacted if such third parties do not adequately address this issue. Both internal and external resources may be used in addressing Year 2000 issues. Based on information obtained to date, costs of addressing potential Year 2000 problems are not expected to have a material adverse impact on Ogden's financial position, results of operations, or cash flows.

    Any statements in this communication, which may be considered to be "forward looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995, are subject to certain risks and uncertainties. The factors that could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified from time to time in the Corporation's public filings with the Securities and Exchange Commission and more generally, general economic conditions, including changes in interest rates and the performance of the financial markets; changes in domestic and foreign laws, regulations, and taxes; changes in competition and pricing environments; and regional or general changes in asset valuations.

OGDEN CORPORATION AND SUBSIDIARIES
SELECTED FINANCIAL DATA

                                                                       DECEMBER 31,
                                             --------------------------------------------------------------------
                                                 1997          1996          1995          1994          1993
                                             ------------  ------------  ------------  ------------  ------------
(In thousands of dollars, except per-share
  amounts)
Total Revenues.............................  $  1,749,725  $  2,031,081  $  2,184,993  $  2,104,547  $  2,035,860
                                             ------------  ------------  ------------  ------------  ------------
Income before cumulative effect of changes
  in accounting principles.................        75,673        64,534         7,444        67,826        62,130
Cumulative effect of changes in accounting
  principles...............................                                                  (1,520)       (5,340)
                                             ------------  ------------  ------------  ------------  ------------
Net income.................................        75,673        64,534         7,444        66,306        56,790
                                             ------------  ------------  ------------  ------------  ------------
Basic Earnings Per Share:
Income before cumulative effect of changes
  in accounting principles.................          1.51          1.30          0.15          1.55          1.43
Cumulative effect of changes in accounting
  principles...............................                                                   (0.03)        (0.12)
                                             ------------  ------------  ------------  ------------  ------------
Total......................................          1.51          1.30          0.15          1.52          1.31
                                             ------------  ------------  ------------  ------------  ------------
Diluted Earnings Per Share:
Income before cumulative effect of changes
  in accounting principles.................          1.49          1.28          0.15          1.51          1.39
Cumulative effect of changes in accounting
  principles...............................                                                   (0.03)        (0.11)
                                             ------------  ------------  ------------  ------------  ------------
Total......................................          1.49          1.28          0.15          1.48          1.28
                                             ------------  ------------  ------------  ------------  ------------
Total Assets...............................     3,639,295     3,597,532     3,652,671     3,644,886     3,340,729
                                             ------------  ------------  ------------  ------------  ------------
Long-Term Obligations......................     1,927,330     1,958,717     2,044,186     2,047,031     1,946,547
                                             ------------  ------------  ------------  ------------  ------------
Shareholders' Equity.......................       566,091       550,925       546,978       596,818       486,267
                                             ------------  ------------  ------------  ------------  ------------
Shareholders' Equity Per Common Share......         11.24         11.06         11.04         12.21         11.15
                                             ------------  ------------  ------------  ------------  ------------
Cash Dividends Declared Per
Common Share...............................          1.25          1.25          1.25          1.25          1.25
                                             ------------  ------------  ------------  ------------  ------------

Net income in 1995 reflects a net after-tax charge of $48.9 million, or $.98 per share, diluted (see Notes 20 and 21 to the Consolidated Financial Statements).

Net income in 1993 was reduced by $.08 per share, diluted, reflecting the retroactive effect of the increased Federal income tax rate that was enacted in August 1993 on the previous years' deferred income tax balances.

OGDEN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME

                                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                             ----------------------------------------------------
                                                                    1997              1996              1995
                                                             ----------------  ----------------  ----------------
Service revenues...........................................  $  1,133,108,000  $  1,392,686,000  $  1,563,748,000
Net sales..................................................       582,134,000       621,830,000       551,345,000
Construction revenues......................................                           3,402,000        69,900,000
Net gain on sale of businesses.............................        34,483,000        13,163,000
                                                             ----------------  ----------------  ----------------
Total revenues.............................................     1,749,725,000     2,031,081,000     2,184,993,000
                                                             ----------------  ----------------  ----------------
Operating costs and expenses...............................       855,959,000     1,089,265,000     1,318,847,000
Costs of goods sold........................................       539,640,000       592,223,000       518,457,000
Construction costs.........................................                           2,196,000        41,756,000
Selling, administrative, and general expenses..............       109,148,000       119,147,000       144,714,000
Debt service charges.......................................       107,264,000       110,055,000       111,850,000
                                                             ----------------  ----------------  ----------------
Total costs and expenses...................................     1,612,011,000     1,912,886,000     2,135,624,000
                                                             ----------------  ----------------  ----------------
Consolidated operating income..............................       137,714,000       118,195,000        49,369,000
Equity in net income of investees and joint ventures.......         2,036,000         3,604,000         6,866,000
Interest income............................................        23,476,000        15,142,000        15,126,000
Interest expense...........................................       (32,077,000)      (28,572,000)      (30,491,000)
Other income (deductions)-net..............................          (371,000)        1,272,000          (344,000)
                                                             ----------------  ----------------  ----------------
Income before income taxes and minority interests..........       130,778,000       109,641,000        40,526,000
Income taxes...............................................       (53,100,000)      (46,161,000)      (34,237,000)
Minority interests.........................................        (2,005,000)        1,054,000         1,155,000
                                                             ----------------  ----------------  ----------------
Net income.................................................  $     75,673,000  $     64,534,000  $      7,444,000
                                                             ----------------  ----------------  ----------------
                                                             ----------------  ----------------  ----------------

Basic Earnings Per Share...................................  $           1.51  $           1.30  $           0.15
                                                             ----------------  ----------------  ----------------
                                                             ----------------  ----------------  ----------------

Diluted Earnings Per Share.................................  $           1.49  $           1.28  $           0.15
                                                             ----------------  ----------------  ----------------
                                                             ----------------  ----------------  ----------------

                 See Notes to Consolidated Financial Statements

OGDEN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                           DECEMBER 31,
                                                                               ----------------------------------
ASSETS                                                                                1997              1996
------                                                                         ----------------  ----------------
Current Assets:
Cash and cash equivalents....................................................  $    185,671,000  $    140,824,000
Restricted funds held in trust...............................................       103,882,000       101,326,000
Receivables (less allowances: 1997, $20,207,000 and 1996, $38,275,000).......       393,185,000       503,424,000
Inventories..................................................................        34,235,000        56,566,000
Deferred income taxes........................................................        56,690,000        31,434,000
Other........................................................................        58,408,000        52,598,000
                                                                               ----------------  ----------------
Total current assets.........................................................       832,071,000       886,172,000
Property, plant, and equipment-net...........................................     1,947,547,000     1,851,304,000
Restricted funds held in trust...............................................       206,013,000       209,485,000
Unbilled service and other receivables (less allowances: 1997, $3,000,000 and
  1996, $6,000,000)..........................................................       174,962,000       218,422,000
Unamortized contract acquisition costs.......................................       136,462,000       138,777,000
Goodwill and other intangible assets.........................................        79,889,000        81,555,000
Other assets.................................................................       262,351,000       211,817,000
                                                                               ----------------  ----------------
Total Assets.................................................................  $  3,639,295,000  $  3,597,532,000
                                                                               ----------------  ----------------
                                                                               ----------------  ----------------
Liabilities and Shareholders' Equity
------------------------------------
Liabilities:
Current Liabilities:
Current portion of long-term debt............................................  $     19,696,000  $      3,560,000
Current portion of project debt..............................................        68,052,000        60,966,000
Dividends payable............................................................        15,721,000        15,547,000
Accounts payable.............................................................       109,719,000       104,978,000
Federal and foreign income taxes payable.....................................         1,913,000         7,648,000
Accrued expenses, etc........................................................       267,874,000       302,597,000
Deferred income..............................................................        42,962,000        46,228,000
                                                                               ----------------  ----------------
Total current liabilities....................................................       525,937,000       541,524,000
Long-term debt...............................................................       354,032,000       309,377,000
Project debt.................................................................     1,424,648,000     1,500,690,000
Deferred income taxes........................................................       383,341,000       325,925,000
Other liabilities............................................................       208,179,000       212,538,000
Minority interests...........................................................        28,417,000         7,903,000
Convertible subordinated debentures..........................................       148,650,000       148,650,000
                                                                               ----------------  ----------------
Total Liabilities............................................................     3,073,204,000     3,046,607,000
                                                                               ----------------  ----------------
Shareholders' Equity:
Serial cumulative convertible preferred stock, par value $1.00 per share;
  authorized, 4,000,000 shares; shares outstanding: 44,346 in 1997 and 47,689
  in 1996, net of treasury shares of 29,820 in 1997 and 1996.................            45,000            48,000
Common stock, par value $.50 per share; authorized, 80,000,000 shares; shares outstanding: 50,295,123 in 1997 and 49,744,527 in 1996, net of treasury
  shares of 3,135,123 in 1997 and 3,606,123 in 1996..........................        25,147,000        24,872,000
Capital surplus..............................................................       212,383,000       202,162,000
Earned surplus...............................................................       343,237,000       330,302,000
Cumulative translation adjustment-net........................................       (13,862,000)       (5,768,000)
Pension liability adjustment.................................................          (324,000)         (565,000)
Net unrealized loss on securities available for sale.........................          (535,000)         (126,000)
                                                                               ----------------  ----------------
Total Shareholders' Equity...................................................       566,091,000       550,925,000
                                                                               ----------------  ----------------
Total Liabilities and Shareholders' Equity...................................  $  3,639,295,000  $  3,597,532,000
                                                                               ----------------  ----------------
                                                                               ----------------  ----------------

                 See Notes to Consolidated Financial Statements

OGDEN CORPORATION AND SUBSIDIARIES
STATEMENTS OF SHAREHOLDERS' EQUITY

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------------
                                             1997                           1996                         1995
                                ------------------------------  ----------------------------  --------------------------
                                    SHARES         AMOUNTS          SHARES        AMOUNTS        SHARES       AMOUNTS
                                --------------  --------------  --------------  ------------  ------------  ------------
Serial Cumulative Convertible
  Preferred Stock, Par Value
  $1.00 Per Share; Authorized,
  4,000,000 Shares:
Balance at beginning of
  year........................          77,509  $       78,000          79,289  $     80,000        83,323  $     84,000
Shares converted into common
  stock.......................          (3,343)         (3,000)         (1,780)       (2,000)       (4,034)       (4,000)
                                --------------  --------------  --------------  ------------  ------------  ------------
Total.........................          74,166          75,000          77,509        78,000        79,289        80,000
Treasury shares...............         (29,820)        (30,000)        (29,820)      (30,000)      (29,820)      (30,000)
                                --------------  --------------  --------------  ------------  ------------  ------------
Balance at end of year
  (aggregate involuntary
  liquidation value-1997,
  $894,000)...................          44,346          45,000          47,689        48,000        49,469        50,000
                                --------------  --------------  --------------  ------------  ------------  ------------
Common Stock, Par Value $.50
  Per Share; Authorized,
  80,000,000 Shares:
Balance at beginning of
  year........................      53,350,650      26,675,000      53,202,904    26,602,000    52,641,215    26,320,000
Exercise of stock options,
  less common stock
  utilized....................          59,640          30,000         137,134        68,000        10,735         6,000
Shares used for pooling of
  interests...................                                                                     526,869       264,000
Conversion of preferred
  shares......................          19,956          10,000          10,612         5,000        24,085        12,000
                                --------------  --------------  --------------  ------------  ------------  ------------
Total.........................      53,430,246      26,715,000      53,350,650    26,675,000    53,202,904    26,602,000
                                --------------  --------------  --------------  ------------  ------------  ------------
Treasury shares at beginning
  of year.....................       3,606,123       1,803,000       3,735,123     1,868,000     3,864,123     1,932,000
Exercise of stock options.....        (471,000)       (235,000)       (129,000)      (65,000)     (129,000)      (64,000)
                                --------------  --------------  --------------  ------------  ------------  ------------
Treasury shares at end of
  year........................       3,135,123       1,568,000       3,606,123     1,803,000     3,735,123     1,868,000
                                --------------  --------------  --------------  ------------  ------------  ------------
Balance at end of year........      50,295,123      25,147,000      49,744,527    24,872,000    49,467,781    24,734,000
                                --------------  --------------  --------------  ------------  ------------  ------------
Capital Surplus:
Balance at beginning of
  year........................                     202,162,000                   197,921,000                 194,496,000
Exercise of stock options,
  less common stock
  utilized....................                      10,228,000                     4,244,000                   2,620,000
Arising from pooling of
  interests...................                                                                                   813,000
Conversion of preferred
  shares......................                          (7,000)                       (3,000)                     (8,000)
                                                --------------                  ------------                ------------
Balance at end of year........                     212,383,000                   202,162,000                 197,921,000
                                                --------------                  ------------                ------------
Earned Surplus:
Balance at beginning of
  year........................                     330,302,000                   328,047,000                 381,864,000
Net income....................                      75,673,000                    64,534,000                   7,444,000
                                                --------------                  ------------                ------------
Total.........................                     405,975,000                   392,581,000                 389,308,000
                                                --------------                  ------------                ------------
Preferred dividends-per share
  1997, 1996, and 1995,
  $3.35.......................                         152,000                       161,000                     171,000
Common dividends-per share
  1997, 1996, and 1995,
  $1.25.......................                      62,586,000                    62,118,000                  61,090,000
                                                --------------                  ------------                ------------
Total dividends...............                      62,738,000                    62,279,000                  61,261,000
                                                --------------                  ------------                ------------
Balance at end of year........                     343,237,000                   330,302,000                 328,047,000
                                                --------------                  ------------                ------------
Cumulative Translation
  Adjustment-Net..............                     (13,862,000)                   (5,768,000)                 (2,657,000)
                                                --------------                  ------------                ------------
Pension Liability
  Adjustment..................                        (324,000)                     (565,000)                   (760,000)
                                                --------------                  ------------                ------------
Net Unrealized Loss on
  Securities Available For
  Sale........................                        (535,000)                     (126,000)                   (357,000)
                                                --------------                  ------------                ------------
Total Shareholders' Equity....                  $  566,091,000                  $550,925,000                $546,978,000
                                                --------------                  ------------                ------------
                                                --------------                  ------------                ------------

                 See Notes to Consolidated Financial Statements

                       OGDEN CORPORATION AND SUBSIDIARIES
                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                           1997          1996          1995
                                                                                       ------------  ------------  ------------
Cash Flows From Operating Activities:
Net income...........................................................................  $ 75,673,000  $ 64,534,000  $  7,444,000
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and amortization........................................................   104,377,000   115,263,000   109,604,000
Deferred income taxes................................................................    24,975,000    20,027,000    18,153,000
Long-lived asset write-downs.........................................................                                45,260,000
Other................................................................................   (26,015,000)  (20,663,000)   11,986,000
Management of Operating Assets and Liabilities:
Decrease (Increase) in Assets:
Accounts receivable..................................................................   111,326,000    54,633,000   (43,852,000)
Inventories..........................................................................    18,916,000   (27,392,000)  (11,825,000)
Other assets.........................................................................    (5,313,000)  (25,231,000)  (56,410,000)
Increase (Decrease) in Liabilities:
Accounts payable.....................................................................     7,892,000    (1,608,000)    8,472,000
Accrued expenses.....................................................................   (46,582,000)   (1,689,000)    1,920,000
Deferred income......................................................................    (3,393,000)   10,233,000     3,861,000
Other liabilities....................................................................   (19,306,000)  (11,927,000)  (22,369,000)
                                                                                       ------------  ------------  ------------
Net cash provided by operating activities............................................   242,550,000   176,180,000    72,244,000
                                                                                       ------------  ------------  ------------

Cash Flows From Investing Activities:
Entities purchased, net of cash acquired.............................................   (63,212,000)  (16,968,000)  (15,474,000)
Proceeds from sale of marketable securities available for sale.......................    13,970,000    13,158,000    71,364,000
Proceeds from sale of businesses.....................................................    61,164,000    90,946,000    18,000,000
Proceeds from sale of property, plant, and equipment.................................     4,865,000     6,803,000     5,402,000
Investments in Energy facilities.....................................................   (28,459,000)  (14,303,000)  (26,827,000)
Other capital expenditures...........................................................   (87,742,000)  (49,888,000)  (65,999,000)
Decrease (increase) in other receivables.............................................    51,046,000    10,553,000    (2,809,000)
Investments in marketable securities available for sale..............................   (13,970,000)
Distributions from investees and joint ventures......................................    49,605,000
Increases in investments in and advances to investees and joint ventures.............   (68,748,000)  (19,985,000)  (27,983,000)
                                                                                       ------------  ------------  ------------

Net cash provided by (used in) investing activities..................................   (81,481,000)  (20,316,000)  (44,326,000)
                                                                                       ------------  ------------  ------------
Cash Flows From Financing Activities:
Borrowings for Energy facilities.....................................................    57,358,000   124,272,000    96,822,000
Other new debt.......................................................................   102,266,000     6,552,000    40,948,000
Payment of debt......................................................................  (217,970,000) (229,206,000) (139,205,000)
Dividends paid.......................................................................   (62,564,000)  (62,026,000)  (59,604,000)
Decrease in funds held in trust......................................................       928,000     3,903,000     9,514,000
Proceeds from exercise of stock options..............................................    10,493,000     4,377,000     2,691,000
Other................................................................................    (5,447,000)     (289,000)      630,000
                                                                                       ------------  ------------  ------------
Net cash used in financing activities................................................  (114,936,000) (152,417,000)  (48,204,000)
                                                                                       ------------  ------------  ------------
Effect of foreign currency exchange rate changes on cash and cash equivalents........    (1,286,000)      (37,000)     (291,000)
                                                                                       ------------  ------------  ------------
Net Increase (Decrease) in Cash and Cash Equivalents.................................    44,847,000    44,042,000   (20,577,000)
Cash and Cash Equivalents at Beginning of Year.......................................   140,824,000    96,782,000   117,359,000
                                                                                       ------------  ------------  ------------
Cash and Cash Equivalents at End of Year.............................................  $185,671,000  $140,824,000  $ 96,782,000
                                                                                       ------------  ------------  ------------
                                                                                       ------------  ------------  ------------

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

    In 1997, in transactions accounted for as purchases, Ogden acquired the shares of Pacific Energy, Inc., and Enchanted Castle as well as a 60% interest in four cogeneration plants in China for a total cost of $124,217,000. The operations of these companies have been included in the accompanying financial statements from dates of acquisition. If Ogden had acquired these companies at January 1, 1996, consolidated revenues, net income, and diluted earnings per share would have been $1,796,779,000, $84,169,000, and $1.64 for 1997 and
$2,079,398,000, $73,187,000, and $1.45 for 1996.

    In December 1996, in transactions accounted for as purchases, Ogden acquired the shares of Florida Leisure, Inc., and Edison (Bataan) Cogeneration Corporation for a total cost of $16,968,000. The operations of these companies have been included in the accompanying financial statements from dates of acquisition. If Ogden had acquired these companies at January 1, 1995, consolidated revenues, net income, and diluted earnings per share would have been $2,033,000,000, $60,565,000, and $1.20 for 1996 and $2,210,000,000,
$2,687,000, and $.05 for 1995.

    In December 1995, Ogden issued 526,869 shares of common stock in exchange for all of the outstanding shares of Firehole Entertainment Corp. (Firehole). This transaction was accounted for as a pooling of interests. The accompanying financial statements for 1995 have not been restated to include the accounts of Firehole, since the amounts did not have a significant effect on prior period reported results or balances.

    In addition, in other transactions accounted for as purchases in 1995, Ogden acquired the shares of Applied Data Technology, Inc., an air range and pilot training systems company, and four airline catering kitchens in the Canary and Balearic Islands for a total cost of $15,474,000. The operations of these companies have been included in the accompanying financial statements from dates of acquisition. If Ogden had acquired these companies at January 1, 1995, total revenues, net income, and diluted earnings per share would have been $2,185,000,000, $7,346,000, and $.14 for 1995. Ogden also acquired a 50%
interest in Metropolitan Entertainment Company, Inc.; a 50% interest in IFC, an Australian entertainment company; as well as a 50% interest in SFTA, a Turkish airport handling company.

    In connection with Ogden's restructuring plan, the Facility Services group's operations in New York City were sold in July 1997; the Charlotte, North Carolina, operations of Atlantic Design, a contract manufacturing company, were sold in September 1997; and the Binghamton, New York, and Cork, Ireland, operations of Atlantic Design were sold in January 1998. The environmental business of Ogden Environmental and Energy Services (OEES) was transferred to the Energy segment, formerly Projects, as of January 1, 1996. In the first quarter of 1996, the laboratory business of OEES and W.J. Schafer Associates, a unit of Ogden Technology Services, were sold. The Ogden Professional Services business, another unit of Ogden Technology Services, was sold in April 1996. In June 1996, the Facility Services group's operations outside of New York City were sold, and the asbestos abatement operations were discontinued.

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

    Marketable Securities: Marketable securities are classified as available for sale and recorded at current market value. Net unrealized gains and losses on marketable securities available for sale are credited or charged to Shareholders' Equity (see Note 2).

    Contracts and Revenue Recognition: Service revenues primarily include only the fees for cost-plus contracts and other types of contracts. Both the service revenues and operating expenses exclude reimbursed expenditures of $283,900,000, $357,698,000, and $450,696,000 for the years ended December 31, 1997, 1996, and
1995, respectively. Subsidiaries engaged in governmental contracting recognize revenues from cost-plus-fixed-fee contracts on the basis of direct costs incurred plus indirect expenses and the allocable portion of the fixed fee. Revenues under time and material contracts are recorded at the contracted rates as the labor hours and other direct costs are incurred. Revenues under fixed-price contracts are recognized on the basis of the estimated percentage of completion of services rendered. Service revenues also include the fees earned under contracts to operate and maintain the waste-to-energy facilities and to service the facilities' debt, with additional fees earned based on excess tonnage processed and energy generation. Long-term unbilled service receivables related to waste-to-energy operations are discounted in recognizing the present value for services performed currently. Such unbilled receivables amounted to $130,388,000 and $123,420,000 at December 31, 1997 and 1996, respectively.
Subsidiaries engaged in long-term construction contracting record income on the percentage-of-completion method of accounting and recognize income as the work progresses. Anticipated losses on contracts are recognized as soon as they become known.

    Inventories: Inventories, consisting primarily of raw materials and finished goods, are recorded principally at the lower of first-in, first-out cost or market.

    Property, Plant, and Equipment: Property, plant, and equipment is stated at cost. For financial reporting purposes, depreciation is provided by the straight-line method over the estimated useful lives of the assets, which range generally from three years for computer equipment to 50 years for waste-to-energy facilities. Accelerated depreciation is generally used for Federal income tax purposes. Leasehold improvements are amortized by the straight-line method over the terms of the leases or the estimated useful lives of the improvements as appropriate. Landfills are amortized based on the quantities deposited into each landfill compared to the total estimated capacity of such landfill. Property, plant, and equipment is periodically reviewed to determine recoverability by comparing the carrying value to expected future cash flows.

    Contract Acquisition Costs: Costs associated with the acquisition of specific contracts are amortized over their respective contract terms.

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

    Interest Rate Swap Agreements: Amounts received or paid relating to swap agreements during the year are credited or charged to interest expense or debt service charges, as appropriate.

    Goodwill: Goodwill acquired subsequent to 1970 is being amortized by the straight-line method over periods ranging from 15 to 40 years. Goodwill acquired prior to 1970 is not being amortized.

    Retirement Plans: The Corporation and certain subsidiaries have several retirement plans covering substantially all of their employees. Certain subsidiaries also contribute to multiemployer plans for unionized hourly employees that cover, among other benefits, pensions and postemployment health care.

    Income Taxes: Ogden files a consolidated Federal income tax return, which includes all eligible United States subsidiary companies. Foreign subsidiaries are taxed according to regulations existing in the countries in which they do business. Provision has not been made for United States income taxes on distributions, which may be received from foreign subsidiaries, which are considered to be permanently invested overseas. Investment credits are accounted for by the "flow-through" method, and provisions for income taxes have been reduced by the amount of investment credits earned.

    Long-Lived Assets: Ogden adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in the fourth quarter of 1995. The effect of adopting SFAS No. 121 resulted in an after-tax charge of $34,700,000 in 1995 (see Note 20). When indications of impairment are present, Ogden evaluates the carrying value of its long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Long-lived assets to be disposed of, if any, are evaluated in relation to the net realizable value.

    Earnings per Share: Ogden adopted SFAS No. 128, "Earnings per Share," in the fourth quarter of 1997. The Statement establishes standards for computing basic earnings per share, which is represented by net income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or stock options were exercised or converted into common stock during the period, if dilutive (see Note 24). Earnings per share amounts for prior years have been restated to reflect this revised standard.

    Reclassification: The accompanying financial statements have been reclassified to conform with the 1997 presentation.

2. INVESTMENTS IN MARKETABLE SECURITIES AVAILABLE FOR SALE

    At December 31, 1997 and 1996, marketable equity and debt securities held for noncurrent uses, such as nonqualified pension liabilities and a deferred compensation plan, are classified as long-term assets (see Note 6). Net unrealized losses on marketable equity and debt securities held for noncurrent uses are charged to Shareholders' Equity.

    Marketable securities at December 31, 1997 and 1996 (expressed in thousands of dollars), include the following:

                                                                                                 1997                  1996
                                                                                         --------------------  --------------------
                                                                                          MARKET                MARKET
                                                                                           VALUE      COST       VALUE      COST
                                                                                         ---------  ---------  ---------  ---------
Classified as Noncurrent Assets:
Mutual and bond funds..................................................................  $  25,543  $  26,495  $  21,159  $  21,410
                                                                                         ---------  ---------  ---------  ---------
Total..................................................................................  $  25,543  $  26,495  $  21,159  $  21,410
                                                                                         ---------  ---------  ---------  ---------
                                                                                         ---------  ---------  ---------  ---------

    Unrealized holding losses at December 31, 1997 and 1996, amounted to $952,000 and $251,000, respectively. Deferred tax benefits on these losses amounted to $417,000 and $125,000, respectively, resulting in net charges of $535,000 and $126,000, respectively, to Shareholders' Equity.

    Proceeds and realized gains and losses from the sales of securities classified as available for sale for the years ended December 31, 1997, 1996, and 1995, were $13,970,000, $3,444,000, and zero; $13,158,000, $1,455,000, and
$304,000; and $71,364,000, $235,000, and $1,749,000, respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

3. UNBILLED SERVICE AND OTHER RECEIVABLES

    Unbilled service and other receivables (expressed in thousands of dollars) consisted of the following:

                                                                                                               1997       1996
                                                                                                             ---------  ---------
Unbilled service receivables...............................................................................  $ 130,388  $ 123,420
Notes receivable...........................................................................................     44,574     95,002
                                                                                                             ---------  ---------
Total......................................................................................................  $ 174,962  $ 218,422
                                                                                                             ---------  ---------
                                                                                                             ---------  ---------

    Long-term unbilled service receivables are for services, which have been performed for municipalities, that are due by contract at a later date and are discounted in recognizing the present value of such services. Current unbilled service receivables, which are included in Receivables, amounted to $41,357,000 and $35,747,000 at December 31, 1997 and 1996, respectively. Long-term notes receivable primarily represent loans made to the owners of entertainment and sports facilities and notes received relating to the sale of noncore businesses.

4. RESTRICTED FUNDS HELD IN TRUST

    Funds held by trustees include proceeds received from financing the construction of waste-to-energy facilities; debt service reserves for payment of principal and interest on project debt; lease reserves for lease payments under operating leases; capitalized interest for payment of interest during the construction period; and deposits of revenues received. Such funds are invested principally in United States Treasury bills and notes and United States government agencies securities.

    Fund balances (expressed in thousands of dollars) were as follows:

                                                                                           1997                    1996
                                                                                  ----------------------  ----------------------
                                                                                   CURRENT   NONCURRENT    CURRENT   NONCURRENT
                                                                                  ---------  -----------  ---------  -----------
Construction funds..............................................................  $   3,201               $   2,888
Debt service funds..............................................................     43,423   $ 139,961      53,960   $ 142,149
Revenue funds...................................................................      8,811                  13,289
Lease reserve funds.............................................................      9,629       5,050                  19,556
Other funds.....................................................................     38,818      61,002      31,189      47,780
                                                                                  ---------  -----------  ---------  -----------
Total...........................................................................  $ 103,882   $ 206,013   $ 101,326   $ 209,485
                                                                                  ---------  -----------  ---------  -----------
                                                                                  ---------  -----------  ---------  -----------

5. PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment (expressed in thousands of dollars) consisted of the following:

                                                                                                        1997           1996
                                                                                                    -------------  -------------
Land..............................................................................................  $       7,068  $       6,654
Waste-to-energy facilities........................................................................      1,720,990      1,721,670
Power plants......................................................................................        224,120        105,738
Buildings and improvements........................................................................        242,345        192,566
Machinery and equipment...........................................................................        312,525        305,723
Landfills.........................................................................................         17,618         14,508
Construction in progress..........................................................................         32,523         47,329
                                                                                                    -------------  -------------
Total.............................................................................................      2,557,189      2,394,188
Less accumulated depreciation and amortization....................................................        609,642        542,884
                                                                                                    -------------  -------------
Property, plant, and equipment-net................................................................  $   1,947,547  $   1,851,304
                                                                                                    -------------  -------------
                                                                                                    -------------  -------------

6. OTHER ASSETS

    Other assets (expressed in thousands of dollars) consisted of the following:

                                                                                                               1997       1996
                                                                                                             ---------  ---------
Investment in and advances to investees and joint ventures.................................................  $ 151,435  $  91,980
Unamortized bond issuance costs............................................................................     31,604     35,517
Spare parts................................................................................................      9,779     17,045
Noncurrent securities available for sale...................................................................     25,543     21,159
Deferred charges on projects...............................................................................      3,178      3,819
Insurance deposits.........................................................................................      5,388      5,388
Other......................................................................................................     35,424     36,909
                                                                                                             ---------  ---------
Total......................................................................................................  $ 262,351  $ 211,817
                                                                                                             ---------  ---------
                                                                                                             ---------  ---------

7. ACCRUED EXPENSES, ETC.

    Accrued expenses, etc. (expressed in thousands of dollars), consisted of the following:

                                                                                                               1997       1996
                                                                                                             ---------  ---------
Debt service charges and interest..........................................................................  $  31,416  $  32,755
Payroll....................................................................................................     21,834     23,196
Insurance..................................................................................................     34,655     45,415
Operating expenses.........................................................................................     43,075     49,445
Municipalities' share of energy revenues...................................................................     28,145     25,162
Lease payments.............................................................................................     15,243     16,747
Payroll and other taxes....................................................................................     19,794     16,983
Pension and profit sharing.................................................................................      7,383      7,727
Commissions................................................................................................      7,972      7,983
Other......................................................................................................     58,357     77,184
                                                                                                             ---------  ---------
Total......................................................................................................  $ 267,874  $ 302,597
                                                                                                             ---------  ---------
                                                                                                             ---------  ---------

8. DEFERRED INCOME

    Deferred income (expressed in thousands of dollars) consisted of the following:

                                                                                    1997                             1996
                                                                                    ----------------------  ----------------------
                                                                                    CURRENT    NONCURRENT    CURRENT   NONCURRENT
                                                                                    ---------  -----------  ---------  -----------
Sale and leaseback arrangements...................................................  $   1,523   $  20,313   $   1,523   $  21,963
Advance billings to municipalities................................................     14,662                  16,505
Other.............................................................................     26,777                  28,200
                                                                                    ---------  -----------  ---------  -----------
Total.............................................................................  $  42,962   $  20,313   $  46,228   $  21,963
                                                                                    ---------  -----------  ---------  -----------
                                                                                    ---------  -----------  ---------  -----------

    The gain from sale and leaseback transactions consummated in 1986 and 1987 was deferred and is being amortized as a reduction of rental expense. Advance billings to various customers are billed one or two months prior to performance of service and are recognized as income in the period the service is provided. Noncurrent deferred income is included in Other Liabilities.

9. LONG-TERM DEBT

    Long-term debt (expressed in thousands of dollars) consisted of the following:

                                                                                                           1997         1996
                                                                                                        -----------  -----------
Adjustable-rate revenue bonds due 2014-2024...........................................................  $   124,755  $   124,755
9.25% debentures due 2022.............................................................................      100,000      100,000
6% notes due through 2000.............................................................................       36,186
Other long-term debt..................................................................................       93,091       84,622
                                                                                                        -----------  -----------
Total.................................................................................................  $   354,032  $   309,377
                                                                                                        -----------  -----------
                                                                                                        -----------  -----------

    The adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rate for this debt was 3.44% and 3.49% in 1997 and 1996, respectively. These bonds were issued under agreements that contain various restrictions, the most significant being the requirements to comply with certain financial ratios and to maintain Shareholders' Equity of at least $440,000,000. At December 31, 1997, Ogden was in compliance with all requirements and had $126,091,000 in excess of the required amount of Shareholders' Equity.

    At December 31, 1997, Ogden had two long-term interest rate swap agreements covering notional amounts of $100,000,000 and $4,700,000, respectively, which expire December 16, 1998, and November 30, 2000, respectively. These swaps were entered into to convert Ogden's fixed-rate $100,000,000, 9.25% debentures due in 2022 to variable-rate debt and Ogden's $4,700,000 variable-rate debt to a fixed rate. On the $100,000,000 swap, Ogden receives a fixed rate of 5.52% per annum paid on a semi-annual basis and pays a floating rate of three months LIBOR set in arrears on a quarterly basis. On the $4,700,000 swap, Ogden pays a fixed rate of 5.83% paid on a quarterly basis and receives a floating rate of three months LIBOR on a quarterly basis. At December 31, 1997, the three-month LIBOR rate was 5.81%. The counterparties to these interest rate swaps are major financial institutions. Management believes its credit risk associated with nonperformance by the counterparties is not significant. Amounts paid on swap agreements amounted to $400,000, $200,000, and $600,000 for 1997, 1996, and 1995,
respectively, and were charged to interest expense. The effect on Ogden's weighted-average borrowing rate for 1997, 1996, and 1995 was an increase of
 .09%, .04%, and .14%, respectively.

    Other long-term debt includes an obligation for approximately $28,400,000, representing the equity component of a sale and leaseback arrangement relating to a waste-to-energy facility. This arrangement is accounted for as a financing, has an effective interest rate of 5%, and extends through 2017. Additionally, other long-term debt includes $22,450,000 resulting from the sale of limited partnership interests in and related tax benefits of the Onondaga County, New York, waste-to-energy facility, which has been accounted for as a financing for accounting purposes. This obligation has an effective interest rate of 10% and extends through 2015. Long-term debt also includes $24,645,000 due to financial institutions relating to the Corporation's investment in a coal-fired power project in the Philippines, which bears interest at the Eurodollar rate plus
 .235% (8.5% at December 31, 1997) and matures in 2001. The remaining other debt of $17,596,000 consists primarily of debt associated with entertainment facilities in the United Kingdom and Argentina and debt acquired in the Firehole acquisition. These loans bear various interest rates and maturity dates.

    The maturities on long-term debt (expressed in thousands of dollars) at December 31, 1997, were as follows:

1998..............................................................................  $  19,696
1999..............................................................................     25,483
2000..............................................................................     19,007
2001..............................................................................     24,971
2002..............................................................................        226
Later years.......................................................................    284,345
                                                                                    ---------
Total.............................................................................    373,728
Less current portion..............................................................     19,696
                                                                                    ---------
Total long-term debt..............................................................  $ 354,032
                                                                                    ---------
                                                                                    ---------

10. PROJECT DEBT

    Project debt (expressed in thousands of dollars) consisted of the following:

                                                                                                        1997           1996
                                                                                                    -------------  -------------
Revenue Bonds Issued by and Prime Responsibility of Municipalities:
4.25-7.6% serial revenue bonds due through 2008...................................................  $     212,368   $    238,908
5.4-7.75% term revenue bonds due through 2015.....................................................        745,350        764,876
Adjustable-rate revenue bonds due through 2013....................................................         86,185         86,590
                                                                                                    -------------  -------------
Total.............................................................................................      1,043,903      1,090,374
                                                                                                    -------------  -------------
Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues Guaranteed by Third
  Parties:
4.95-8.9% serial revenue bonds due through 2007...................................................         53,938         62,886
7.25-7.4% term revenue bonds due 1999 through 2011................................................        105,871        105,859
Adjustable-rate revenue bonds due through 2011....................................................        115,428        121,723
                                                                                                    -------------  -------------
Total.............................................................................................        275,237        290,468
                                                                                                    -------------  -------------
Other project debt................................................................................        105,508        119,848
                                                                                                    -------------  -------------
Total long-term project debt......................................................................  $   1,424,648  $   1,500,690
                                                                                                    -------------  -------------
                                                                                                    -------------  -------------

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

    Payment obligations for the project debt associated with waste-to-energy facilities are limited recourse to the operating subsidiary and nonrecourse to the Corporation subject to construction and operating performance guarantees and commitments. These obligations are secured by the revenues pledged under various indentures and are collateralized principally by a mortgage lien and a security interest in each of the respective waste-to-energy facilities and related assets. At December 31, 1997, such revenue bonds were collateralized by property, plant, and equipment with a net carrying value of $1,479,743,000, credit enhancements of approximately $161,000,000 for which Ogden has certain reimbursement obligations, and substantially all restricted funds (see Note 4).

    The interest rates on adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rate for such revenue bonds was 4.35% and 4.6% in 1997 and 1996, respectively.

    Other project debt includes an obligation of a special-purpose limited partnership acquired by special-purpose subsidiaries of Ogden and represents the lease of a geothermal power plant, which has been accounted for as a financing. This obligation, which amounted to $77,502,000 at December 31, 1997, has an effective interest rate of 5.3% and extends through 2008 with options to renew for additional periods and has a fair market value purchase option at the conclusion of the initial term. Payment obligations under this lease arrangement are limited to assets of the limited partnership and revenues derived from a power purchase agreement with a third party, which are expected to provide sufficient revenues to make rental payments. Such payment obligations are secured by all the assets, revenues, and other benefits derived from the geothermal power plant, which had a net carrying value of approximately $93,556,000 at December 31, 1997. Other project debt also includes $17,206,000 due to a financial institution as part of the refinancing of project debt in the category "Revenue Bonds Issued by and Prime Responsibility of Municipalities." The debt service associated with this loan is included as an explicit component of the client community's obligation under the related service agreement. A portion of the funds was retained in the Corporation's restricted funds and is loaned to the community each month to cover the community's monthly service fees. The Corporation's repayment for the other part of the loan is limited to the extent repayment is received from the client community. This obligation has an effective interest rate of 7.05% and extends through 2005. In addition, other project debt includes $10,800,000, which is due to financial institutions and bears interest at an adjustable rate equal to the three-month LIBOR rate plus 3.5% (9.5% at December 31, 1997). The debt extends through 2001 and is secured by substantially all the assets of a diesel-fired power plant in the Philippines, which had a net carrying value of approximately $47,140,000 at December 31, 1997.

    At December 31, 1997, Ogden had three interest rate swap agreements as hedges against interest rate exposure on certain adjustable-rate revenue bonds. The first two interest rate swap agreements expire in May 1999 and the third swap expires in 2019 and had notional amounts at December 31, 1997, of $91,070,000, $27,685,000, and $80,220,000, respectively, which are reduced in accordance with the scheduled repayments of the revenue bonds. Under the first swap agreement, Ogden pays a fixed rate of 3.95% per annum on a semi-annual basis and receives a floating rate based on an index of tax-exempt, variable-rate obligations. Under the second swap agreement, Ogden pays a fixed rate of 5.25% per annum on a semi-annual basis and receives a floating rate based on a defined commercial paper rate. Under the third swap agreement, Ogden pays a fixed rate of 6.07% per annum on a semi-annual basis through 1998 and thereafter a fixed rate of 5.18% per annum and receives a floating rate based on a defined LIBOR-based rate. At December 31, 1997, the floating rates on the three swaps were 3.72%, 5.65%, and 6.23%, respectively. These swap agreements were entered into to convert from floating rates to fixed interest rates $91,070,000 of tax-exempt, adjustable-rate revenue bonds and $107,905,000 of taxable, adjustable-rate revenue bonds. The counterparties to these interest rate swaps are major financial institutions. Management believes the credit risk associated with nonperformance by the counterparties is not significant. Amounts (received) or paid on these swap agreements amounted to $300,000, $700,000, and $(230,000) for 1997, 1996, and 1995, respectively, and were charged or (credited) to debt service charges. The effect on Ogden's weighted-average borrowing rate was an increase (decrease) of .02%, .04%, and (.01)% for 1997, 1996, and 1995, respectively.

    The maturities on long-term project debt (expressed in thousands of dollars) at December 31, 1997, were as follows:

1998..................................................................  $     68,052
1999..................................................................        80,407
2000..................................................................        80,736
2001..................................................................        89,832
2002..................................................................       116,555
Later years...........................................................     1,057,118
                                                                        ------------
Total.................................................................     1,492,700
Less current portion..................................................        68,052
                                                                        ------------
Total long-term project debt..........................................  $  1,424,648
                                                                        ------------
                                                                        ------------


11. CREDIT ARRANGEMENTS

    At December 31, 1997, Ogden had unused revolving credit lines amounting to $217,000,000, of which $200,000,000 is available under its principal revolving credit line at various borrowing rates including prime, the Eurodollar rate plus
 .225%, or certificate-of-deposit rates plus .35%. Ogden is not required to maintain compensating balances; however, Ogden pays a facility fee of 1/8 of 1% on its principal revolving credit line of $200,000,000, which expires July 1, 2002.

12. CONVERTIBLE SUBORDINATED DEBENTURES

    Convertible subordinated debentures (expressed in thousands of dollars) consisted of the following:

                                                                             1997       1996
                                                                          ---------  ---------
6% debentures due June 1, 2002..........................................  $  85,000  $  85,000
5 3/4% debentures due October 20, 2002..................................     63,650     63,650
                                                                          ---------  ---------
Total...................................................................  $ 148,650  $ 148,650
                                                                          ---------  ---------
                                                                          ---------  ---------

    The 6% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $39.077 principal amount of debentures. These debentures are redeemable at Ogden's option at 101.2% of principal amount during the year commencing June 1, 1997, and at decreasing prices thereafter. The 5 3/4% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $41.772 principal amount of debentures. These debentures are redeemable at Ogden's option at 100% of face value.

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

14. COMMON STOCK AND STOCK OPTIONS

    In 1986, Ogden adopted a nonqualified stock option plan (the "1986 Plan"). Under this plan, options and/or stock appreciation rights were granted to key management employees to purchase Ogden common stock at prices not less than the fair market value at the time of grant, which became exercisable during a five-year period from the date of grant. Options were exercisable for a period of ten years after the date of grant. As adopted and as adjusted for stock splits, the 1986 Plan called for up to an aggregate of 2,700,000 shares of Ogden common stock to be available for issuance upon the exercise of options and stock appreciation rights, which were granted over a ten-year period ending March 10, 1996. At December 31, 1997, all of the authorized shares of this plan had been granted.

    In October 1990, Ogden adopted a nonqualified stock option plan (the "1990 Plan"). Under this plan, nonqualified options, incentive stock options, and/or stock appreciation rights and stock bonuses may be granted to key management employees and outside directors to purchase Ogden common stock at an exercise price to be determined by the Ogden Compensation Committee, which become exercisable during the five-year period from the date of grant. These options are exercisable for a period of ten years after the date of grant. Pursuant to the 1990 Plan, which was amended in 1994 to increase the number of shares available by 3,200,000 shares, an aggregate of 6,200,000 shares of Ogden common stock became available for issuance upon the exercise of such options, rights, and bonuses, which may be granted over a ten-year period ending October 11, 2000; 1,555,000 shares were available for grant at December 31, 1997.

    Under the foregoing plans, Ogden issued 4,549,500 limited stock appreciation rights in conjunction with the stock options granted. These limited rights are exercisable only during the period commencing on the first day following the occurrence of any of the following events and terminate 90 days after such date: the acquisition by any person of 20% or more of the voting power of Ogden's outstanding securities; the approval by Ogden shareholders of an agreement to merge or to sell substantially all of its assets; or the occurrence of certain changes in the membership of the Ogden Board of Directors. The exercise of these limited rights entitles participants to receive an amount in cash with respect to each share subject thereto, equal to the excess of the market value of a share of Ogden common stock on the exercise date or the date these limited rights became exercisable, over the related option price.

    In connection with the acquisition of the minority interest of Ogden Energy Group, Inc. (OEGI), Ogden assumed the pre-existing OEGI stock option plan then outstanding and converted these options into options to acquire shares of Ogden common stock. No further options will be granted under this plan.

    The Corporation has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for the options granted in 1997, 1996, and 1995 under these plans been determined consistent with the provisions of SFAS No. 123, using the binomial option-pricing model with the following assumptions--dividend yield of 6.2%, 5.7% and 6.2%; volatility of 25.84%, 22.74%, and 24.77%; risk-free interest rate of 6.43%, 5.42%, and 7.72%; and an expected life of 7.5 years--the effect on net income and diluted earnings per share would have been $334,000 and $.01 for 1997; $214,000 and zero for 1996; and zero and zero for 1995. The weighted-average fair value of options granted during 1997, 1996, and 1995 was $2.56, $2.38, and $2.62, respectively.

     Information regarding the Corporation's stock option plans is summarized as follows:

                                                                                          WEIGHTED-
                                                    OPTION                                 AVERAGE
                                                    PRICE                                 EXERCISE
                                                  PER SHARE    OUTSTANDING  EXERCISABLE     PRICE
                                                 ------------  -----------  -----------  -----------
1986 Plan:
December 31, 1994, Balance.....................  $14.98-$28.54  1,127,543      878,043    $   18.84
Became Exercisable.............................  $18.31-$28.54                 157,100
Exercised......................................         $14.98    (16,618)     (16,618)   $   14.98
                                                 ------------  -----------  -----------  -----------
December 31, 1995, Balance.....................  $14.98-$28.54  1,110,925    1,018,525    $   18.89
Became Exercisable.............................         $22.50                  23,100
Exercised......................................         $14.98   (235,425)    (235,425)   $   14.98
                                                 ------------  -----------  -----------  -----------
December 31, 1996, Balance.....................  $18.31-$28.54    875,500      806,200    $   19.93
Became Exercisable.............................         $22.50                  23,100
Cancelled......................................         $28.54    (10,000)     (10,000)   $   28.54
                                                 ------------  -----------  -----------  -----------
December 31, 1997, Balance.....................  $18.31-$28.54    865,500      819,300    $   19.74
                                                 ------------  -----------  -----------  -----------
1990 Plan:
December 31, 1994, Balance.....................  $18.31-$23.56  3,585,500    1,799,800    $   19.99
Granted........................................  $20.06-$22.69    409,000                 $   20.26
Became Exercisable.............................  $18.31-$23.56                 699,900
Exercised......................................  $18.31-$21.31   (129,000)    (129,000)   $   18.56
Cancelled......................................  $18.31-$23.56   (184,700)     (34,000)   $   20.31
                                                 ------------  -----------  -----------  -----------
December 31, 1995, Balance.....................  $18.31-$23.56  3,680,800    2,336,700    $   20.06
Granted........................................  $21.00-$21.94    252,500                 $   21.83
Became Exercisable.............................  $18.31-$23.56                 346,800
Exercised......................................  $18.31-$21.31   (129,000)    (129,000)   $   18.85
Cancelled......................................  $18.31-$23.56   (147,300)     (84,300)   $   20.06
                                                 ------------  -----------  -----------  -----------
December 31, 1996, Balance.....................  $18.31-$23.56  3,657,000    2,470,200    $   20.21
Granted........................................         $20.19    570,000                 $   20.19
Became Exercisable.............................  $18.31-$23.56                 385,400
Exercised......................................  $18.31-$21.93   (471,000)    (471,000)   $   18.62
Cancelled......................................  $18.31-$23.56    (72,000)     (11,000)   $   21.90
                                                 ------------  -----------  -----------  -----------
December 31, 1997, Balance.....................  $18.31-$23.56  3,684,000    2,373,600    $   20.39
                                                 ------------  -----------  -----------  -----------
Conversion of OEGI Plan:
December 29, 1994, Balance.....................  $14.17-$29.46    266,561      266,561    $   14.60
December 31, 1995, Balance.....................  $14.17-$29.46    266,561      266,561    $   14.60
Exercised......................................         $14.17    (19,740)     (19,740)   $   14.17
Cancelled......................................         $14.17     (3,360)      (3,360)   $   14.17
                                                 ------------  -----------  -----------  -----------
December 31, 1996, Balance.....................  $14.17-$29.46    243,461      243,461    $   14.70
Exercised......................................         $14.17    (59,640)     (59,640)   $   14.17
Cancelled......................................         $29.46     (8,400)      (8,400)   $   29.46
                                                 ------------  -----------  -----------  -----------
December 31, 1997, Balance.....................         $14.17    175,421      175,421    $   14.17
                                                 ------------  -----------  -----------  -----------
Total December 31, 1997........................  $14.17-$28.54  4,724,921    3,368,321    $   20.05
                                                 ------------  -----------  -----------  -----------
                                                 ------------  -----------  -----------  -----------

    The following table summarizes information about stock options outstanding at December 31, 1997:

                            OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
              ------------------------------------------------  ------------------------------
RANGE OF       NUMBER OF   WEIGHTED-AVERAGE  WEIGHTED-AVERAGE    NUMBER OF   WEIGHTED-AVERAGE
EXERCISE        SHARES        REMAINING          EXERCISE         SHARES         EXERCISE
PRICES        OUTSTANDING  CONTRACTUAL LIFE        PRICE        OUTSTANDING        PRICE
------------  -----------  ----------------  -----------------  -----------  -----------------
$14.17-$18.31  2,223,921      2.74 years         $   17.99       2,223,921       $   17.99
$20.06-$28.54  2,501,000      6.72 years         $   21.89       1,144,400       $   22.61
------------  -----------  ----------------         ------      -----------         ------
$14.17-$28.54  4,724,921      4.84 years         $   20.05       3,368,321       $   19.56
------------  -----------  ----------------         ------      -----------         ------
------------  -----------  ----------------         ------      -----------         ------

    The weighted-average exercise price for all exercisable options at December 31, 1997, 1996, and 1995, was $19.56, $19.10, and $18.49, respectively.

    At December 31, 1997, there were 10,243,886 shares of common stock reserved for the exercise of stock options and the conversion of preferred shares and debentures.

    In January 1998, Ogden's Board of Directors authorized the purchase of shares of the Corporation's common stock in an amount up to $100,000,000. Fifty thousand (50,000) shares of common stock were purchased in February 1998 for $1,372,000.

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

    In the event a party acquires 15% or more of the Corporation's outstanding common stock in accordance with certain defined terms, each Right will then entitle its holders (other than such party) to purchase, at the Right's then-current exercise price, a number of the Corporation's common shares having a market value of twice the Right's exercise price. At December 31, 1997, 50,295,123 Rights were outstanding.

16. FOREIGN EXCHANGE

    Foreign exchange translation adjustments for 1997, 1996, and 1995, amounting to $(8,094,000), $(3,111,000), and $(1,258,000), respectively, have been credited (charged) directly to Shareholders' Equity. Foreign exchange transaction adjustments, amounting to $(683,000), $(215,000), and $1,590,000, have been credited (charged) directly to income for 1997, 1996, and 1995, respectively.

17. DEBT SERVICE CHARGES

    Debt service charges for Ogden's project debt (expressed in thousands of dollars) consisted of the following:

                                                                                                      1997       1996       1995
                                                                                                    ---------  ---------  ---------
Interest incurred on taxable and tax-exempt borrowings............................................  $ 104,890  $ 107,595  $ 112,029
Interest earned on temporary investment of borrowings during construction, etc....................      3,992      4,256      4,908
                                                                                                    ---------  ---------  ---------
Net interest incurred.............................................................................    100,898    103,339    107,121
Interest capitalized during construction in property, plant, and equipment........................        631        485      1,512
                                                                                                    ---------  ---------  ---------
Interest expense-net..............................................................................    100,267    102,854    105,609
Amortization of bond issuance costs...............................................................      6,997      7,201      6,241
                                                                                                    ---------  ---------  ---------
Debt service charges..............................................................................  $ 107,264  $ 110,055  $ 111,850
                                                                                                    ---------  ---------  ---------
                                                                                                    ---------  ---------  ---------

18. RETIREMENT PLANS

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

    The following table sets forth the defined benefit plans' funded status and related amounts recognized in Ogden's Consolidated Balance Sheets (expressed in thousands of dollars):

                                                                                      1997                          1996
                                                                          ----------------------------  ----------------------------
                                                                             ASSETS       ACCUMULATED      ASSETS       ACCUMULATED
                                                                             EXCEED        BENEFITS        EXCEED        BENEFITS
                                                                           ACCUMULATED      EXCEED       ACCUMULATED      EXCEED
                                                                            BENEFITS        ASSETS        BENEFITS        ASSETS
                                                                          -------------  -------------  -------------  -------------
Accumulated Benefit Obligation:
Vested..................................................................    $  10,887      $  10,008      $   8,820      $  10,480
Nonvested...............................................................          397            497            314            442
                                                                          -------------  -------------  -------------  -------------
Total...................................................................    $  11,284      $  10,505      $   9,134      $  10,922
                                                                          -------------  -------------  -------------  -------------
                                                                          -------------  -------------  -------------  -------------
Projected benefit obligation for services rendered to date..............    $  15,795      $  14,976      $  12,715      $  15,355
Plan assets at fair value...............................................       16,914          5,386         13,495          5,764
                                                                          -------------  -------------  -------------  -------------
Over (underfunded) projected benefits...................................    $   1,119      $  (9,590)     $     780      $  (9,591)
                                                                          -------------  -------------  -------------  -------------
                                                                          -------------  -------------  -------------  -------------
Source of Underfunded Status:
Unrecognized net gain (loss) from past experience different from that
  assumed and effects of changes in assumptions.........................    $   1,501      $      67      $     588      $  (1,037)
Unrecognized net transition asset (obligation) at January 1, 1986, being
  recognized over 15 years..............................................          335           (240)           417           (320)
Pension liability costs.................................................       (1,145)        (7,659)          (688)        (5,916)
Unrecognized prior service costs........................................          428         (1,758)           463         (2,318)
                                                                          -------------  -------------  -------------  -------------
Over (underfunded) projected benefits...................................    $   1,119      $  (9,590)     $     780      $  (9,591)
                                                                          -------------  -------------  -------------  -------------
                                                                          -------------  -------------  -------------  -------------

    At December 31, 1997 and 1996, the accumulated benefit obligation of certain pension plans exceeded plan assets. The Corporation's minimum liability for those plans amounted to $911,000 and $1,463,000 at December 31, 1997 and 1996, respectively. Such amounts were offset by intangible assets and reductions in Shareholders' Equity, net of income taxes of $324,000 and $565,000 at December 31, 1997 and 1996, respectively.

    At December 31, 1997 and 1996, the Corporation has designated $13,970,000 of its marketable securities (Note 2) as pertaining to a nonqualified pension plan that is underfunded by $7,050,000, which underfunding is reflected above under plans in which accumulated benefits exceeded assets.

    Pension costs for Ogden's defined benefit plans included the following components (expressed in thousands of dollars):

                                                          1997    1996     1995
                                                         ------  -------  -------
Service cost on benefits earned during the period......  $2,193  $ 2,139  $ 2,078
Interest cost on projected benefit obligation..........   1,929    1,900    1,716
Net amortization and deferral..........................   3,623    2,268    2,584
Actual return on plan assets...........................  (4,501)  (2,746)  (3,260)
                                                         ------  -------  -------
Net periodic pension cost..............................  $3,244  $ 3,561  $ 3,118
                                                         ------  -------  -------
                                                         ------  -------  -------

    The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7% and 4 1/2% for 1997 and 7 1/2% and 4 1/2% for 1996 and 1995. The expected long-term rate of return on plan assets was 8% for each year.

    Contributions and costs for defined contribution plans are determined by benefit formulas based on percentage of compensation as well as discretionary contributions and totaled $8,652,000, $7,954,000, and $10,358,000 in 1997, 1996,
and 1995, respectively. Plan assets at December 31, 1997, 1996, and 1995, primarily consisted of common stocks, United States government securities, and guaranteed insurance contracts.

    With respect to union employees, the Corporation is required under contracts with various unions to pay, generally based on hours worked, retirement, health, and welfare benefits. These multiemployer defined benefit and defined contribution plans are not controlled or administered by the Corporation. The amount charged to expense for such plans during 1997, 1996, and 1995 was $16,700,000, $26,600,000, and $27,900,000, respectively.

19. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

    In 1992, the Corporation discontinued its policy of providing postretirement health care and life insurance benefits for all salaried employees, except those employees who were retired or eligible for retirement at December 31, 1992, or who were covered under certain company-sponsored union plans.

    For the years ended December 31, 1997, 1996, and 1995, the components of the periodic expense for these benefits were as follows:

Recognition of Components of Net Periodic Postretirement Benefit Costs for the Years Ended December 31:

                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------
Service costs................................................................  $  101,204  $  126,879  $  131,966
Interest.....................................................................     828,446     806,016     755,944
Amortization of unrecognized net (gain) loss.................................     (27,193)     18,481     (22,113)
                                                                               ----------  ----------  ----------
Total........................................................................  $  902,457  $  951,376  $  865,797
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

As of December 31, 1997 and 1996, the actuarial recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:
Accumulated Postretirement Benefit Obligation:


Retirees...........................................................  $ 7,087,053  $5,618,399
Eligible active participants.......................................    4,246,196   4,616,340
Other active.......................................................    1,130,645     959,853
                                                                     -----------  ----------
Total accumulated postretirement obligation........................   12,463,894  11,194,592
Unrecognized net loss..............................................    1,386,694     603,201
                                                                     -----------  ----------
Accrued postretirement benefit liability...........................  $11,077,200 $10,591,391
                                                                     -----------  ----------
                                                                     -----------  ----------

    The accumulated postretirement benefit obligation was determined using discount rates of 7% and 7 1/2% for 1997 and 1996, respectively; an estimated increase in compensation levels of 4 1/2%; and a health care cost rate of approximately 14 1/2%, decreasing in subsequent years until it reaches 6% in the year 2008 and thereafter. The effect of a one percentage point increase in the assumed health care cost trend rates for each future year on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and the accumulated postretirement benefit obligation for health care benefits would be $75,391 and $817,580, respectively.

20. IMPAIRMENT OF LONG-LIVED ASSETS

    Ogden adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," in the fourth quarter of 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity, including any goodwill related to these assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In performing this review for recoverability, the Corporation estimated future cash flows expected from the use of such assets and their eventual disposition. If the sum of expected cash flows (undiscounted) was less than the carrying value of the assets, an impairment loss was recognized. The Statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying value or fair value less the costs to sell.

    The effect of recognizing SFAS No. 121 resulted in a pretax charge of $45,300,000 and an after-tax charge of $34,700,000, or $.69 per share, diluted. This charge included estimated losses on the disposal of noncore businesses, as announced in the fourth quarter of 1995, of $32,800,000 and the write-down of other long-lived assets of $12,500,000. The loss of $32,800,000 on the assets to be disposed of was based on the Corporation's estimate of realizable or liquidation values of the operations and bids received from prospective purchasers. The impairment loss of $12,500,000 on other long-lived assets represents the difference between the carrying amount of the assets and their estimated fair values, which was determined based on operating projections and future discounted cash flows. The remaining carrying value of these assets is not significant. These amounts were charged to cost of goods sold ($4,500,000) and operating expenses ($40,800,000) in the accompanying 1995 financial statements.

21. OTHER CHARGES-1995

    During 1995, the Corporation recognized unusual charges of $37,500,000, which were reduced by a $13,500,000 gain on the sale of a noncore business in the fourth quarter for a net pretax charge of $24,000,000 and an after-tax charge of $14,200,000, or $.29 per share, diluted. The charge of $37,500,000 included, in the second quarter, $17,100,000 at Ogden Communications, Inc.
(OCI), for the write-off of receivables of $10,300,000 and related costs recorded in connection with a telecommunications project at OCI, as well as a loss on the disposal of inventory of $3,900,000 and costs related to the curtailment of operations of $2,900,000; and in the fourth quarter, $8,200,000 for costs, principally severance pay relating to restructuring activities, and $12,200,000 representing the write-down of deferred charges relating to a previously awarded waste-to-energy project that is not expected to be completed; unusual waste-to-energy repair costs; and an adjustment of inventory balances resulting from a physical inventory. The $17,100,000 charge at OCI resulted from a review of the activities of this unit, during which the Corporation concluded that contracts and other documentation did not provide a basis for recovering any of the accounts receivable related to the telecommunications project and that the sale of inventory would not recover its full carrying value. In addition, the Corporation decided to discontinue the business of OCI and estimated the costs relating thereto.

    These amounts were charged to sales allowances ($10,300,000); operating costs ($3,800,000); cost of goods sold ($6,000,000); and selling, administrative, and general expenses ($3,900,000) in the accompanying 1995 financial statements. The gain on the sale of the noncore business of $13,500,000 was included as a reduction of operating expenses. In addition, 1995 operating expenses include $3,500,000 for the settlement of litigation relating to the discontinuance of the fixed-site hazardous waste business.

22. INCOME TAXES

    The components of the provision for income taxes (expressed in thousands of dollars) were as follows:



                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
Current:
Federal..........................................................................  $   9,806  $  14,661  $   6,444
State............................................................................     12,195      9,048      5,038
Foreign..........................................................................      6,124      2,425      4,602
                                                                                   ---------  ---------  ---------
Total current....................................................................     28,125     26,134     16,084
                                                                                   ---------  ---------  ---------
Deferred:
Federal..........................................................................     25,288     18,984     17,120
State............................................................................     (2,577)     1,043      1,033
Foreign..........................................................................      2,264
                                                                                   ---------  ---------  ---------
Total deferred...................................................................     24,975     20,027     18,153
                                                                                   ---------  ---------  ---------
Total provision for income taxes.................................................  $  53,100  $  46,161  $  34,237
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The current provision for Federal income taxes results principally from the alternative minimum tax.

    The provision for income taxes (expressed in thousands of dollars) varied from the Federal statutory income tax rate due to the following:




                                                                        1997                      1996
                                                                    -------------             -------------
                                                                       PERCENT                   PERCENT
                                                                      OF INCOME                 OF INCOME
                                                          AMOUNT       BEFORE       AMOUNT       BEFORE       AMOUNT
                                                          OF TAX        TAXES       OF TAX        TAXES       OF TAX
                                                         ---------  -------------  ---------  -------------  ---------
Taxes at statutory rate................................  $  45,772         35.0%   $  38,374         35.0%   $  14,184
State income taxes, net of
Federal tax benefit....................................      6,252          4.8        6,559          5.9        3,946
Settlement of tax liability with former subsidiary.....                               (2,638)        (2.4)
Taxes on foreign earnings..............................      1,135           .9          738           .7        6,694
Amortization of goodwill...............................        866           .6        1,070          1.0        1,206
Write-down of goodwill.................................      1,750          1.3          648           .6        5,263
Pooling-related taxes and costs........................                                                          1,807
Benefit relating to sale of stock of former
  subsidiary...........................................     (3,581)        (2.7)
Other-net..............................................        906           .7        1,410          1.3        1,137
                                                         ---------          ---    ---------          ---    ---------
Provision for income taxes.............................  $  53,100         40.6%   $  46,161         42.1%   $  34,237
                                                         ---------          ---    ---------          ---    ---------
                                                         ---------          ---    ---------          ---    ---------


















                                                             1995
                                                         -------------
                                                            PERCENT
                                                           OF INCOME
                                                            BEFORE
                                                             TAXES
                                                         -------------
Taxes at statutory rate................................         35.0%
State income taxes, net of
Federal tax benefit....................................          9.7
Settlement of tax liability with former subsidiary.....
Taxes on foreign earnings..............................         16.5
Amortization of goodwill...............................          3.0
Write-down of goodwill.................................         13.0
Pooling-related taxes and costs........................          4.5
Benefit relating to sale of stock of former
  subsidiary...........................................
Other-net..............................................          2.8
                                                                 ---
Provision for income taxes.............................         84.5%
                                                                 ---
                                                                 ---

    The components of the net deferred income tax liability (expressed in thousands of dollars) as of December 31, 1997 and 1996, were as follows:

                                                                           1997        1996
                                                                        ----------  ----------
Deferred Tax Assets:
Deferred income.......................................................  $    4,029  $    8,200
Accrued expenses......................................................      79,093      62,904
Other liabilities.....................................................      28,325      24,936
Investment tax credits................................................      20,813      24,081
Alternative minimum tax credits.......................................      47,704      46,917
Net operating loss carryforwards......................................                  58,066
                                                                        ----------  ----------
Total deferred tax assets.............................................     179,964     225,104
                                                                        ----------  ----------
Deferred Tax Liabilities:
Unbilled accounts receivable..........................................      45,384      46,270
Property, plant, and equipment........................................     428,185     440,293
Other.................................................................      33,046      33,032
                                                                        ----------  ----------
Total deferred tax liabilities........................................     506,615     519,595
                                                                        ----------  ----------
Net deferred tax liability............................................  $  326,651  $  294,491
                                                                        ----------  ----------
                                                                        ----------  ----------

    Deferred tax assets and liabilities (expressed in thousands of dollars) are presented as follows in the accompanying balance sheets:

                                                                           1997        1996
                                                                        ----------  ----------
Net deferred tax liability-noncurrent.................................  $  383,341  $  325,925
Less net deferred tax asset-current...................................      56,690      31,434
                                                                        ----------  ----------
Net deferred tax liability............................................  $  326,651  $  294,491
                                                                        ----------  ----------
                                                                        ----------  ----------

    At December 31, 1997, for Federal income tax purposes, the Corporation had investment and energy tax credit carryforwards of approximately $20,813,000, which will expire in 2004 through 2008, and alternative minimum tax credit carryforwards of approximately $47,704,000 that have no expiration date. Deferred Federal income taxes have been reduced by these amounts.

23. LEASES

    Total rental expense amounted to $100,449,000, $91,351,000, and $93,396,000
(net of sublease income of $2,113,000, $1,427,000, and $193,000) for 1997, 1996,
and 1995, respectively. Included in rental expense are amounts based on contingent factors (principally sales) in excess of minimum rentals amounting to $23,365,000, $20,970,000, and $21,676,000, for 1997, 1996, and 1995,
respectively. Principal leases are for leaseholds, sale and leaseback arrangements on waste-to-energy facilities, trucks and automobiles, airplane, and machinery and equipment. Some of these operating leases have renewal options.

    The following is a schedule (expressed in thousands of dollars), by year, of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997:

1998.............................................................   $  82,482
1999.............................................................      77,522
2000.............................................................      65,502
2001.............................................................      59,049
2002.............................................................      54,437
Later years......................................................     303,385
                                                                    ---------
  Total..........................................................   $ 642,377
                                                                    ---------
                                                                    ---------

    These future minimum rental payment obligations include $91,736,000 of future nonrecourse rental payments that relate to a waste-to-energy facility, which are supported by third-party commitments to provide sufficient service revenues to meet such obligations. Also included are $64,344,000 of nonrecourse rental payments relating to a hydroelectric power generating facility operated by a special-purpose subsidiary, which are supported by contractual power purchase obligations of a third party and which are expected to provide sufficient revenues to make the rent payments. These nonrecourse rental payments (in thousands of dollars) are due as follows:

1998.............................................................   $  19,492
1999.............................................................      20,797
2000.............................................................      21,402
2001.............................................................      21,402
2002.............................................................      21,411
Later years......................................................      51,576
                                                                    ---------
Total............................................................   $ 156,080
                                                                    ---------
                                                                    ---------

24. EARNINGS PER SHARE

    Basic earnings per share was computed by dividing net income, reduced by preferred stock dividend requirements, by the weighted average of the number of shares of common stock outstanding during each year.

    Diluted earnings per share was computed on the assumption that all convertible debentures, convertible preferred stock, and stock options converted or exercised during each year or outstanding at the end of each year were converted at the beginning of each year or at the date of issuance or grant, if dilutive. This computation provided for the elimination of related convertible debenture interest and preferred dividends.

    The reconciliation of the income and common shares included in the computation of basic earnings per common share and diluted earnings per common share for years ended December 31, 1997, 1996, and 1995, is as follows:

                                         1997                                        1996
                                     -------------                               -------------
                          INCOME        SHARES        PER-SHARE       INCOME        SHARES        PER-SHARE       INCOME
                       (NUMERATOR)   (DENOMINATOR)     AMOUNT      (NUMERATOR)   (DENOMINATOR)     AMOUNT      (NUMERATOR)
                       ------------  -------------  -------------  ------------  -------------  -------------  ------------
Net income...........   $75,673,000                                 $64,534,000                                 $7,444,000
Less: preferred stock
  dividend...........      152,000                                     161,000                                     171,000
                       ------------                                ------------                                ------------
Basic Earnings
Per Share............   75,521,000     50,030,000     $    1.51     64,373,000     49,663,000     $    1.30      7,273,000
                                                          -----                                       -----
                                                          -----                                       -----
Effect of Dilutive
Securities:
Stock options........                     538,000                                     501,000
Convertible preferred
  stock..............      152,000        275,000                      161,000        289,000
6% convertible
  debentures.........    2,353,000      1,631,000                                            (A)
5 3/4% convertible
  debentures.........    1,693,000      1,143,000                                            (A)
                       ------------  -------------                 ------------  -------------                 ------------
Diluted Earnings
Per Share............   $79,719,000    53,617,000     $    1.49     $64,534,000    50,453,000     $    1.28     $7,273,000
                       ------------  -------------        -----    ------------  -------------        -----    ------------
                       ------------  -------------        -----    ------------  -------------        -----    ------------

                           1995
                       -------------
                          SHARES        PER-SHARE
                       (DENOMINATOR)     AMOUNT
                       -------------  -------------
Net income...........
Less: preferred stock
  dividend...........

Basic Earnings
Per Share............    49,385,000     $    0.15
                                            -----
                                            -----
Effect of Dilutive
Securities:
Stock options........       605,000
Convertible preferred
  stock..............              (A)
6% convertible
  debentures.........              (A)
5 3/4% convertible
  debentures.........              (A)
                       -------------
                       -------------
Diluted Earnings
Per Share............    49,990,000     $    0.15
                       -------------        -----
                       -------------        -----

------------------------

(A) Antidilutive Outstanding stock options to purchase common stock with an exercise price greater than the average market price of common stock were not included in the computation of diluted earnings per share. The balance of such options was 80,000 in 1997, 2,100,400 in 1996, and 1,443,200 in
    1995. Shares of common stock to be issued, assuming conversion of convertible preferred shares, the 6% convertible debentures, and the 5 3/4% convertible debentures, were not included in computations of diluted earnings per share if to do so would have been antidilutive. The common shares excluded from the calculation were 306,000 in 1995 for convertible preferred shares; 544,000 in 1997 and 2,175,000 in 1996 and 1995 for the 6% convertible debentures; and 381,000 in 1997 and 1,524,000 in 1996 and 1995 for the 5 3/4% convertible debentures.

    25. Commitments and Contingent Liabilities

    Ogden and certain of its subsidiaries have issued or are party to performance bonds and guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain waste-to-energy, entertainment, and other facilities. In the normal course of business, they are involved in legal proceedings in which damages and other remedies are sought. In connection with certain contractual arrangements, Ogden has agreed to provide two vendors with specified amounts of business over a three-and-a-half-year period. If these amounts are not provided, the Corporation may be liable for prorated damages of approximately $5,700,000. Management does not expect that these contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on Ogden's Consolidated Financial Statements.

    During 1994, a subsidiary of Ogden entered into a 30-year facility management contract, pursuant to which it agreed to advance funds to a customer, and if necessary, to assist the customer's refinancing of senior secured debt incurred in connection with the construction of the facility. During 1997, Ogden purchased the customer's senior secured debt in the amount of $95,000,000 using borrowed funds, which senior secured debt was subsequently sold and the borrowed funds repaid. Ogden is obligated to repurchase such senior secured debt in the amount of $97,679,000 on December 30, 2002, if such debt is not refinanced prior to that time. Ogden's repurchase obligation is collateralized by bank letters of credit. Ogden is also required to repurchase the outstanding amount of certain subordinated secured debt issued by such customer on December 30, 2002. The amount outstanding at December 31, 1997, was $46,562,000. In February 1998, this amount was increased to $51,624,000. During 1997, this customer purchased certain subordinated secured debt and repaid other amounts owed to Ogden in an aggregate amount of $38,900,000. In February 1998, this customer repaid an additional $7,343,000 owed to Ogden. In addition, at December 31, 1997, the Corporation had guaranteed indebtedness of $20,683,000 of an affiliate and principal tenant of this customer, which indebtedness is due in September 1998. Ogden has also guaranteed borrowings of another customer amounting to approximately $14,400,000 as well as $15,500,000 of borrowings of joint ventures in which Ogden has an equity interest. Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

    In January 1998, a joint venture in which the Corporation has a 28% interest was awarded a 30-year concession contract to develop, improve, and operate 33 airports in Argentina. Ogden has a commitment of $28,000,000 for its equity contribution to this joint venture.

    At December 31, 1997, capital commitments amounted to $158,700,000, which included $86,100,000 for normal replacement, modernization, and growth in Entertainment ($45,200,000); Aviation ($23,200,000); Energy ($16,800,000); and
Corporate and Other ($900,000) operations. Also included was $61,200,000 for Energy's coal-fired power project in the Philippines reflecting $41,800,000 for the remaining mandatory equity contributions, $5,700,000 for contingent equity contributions, and $13,700,000 for a standby letter of credit in support of debt service reserve requirements. Funding for the remaining mandatory equity contribution is being provided through a bank credit facility, which must be repaid in December 2001. The Corporation also has a $11,400,000 contingent equity contribution in an entertainment venture. In addition, compliance with standards and guidelines under the Clean Air Act Amendments of 1990 will require further Energy capital expenditures currently estimated at $40,000,000 by December 2000, subject to final time schedules determined by the individual states in which the Corporation's waste-to-energy facilities are located.

26. INFORMATION CONCERNING BUSINESS SEGMENTS

    Ogden elected to change the reporting of its business segments as of January 1, 1997, and restated its prior years' presentation to conform to this revised segment reporting. Two of Ogden's core businesses formerly reported as part of the Services segment-Entertainment and Aviation-have been designated as separate business segments. All other operations formerly in the Services segment, mainly the Facility Management and Technology groups, were transferred to the Other segment except the Facility Management operations at Ogden's waste-to-energy plants and its environmental business, which have been transferred to the Energy segment. Noncore businesses scheduled for disposition are included in the Other segment.

    In connection with Ogden's restructuring plan, in 1997 Facility Services' New York City operations and the Charlotte, North Carolina, operations of Atlantic Design were sold. In 1996, the environmental laboratory business of Energy was sold, and in addition, the Other segment sold the operations of W.J. Schafer Associates, Ogden Professional Services, and the Facility Services group's operations outside of New York City and discontinued its asbestos abatement operations.

    The Entertainment segment consists principally of interests in themed attractions; live theater; concerts; gaming; large-format theaters and films; performing artist management; recorded music and video development; food, beverage, and novelty concession operations; and facility management at arenas, stadiums, amphitheaters, civic-convention centers, and other recreational facilities. Most of these services are provided at a wide variety of public and private facilities including stadiums, convention and exposition centers, arenas, parks, amphitheaters, and fairgrounds located in the United States, Mexico, Canada, Argentina, Germany, Australia, Spain, and the United Kingdom. Entertainment also operates a racetrack and four off-track betting parlors in Illinois.

    The Aviation segment provides specialized support services to airlines at locations in the United States, Canada, Europe, Latin America, and the Pacific Rim. The specialized support services provided by this group include comprehensive ground handling, ramp, passenger, cargo and warehouse, aviation fueling, and in-flight catering services. These services are performed through joint ventures, consortia, contracts with individual airlines, consolidated agreements with several airlines, and contracts with various airport authorities.

    The operations of Ogden's Energy segment are conducted by Ogden Energy Group, Inc., through four principal business groups-independent power, waste to energy, water and wastewater, and environmental consulting and engineering (collectively, "Energy").

    Revenues and income from continuing operations (expressed in thousands of dollars) for the years ended December 31, 1997, 1996, and 1995, were as follows:

                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
REVENUES:
Entertainment...........................................................  $    425,922  $    391,933  $    301,315
Aviation................................................................       363,264       426,746       450,046
Energy..................................................................       712,272       724,281       769,754
Other...................................................................       248,267       488,121       663,878
                                                                          ------------  ------------  ------------
Total revenues..........................................................  $  1,749,725  $  2,031,081  $  2,184,993
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
INCOME (LOSS) FROM OPERATIONS:
Entertainment...........................................................  $     30,545  $     20,259  $     (9,458)
Aviation................................................................        34,015        14,940         1,381
Energy..................................................................        94,433        90,464        64,716
Other...................................................................           528        16,745        22,518
                                                                          ------------  ------------  ------------
Total income from operations............................................       159,521       142,408        79,157
EQUITY IN NET INCOME (LOSS) OF INVESTEES AND JOINT VENTURES:
Entertainment...........................................................        (3,091)       (1,196)         (392)
Aviation................................................................         3,343         1,231           368
Energy..................................................................         1,605           325         4,423
Other...................................................................           179         3,244         2,467
                                                                          ------------  ------------  ------------
Total...................................................................       161,557       146,012        86,023
Corporate unallocated income and expenses-net...........................       (22,178)      (22,941)      (30,132)
Corporate interest-net..................................................        (8,601)      (13,430)      (15,365)
                                                                          ------------  ------------  ------------
CONSOLIDATED INCOME BEFORE INCOME
TAXES AND MINORITY INTEREST.............................................  $    130,778  $    109,641  $     40,526
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    In 1995, income from operations of Entertainment, Aviation, Energy, and Other reflects pretax charges of $6,500,000, $10,800,000, $32,400,000, and
$19,600,000, respectively, reflecting the adoption of SFAS No. 121 and other unusual charges (see Notes 20 and 21).

    Ogden's revenues include $53,600,000, $137,600,000, and $280,846,000 from the United States government contracts for the years ended December 31, 1997, 1996, and 1995, respectively.

    Total revenues by segment reflect sales to unaffiliated customers. In computing income from operations, none of the following have been added or deducted: unallocated corporate expenses, nonoperating interest expense, interest income, and income taxes.

    A summary (expressed in thousands of dollars) of identifiable assets, depreciation and amortization, and capital additions of continuing operations for the years ended December 31, 1997, 1996, and 1995, is as follows (reportable amounts for 1995 are shown as originally reported since the Corporation cannot practically restate these amounts):

                                                                        IDENTIFIABLE  DEPRECIATION AND   CAPITAL
                                                                           ASSETS       AMORTIZATION    ADDITIONS
                                                                        ------------  ----------------  ----------
1997
Entertainment.........................................................  $    317,313    $     14,731    $   52,523
Aviation..............................................................       250,474          13,129        19,008
Energy................................................................     2,808,571          72,835        39,967
Other.................................................................        81,512           2,423         2,131
Corporate.............................................................       181,425           1,259         2,572
                                                                        ------------        --------    ----------
Consolidated..........................................................  $  3,639,295    $    104,377    $  116,201
                                                                        ------------        --------    ----------
                                                                        ------------        --------    ----------
1996
Entertainment.........................................................  $    294,653    $     13,980    $   17,618
Aviation..............................................................       219,510          15,444        10,401
Energy................................................................     2,681,820          77,487        28,157
Other.................................................................       203,748           6,909         6,037
Corporate.............................................................       197,801           1,443         1,978
                                                                        ------------        --------    ----------
Consolidated..........................................................  $  3,597,532    $    115,263    $   64,191
                                                                        ------------        --------    ----------
                                                                        ------------        --------    ----------
1995
Services..............................................................  $    813,591    $     37,936    $   49,940
Energy................................................................     2,646,979          70,805        42,875
Corporate.............................................................       192,101             863            11
                                                                        ------------        --------    ----------
Consolidated..........................................................  $  3,652,671    $    109,604    $   92,826
                                                                        ------------        --------    ----------
                                                                        ------------        --------    ----------

    Ogden's areas of operations are principally in the United States. Operations outside of the United States are worldwide but primarily in Europe, South America, and Asia. No single foreign country or geographic area is significant to the consolidated operations. Foreign operations' revenues, income from operations, and identifiable assets were $248,970,000, $22,513,000, and $387,294,000, respectively, for 1997 and $238,500,000, $10,900,000, and
$275,100,000, respectively, for 1996.

27. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

(EXPRESSED IN THOUSANDS OF DOLLARS)                                               1997        1996        1995
-----------------------------------------------------------------------------  ----------  ----------  ----------
CASH PAID FOR INTEREST AND INCOME TAXES:
Interest (net of amounts capitalized)........................................  $  145,270  $  134,560  $  140,878
Income taxes.................................................................      24,187      20,552       9,885
NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of preferred shares for common shares.............................           3           2           4
Detail of Entities Acquired:
Fair value of assets acquired................................................     152,836      38,019      32,293
Liabilities assumed..........................................................     (89,624)    (21,051)    (16,819)
Net cash paid for acquisitions...............................................      63,212      16,968      15,474

28. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

    The estimated fair value (expressed in thousands of dollars) of financial instruments at December 31, 1997 and 1996, is summarized as follows:

                                                                         1997                    1996
                                                                ----------------------  ----------------------
                                                                 CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                                  AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                                ----------  ----------  ----------  ----------
ASSETS:
Cash and cash equivalents.....................................  $  185,671  $  185,671  $ 140,824    $ 140,824
Receivables...................................................     568,147     571,159     721,846     725,075
Restricted funds..............................................     309,895     309,711     310,811     310,716
Other assets..................................................      26,659      26,659      23,799      23,799
LIABILITIES:
Debt..........................................................     373,728     413,453     312,937     335,819
Convertible subordinated debentures...........................     148,650     143,342     148,650     142,546
Project debt..................................................   1,492,700   1,563,877   1,561,656   1,617,690
Other liabilities.............................................      21,175      18,729      21,245      18,330
OFF BALANCE-SHEET FINANCIAL INSTRUMENTS:
Unrealized losses on interest rate swap agreements............                   3,529                   1,413
Unrealized gains on interest rate swap agreements.............                     201                     670

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    For cash and cash equivalents, the carrying value of these amounts is a reasonable estimate of their fair value. The fair value of long-term unbilled receivables is estimated by using a discount rate that approximates the current rate for comparable notes. The fair value of restricted funds held in trust is based on quoted market prices of the investments held by the trustee. The fair value of noncurrent receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to such borrowers based on the remaining maturities, consideration of credit risks, and other business issues pertaining to such receivables. Other assets, consisting primarily of marketable securities, insurance and escrow deposits, and other miscellaneous financial instruments used in the ordinary course of business, are valued based on quoted market prices or other appropriate valuation techniques.

    Fair values for short-term debt and long-term debt were determined based on interest rates that are currently available to the Corporation for issuance of debt with similar terms and remaining maturities for debt issues that are not traded on quoted market prices. With respect to convertible subordinated debentures, fair values are based on quoted market prices. The fair value of project debt is estimated based on quoted market prices for the same or similar issues. Other liabilities are valued by discounting the future stream of payments using the incremental borrowing rate of the Corporation. The fair value of the Corporation's interest rate swap agreements is the estimated amount that the Corporation would receive or pay to terminate the swap agreements at the reporting date based on third-party quotations. The fair value of Ogden financial guarantees provided on behalf of customers (see Note 25) would be zero because Ogden receives no fees associated with such commitments.

    The fair-value estimates presented herein are based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair-value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP                           Two World Financial Center
                                                New York, NY 10281

The Board of Directors and Shareholders of Ogden Corporation:

We have audited the accompanying consolidated balance sheets of Ogden Corporation and subsidiaries as of December 31, 1997 and 1996, and the related statements of shareholders' equity, consolidated income and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1995 the Corporation adopted Statement of Financial Accounting Standards No. 121, relating to long-lived assets and long-lived assets to be disposed of.



/s/ Deloitte & Touche LLP


February 27, 1998

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



/s/ R. Richard Ablon                            /s/ Philip G. Husby
-------------------------------                -------------------------------
R. Richard Ablon                               Philip G. Husby
Chairman of the Board,                         Senior Vice President and
President, and                                 Chief Financial Officer
Chief Executive Officer

OGDEN CORPORATION AND SUBSIDIARIES
QUARTERLY RESULTS OF OPERATIONS


                       1997 QUARTER ENDED                          MARCH 31    JUNE 30     SEPT. 30     DEC. 31
-----------------------------------------------------------------  ----------  ----------  ----------  ----------
       (In thousands of dollars, except per-share amounts)
Total revenues...................................................  $  427,054  $  457,914  $  462,577  $  402,180
                                                                   ----------  ----------  ----------  ----------
Gross profit.....................................................  $   78,400  $   91,554  $   95,128  $   89,044
                                                                   ----------  ----------  ----------  ----------
Net income.......................................................  $   10,777  $   20,009  $   24,605  $   20,282
                                                                   ----------  ----------  ----------  ----------
Basic earnings per common share..................................  $     0.22  $     0.40  $     0.49  $     0.40
                                                                   ----------  ----------  ----------  ----------
Diluted earnings per common share................................  $     0.21  $     0.39  $     0.48  $     0.39
                                                                   ----------  ----------  ----------  ----------


                       1996 QUARTER ENDED                          MARCH 31    JUNE 30     SEPT. 30    DEC. 31
-----------------------------------------------------------------  ----------  ----------  ----------  ----------
       (In thousands of dollars, except per-share amounts)
Total revenues...................................................  $  520,672  $  546,099  $  500,641  $  463,669
                                                                   ----------  ----------  ----------  ----------
Gross profit.....................................................  $   82,057  $   89,216  $   91,111  $   85,013
                                                                   ----------  ----------  ----------  ----------
Net income.......................................................  $    9,288  $   16,888  $   20,388  $   17,970
                                                                   ----------  ----------  ----------  ----------
Basic earnings per common share..................................  $     0.19  $     0.34  $     0.41  $     0.36
                                                                   ----------  ----------  ----------  ----------
Diluted earnings per common share................................  $     0.18  $     0.34  $     0.40  $     0.35
                                                                   ----------  ----------  ----------  ----------


OGDEN CORPORATION AND SUBSIDIARIES
PRICE RANGE OF STOCK AND DIVIDEND DATA

                                                   1997                 1996
                                           --------------------  --------------------
                                             HIGH        LOW       HIGH        LOW
                                           ---------  ---------  ---------  ---------
Common:
First Quarter............................   22 5/8     18 3/8    23 7/8      19 3/8
Second Quarter...........................   22         19        20 7/8      17 7/8
Third Quarter............................   24 5/8     20 3/8    21 5/8      18
Fourth Quarter...........................   28 7/16    23 5/8    20 5/8      17 5/8
                                           ---------  ---------  ---------  ---------
Preferred:
First Quarter............................   118        118       128       128
Second Quarter...........................   114 1/2    114 1/2   121       117 1/4
Third Quarter............................   121        121       125 1/2   125 1/2
Fourth Quarter...........................   153        153            Not Traded
                                           ---------  ---------  --------- ---------

    Quarterly common stock dividends of $.3125 per share were paid to shareholders of record for the four quarters of 1997 and 1996, the dividends for the last quarters of 1997 and 1996 being paid in January of the subsequent years. Quarterly dividends of $.8376 were paid for the four quarters of 1997 and 1996 on the $1.875 preferred stock.