Form 10-K, Exhibit 13
period 1998-12-31
OGDEN CORP
filed 1999-03-29
CIK 73902

Ogden Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED OPERATIONS

    The following discussion and analysis should be read in conjunction with the Corporation's Financial Statements and Notes thereto.

    OPERATIONS: Revenues for 1998 were $1,692,375,000, which was 3.3% or $57,350,000 lower than the comparable period of 1997. This was primarily due to a decline of $155,814,000 in the Other segment's revenues, chiefly associated with the sales of Facility Services' New York operations in July 1997 and certain operations of Atlantic Design Company (ADC), a contract manufacturing business, in late 1997 and early 1998. The Entertainment segment's revenues were $59,633,000 higher, primarily reflecting increased activity at certain sports, amphitheatre, and convention venues and the World Trade Center, as well as the acquisition of the Enchanted Castle in late 1997 and the start-up of TinseltownTM operations in late 1998. The Aviation segment's revenues were $52,940,000 lower, primarily reflecting the sale of the domestic catering operations in the second quarter of 1998 as well as the sale of the Miami and Spanish in-flight catering businesses and certain ground handling operations in 1997. These decreases in the Aviation segment's revenues were partially offset by the gain on the sale of a 10% interest in the Hong Kong ground services company. The Energy segment's revenues were $91,771,000 higher, primarily due to the acquisition in late 1997 of Pacific Energy, Inc., and a 60% interest in four cogeneration plants in China; increased production at the Edison Bataan facility; the buyout of a waste-to-energy power sales contract; increased construction revenues associated with retrofit activity at several facilities; and an increase in Environmental consulting, engineering, and construction activity.

    Consolidated operating income for 1998 was $149,216,000, which was approximately 4.1% higher than the comparable period of 1997. The Entertainment segment's income from operations was $535,000 higher, primarily reflecting increased activity at the World Trade Center, convention centers, and South American operations, as well as the sale of certain contracts. These increases in Entertainment's income from operations were partially offset by the effects of the NBA lockout, start-up expenses at the TinseltownTM operation, and lower results at our Florida theme park and Aruba gaming operations. The Aviation segment's income from operations was $19,852,000 higher, primarily reflecting the gain on the sale of the domestic in-flight catering operations in June 1998 and the sale of a 10% interest in the Hong Kong ground services company. These increases in Aviation's income from operations were offset in part by reduced European operations, including the relocation of its headquarters, severance payments, and certain legal claims in 1998, and in part by the sale in 1997 of the Miami and Spanish in-flight catering businesses and certain ground services operations. The Energy segment's income from operations was $432,000 higher, chiefly associated with the acquisition in late 1997 of Pacific Energy, Inc., and a 60% interest in four cogeneration plants in China; increased activity at the Edison Bataan facility; the gain on the buyout of a power sales agreement and a contract termination agreement; as well as an increase in construction income, primarily related to increased retrofit activity. These increases were partially offset by increased development costs; reduced income at several waste-to-energy facilities, primarily due to increased maintenance costs; the amortization of the prepayment of a power sales agreement; legal settlements; and a decrease in environmental income from operations chiefly associated with the write-off of uncollectible notes receivable. The Other segment's income from operations was $3,248,000 lower, chiefly associated with the sale of certain noncore businesses and an investment in the Universal Ogden joint venture in 1997.

    Selling, general, and administrative expenses were $113,260,000, which was approximately 3.8% or $4,112,000 higher than 1997, primarily due to increased development costs; international office expansion; amortization of new data processing systems; as well as the settlement of certain litigation and proxy-related charges, partially offset by the sale of noncore businesses in 1997 and 1998. Debt service charges for 1998 were $1,295,000 lower than the comparable period of 1997, primarily due to lower debt outstanding. The Energy segment had three interest rate swap agreements entered into as hedges against interest rate exposure on three series of adjustable-rate project debt that resulted in additional debt service costs of $800,000 and $300,000 in 1998 and 1997, respectively. The 1998 amounts include $211,000 representing the net cost to close two of the three interest rate swap agreements that related to the refinancing of debt. The effect of these swap agreements on the weighted-average interest rate of project debt was not significant.

    Interest income for 1998 was $5,522,000 lower than 1997, primarily reflecting the repayment of debt by customers. Interest expense was $3,825,000 lower, chiefly associated with reduced borrowings and repayments on outstanding debt, partially offset by increased interest on notes issued in connection with the acquisition of Pacific Energy, Inc., and overseas operations. Ogden had two interest rate swap agreements covering notional amounts of $100,000,000 and $3,200,000, respectively. The first swap agreement expired on December 16, 1998, and was entered into in order to convert Ogden's fixed-rate $100,000,000, 9.25% debentures into variable-rate debt. The second swap agreement expires November 30, 2000, and was entered into to convert Ogden's $3,200,000 variable-rate debt to a fixed rate. These agreements resulted in additional interest expense in 1998 and 1997 of $100,000 and $400,000, respectively. The effect of these swap agreements on the weighted-average interest rate was not significant.

    Equity in income of investees and joint ventures for 1998 was $16,861,000 higher than the comparable period of 1997, chiefly associated with the results of Pacific Energy, Inc., joint ventures, which included the buyout of an energy sales agreement with respect to a 50% joint venture, and increased activity at several Entertainment and Aviation joint ventures. These increases were partially offset by start-up costs of Aviation's Bogota, Colombia, joint venture operations and lower activity at Entertainment's Spanish theme park joint venture.

    The effective income tax rate for 1998 was 40.4%, compared with 40.6% in 1997. Note 19 to the Consolidated Financial Statements contains a detailed reconciliation of the variances from the Federal statutory income tax rate.

    Revenues for 1997 were $1,749,725,000, which was 13.9% or $281,400,000 lower than the comparable period of 1996. This was primarily due to a decline of $239,900,000 in the Other segment's revenues, primarily reflecting revenues of businesses sold during 1996 and 1997--namely Facility Services, W.J. Schafer Associates, Ogden Professional Services (formerly in the Technology group), and certain operations of ADC. This reduction in revenues was partially offset by the net gain on such sales as well as the gain on the 1997 sale of the Corporation's 50% equity investment in the Universal Ogden joint venture. The Entertainment segment's revenues increased $34,000,000, chiefly associated with the inclusion of full-year results for Florida Leisure, Inc., which was acquired in 1996; new accounts; and the start-up of operations of the American Wilderness Experience(TM) in the United States as well as operations in Germany and Aruba. The Aviation segment's revenues were $63,500,000 lower, primarily resulting from the 1997 sales of the Miami and Spanish in-flight catering operations and certain ground service operations, which were partially offset by the gain on the sale of such businesses as well as the sale of a 5% interest in the Hong Kong ground services company. The Energy segment's revenues were $12,000,000 lower, primarily due to reduced activity in the consulting and engineering groups, reduced construction activity, and the effect of certain favorable legal settlements in 1996. This reduction in revenues was partially offset by increased customer activity at several waste-to-energy facilities, the commencement of operations of the Independent Power group's Edison Bataan facility, and the acquisition of Pacific Energy, Inc., in September 1997.

    Consolidated operating income for 1997 was $143,362,000, which was approximately 16.9% or $20,700,000 higher than 1996. The Entertainment segment's income from operations was $10,300,000 higher, primarily reflecting new accounts and increased customer activity in several domestic sports and amphitheatre venues and in European operations, partially offset by development costs associated with the American Wilderness Experience(TM) project. The Aviation segment's income from operations increased $19,100,000, chiefly associated with the sales of the Miami and Spanish in-flight catering operations, a 5% interest in the Hong Kong ground services company, and certain ground services operations in 1997 and a charge in 1996 reflecting the decision to close a ground service location, which were partially offset by reduced activity in catering and European customer activity. The Energy segment's income from operations was $5,100,000 higher, primarily reflecting increased income in the Independent Power group, reflecting the acquisitions of the Edison Bataan facility in August 1996 and Pacific Energy, Inc., in September 1997. These increases were partially offset by reduced income in the Waste-to-Energy group, chiefly associated with the effect of a 1996 favorable legal settlement, which more than offset increased activity at several waste-to-energy facilities. The Other segment's income from operations decreased $16,200,000 due to the net impact of the businesses sold in 1996 and 1997 and the effect of the 1997 provision for the disposition of certain operations of ADC, partially offset by the gain on the sales in 1997 of Facility Services' operations in New York City and the Corporation's 50% equity interest in the Universal Ogden joint venture.

    Selling, general, and administration expenses for 1997 were $109,148,000, which was approximately 8.4% or $10,000,000 lower than 1996, chiefly associated with the sale of noncore businesses and the benefit of Ogden's restructuring activities. Debt service charges for 1997 were $4,600,000 lower than the comparable period of 1996, primarily due to lower average debt outstanding on various waste-to-energy facilities, partially offset by increased project debt associated with the Edison Bataan facility. The Energy segment had three interest rate swap agreements entered into as hedges against interest rate exposure on three series of adjustable-rate project debt that resulted in additional debt service costs of $300,000 and $700,000 for 1997 and 1996, respectively. The effect of these swap agreements on the weighted-average interest rate of project debt was not significant.

    Interest income for 1997 was $8,300,000 higher than 1996, chiefly associated with interest earned on increased loans to customers and joint ventures and notes receivable received in connection with the sale of various operations, as well as higher cash and cash equivalents. Interest expense was $4,700,000 higher, chiefly associated with borrowings relating to loans to customers, partially offset by lower borrowings on revolving credit lines. Ogden had two interest rate swap agreements covering notional amounts of $100,000,000 and $4,700,000, respectively. The first swap agreement expired on December 16, 1998, and was entered into in order to convert Ogden's fixed-rate $100,000,000, 9.25% debentures into variable-rate debt. The second swap agreement expires November 30, 2000, and was entered into in order to convert Ogden's $4,700,000 variable-rate debt to a fixed rate. These agreements resulted in additional interest expense in 1997 and 1996 of $400,000 and $200,000, respectively. The effect of these swap agreements on the weighted-average interest rate was not significant.

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

    The effective income tax rate for 1997 was 40.6%, compared with 42.1% in 1996. This decrease of 1.5% was due to a net reduction in the net permanent differences between book and taxable income. Note 19 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

    CAPITAL INVESTMENTS AND COMMITMENTS: During 1998, capital investments amounted to $141,200,000, of which $19,000,000, inclusive of restricted funds transferred from funds held in trust, was for Energy facilities and $122,200,000 was for normal replacement and growth in Entertainment ($73,400,000), Aviation ($31,000,000), Energy ($13,200,000), Other ($2,200,000), and Corporate
($2,400,000) operations.

    At December 31, 1998, capital commitments amounted to $224,735,000, which included $148,035,000 for normal replacement, modernization, and growth in Entertainment ($125,503,000), Aviation ($7,221,000), Energy ($15,200,000), and
Corporate ($111,000) operations. Energy also has a commitment to pay, in 2008, $10,600,000 for a service contract extension at a waste-to-energy facility. Also included was $66,100,000 for Energy's coal-fired power project in the Philippines, a natural gas-fired power plant in Bangladesh, and an investment in a joint venture, reflecting $44,400,000 for the remaining mandatory equity contributions, $5,700,000 for contingent equity contributions, and $16,000,000 for a standby letter of credit in support of debt service reserve requirements. Funding for the remaining mandatory equity contributions is being provided through bank credit facilities, which must be repaid in June 2000 through December 2001. The Corporation also has a $24,400,000 contingent equity contribution in Entertainment ($11,400,000) and Aviation ($13,000,000) joint ventures. In addition, compliance with the standards and guidelines under the Clean Air Act Amendments of 1990 may require further Energy capital expenditures of approximately $54,000,000, including amounts that would be required if certain service agreement amendments are finalized through December 2000, subject to the final time schedules determined by the individual states in which the Corporation's waste-to-energy facilities are located.

    Ogden and certain of its subsidiaries have issued or are party to performance bonds and guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain waste-to-energy, entertainment, and other facilities. In the normal course of business, they are involved in legal proceedings in which damages and other remedies are sought. In connection with certain contractual arrangements, Ogden has agreed to provide a vendor with specified amounts of business over a three-year period. If these amounts are not provided, the Corporation may be liable for prorated damages of up to approximately $3,000,000. Management does not expect that these contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on Ogden's Consolidated Financial Statements.

    During 1994, a subsidiary of Ogden entered into a 30-year facility management contract, pursuant to which it agreed to advance funds to a customer, and if necessary, to assist the customer's refinancing of senior secured debt incurred in connection with the construction of the facility. Ogden is obligated to purchase such senior secured debt in the amount of $97,685,000 on December 30, 2002, if the debt is not refinanced prior to that time. Ogden is also required to repurchase the outstanding amount of certain subordinated secured debt of such customer on December 30, 2002. At December 31, 1998, the amount outstanding was $51,625,000. In addition, on December 31, 1998, the Corporation had guaranteed indebtedness of $19,363,000 of an affiliate and principal tenant of this customer. Subsequent to December 31, 1998, such tenant repaid $8,637,000 of indebtedness owed to Ogden, and Ogden's previous guarantees of the tenant's indebtedness were released and replaced by a guarantee of $3,284,000 of the tenant's senior secured term debt and a guarantee of up to $7,882,000 of the tenant's secured revolving debt. In addition, Ogden is obligated to purchase $19,704,000 of the tenant's secured subordinated indebtedness on January 29, 2004, if such indebtedness has not been repaid or refinanced prior to that time.

Ogden has guaranteed borrowings of another customer amounting to approximately $12,900,000 as well as $8,800,000 of borrowings of joint ventures in which Ogden has an equity interest. Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

    The Corporation is exposed to various market risks including changes in interest rates and foreign currency exchange rates. Since approximately 85% of the Corporation's debt is at fixed interest rates, the Corporation's exposure to interest-rate fluctuations is not material to the Consolidated Financial Statements. The Corporation has entered into financial instruments on several occasions to reduce the impact of changes in interest rates. At December 31, 1998, Ogden had two interest rate swap agreements, which are described above and in the Long-Term and Project Debt notes to the Consolidated Financial Statements. Ogden is also exposed to foreign currency risks due to changes in exchange rates. The Corporation primarily operates in Latin America, Europe, Asia, and Canada. Since the Corporation does not plan to repatriate foreign assets and considers foreign earnings to be permanently invested overseas, the exposure to changes in foreign currency exchange rates is primarily limited to cumulative translation adjustments, which have been charged to Other Comprehensive Income. Ogden does not enter into derivatives or other financial instruments for trading or speculative purposes.

    LIQUIDITY/CASH FLOW: Net cash provided from operating activities was $65,276,000 higher than the comparable period of 1997, primarily reflecting an increase of $198,400,000 in deferred income chiefly associated with the prepayment of a power sales agreement for a waste-to-energy facility, partially offset by the collection in 1997 of $41,700,000 relating to certain legal settlements as well as the collection of receivables relating to businesses sold. Net cash used in investing activities increased $72,708,000, primarily reflecting an increase in marketable securities available for sale of $46,169,000, reduced collections of loans to customers of $36,200,000, lower distributions from investees and joint ventures of $37,500,000, and increased capital expenditures of $24,974,000. These increases were partially offset by increased proceeds from the sale of businesses of $22,700,000 and a decrease of $42,495,000 in amounts expended for the purchase of business. Net cash used in financing activities was $37,045,000 lower, chiefly associated with a net increase in debt of $48,149,000 primarily reflecting refinancing of certain project debt and debt associated with foreign operations, a decrease of $39,487,000 in restricted funds held in trust, and a $6,242,000 increase in proceeds from the exercise of stock options. These decreases in net cash used in financing activities were partially offset by the purchase of treasury shares amounting to $56,381,000.

    At December 31, 1998, the Corporation had $261,119,000 in cash and cash equivalents and unused revolving credit lines of $200,000,000. In 1998, Ogden's Board of Directors increased the authorization to purchase shares of the Corporation's common stock up to a total of $200,000,000. Through January 1999, 2,182,800 shares of common stock were purchased for a total cost of $57,884,000.

    YEAR 2000 ISSUES: Background -- The term "Year 2000 issue" generally refers to the problems that may occur from the improper processing of date-sensitive calculations, date comparisons, and leap-year determination by computers and other machinery containing computer chips (i.e., "embedded systems"). In an effort to save expensive memory and processing time, most of the world's computer hardware and software historically used only two digits to identify the year in a date. If not corrected or replaced, many systems will fail to distinguish between the years 2000 and 1900 and will incorrectly process related date information.

    STATE OF READINESS -- Ogden has established a Year 2000 project plan that is actively addressing its Year 2000 issues. The project is comprised of four phases: awareness, assessment, action, and anticipation. The awareness phase included the education of the Corporation's Board of Directors, management, and staff regarding the Year 2000 issue and Ogden's strategy to address the issues. The awareness phase of the project is completed. The objective of the project's assessment phase is to inventory and assess the Year 2000 compliance of Ogden's internal information technology and embedded systems, as well as to ascertain the compliance of the products and services provided to Ogden by third parties. Ogden's internal assessment was largely completed in 1998. The assessment of third parties on which the Corporation relies for key services and products is in progress. The assessment phase is expected to be completed by the end of the first quarter of 1999, which is slightly behind the original schedule. Ogden's action phase includes the prioritization, remediation, and testing of Year 2000 solutions. The Corporation has begun the remediation of all its mission-critical systems through a series of projects with completion dates between January 1997 and October 1999. Additional corrective efforts will be initiated as assessments are finalized and the related issues prioritized. The fourth phase of Ogden's Year 2000 project, the anticipation phase, includes the development and implementation of contingency plans for key business functions that are in jeopardy of not being thoroughly tested or Year 2000 compliant on a timely basis. The anticipation phase of the project is scheduled to commence in the first quarter of 1999 and is expected to continue throughout 1999.

Ogden has made considerable progress toward Year 2000 compliance as a result of its initiative to improve access to business information through the implementation of common, integrated computing systems across the operations of the Corporation. This initiative commenced in 1996 with the replacement of Ogden's domestic administrative systems with PeopleSoft systems and the upgrade of associated infrastructure. The implementations of these Year 2000 compliant systems are 90% completed, with all expected to be achieved by the first quarter of 1999. Additionally, efforts are in progress to replace or upgrade the international administrative systems and a variety of key operating systems. Ogden has not deferred any specific information technology project as a result of the implementation of the Year 2000 project.

    COSTS -- The total costs associated with resolving the Corporation's Year 2000 issues are not expected to be material to Ogden's financial condition. Based on the assessments completed to date, the estimated costs of the Year 2000 project are $11,200,000, the majority of which will be incurred in 1999. The estimated costs will be refined as remedial plans are executed and contingency plans developed. Ogden is implementing or upgrading a number of systems (e.g., PeopleSoft), as part of its initiative to improve access to key business information. The costs of implementing those systems are not included in these estimates.

    RISKS -- Ogden believes that the diversity of its business and the implementation of its Year 2000 project will significantly reduce the possibility of interruptions of normal operations. Ogden believes that by the end of the first quarter of 1999, it will be able to fully determine its most reasonably likely worst-case scenarios. Based on the assessment efforts to date, Ogden does not believe that the Year 2000 issue will have a material adverse effect on the Corporation's financial condition. However, failing to resolve Year 2000 issues on a timely basis could have a material adverse effect on the Corporation's operations, although it is not possible at this time to quantify the amount of business that may be lost or the costs that may be incurred.

    CONTINGENCY PLANS -- Ogden's Year 2000 project strategy includes the development of contingency plans for any business functions determined to be at risk of being unable to remediate or properly test Year 2000 issues on a timely basis. While Ogden is not presently aware of any significant exposure that its systems will not be properly remediated on a timely basis, there can be no assurances that all Year 2000 remediation processes will be completed and properly tested before the year 2000 or that contingency plans will sufficiently mitigate the risk of a Year 2000 compliance problem. Ogden expects to develop and implement contingency plans starting in the first quarter of 1999. The contingency planning process is an ongoing one that will continue through 1999 as Ogden obtains relevant Year 2000 compliance information resulting from its internal remediation and testing efforts as well as from third parties.

    Any statements in this communication, including but not limited to the "Year 2000 Issue" discussion, which may be considered to be "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995, are subject to certain risk and uncertainties. The factors that could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified from time to time in the Corporation's public filings with the Securities and Exchange Commission and more generally, general economic conditions, including changes in interest rates and the performance of the financial markets; changes in domestic and foreign laws, regulations, and taxes; changes in competition and pricing environments; and regional or general changes in asset valuations.

Ogden Corporation and Subsidiaries
SELECTED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------------------
December 31,                                           1998             1997              1996            1995             1994
------------------------------------------------------------------------------------------------------------------------------------
(In thousands of dollars, except per-share amounts)
TOTAL REVENUES ...............................    $   1,692,375    $   1,749,725    $   2,031,081    $   2,184,993    $   2,104,547
                                                  -------------    -------------    -------------    -------------    -------------

Income before cumulative effect of
changes in accounting principles .............           86,970           75,673           64,534            7,444           67,826
Cumulative effect of changes in
accounting principles ........................                                                                               (1,520)
                                                  -------------    -------------    -------------    -------------    -------------
Net income ...................................           86,970           75,673           64,534            7,444           66,306
                                                  -------------    -------------    -------------    -------------    -------------

BASIC EARNINGS PER SHARE:
Income before cumulative effect of
changes in accounting principles .............             1.74             1.51             1.30             0.15             1.55
Cumulative effect of changes in
accounting principles ........................                                                                                (0.03)
                                                  -------------    -------------    -------------    -------------    -------------
Total ........................................             1.74             1.51             1.30             0.15             1.52
                                                  -------------    -------------    -------------    -------------    -------------

DILUTED EARNINGS PER SHARE:
Income before cumulative effect of
changes in accounting principles .............             1.70             1.49             1.28             0.15             1.51
Cumulative effect of changes in
accounting principles ........................                                                                                (0.03)
                                                  -------------    -------------    -------------    -------------    -------------
Total ........................................             1.70             1.49             1.28             0.15             1.48
                                                  -------------    -------------    -------------    -------------    -------------
Total Assets .................................        3,922,843        3,639,295        3,597,532        3,652,671        3,644,886
                                                  -------------    -------------    -------------    -------------    -------------
Long-Term Obligations ........................        1,907,465        1,927,330        1,958,717        2,044,186        2,047,031
                                                  -------------    -------------    -------------    -------------    -------------
Shareholders' Equity .........................          549,100          566,091          550,925          546,978          596,818
                                                  -------------    -------------    -------------    -------------    -------------
Shareholders' Equity Per Common Share ........            11.20            11.24            11.06            11.04            12.21
                                                  -------------    -------------    -------------    -------------    -------------
Cash Dividends Declared Per
Common Share .................................             1.25             1.25             1.25             1.25             1.25
                                                  -------------    -------------    -------------    -------------    -------------

NET INCOME IN 1995 REFLECTS A NET AFTER-TAX CHARGE OF $48.9 MILLION, OR $.98 PER SHARE, DILUTED, REFLECTING THE IMPAIRMENT OF ASSETS AND OTHER CHARGES.

Ogden Corporation and Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME
AND COMPREHENSIVE INCOME

-----------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                           1998                   1997                   1996
-----------------------------------------------------------------------------------------------------------------------------------
Service revenues ..............................................       $ 1,089,208,000        $ 1,133,108,000        $ 1,392,686,000
Net sales .....................................................           512,958,000            582,134,000            621,830,000
Construction revenues .........................................            41,025,000                                     3,402,000
Net gain on sale of businesses ................................            49,184,000             34,483,000             13,163,000
                                                                      ---------------        ---------------        ---------------
Total revenues ................................................         1,692,375,000          1,749,725,000          2,031,081,000
                                                                      ---------------        ---------------        ---------------
Operating costs and expenses ..................................           860,985,000            855,917,000          1,088,546,000
Costs of goods sold ...........................................           432,438,000            539,640,000            592,223,000
Construction costs ............................................            36,113,000                                     2,196,000
Selling, administrative, and general expenses .................           113,260,000            109,148,000            119,147,000
Debt service charges ..........................................           100,363,000            101,658,000            106,306,000
                                                                      ---------------        ---------------        ---------------
Total costs and expenses ......................................         1,543,159,000          1,606,363,000          1,908,418,000
                                                                      ---------------        ---------------        ---------------
Consolidated operating income .................................           149,216,000            143,362,000            122,663,000
Equity in income of investees and joint ventures ..............            18,897,000              2,036,000              3,604,000
Interest income ...............................................            17,953,000             23,476,000             15,142,000
Interest expense ..............................................           (33,900,000)           (37,725,000)           (33,040,000)
Other income (deductions) -net ................................               864,000               (371,000)             1,272,000
                                                                      ---------------        ---------------        ---------------
Income before income taxes and minority interests .............           153,030,000            130,778,000            109,641,000
Income taxes ..................................................           (61,797,000)           (53,100,000)           (46,161,000)
Minority interests ............................................            (4,263,000)            (2,005,000)             1,054,000
                                                                      ---------------        ---------------        ---------------
NET INCOME ....................................................            86,970,000             75,673,000             64,534,000
                                                                      ---------------        ---------------        ---------------

Other Comprehensive Income, Net of Tax:
Foreign currency translation adjustments ......................            (2,170,000)            (8,094,000)            (3,111,000)
Unrealized Gains on Securities:
Unrealized holding gains arising during period ................               470,000              1,637,000              1,074,000
Less: reclassification adjustment for gains
included in net income ........................................                                   (2,046,000)              (843,000)
Minimum pension liability adjustment ..........................              (392,000)               241,000                195,000
                                                                      ---------------        ---------------        ---------------
Other comprehensive income ....................................            (2,092,000)            (8,262,000)            (2,685,000)
                                                                      ---------------        ---------------        ---------------
Comprehensive income ..........................................       $    84,878,000        $    67,411,000        $    61,849,000
                                                                      ---------------        ---------------        ---------------
                                                                      ---------------        ---------------        ---------------
Basic Earnings Per Share ......................................       $          1.74        $          1.51        $          1.30
                                                                      ---------------        ---------------        ---------------
                                                                      ---------------        ---------------        ---------------
Diluted Earnings Per Share ....................................       $          1.70        $          1.49        $          1.28
                                                                      ---------------        ---------------        ---------------
                                                                      ---------------        ---------------        ---------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ogden Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS


Assets                                                                        December 31,                1998                 1997
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents ................................................................      $  261,119,000       $  185,671,000
Marketable securities available for sale .................................................          44,685,000
Restricted funds held in trust ...........................................................         110,553,000          103,882,000
Receivables (less allowances: 1998, $30,595,000 and 1997, $20,207,000) ...................         394,923,000          393,185,000
Inventories ..............................................................................          31,100,000           34,235,000
Deferred income taxes ....................................................................          49,327,000           56,690,000
Other ....................................................................................          62,742,000           59,211,000
                                                                                                --------------       --------------
Total current assets .....................................................................         954,449,000          832,874,000
Property, plant, and equipment--net ......................................................       1,987,643,000        1,947,547,000
Restricted funds held in trust ...........................................................         180,922,000          206,013,000
Unbilled service and other receivables (less allowances: 1997, $3,000,000) ...............         173,630,000          174,962,000
Unamortized contract acquisition costs ...................................................         132,818,000          141,281,000
Goodwill and other intangible assets .....................................................         130,031,000           93,847,000
Investments in and advances to investees and joint ventures ..............................         205,702,000          137,323,000
Other assets .............................................................................         157,648,000          105,448,000
                                                                                                --------------       --------------
TOTAL ASSETS .............................................................................      $3,922,843,000       $3,639,295,000
                                                                                                --------------       --------------
                                                                                                --------------       --------------

-----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Current Liabilities:
Notes payable .............................................................                     $   45,600,000        $
Current portion of long-term debt .........................................                         30,232,000           19,696,000
Current portion of project debt ...........................................                         63,201,000           68,052,000
Dividends payable .........................................................                         15,403,000           15,721,000
Accounts payable ..........................................................                         94,629,000          109,719,000
Federal and foreign income taxes payable ..................................                         21,776,000            1,913,000
Accrued expenses, etc .....................................................                        305,942,000          267,874,000
Deferred income ...........................................................                         47,991,000           42,962,000
                                                                                                --------------       --------------
Total current liabilities .................................................                        624,774,000          525,937,000
Long-term debt ............................................................                        391,287,000          354,032,000
Project debt ..............................................................                      1,367,528,000        1,424,648,000
Deferred income taxes .....................................................                        396,648,000          383,341,000
Deferred income ...........................................................                        201,563,000           20,313,000
Other liabilities .........................................................                        215,119,000          187,866,000
Minority interests ........................................................                         28,174,000           28,417,000
Convertible subordinated debentures .......................................                        148,650,000          148,650,000
                                                                                                --------------       --------------
TOTAL LIABILITIES .........................................................                      3,373,743,000        3,073,204,000
                                                                                                --------------       --------------
                                                                                                --------------       --------------

SHAREHOLDERS' EQUITY:
Serial cumulative convertible preferred stock, par value $1.00 per share;
authorized, 4,000,000 shares; shares outstanding: 42,218 in 1998 and 44,346
in 1997, net of treasury shares of 29,820 in 1998 and 1997 ................                             43,000               45,000

Common stock, par value $.50 per share; authorized, 80,000,000 shares;
shares outstanding: 48,945,989 in 1998 and 50,295,123 in 1997, net of
treasury shares of 4,561,963 in 1998 and 3,135,123 in 1997 ................                         24,473,000           25,147,000
Capital surplus ...........................................................                        173,413,000          212,383,000
Earned surplus ............................................................                        367,984,000          343,237,000
Accumulated other comprehensive income ....................................                        (16,813,000)         (14,721,000)
                                                                                                --------------       --------------
Total Shareholders' Equity ................................................                        549,100,000          566,091,000
                                                                                                --------------       --------------
Total Liabilities and Shareholders' Equity ................................                     $3,922,843,000       $3,639,295,000
                                                                                                --------------       --------------
                                                                                                --------------       --------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ogden Corporation and Subsidiaries
STATEMENTS OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                   1998                          1997                           1996
------------------------------------------------------------------------------------------------------------------------------------
                                                 Shares         Amounts         Shares        Amounts         Shares         Amounts
------------------------------------------------------------------------------------------------------------------------------------
Serial Cumulative Convertible Preferred
Stock, Par Value $1.00 Per Share;
Authorized, 4,000,000 Shares:
Balance at beginning of year ...........         74,166   $      75,000         77,509  $      78,000        79,289   $      80,000
Shares converted into common stock .....         (2,128)         (2,000)        (3,343)        (3,000)       (1,780)         (2,000)
                                          -------------   -------------  -------------  ------------- -------------   -------------
Total ..................................         72,038          73,000         74,166         75,000        77,509          78,000
Treasury shares ........................        (29,820)        (30,000)       (29,820)       (30,000)      (29,820)        (30,000)
                                          -------------   -------------  -------------  ------------- -------------   -------------
Balance at end of year (aggregate
involuntary liquidation value--1998,
$851,000) ..............................         42,218          43,000         44,346         45,000        47,689          48,000
                                          -------------   -------------  -------------  ------------- -------------   -------------
Common Stock, Par Value $.50 Per Share;
Authorized, 80,000,000 Shares:
Balance at beginning of year ...........     53,430,246      26,715,000     53,350,650     26,675,000    53,202,904      26,602,000
Exercise of stock options, less
common stock utilized ..................         65,000          33,000         59,640         30,000       137,134          68,000
Conversion of preferred shares .........         12,706           6,000         19,956         10,000        10,612           5,000
                                          -------------   -------------  -------------  ------------- -------------   -------------
Total ..................................     53,507,952      26,754,000     53,430,246     26,715,000    53,350,650      26,675,000
                                          -------------   -------------  -------------  ------------- -------------   -------------
Treasury shares at beginning of year ...      3,135,123       1,568,000      3,606,123      1,803,000     3,735,123       1,868,000
Purchase of treasury shares ............      2,121,100       1,060,000
Exercise of stock options ..............       (694,260)       (347,000)      (471,000)      (235,000)     (129,000)        (65,000)
                                          -------------   -------------  -------------  ------------- -------------   -------------
Treasury shares at end of year .........      4,561,963       2,281,000      3,135,123      1,568,000     3,606,123       1,803,000
                                          -------------   -------------  -------------  ------------- -------------   -------------
Balance at end of year .................     48,945,989      24,473,000     50,295,123     25,147,000    49,744,527      24,872,000
                                          -------------   -------------  -------------  ------------- -------------   -------------
Capital Surplus:
Balance at beginning of year ...........                    212,383,000                   202,162,000                   197,921,000
Exercise of stock options,
less common stock utilized .............                     16,355,000                    10,228,000                     4,244,000
Purchase of treasury shares ............                    (55,321,000)
Conversion of preferred shares .........                         (4,000)                       (7,000)                       (3,000)
                                                          -------------                 -------------                 -------------
Balance at end of year .................                    173,413,000                   212,383,000                   202,162,000
                                                          -------------                 -------------                 -------------
Earned Surplus:
Balance at beginning of year ...........                    343,237,000                   330,302,000                   328,047,000
Net income .............................                     86,970,000                    75,673,000                    64,534,000
                                                          -------------                 -------------                 -------------
Total ..................................                    430,207,000                   405,975,000                   392,581,000
                                                          -------------                 -------------                 -------------
Preferred dividends--per share 1998,
1997, and 1996, $3.35 ..................                        144,000                       152,000                       161,000
Common dividends--per share 1998, 1997,
and 1996, $1.25 ........................                     62,079,000                    62,586,000                    62,118,000
                                                          -------------                 -------------                 -------------
Total dividends ........................                     62,223,000                    62,738,000                    62,279,000
                                                          -------------                 -------------                 -------------
Balance at end of year .................                    367,984,000                   343,237,000                   330,302,000
                                                          -------------                 -------------                 -------------
Cumulative Translation Adjustment--Net .                    (16,032,000)                  (13,862,000)                   (5,768,000)
                                                          -------------                 -------------                 -------------
Minimum Pension Liability Adjustment ...                       (716,000)                     (324,000)                     (565,000)
                                                          -------------                 -------------                 -------------
Net Unrealized Loss on Securities
Available For Sale .....................                        (65,000)                     (535,000)                     (126,000)
                                                          -------------                 -------------                 -------------
Total Shareholders' Equity .............                  $ 549,100,000                 $ 566,091,000                 $ 550,925,000
                                                          -------------                 -------------                 -------------
                                                          -------------                 -------------                 -------------

See Notes to Consolidated Financial Statements

Ogden Corporation and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS

---------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                           1998            1997            1996
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...................................................... $  86,970,000   $  75,673,000   $  64,534,000
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation and amortization ...................................   114,334,000     104,377,000     115,263,000
Deferred income taxes ...........................................    18,696,000      24,975,000      20,027,000
Other ...........................................................   (51,278,000)    (26,015,000)    (20,663,000)
Management of Operating Assets and Liabilities:
Decrease (Increase) in Assets:
Accounts receivable .............................................   (10,475,000)    111,326,000      54,633,000
Inventories .....................................................     2,137,000      18,916,000     (27,392,000)
Other assets ....................................................   (26,348,000)     (5,313,000)    (25,231,000)
Increase (Decrease) in Liabilities:
Accounts payable ................................................   (29,861,000)      7,892,000      (1,608,000)
Accrued expenses ................................................   (19,401,000)    (46,582,000)     (1,689,000)
Deferred income .................................................   195,038,000      (3,393,000)     10,233,000
Other liabilities ...............................................    28,014,000     (19,306,000)    (11,927,000)
                                                                  -------------   -------------   -------------
Net cash provided by operating activities .......................   307,826,000     242,550,000     176,180,000
                                                                  -------------   -------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Entities purchased, net of cash acquired ........................   (20,717,000)    (63,212,000)    (16,968,000)
Proceeds from sale of marketable securities available for sale ..    14,232,000      13,970,000      13,158,000
Proceeds from sale of businesses ................................    83,817,000      61,164,000      90,946,000
Proceeds from sale of property, plant, and equipment ............     7,074,000       4,865,000       6,803,000
Investments in Energy facilities ................................   (18,847,000)    (28,459,000)    (14,303,000)
Other capital expenditures ......................................  (122,328,000)    (87,742,000)    (49,888,000)
Decrease in other receivables ...................................    14,827,000      51,046,000      10,553,000
Investments in marketable securities available for sale .........   (60,139,000)    (13,970,000)
Distributions from investees and joint ventures .................    12,102,000      49,605,000
Increases in investments in and advances to investees
and joint ventures ..............................................   (46,500,000)    (68,748,000)    (19,985,000)
Other ...........................................................   (17,710,000)
                                                                  -------------   -------------   -------------

Net cash provided by (used in) investing activities .............  (154,189,000)    (81,481,000)     20,316,000
                                                                  -------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings for Energy facilities ................................   506,518,000      57,358,000     124,272,000
Other new debt ..................................................    90,806,000     102,266,000       6,552,000
Payment of debt .................................................  (607,521,000)   (217,970,000)   (229,206,000)
Dividends paid ..................................................   (62,541,000)    (62,564,000)    (62,026,000)
Purchase of treasury stock ......................................   (56,381,000)
Decrease in funds held in trust .................................    40,415,000         928,000       3,903,000
Proceeds from exercise of stock options .........................    16,735,000      10,493,000       4,377,000
Other ...........................................................    (5,922,000)     (5,447,000)       (289,000)
                                                                  -------------   -------------   -------------
Net cash used in financing activities ...........................   (77,891,000)   (114,936,000)   (152,417,000)
                                                                  -------------   -------------   -------------
Effect of foreign currency exchange rate changes
on cash and cash equivalents ....................................      (298,000)     (1,286,000)        (37,000)
                                                                  -------------   -------------   -------------
NET INCREASE IN CASH AND CASH EQUIVALENTS .......................    75,448,000      44,847,000      44,042,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ..................   185,671,000     140,824,000      96,782,000
                                                                  -------------   -------------   -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ........................ $ 261,119,000   $ 185,671,000   $ 140,824,000
                                                                  -------------   -------------   -------------
                                                                  -------------   -------------   -------------

See Notes to Consolidated Financial Statements

Ogden Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION, COMBINATIONS, ETC.: The Consolidated Financial Statements include the accounts of Ogden Corporation and its subsidiaries (Ogden). Companies in which Ogden has equity investments of 50% or less and has the ability to exercise significant influence are accounted for using the "Equity Method." All intercompany transactions and balances have been eliminated.

        In 1998, in transactions accounted for as purchases, Ogden acquired the shares of Casino Iguazu in Argentina and an environmental related construction company for a total cost of $45,500,000. The operations of these companies have been included in the accompanying financial statements from dates of acquisition. If Ogden had acquired these companies at January 1, 1997, consolidated revenues, net income, and diluted earnings per share would have been $1,727,900,000, $81,605,000, and $1.60 for 1998 and
    $1,794,140,000, $80,508,000, and $1.58 for 1997.

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

        In December 1996, in transactions accounted for as purchases, Ogden acquired the shares of Florida Leisure, Inc., and Edison Bataan Cogeneration Corporation for a total cost of $16,968,000. The operations of these companies have been included in the accompanying financial statements from dates of acquisition. If Ogden had acquired these companies at January 1, 1996, consolidated revenues, net income, and diluted earnings per share would have been $2,033,000,000, $60,565,000, and $1.20 for 1996.

        In connection with Ogden's restructuring plan, the Binghamton, New York, and Cork, Ireland, operations of Atlantic Design Company (ADC), a contract manufacturing company, were sold in January 1998, and the Aviation segment's domestic in-flight catering operations were sold in June 1998; the Facility Services group's operations in New York City were sold in July 1997; and the Charlotte, North Carolina, operations of ADC were sold in September 1997. The environmental business of Ogden Environmental and Energy Services (OEES) was transferred to the Energy segment, formerly Projects, as of January 1, 1996. In the first quarter of 1996, the laboratory business of OEES as well as W.J. Schafer Associates, a unit of Ogden Technology Services, were sold. The Ogden Professional Services business, another unit of Ogden Technology Services, was sold in April 1996. In June 1996, the Facility Services group's operations outside of New York City were sold, and the asbestos abatement operations were discontinued.

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

    MARKETABLE SECURITIES: Marketable securities are classified as available for sale and recorded at current market value. Net unrealized gains and losses on marketable securities available for sale are credited or charged to Other Comprehensive Income (see Note 2).

    CONTRACTS AND REVENUE RECOGNITION: Service revenues include the fees for cost-plus contracts and other types of contracts. Both the service revenues and operating expenses exclude reimbursed expenditures of $135,444,000, $283,900,000, and $357,698,000 for the years ended December 31, 1998, 1997, and 1996, respectively. Subsidiaries engaged in governmental contracting recognize revenues from cost-plus-fixed-fee contracts on the basis of direct costs incurred plus indirect expenses and the allocable portion of the fixed fee. Revenues under time-and-material contracts are recorded at the contracted rates as the labor hours and other direct costs are incurred. Revenues under fixed-price contracts are recognized on the basis of the estimated percentage of completion of services rendered. Service revenues also include the fees earned under contracts to operate and maintain the waste-to-energy facilities and to service the facilities' debt, with additional fees earned based on excess tonnage processed and energy generation. Long-term unbilled service receivables related to waste-to-energy operations are discounted in recognizing the present value for services performed currently. Such unbilled receivables amounted to $150,389,000 and $130,388,000 at December 31, 1998 and 1997, respectively.
    Subsidiaries engaged in long-term construction contracting record income on the percentage-of-completion method of accounting and recognize income as the work progresses. Anticipated losses on contracts are recognized as soon as they become known.

    INVENTORIES: Inventories, consisting primarily of raw materials, work in progress, and finished goods, are recorded principally at the lower of first-in, first-out cost or market.

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

    RESTRICTED FUNDS: Restricted funds represent proceeds from the financing and operation of waste-to-energy facilities and a power plant. Funds are held in trust and released as expenditures are made or upon satisfaction of conditions provided under the respective trust agreements.

    INTEREST RATE SWAP AGREEMENTS: Amounts received or paid relating to swap agreements during the year are credited or charged to interest expense or debt service charges, as appropriate.

    GOODWILL: Goodwill is amortized by the straight-line method over periods ranging from 15 to 40 years.

    RETIREMENT PLANS: Ogden and certain subsidiaries have several retirement plans covering substantially all of their employees. Certain subsidiaries also contribute to multiemployer plans for unionized hourly employees that cover, among other benefits, pensions and postemployment health care.

    INCOME TAXES: Ogden files a consolidated Federal income tax return, which includes all eligible United States subsidiary companies. Foreign subsidiaries are taxed according to regulations existing in the countries in which they do business. Provision has not been made for United States income taxes on distributions that may be received from foreign subsidiaries, which are considered to be permanently invested overseas.

    LONG-LIVED ASSETS: Ogden accounts for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of by evaluating the carrying value of its long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying businesses when indications of impairment are present. Long-lived assets to be disposed of, if any, are evaluated in relation to the net realizable value.

    EARNINGS PER SHARE: "Earnings per Share" is represented by net income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or stock options were exercised or converted into common stock during the period, if dilutive (see Note 21).

    REPORTING ON COSTS OF START-UP ACTIVITIES: The American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," in April 1998, which is effective for years beginning after December 15, 1998. This SOP establishes accounting standards for these costs and requires that they generally be expensed as incurred. The effect of the initial application of this SOP will be reported as a cumulative effect of a change in accounting principles. This SOP will be implemented as of January 1, 1999, and is not expected to have a significant effect on Ogden's future operations or financial position.

    ACCOUNTING FOR DERIVATIVE INSTRUMENTS: The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998, which is effective for fiscal years beginning after June 1999. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. At this time, management has not determined the effect, if any, that the implementation of this Statement will have on Ogden's financial position and results of operations.

    COMPREHENSIVE INCOME: The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," in June 1997, which was effective for years beginning after December 31, 1997. This Statement established standards for reporting and display of comprehensive income and its components in financial statements. Ogden adopted SFAS 130 as of January 1, 1998, and has restated prior years' presentations in the accompanying financial statements.

    RECLASSIFICATION: The accompanying financial statements have been reclassified to conform with the 1998 presentation.

2.  INVESTMENTS IN MARKETABLE SECURITIES AVAILABLE FOR SALE

    At December 31, 1998 and 1997, marketable equity and debt securities held for current and noncurrent uses, such as nonqualified pension liabilities and a deferred compensation plan, are classified as current assets and long-term assets (see Note 6), respectively. Accumulated net unrealized losses on marketable equity and debt securities held for current and noncurrent uses are charged to Other Comprehensive Income.

    Marketable securities at December 31, 1998 and 1997 (expressed in thousands of dollars), include the following:

                                                  1998               1997
    ---------------------------------------------------------------------------
                                              Market            Market
                                              Value     Cost    Value    Cost
    ---------------------------------------------------------------------------
    Classified as Current Assets:
    Mutual and bond funds .................  $44,685  $44,714
                                             -------  -------
    Total Classified as Current Assets ....  $44,685  $44,714
                                             -------  -------
                                             -------  -------
    Classified as Noncurrent Assets:
    Mutual and bond funds .................  $27,451  $27,673  $25,543  $26,495
                                             -------  -------  -------  -------
    Total Classified as Noncurrent Assets..  $27,451  $27,673  $25,543  $26,495
                                             -------  -------  -------  -------
                                             -------  -------  -------  -------

        At December 31, 1998 and 1997, unrealized losses were $251,000 and $952,000, respectively. The deferred tax benefits on these losses at December 31, 1998 and 1997, were $186,000 and $417,000, respectively, resulting in net charges of $65,000 and $535,000, respectively, to Other Comprehensive Income.

        Proceeds, realized gains, and realized losses from the sales of securities classified as available for sale for the years ended December 31, 1998, 1997, and 1996, were $14,232,000, zero, and zero; $13,970,000,
    $3,444,000, and zero; and $13,158,000, $1,455,000, and $304,000, respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

3.  UNBILLED SERVICE AND OTHER RECEIVABLES

    Unbilled service and other receivables (expressed in thousands of dollars) consisted of the following:

                                                              1998        1997
   ---------------------------------------------------------------------------
   Unbilled service receivables .......................   $150,389    $130,388
   Notes receivable ...................................     23,241      44,574
                                                          --------    --------
   Total ..............................................   $173,630    $174,962
                                                          --------    --------
                                                          --------    --------

        Long-term unbilled service receivables are for services, which have been performed for municipalities, that are due by contract at a later date and are discounted in recognizing the present value of such services. Current unbilled service receivables, which are included in Receivables, amounted to $41,822,000 and $41,357,000 at December 31, 1998 and 1997, respectively.
    Long-term notes receivable primarily represent loans made to the owners of entertainment and sports facilities and notes received relating to the sale of noncore businesses.

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

        Fund balances (expressed in thousands of dollars) were as follows:

                                    1998                  1997
    -------------------------------------------------------------------
                              Current  Noncurrent   Current  Noncurrent
    -------------------------------------------------------------------
    Construction funds ...   $ 14,604              $  3,201
    Debt service funds ...     24,871   $131,873     43,423   $139,961
    Revenue funds ........     13,626                 8,811
    Lease reserve funds ..     10,075     14,488      9,629      5,050
    Other funds ..........     47,377     34,561     38,818     61,002
                             --------   --------   --------   --------
    Total ................   $110,553   $180,922   $103,882   $206,013
                             --------   --------   --------   --------
                             --------   --------   --------   --------

5.  PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment (expressed in thousands of dollars) consisted of the following:

                                                               1998         1997
    ----------------------------------------------------------------------------
    Land .............................................   $   10,219   $    7,068
    Waste-to-energy facilities .......................    1,721,018    1,720,990
    Power plants .....................................      227,311      224,120
    Buildings and improvements .......................      248,568      242,345
    Machinery and equipment ..........................      354,975      312,525
    Landfills ........................................       17,959       17,618
    Construction in progress .........................       52,972       32,523
                                                         ----------   ----------
    Total ............................................    2,633,022    2,557,189
    Less accumulated depreciation and amortization ...      645,379      609,642
                                                         ----------   ----------
    Property, plant, and equipment--net ..............   $1,987,643   $1,947,547
                                                         ----------   ----------
                                                         ----------   ----------

6.  OTHER ASSETS

    Other assets (expressed in thousands of dollars) consisted of the following:

                                                               1998         1997
    ----------------------------------------------------------------------------
    Unamortized bond issuance costs ..................   $   43,420   $   35,761
    Noncurrent securities available for sale .........       27,451       25,543
    Investment at cost ...............................       17,710
    Deposits on potential acquisitions ...............       13,478
    Deferred financing costs .........................       12,292        4,475
    Insurance deposits ...............................                     5,388
    Other ............................................       43,297       34,281
                                                         ----------   ----------
    Total ............................................   $  157,648   $  105,448
                                                         ----------   ----------
                                                         ----------   ----------

7.  ACCRUED EXPENSES, ETC.

    Accrued expenses, etc. (expressed in thousands of dollars), consisted of the following:

                                                               1998         1997
    ----------------------------------------------------------------------------
    Operating expenses ...............................   $   62,173   $   51,827
    Insurance ........................................       30,046       39,489
    Debt service charges and interest ................       24,655       31,416
    Municipalities' share of energy revenues .........       36,300       28,145
    Payroll ..........................................       26,016       21,834
    Payroll and other taxes ..........................       22,412       19,794
    Lease payments ...................................       16,038       15,243
    Commissions ......................................        8,736        7,972
    Pension and profit sharing .......................       11,960        7,383
    Other ............................................       67,606       44,771
                                                         ----------   ----------
    Total ............................................   $  305,942   $  267,874
                                                         ----------   ----------
                                                         ----------   ----------

8.  DEFERRED INCOME

    Deferred income (expressed in thousands of dollars) consisted of the following:

                                                    1998                     1997
    ---------------------------------------------------------------------------------------
                                             Current     Noncurrent    Current   Noncurrent
    ---------------------------------------------------------------------------------------
    Power sales agreement prepayment ....   $   9,001    $ 174,328
    Sale and leaseback arrangements .....       1,523       18,876    $   1,523   $  20,313
    Advance billings to municipalities ..      11,523                    14,662
    Other ...............................      25,944        8,359       26,777
                                            ---------    ---------    ---------   ---------
    Total ...............................   $  47,991    $ 201,563    $  42,962   $  20,313
                                            ---------    ---------    ---------   ---------
                                            ---------    ---------    ---------   ---------

        The gain from sale and leaseback transactions consummated in 1986 and 1987 was deferred and is being amortized as a reduction of rental expense. Advance billings to municipalities are billed one or two months prior to performance of service and are recognized as income in the period the service is provided. In 1998, Ogden received a prepayment for future energy deliveries required under a power sales agreement. This prepayment is being amortized over the life of the agreement.

9.  LONG-TERM DEBT

    Long-term debt (expressed in thousands of dollars) consisted of the following:

                                                                 1998         1997
    ------------------------------------------------------------------------------
    Adjustable-rate revenue bonds due 2014--2024 ........  $  124,755   $  124,755
    9.25% debentures due 2022                                 100,000      100,000
    6% notes due through 2000                                  16,699       36,186
    9.96% notes due through 2008                               21,827
    Other long-term debt                                      128,006       93,091
                                                           ----------   ----------
    Total                                                  $  391,287   $  354,032
                                                           ----------   ----------
                                                           ----------   ----------

        The adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rates for this debt were 3.38% and 3.44% in 1998 and 1997, respectively. These bonds were issued under agreements that contain various restrictions, the most significant being the requirements to comply with certain financial ratios and to maintain Shareholders' Equity of at least $440,000,000. At December 31, 1998, Ogden was in compliance with all requirements and had $109,100,000 in excess of the required amount of Shareholders' Equity.

        Other long-term debt includes an obligation for approximately $28,400,000, representing the equity component of a sale and leaseback arrangement relating to a waste-to-energy facility. This arrangement is accounted for as a financing, has an effective interest rate of 5%, and extends through 2017. Additionally, other long-term debt includes $22,450,000 resulting from the sale of limited partnership interests in and related tax benefits of a waste-to-energy facility, which has been accounted for as a financing for accounting purposes. This obligation has an effective interest rate of 10% and extends through 2015. Long-term debt also includes $50,155,000 due to financial institutions relating to the Corporation's investment in a coal-fired power project in the Philippines, which bears interest at the Eurodollar rate plus .235% (5.5% at December 31, 1998) and matures in 2001. The remaining other debt of $27,001,000 consists primarily of debt associated with overseas entertainment and aviation facilities as well as debt acquired in the Firehole acquisition. These loans bear various interest rates and maturity dates.

        At December 31, 1998, Ogden had one long-term interest rate swap agreement covering a notional amount of $3,200,000, which expires November 30, 2000. This swap was entered into to convert Ogden's $3,200,000 variable-rate debt to a fixed rate. Ogden pays a fixed rate of 5.83% paid on a quarterly basis and receives a floating rate of three months LIBOR on a quarterly basis. At December 31, 1998, the three-month LIBOR rate was 5.07%. The counterparty to this interest rate swap is a major financial institution. Management believes its credit risk associated with nonperformance by the counterparty is not significant. Ogden also had a swap agreement to convert its fixed-rate $100,000,000, 9.25% debentures into variable-rate debt, which expired December 16, 1998. Amounts paid on swap agreements amounted to $100,000, $400,000, and $200,000, for 1998, 1997, and
    1996, respectively, and were charged to interest expense. The effect on Ogden's weighted-average borrowing rate for 1998, 1997, and 1996 was an increase of .04%, .09%, and .04%, respectively.

        The maturities on long-term debt (expressed in thousands of dollars) at December 31, 1998, were as follows:

    1999 ...........................................................    $ 30,232
    2000 ...........................................................      22,132
    2001 ...........................................................      59,711
    2002 ...........................................................       6,058
    2003 ...........................................................       5,711
    Later years ....................................................     297,675
                                                                        --------
    Total ..........................................................     421,519
    Less current portion ...........................................      30,232
                                                                        --------
    Total long-term debt ...........................................    $391,287
                                                                        ========

10. PROJECT DEBT

    Project debt (expressed in thousands of dollars) consisted of the following:

                                                                                              1998         1997
    -----------------------------------------------------------------------------------------------------------
    Revenue Bonds Issued by and Prime Responsibility of Municipalities:
    3.3--7.3% serial revenue bonds due through 2011 .................................   $  341,284   $  212,368
    4.25--7.625% term revenue bonds due through 2015 ................................      557,595      745,350
    Adjustable-rate revenue bonds due through 2013 ..................................       80,220       86,185
                                                                                        ----------   ----------
    Total ...........................................................................      979,099    1,043,903
                                                                                        ----------   ----------
    Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues
    Guaranteed by Third Parties:
    4.0--6.6% serial revenue bonds due through 2008 .................................       98,091       53,938
    7.25--7.4% term revenue bonds ...................................................                   105,871
    Adjustable-rate revenue bonds ...................................................                   115,428
                                                                                        ----------   ----------
    Total ...........................................................................       98,091      275,237
                                                                                        ----------   ----------
    Other Revenue Bonds:
    4.35--5.5% serial revenue bonds due through 2015 ................................      104,414
    5.5--5.6% term revenue bonds due 2019 ...........................................       58,020
                                                                                        ----------
    Total ...........................................................................      162,434
                                                                                        ----------
    Other project debt ..............................................................      127,904      105,508
                                                                                        ----------   ----------
    Total long-term project debt ....................................................   $1,367,528   $1,424,648
                                                                                        ==========   ==========

        Project debt associated with the financing of waste-to-energy facilities is generally arranged by municipalities through the issuance of tax-exempt and taxable revenue bonds. The category, "Revenue Bonds Issued by and Prime Responsibility of Municipalities," includes bonds issued with respect to which debt service is an explicit component of the client community's obligation under the related service agreement. In the event that a municipality is unable to satisfy its payment obligations, the bondholders' recourse with respect to the Corporation is limited to the waste-to-energy facilities and restricted funds pledged to secure such obligations. The category, "Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues Guaranteed by Third Parties," includes bonds issued to finance two facilities for which contractual obligations of third parties to deliver waste ensure sufficient revenues to pay debt service, although such debt service is not an explicit component of the third parties' service fee obligations.

        The category, "Other Revenue Bonds," includes bonds issued to finance one facility for which current contractual obligations of third parties to deliver waste provide sufficient revenues to pay debt service related to that facility through 2011, although such debt service is not an explicit component of the third parties' service fee obligations. The Corporation anticipates renewing such contracts prior to 2011.

        Payment obligations for the project debt associated with waste-to-energy facilities are limited recourse to the operating subsidiary and nonrecourse to the Corporation, subject to construction and operating performance guarantees and commitments. These obligations are secured by the revenues pledged under various indentures and are collateralized principally by a mortgage lien and a security interest in each of the respective waste-to-energy facilities and related assets. At December 31, 1998, such revenue bonds were collateralized by property, plant, and equipment, with a net carrying value of $1,439,768,000, a credit enhancement of approximately $7,868,000 for which Ogden has certain reimbursement obligations, and restricted funds held in trust of approximately $246,020,000 (see Note 4).

        The interest rates on adjustable-rate revenue bonds are adjusted periodically to reflect current market rates. The average adjustable rate for such revenue bonds was 5.4% and 4.35% in 1998 and 1997, respectively.

        Other project debt includes an obligation of a special-purpose limited partnership acquired by special-purpose subsidiaries of Ogden and represents the lease of a geothermal power plant, which has been accounted for as a financing. This obligation, which amounted to $67,211,000 at December 31, 1998, has an effective interest rate of 5.3% and extends through 2008 with options to renew for additional periods and has a fair market value purchase option at the conclusion of the initial term. Payment obligations under this lease arrangement are limited to assets of the limited partnership and revenues derived from a power sales agreement with a third party, which are expected to provide sufficient revenues to make rental payments. Such payment obligations are secured by all the assets, revenues, and other benefits derived from the geothermal power plant, which had a net carrying value of approximately $88,148,000 at December 31, 1998. Other project debt also includes $15,493,000 due to a financial institution as part of the refinancing of project debt in the category, "Revenue Bonds Issued by and Prime Responsibility of Municipalities." The debt service associated with this loan is included as an explicit component of the client community's obligation under the related service agreement. A portion of the funds was retained in the Corporation's restricted funds and is loaned to the community each month to cover the community's monthly service fees. The Corporation's repayment for the other part of the loan is limited to the extent repayment is received from the client community. This obligation has an effective interest rate of 7.05% and extends through 2005. In addition, other project debt includes $7,200,000, which is due to financial institutions and bears interest at an adjustable rate equal to the three-month LIBOR rate plus 3.5% (8.56% at December 31, 1998). The debt extends through 2001 and is secured by substantially all the assets of a diesel-fired power plant in the Philippines, which had a net carrying value of approximately $50,702,000 at December 31, 1998.

        Other project debt includes $38,000,000 due to financial institutions, which bears interest at an adjustable rate that was the three-month LIBOR rate plus 1.2% (6.27% at December 31, 1998). The debt extends through 2005 and is secured by substantially all the assets of a subsidiary that owns various power plants in the United States, which had a carrying value of approximately $92,931,000 at December 31, 1998, and a credit enhancement of $10,000,000.

        At December 31, 1998, the Corporation had one interest rate swap agreement as a hedge against interest rate exposure on certain adjustable-rate revenue bonds. The swap agreement was entered into in September 1995 and expires in January 2019. This swap agreement relates to adjustable-rate revenue bonds in the category, "Revenue Bonds Issued by and Prime Responsibility of Municipalities," and any payments made or received under the swap agreement are therefore included as an explicit component of the client community's obligation under the related service agreement. Under the swap agreement, the Corporation pays a fixed rate of 5.18% per annum on a semi-annual basis and receives a floating rate based on a defined LIBOR-based rate. At December 31, 1998, the floating rate on the swap was 2.75%. The notional amount of the swap at December 31, 1998, was $80,220,000 and is reduced in accordance with the scheduled repayments of the applicable revenue bonds. In addition, the Corporation terminated two other interest rate swap agreements during 1998. The swap agreements resulted in increased debt service expense of $824,000, including $211,000 paid to terminate two swap agreements, for the year ended December 31, 1998. The effect on Ogden's weighted-average borrowing rate was an increase of .06%, .02%, and .04% for 1998, 1997, and 1996, respectively. The counterparty to the remaining swap is a major financial institution. The Corporation believes the credit risk associated with nonperformance by the counterparty is not significant.

        The maturities on long-term project debt (expressed in thousands of dollars) at December 31, 1998, were as follows:

    1999 ........................................................    $    63,201
    2000 ........................................................         78,121
    2001 ........................................................         97,692
    2002 ........................................................         95,630
    2003 ........................................................         96,874
    Later years .................................................        999,211
                                                                     -----------
    Total .......................................................      1,430,729
    Less current portion ........................................         63,201
                                                                     -----------
    Total long-term project debt ................................    $ 1,367,528
                                                                     ===========

11. CREDIT ARRANGEMENTS

    At December 31, 1998, Ogden had unused revolving credit lines amounting to $200,000,000 under its principal revolving credit line at various borrowing rates including prime, the Eurodollar rate plus .225%, and certificate-of-deposit rates plus .35%. Ogden is not required to maintain compensating balances; however, Ogden pays a facility fee of 1/8 of 1% on its principal revolving credit line, which expires July 1, 2002.

12. CONVERTIBLE SUBORDINATED DEBENTURES

    Convertible subordinated debentures (expressed in thousands of dollars) consisted of the following:

                                                              1998          1997
    ----------------------------------------------------------------------------
    6% debentures due June 1, 2002 ..................    $  85,000     $  85,000
    5 3/4% debentures due October 20, 2002 ..........       63,650        63,650
                                                         ---------     ---------
    Total ...........................................    $ 148,650     $ 148,650
                                                         =========     =========

        The 6% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $39.077 principal amount of debentures. These debentures are redeemable at Ogden's option at 100.6% of principal amount during the year commencing June 1, 1998, and at decreasing prices thereafter. The 5 3/4% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $41.772 principal amount of debentures. These debentures are redeemable at Ogden's option at 100% of face value.

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

14. COMMON STOCK AND STOCK OPTIONS

    In 1986, Ogden adopted a nonqualified stock option plan (the "1986 Plan"). Under this plan, options and/or stock appreciation rights were granted to key management employees to purchase Ogden common stock at prices not less than the fair market value at the time of grant, which became exercisable during a five-year period from the date of grant. Options were exercisable for a period of ten years after the date of grant. As adopted and as adjusted for stock splits, the 1986 Plan called for up to an aggregate of 2,700,000 shares of Ogden common stock to be available for issuance upon the exercise of options and stock appreciation rights, which were granted over a ten-year period ending March 10, 1996. At December 31, 1998, all of the authorized shares of this plan had been granted.

        In October 1990, Ogden adopted a nonqualified stock option plan (the "1990 Plan"). Under this plan, nonqualified options, incentive stock options, and/or stock appreciation rights and stock bonuses may be granted to key management employees and outside directors to purchase Ogden common stock at an exercise price to be determined by the Ogden Compensation Committee and which become exercisable during the five-year period from the date of grant. These options are exercisable for a period of ten years after the date of grant. Pursuant to the 1990 Plan, which was amended in 1994 to increase the number of shares available by 3,200,000 shares, an aggregate of 6,200,000 shares of Ogden common stock became available for issuance upon the exercise of such options, rights, and bonuses, which may be granted over a ten-year period ending October 11, 2000; 667,000 shares were available for grant at December 31, 1998.

        Under the foregoing plans, Ogden issued 4,681,100 limited stock appreciation rights in conjunction with the stock options granted. These limited rights are exercisable only during the period commencing on the first day following the occurrence of any of the following events and terminate 90 days after such date: the acquisition by any person of 20% or more of the voting power of Ogden's outstanding securities; the approval by Ogden shareholders of an agreement to merge or to sell substantially all of its assets; or the occurrence of certain changes in the membership of the Ogden Board of Directors. The exercise of these limited rights entitles participants to receive an amount in cash with respect to each share subject thereto, equal to the excess of the market value of a share of Ogden common stock on the exercise date or the date these limited rights became exercisable, over the related option price.

        In connection with the acquisition of the minority interest of Ogden Energy Group, Inc. (OEGI), Ogden assumed the pre-existing OEGI stock option plan then outstanding and converted these options into options to acquire shares of Ogden common stock. No further options will be granted under this plan.

        The Corporation has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for the options granted in 1998, 1997, and 1996 under these plans been determined consistent with the provisions of SFAS No. 123, using the binomial option-pricing model with the following assumptions --dividend yield of 4.8%, 6.2%, and 5.7%; volatility of 27.22%, 25.84%, and 22.74%;
    risk-free interest rate of 5.42%, 6.43%, and 5.42%; and an expected life of
    7.5 years--the effect on net income and diluted earnings per share would have been $626,000 and $0.01 for 1998, $334,000 and $0.01 for 1997, and
    $214,000 and zero for 1996. The weighted-average fair value of options granted during 1998, 1997, and 1996 was $3.17, $2.56, and $2.38, respectively.

        Information regarding the Corporation's stock option plans is summarized as follows:

                                                                                    Weighted-
                                           Option                                     Average
                                            Price                                    Exercise
                                        Per Share    Outstanding    Exercisable         Price
---------------------------------------------------------------------------------------------
1986 PLAN:
December 31, 1995, balance .......  $14.98-$28.54      1,110,925      1,018,525        $18.89
Became exercisable ...............         $22.50                        23,100
Exercised ........................         $14.98       (235,425)      (235,425)       $14.98
                                    -------------    -----------    -----------   -----------

December 31, 1996, balance .......  $18.31-$28.54        875,500        806,200        $19.93
Became exercisable ...............         $22.50                        23,100
Cancelled ........................         $28.54        (10,000)       (10,000)       $28.54
                                    -------------    -----------    -----------   -----------

December 31, 1997, balance .......  $18.31-$28.54        865,500        819,300        $19.74
Became exercisable ...............         $22.50                        19,100
Exercised ........................  $18.32-$26.40       (217,000)      (217,000)       $18.92
Cancelled ........................  $22.50-$28.24        (28,000)       (20,000)       $27.32
                                    -------------    -----------    -----------   -----------

December 31, 1998, balance .......  $18.31-$28.54        620,500        601,400        $19.69
                                    -------------    -----------    -----------   -----------

1990 PLAN:
December 31, 1995, balance .......  $18.31-$23.56      3,680,800      2,336,700        $20.06
Granted ..........................  $21.00-$31.50        252,500                       $21.83
Became exercisable ...............  $18.31-$31.50                       346,800
Exercised ........................  $18.31-$21.31       (129,000)      (129,000)       $18.85
Cancelled ........................  $18.31-$23.56       (147,300)       (84,300)       $20.06
                                    -------------    -----------    -----------   -----------

December 31, 1996, balance .......  $18.31-$31.50      3,657,000      2,470,200        $20.21
Granted ..........................         $20.19        570,000                       $20.19
Became exercisable ...............  $18.31-$31.50                       385,400
Exercised ........................  $18.31-$21.93       (471,000)      (471,000)       $18.62
Cancelled ........................  $18.31-$23.56        (72,000)       (11,000)       $21.90
                                    -------------    -----------    -----------   -----------

December 31, 1997, balance .......  $18.31-$31.50      3,684,000      2,373,600        $20.39
Granted ..........................  $25.97-$29.38        923,000                       $26.29
Became exercisable ...............  $20.06-$31.50                       460,900
Exercised ........................  $18.31-$23.56       (538,900)      (538,900)       $19.05
Cancelled ........................  $20.06-$20.31         (7,500)        (2,000)       $20.17
                                    -------------    -----------    -----------   -----------

December 31, 1998 ................  $18.31-$31.50      4,060,600      2,293,600        $20.56
                                    -------------    -----------    -----------   -----------

CONVERSION OF OEGI PLAN:
December 31, 1995, balance .......  $14.17-$29.46        266,561        266,561        $14.60
Exercised ........................         $14.17        (19,740)       (19,740)       $14.17
Cancelled ........................         $14.17         (3,360)        (3,360)       $14.17
                                    -------------    -----------    -----------   -----------

December 31, 1996, balance .......  $14.17-$29.46        243,461        243,461        $14.70
Exercised ........................         $14.17        (59,640)       (59,640)       $14.17
Cancelled ........................         $29.46         (8,400)        (8,400)       $29.46
                                    -------------    -----------    -----------   -----------

December 31, 1997, balance .......         $14.17        175,421        175,421        $14.17
Exercised ........................         $14.17         (3,360)        (3,360)       $14.17
                                    -------------    -----------    -----------   -----------

December 31, 1998, balance .......         $14.17        172,061        172,061        $14.17
                                    -------------    -----------    -----------   -----------

Total December 31, 1998 ..........  $14.17-$31.50      4,853,161      3,067,061        $20.04
                                    =============    ===========    ===========   ===========

        The following table summarizes information about stock options outstanding at December 31, 1998:

                                        Options Outstanding                           Options Exercisable
                      ------------------------------------------------------   --------------------------------
    Range of          Number of         Weighted-Average    Weighted-Average   Number of       Weighted-Average
    Exercise          Shares            Remaining           Exercise           Shares          Exercise
    Prices            Outstanding       Contractual Life    Price              Outstanding     Price
    -----------------------------------------------------------------------------------------------------------
    $14.17-$20.31     2,315,661         3.4 years           $18.55             1,840,061       $18.14
    $21.19-$31.50     2,537,500         6.6 years           $24.08             1,227,000       $22.90
    -------------     ---------         ---------           ------             ---------       ------
    $14.17-$31.50     4,853,161         5.0 years           $21.43             3,067,061       $20.04
    -------------     ---------         ---------           ------             ---------       ------
    -------------     ---------         ---------           ------             ---------       ------

        The weighted-average exercise price for all exercisable options at December 31, 1998, 1997, and 1996, was $20.04, $19.56, and $19.10,
    respectively.

        At December 31, 1998, there were 9,453,968 shares of common stock reserved for the exercise of stock options and the conversion of preferred shares and debentures.

        In 1998, Ogden's Board of Directors authorized the purchase of shares of the Corporation's common stock in an amount up to $200,000,000. Through January 1999, 2,182,800 shares of common stock were purchased at a total cost of $57,884,000.

15. PREFERRED STOCK PURCHASE RIGHTS

    In 1990, the Board of Directors declared a dividend of one preferred stock purchase right (Right) on each outstanding share of common stock. Among other provisions, each Right may be exercised to purchase a one one-hundredth share of a new series of cumulative participating preferred stock at an exercise price of $80, subject to adjustment. The Rights may be exercised only after a party has acquired 15% or more of the Corporation's common stock or commenced a tender offer to acquire 15% or more of the Corporation's common stock. The Rights do not have voting rights, expire October 2, 2000, and may be redeemed by the Corporation at a price of $.01 per Right at any time prior to the acquisition of 15% of the Corporation's common stock.

        In the event a party acquires 15% or more of the Corporation's outstanding common stock in accordance with certain defined terms, each Right will then entitle its holders (other than such party) to purchase, at the Right's then-current exercise price, a number of the Corporation's common shares having a market value of twice the Right's exercise price. At December 31, 1998, 48,945,989 Rights were outstanding.

16. FOREIGN EXCHANGE

    Foreign exchange translation adjustments for 1998, 1997, and 1996, amounting to $2,170,000, $8,094,000, and $3,111,000, respectively, have been charged directly to Other Comprehensive Income. Foreign exchange transaction adjustments, amounting to $750,000, $683,000, and $215,000, have been charged directly to income for 1998, 1997, and 1996, respectively.

17. DEBT SERVICE CHARGES

    Debt service charges for Ogden's project debt (expressed in thousands of dollars) consisted of the following:

                                                                     1998         1997         1996
    -----------------------------------------------------------------------------------------------
    Interest incurred on taxable and tax-exempt borrowings ..   $  96,939    $  99,284    $ 103,846
    Interest earned on temporary investment
    of borrowings during construction, etc. .................       4,192        3,992        4,256
                                                                ---------    ---------    ---------
    Net interest incurred ...................................      92,747       95,292       99,590
    Interest capitalized during construction in property,
    plant, and equipment ....................................                      631          485
                                                                ---------    ---------    ---------
    Interest expense--net ...................................      92,747       94,661       99,105
    Amortization of bond issuance costs .....................       7,616        6,997        7,201
                                                                ---------    ---------    ---------
    Debt service charges ....................................   $ 100,363    $ 101,658    $ 106,306
                                                                ---------    ---------    ---------
                                                                ---------    ---------    ---------

18. PENSION AND OTHER POSTRETIREMENT BENEFITS

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

        The following table sets forth the details of Ogden's defined benefit plans' and other postretirement benefit plans' funded status and related amounts recognized in Ogden's Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standards No. 132 (expressed in thousands of dollars):

                                                  Pension Benefits         Other Benefits
--------------------------------------------------------------------------------------------
                                                    1998        1997        1998        1997
--------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at beginning of year ......  $ 30,771    $ 27,987    $ 12,464    $ 11,195
Service cost .................................     2,721       2,192          70         101
Interest cost ................................     2,197       1,924         607         828
Plan amendments ..............................       382
Actuarial (gain) loss ........................     1,048       1,038      (3,210)        756
Benefits paid ................................    (1,576)     (2,370)       (465)       (417)
                                                --------    --------    --------    --------
Benefit obligation at end of year ............    35,543      30,771       9,466      12,463
                                                --------    --------    --------    --------
Change in Plan Assets:
Plan assets at fair value at beginning of year    22,300      19,162
Actual return on plan assets .................     2,183       4,448
Company contributions ........................     1,773       1,060         465         417
Benefits paid ................................    (1,576)     (2,370)       (465)       (417)
                                                --------    --------    --------    --------
Plan assets at fair value at end of year .....    24,680      22,300
                                                --------    --------    --------    --------
Reconciliation of Prepaid (Accrued) and
Total Recognized:
Funded status of the plan ....................   (10,863)     (8,471)     (9,466)    (12,464)
Unrecognized:
Net transition (asset) obligation ............       (92)        (95)
Prior service cost ...........................     1,150       1,331
Net (gain) loss ..............................    (1,130)     (1,568)     (1,619)      1,387
                                                --------    --------    --------    --------
Net amount recognized ........................  $(10,935)   $ (8,803)   $(11,085)   $(11,077)
                                                ========    ========    ========    ========
Amounts Recognized in the Statement of
Financial Position Consist of:
Accrued benefit liability ....................  $(12,362)   $ (9,714)   $(11,085)   $(11,077)
Intangible asset .............................       332         478
Accumulated other comprehensive income .......     1,095         433
                                                --------    --------    --------    --------
Net amount recognized ........................  $(10,935)   $ (8,803)   $(11,085)   $(11,077)
                                                ========    ========    ========    ========
Weighted Average Assumptions as of
December 31:
Discount rate ................................      6.75%       7.00%       6.75%       7.00%
Expected return on plan assets ...............      8.00%       8.00%
Rate of compensation increase ................      4.00%       4.50%       4.00%       4.50%

        For management purposes, 9% and 8% annual rates of increase in the per capita cost of health care benefits were assumed for 1998 for covered employees under age 65 and over age 65, respectively. The rates were assumed to decrease gradually to 5.5% and 5% for employees under age 65 and over age 65, respectively, in 2005 and remain at those levels.

        The accumulated benefit obligation, projected benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $13,208,000, $17,259,000, and $5,757,000, respectively, as of December 31, 1998, and $10,505,000,
    $14,976,000, and $5,386,000, respectively, as of December 31, 1997.

        Contributions and costs for defined contribution plans are determined by benefit formulas based on percentage of compensation as well as discretionary contributions and totaled $8,257,000, $8,652,000, and $7,954,000 in 1998, 1997, and 1996, respectively. Plan assets at December 31, 1998, 1997, and 1996, primarily consisted of common stocks, United States government securities, and guaranteed insurance contracts.

        With respect to union employees, the Corporation is required under contracts with various unions to pay, generally based on hours worked, retirement, health, and welfare benefits. These multiemployer defined benefit and defined contribution plans are not controlled or administered by the Corporation. The amount charged to expense for such plans during 1998, 1997, and 1996 was $4,777,000, $16,700,000, and $26,600,000, respectively.

        At December 31, 1998, the Corporation has designated $15,359,000 of its marketable securities as pertaining to a nonqualified pension plan that is underfunded by $7,979,000.

        Pension costs for Ogden's defined benefit plans and other postretirement benefit plans included the following components (expressed in thousands of dollars):

                                                 Pension Benefits          Other Benefits
                                             1998      1997      1996    1998    1997   1996
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Components on Net Periodic Benefit Cost:
Service cost                              $ 2,721   $ 2,192   $ 2,068   $  70   $ 101   $127
Interest cost                               2,197     1,924     1,738     607     828    806
Expected return on plan assets             (1,759)   (1,486)   (2,580)
Amortization of unrecognized:
Net transition (asset) obligation               5         3        27
Prior service cost                            563       525       596
Net (gain) loss                                54       (45)    1,636    (204)    (27)    18
                                          -------   -------   -------   -----   -----   ----
Net periodic benefit cost                 $ 3,781   $ 3,113   $ 3,485   $ 473   $ 902   $951
                                          =======   =======   =======   =====   =====   ====

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care trend rate would have the following effects:

                                                One Percentage    One Percentage
                                                Point Increase    Point Decrease
--------------------------------------------------------------------------------
Effect on total service and interest
cost computations                                 $  27,094         $ (23,768)
Effect on postretirement benefit obligation       $ 300,153         $(274,143)

19. INCOME TAXES

    The components of the provision for income taxes (expressed in thousands of dollars) were as follows:

                                                 1998          1997         1996
--------------------------------------------------------------------------------
Current:
Federal ................................     $ 25,901      $  9,806      $14,661
State ..................................        9,424        12,195        9,048
Foreign ................................        7,776         6,124        2,425
                                             --------      --------      -------
Total current ..........................       43,101        28,125       26,134
                                             --------      --------      -------
Deferred:
Federal ................................       17,665        25,288       18,984
State ..................................        1,321        (2,577)       1,043
Foreign ................................         (290)        2,264
                                             --------      --------      -------
Total deferred .........................       18,696        24,975       20,027
                                             --------      --------      -------
Total provision for income taxes .......     $ 61,797      $ 53,100      $46,161
                                             ========      ========      =======

        The current provision for Federal income taxes results principally from the alternative minimum tax.

        The provision for income taxes (expressed in thousands of dollars) varied from the Federal statutory income tax rate due to the following:

---------------------------------------------------------------------------------------------
                                          1998                1997                1996
                                             Percent             Percent              Percent
                                           of Income           of Income            of Income
                                     Amount   Before    Amount    Before     Amount    Before
                                     of Tax    Taxes    of Tax     Taxes     of Tax     Taxes
---------------------------------------------------------------------------------------------
Taxes at statutory rate .........  $ 53,561     35.0%  $45,772      35.0%   $38,374      35.0%
State income taxes, net of
Federal tax benefit .............     6,984      4.6     6,252       4.8      6,559       5.9
Settlement of tax liability
with former subsidiary ..........                                            (2,638)     (2.4)
Taxes on foreign earnings .......       835       .5     1,135        .9        738        .7
Amortization of goodwill ........       841       .5       866        .6      1,070       1.0
Write-down of goodwill ..........       945       .6     1,750       1.3        648        .6
Benefit relating to sale of stock
of former subsidiary ............                       (3,581)     (2.7)
Energy credits ..................    (2,511)    (1.6)
Other--net ......................     1,142       .8       906        .7      1,410       1.3
                                   --------     ----   -------      ----    -------      ----
Provision for
income taxes ....................  $ 61,797     40.4%  $53,100      40.6%   $46,161      42.1%
                                   ========     ====   =======      ====    =======      ====

        The components of the net deferred income tax liability (expressed in thousands of dollars) as of December 31, 1998 and 1997, were as follows:

                                                            1998            1997
--------------------------------------------------------------------------------
Deferred Tax Assets:
Deferred income ................................        $    999        $  4,029
Accrued expenses ...............................          81,742          79,093
Other liabilities ..............................          34,271          28,325
Investment tax credits .........................                          20,813
Alternative minimum tax credits ................          45,032          47,704
                                                        --------        --------
Total deferred tax assets ......................         162,044         179,964
                                                        --------        --------
Deferred Tax Liabilities:
Unbilled accounts receivable ...................          46,174          45,384
Property, plant, and equipment .................         428,858         428,185
Other ..........................................          34,333          33,046
                                                        --------        --------
Total deferred tax liabilities .................         509,365         506,615
                                                        --------        --------
Net deferred tax liability .....................        $347,321        $326,651
                                                        ========        ========

        Deferred tax assets and liabilities (expressed in thousands of dollars) are presented as follows in the accompanying balance sheets:

                                                              1998          1997
--------------------------------------------------------------------------------
Net deferred tax liability--noncurrent .............      $396,648      $383,341
Less net deferred tax asset--current ...............        49,327        56,690
                                                          --------      --------
Net deferred tax liability .........................      $347,321      $326,651
                                                          --------      --------
                                                          --------      --------

        At December 31, 1998, for Federal income tax purposes, the Corporation had alternative minimum tax credit carryforwards of approximately $45,032,000 that have no expiration date. Deferred Federal income taxes have been reduced by these amounts.

20. LEASES

    Total rental expense amounted to $115,402,000, $100,449,000, and $91,351,000
    (net of sublease income of $4,032,000, $2,113,000, and $1,427,000) for 1998,
    1997, and 1996, respectively. Included in rental expense are amounts based on contingent factors (principally sales) in excess of minimum rentals amounting to $23,419,000, $23,365,000, and $20,970,000, for 1998, 1997, and
    1996, respectively. Principal leases are for one waste-to-energy facility, leaseholds, sale and leaseback arrangements on waste-to-energy facilities, trucks and automobiles, airplane, and machinery and equipment. Some of these operating leases have renewal options.

        The following is a schedule (expressed in thousands of dollars), by year, of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998:

1999 ...............................................................  $   95,769
2000 ...............................................................      87,183
2001 ...............................................................      83,829
2002 ...............................................................      79,997
2003 ...............................................................      78,315
Later years ........................................................     667,381
                                                                      ----------
Total ..............................................................  $1,092,474
                                                                      ==========

        These future minimum rental payment obligations include $453,184,000 of future nonrecourse rental payments that relate to waste-to-energy facilities, of which $310,562,000 is supported by third-party commitments to provide sufficient service revenues to meet such obligations. The remaining $142,622,000 relates to a waste-to-energy facility of which the Corporation serves as operator and directly markets one half of the facility's waste disposal capacity. This facility presently generates sufficient revenues from short- and medium-term contracts to meet rental payments. The Corporation anticipates renewing the short- and medium-term contracts or entering into new contracts to generate sufficient revenues to meet those remaining future rental payments. Also included is $53,620,000 of nonrecourse rental payments relating to a hydroelectric power-generating facility operated by a special-purpose subsidiary, which are supported by contractual power purchase obligations of a third party and which are expected to provide sufficient revenues to make the rental payments. These nonrecourse rental payments (in thousands of dollars) are due as follows:

1999 .................................................................  $ 33,273
2000 .................................................................    34,554
2001 .................................................................    36,006
2002 .................................................................    36,488
2003 .................................................................    36,664
Later years ..........................................................   329,819
                                                                        --------
Total ................................................................  $506,804
                                                                        ========

21. EARNINGS PER SHARE

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

        The reconciliation of the income and common shares included in the computation of basic earnings per common share and diluted earnings per common share for years ended December 31, 1998, 1997, and 1996, is as follows:

                                        1998                                   1997                                 1996
------------------------------------------------------------------------------------------------------------------------------------
                        Income         Shares   Per-Share      Income         Shares  Per-Share      Income        Shares  Per-Share
                    (Numerator)  (Denominator)     Amount  (Numerator)  (Denominator)    Amount  (Numerator) (Denominator)    Amount
------------------------------------------------------------------------------------------------------------------------------------
Net income .......  $86,970,000                            $75,673,000                           $64,534,000
Less: preferred
stock dividend ...      144,000                                152,000                               161,000
                    -----------                            -----------                           -----------
Basic Earnings
Per Share ........   86,826,000     49,836,000  $    1.74   75,521,000     50,030,000  $   1.51   64,373,000    49,663,000   $  1.30
                                                =========                              ========                              =======
Effect of Dilutive
Securities:
Stock options ....                     807,000                                538,000                              501,000
Convertible
preferred
stock ............      144,000        257,000                 152,000        275,000                161,000       289,000
6% convertible
debentures .......    2,329,000      1,631,000               2,353,000      1,631,000                                   (A)
5 3/4%
convertible
debentures .......    1,701,000      1,143,000               1,693,000      1,143,000                                   (A)
                    -----------     ----------             -----------     ----------            -----------    ----------   -------
Diluted Earnings
Per Share ........  $91,000,000     53,674,000  $    1.70  $79,719,000     53,617,000  $   1.49  $64,534,000    50,453,000   $  1.28
                    ===========     ==========  =========  ===========     ==========  ========  ===========    ==========   =======

    (A) Antidilutive

        Outstanding stock options to purchase common stock with an exercise price greater than the average market price of common stock were not included in the computation of diluted earnings per share. The balance of such options was 75,000 in 1998, 80,000 in 1997, and 2,100,400 in 1996.
    Shares of common stock to be issued, assuming conversion of convertible preferred shares, the 6% convertible debentures, and the 5 3/4% convertible debentures, were not included in computations of diluted earnings per share if to do so would have been antidilutive. The common shares excluded from the calculation were 544,000 in 1998 and 1997 and 2,175,000 in 1996 for the 6% convertible debentures and 381,000 in 1998 and 1997 and 1,524,000 in 1996 for the 5 3/4% convertible debentures.

22. COMMITMENTS AND CONTINGENT LIABILITIES

        Ogden and certain of its subsidiaries have issued or are party to performance bonds, guarantees, and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain waste-to-energy, entertainment, and other facilities. In the normal course of business, they are involved in legal proceedings in which damages and other remedies are sought. In connection with certain contractual arrangements, Ogden has agreed to provide a vendor with specified amounts of business over a three-year period. If these amounts are not provided, the Corporation may be liable for prorated damages of up to approximately $3,000,000. Management does not expect that these contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on Ogden's Consolidated Financial Statements.

        During 1994, a subsidiary of Ogden entered into a 30-year facility management contract, pursuant to which it agreed to advance funds to a customer, and if necessary, to assist the customer's refinancing of senior secured debt incurred in connection with the construction of the facility. During 1997, Ogden purchased the customer's senior secured debt in the amount of $95,000,000 using borrowed funds, which senior secured debt was subsequently sold and the borrowed funds repaid. Ogden is obligated to repurchase such senior secured debt in the amount of $97,685,000 on December 30, 2002, if such debt is not refinanced prior to that time. Ogden is also required to repurchase the outstanding amount of certain subordinated secured debt issued by such customer on December 30, 2002. The amount outstanding at December 31, 1998, was $51,625,000.

        In addition, at December 31, 1998, the Corporation had guaranteed indebtedness of $19,363,000 of an affiliate and principal tenant of this customer. Subsequent to December 31, 1998, such tenant repaid $8,637,000 of indebtedness owed to Ogden, and Ogden's previous guarantees of the tenant's indebtedness were released and replaced by a guarantee of $3,284,000 of the tenant's senior secured term debt and a guarantee of up to $7,882,000 of the tenant's secured revolving debt. In addition, Ogden is obligated to purchase $19,704,000 of the tenant's secured subordinated indebtedness on January 29, 2004, if such indebtedness has not been repaid or refinanced prior to that time. Ogden has guaranteed borrowings of another customer amounting to approximately $12,900,000 as well as $8,800,000 of borrowings of joint ventures in which Ogden has an equity interest.

        Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

        At December 31, 1998, capital commitments amounted to $224,735,000, which included $148,035,000 for normal replacement, modernization, and growth in Entertainment ($125,503,000); Aviation ($7,221,000); Energy ($15,200,000); and Corporate ($111,000) operations. Also included was $66,100,000 for Energy's coal-fired power project in the Philippines, a natural gas-fired power plant in Bangladesh, and an investment in a joint venture, reflecting $44,400,000 for the remaining mandatory equity contributions, $5,700,000 for contingent equity contributions, and $16,000,000 for a standby letter of credit in support of debt service reserve requirements. Funding for the remaining mandatory equity contributions is being provided through bank credit facilities, which must be repaid in June 2000 through December 2001. Energy also has a commitment to pay, in 2008, $10,600,000 for a service contract extension at a waste-to-energy facility. The Corporation also has contingent equity contributions of $24,400,000 in Entertainment ($11,400,000) and Aviation ($13,000,000) joint ventures. In addition, compliance with the standards and guidelines under the Clean Air Act Amendments of 1990 may require further Energy capital expenditures of approximately $54,000,000 including amounts that would be required if certain service agreement amendments are finalized through December 2000, subject to the final time schedules determined by the individual states in which the Corporation's waste-to-energy facilities are located.

23. INFORMATION CONCERNING BUSINESS SEGMENTS

    The Entertainment segment consists principally of interests in themed attractions; live theatre; concerts; gaming; large-format theatres and films; performing artist management; recorded music and video development; food, beverage, and novelty concession operations; and facility management at arenas, stadiums, amphitheatres, civic-convention centers, and other recreational facilities. Most of these services are provided at a wide variety of public and private facilities including stadiums, convention and exposition centers, arenas, parks, amphitheatres, and fairgrounds located in the United States, Mexico, Canada, Argentina, Germany, Australia, Spain, and the United Kingdom. Entertainment also operates a racetrack and four off-track betting parlors in Illinois.

        The Aviation segment provides specialized support services to airlines at locations in the United States, Canada, Europe, Latin America, and the Pacific Rim. The specialized support services provided by this group include comprehensive ground handling, ramp, passenger, cargo and warehouse, and aviation fueling services. These services are performed through joint ventures, consortia, contracts with individual airlines, consolidated agreements with several airlines, and contracts with various airport authorities.

        The operations of Ogden's Energy segment are conducted by Ogden Energy Group, Inc., through four principal business groups--Independent Power, Waste to Energy, Water and Wastewater, and Environmental Consulting and Engineering (collectively, "Energy").

        The Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in June 1997, which is effective for years beginning after December 15, 1997. This Statement establishes standards for the way in which public business enterprises report information about operating segments in annual financial statements.

        Revenues and income from continuing operations (expressed in thousands of dollars) for the years ended December 31, 1998, 1997, and 1996, were as follows:

                                                                     1998          1997          1996
-----------------------------------------------------------------------------------------------------
Revenues:
Entertainment ..............................................  $   485,555   $   425,922   $   391,933
Aviation ...................................................      310,324       363,264       426,746
Energy .....................................................      804,043       712,272       724,281
Other ......................................................       92,453       248,267       488,121
                                                              -----------   -----------   -----------
Total revenues .............................................  $ 1,692,375   $ 1,749,725   $ 2,031,081
                                                              ===========   ===========   ===========
Income (Loss) from Operations:
Entertainment ..............................................  $    31,080   $    30,545   $    20,259
Aviation ...................................................       53,867        34,015        14,940
Energy .....................................................      100,513       100,081        94,932
Other ......................................................       (2,720)          528        16,745
                                                              -----------   -----------   -----------
Total income from operations ...............................      182,740       165,169       146,876
Equity in Net Income (Loss) of Investees and Joint Ventures:
Entertainment ..............................................       (3,388)       (3,091)       (1,196)
Aviation ...................................................        2,945         3,343         1,231
Energy .....................................................       19,251         1,605           325
Other ......................................................           89           179         3,244
                                                              -----------   -----------   -----------
Total ......................................................      201,637       167,205       150,480
Corporate unallocated income and expenses--net .............      (32,660)      (22,178)      (22,941)
Corporate interest--net ....................................      (15,947)      (14,249)      (17,898)
                                                              -----------   -----------   -----------
Consolidated Income Before Income
Taxes and Minority Interest ................................  $   153,030   $   130,778   $   109,641
                                                              ===========   ===========   ===========

        Ogden's revenues include $62,148,000, $53,600,000, and $137,600,000 from
    United States government contracts for the years ended December 31, 1998, 1997, and 1996, respectively.

        Total revenues by segment reflect sales to unaffiliated customers. In computing income from operations, none of the following has been added or deducted: unallocated corporate expenses, nonoperating interest expense, interest income, and income taxes.

        A summary (expressed in thousands of dollars) of identifiable assets, depreciation and amortization, and capital additions of continuing operations for the years ended December 31, 1998, 1997, and 1996, is as follows:

                                  Identifiable  Depreciation and         Capital
                                        Assets      Amortization       Additions
--------------------------------------------------------------------------------
1998
Entertainment ................      $  489,995          $ 22,197        $ 73,344
Aviation .....................         235,214            11,402          31,055
Energy .......................       2,858,816            75,809          32,237
Other ........................          69,621             2,242           2,167
Corporate ....................         269,197             2,684           2,372
                                    ----------          --------        --------
Consolidated .................      $3,922,843          $114,334        $141,175
                                    ==========          ========        ========
1997
Entertainment ................      $  332,915          $ 14,731        $ 52,523
Aviation .....................         191,710            13,129          19,008
Energy .......................       2,808,571            72,835          39,967
Other ........................         114,068             2,423           2,131
Corporate ....................         192,031             1,259           2,572
                                    ----------          --------        --------
Consolidated .................      $3,639,295          $104,377        $116,201
                                    ==========          ========        ========
1996
Entertainment ................      $  300,899          $ 13,980        $ 17,618
Aviation .....................         213,264            15,444          10,401
Energy .......................       2,681,820            77,487          28,157
Other ........................         203,748             6,909           6,037
Corporate ....................         197,801             1,443           1,978
                                    ----------          --------        --------
Consolidated .................      $3,597,532          $115,263        $ 64,191
                                    ==========          ========        ========

        Ogden's areas of operations are principally in the United States. Operations outside of the United States are worldwide but primarily in Europe, Latin America, Asia, and Canada. No single foreign country or geographic area is significant to the consolidated operations.

        A summary of revenues and identifiable assets by geographic area for the years ended December 31, 1998, 1997, and 1996 (expressed in thousands of dollars), is as follows:

                                            1998            1997            1996
--------------------------------------------------------------------------------
Revenues:
United States ..................      $1,420,526      $1,500,755      $1,792,564
Europe .........................         107,107         125,512         139,857
Latin America ..................          84,403          75,696          58,214
Asia ...........................          58,136          19,717           5,479
Canada .........................          22,203          28,045          34,967
                                      ----------      ----------      ----------
Total ..........................      $1,692,375      $1,749,725      $2,031,081
                                      ==========      ==========      ==========
Identifiable Assets:
United States ..................      $3,348,609      $3,252,001      $3,322,455
Europe .........................         123,820         113,936         140,327
Latin America ..................         170,306          68,688          53,875
Asia ...........................         233,039         160,209          28,564
Canada .........................          39,341          43,433          52,311
Other ..........................           7,727           1,028
                                      ----------      ----------      ----------
Total ..........................      $3,922,842      $3,639,295      $3,597,532
                                      ==========      ==========      ==========

24. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

(Expressed in thousands of dollars)                    1998        1997        1996
--------------------------------------------------------------------------------
Cash Paid for Interest and Income Taxes:
Interest (net of amounts capitalized) ..........  $ 134,604   $ 145,270   $ 134,560
Income taxes ...................................     14,419      24,187      20,552
Noncash Investing and Financing Activities:
Conversion of preferred shares for common shares          2           3           2
Detail of Entities Acquired:
Fair value of assets acquired ..................     72,039     152,836      38,019
Liabilities assumed ............................    (51,322)    (89,624)    (21,051)
Net cash paid for acquisitions .................     20,717      63,212      16,968

25. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

        The estimated fair value (expressed in thousands of dollars) of financial instruments at December 31, 1998 and 1997, is summarized as follows:

--------------------------------------------------------------------------------------------------
                                                             1998                    1997
                                                     Carrying   Estimated    Carrying   Estimated
                                                      Amount    Fair Value    Amount    Fair Value
--------------------------------------------------------------------------------------------------
Assets:
Cash and cash equivalents ........................  $  261,119  $  261,119  $  185,671  $  185,671
Marketable securities ............................      72,136      72,136      25,543      25,543
Receivables ......................................     568,553     565,119     568,147     571,159
Restricted funds .................................     291,475     290,141     309,895     309,711
Other assets .....................................         641         641       1,116       1,116
Liabilities:
Notes payable ....................................      45,600      45,600
Debt .............................................     421,519     469,093     373,728     413,453
Convertible subordinated debentures ..............     148,650     142,581     148,650     143,342
Project debt .....................................   1,430,729   1,539,765   1,492,700   1,563,877
Other liabilities ................................      17,699      14,098      21,175      18,729
Off Balance-Sheet Financial Instruments:
Unrealized losses on interest rate swap agreements                  14,542                   3,529
Unrealized gains on interest rate swap agreements                                              201
Guarantees .......................................                   9,190

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        For cash, cash equivalents, and marketable securities, the carrying value of these amounts is a reasonable estimate of their fair value. The fair value of long-term unbilled receivables is estimated by using a discount rate that approximates the current rate for comparable notes. The fair value of noncurrent receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to such borrowers based on the remaining maturities, consideration of credit risks, and other business issues pertaining to such receivables. The fair value of restricted funds held in trust is based on quoted market prices of the investments held by the trustee. Other assets, consisting primarily of insurance and escrow deposits and other miscellaneous financial instruments used in the ordinary course of business, are valued based on quoted market prices or other appropriate valuation techniques.

        Fair values for notes payable and debt were determined based on interest rates that are currently available to the Corporation for issuance of debt with similar terms and remaining maturities for debt issues that are not traded on quoted market prices. With respect to convertible subordinated debentures, fair values are based on quoted market prices. The fair value of project debt is estimated based on quoted market prices for the same or similar issues. Other liabilities are valued by discounting the future stream of payments using the incremental borrowing rate of the Corporation. The fair value of the Corporation's interest rate swap agreements is the estimated amount that the Corporation would receive or pay to terminate the swap agreements at the reporting date based on third-party quotations. Ogden financial guarantees provided on behalf of customers for which Ogden receives fees are valued by discounting the future stream of payments using the incremental borrowing rate of the Corporation.

        The fair-value estimates presented herein are based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair-value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP                                 Two World Financial Center
                                                      New York, NY 10281


The Board of Directors and Shareholders of Ogden Corporation:

We have audited the accompanying consolidated balance sheets of Ogden Corporation and subsidiaries as of December 31, 1998 and 1997, and the related statements of shareholders' equity, consolidated income and comprehensive income, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1998 and 1997, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

February 9, 1999

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


/s/ R. Richard Ablon                 /s/ Raymond E. Dombrowski, Jr.

R. Richard Ablon                     Raymond E. Dombrowski, Jr.
Chairman of the Board,               Senior Vice President and
President, and                       Chief Financial Officer
Chief Executive Officer

Ogden Corporation and Subsidiaries
QUARTERLY RESULTS OF OPERATIONS

1998 Quarter Ended                                   March 31   June 30  Sept. 30   Dec. 31
-------------------------------------------------------------------------------------------
(In thousands of dollars, except per-share amounts)
Total revenues ....................................  $384,875  $472,455  $441,113  $393,932
                                                     --------  --------  --------  --------
Gross profit ......................................  $ 77,411  $102,098  $ 98,378  $ 84,952
                                                     --------  --------  --------  --------
Net income ........................................  $ 11,700  $ 27,060  $ 28,155  $ 20,055
                                                     --------  --------  --------  --------
Basic earnings per common share ...................  $   0.23  $   0.54  $   0.57  $   0.41
                                                     --------  --------  --------  --------
Diluted earnings per common share .................  $   0.23  $   0.52  $   0.55  $   0.40
                                                     --------  --------  --------  --------

1997 Quarter Ended                                   March 31   June 30  Sept. 30  Dec. 31
-------------------------------------------------------------------------------------------
(In thousands of dollars, except per-share amounts)
Total revenues ....................................  $427,054  $457,914  $462,577  $402,180
                                                     --------  --------  --------  --------
Gross profit ......................................  $ 78,400  $ 91,551  $ 95,156  $ 89,061
                                                     --------  --------  --------  --------
Net income ........................................  $ 10,777  $ 20,009  $ 24,605  $ 20,282
                                                     --------  --------  --------  --------
Basic earnings per common share ...................  $   0.22  $   0.40  $   0.49  $   0.40
                                                     --------  --------  --------  --------
Diluted earnings per common share .................  $   0.21  $   0.39  $   0.48  $   0.39
                                                     --------  --------  --------  --------

Ogden Corporation and Subsidiaries
PRICE RANGE OF STOCK AND DIVIDEND DATA

                                1998               1997
----------------------------------------------------------------
                           High      Low      High       Low
Common:
First Quarter ........      29 3/4    24 1/2    22 5/8    18 3/8
Second Quarter .......      32 1/2    26 15/16  22        19
Third Quarter ........      28 7/8    23        24 5/8    20 3/8
Fourth Quarter .......      28 7/16   23 5/8    28 7/16   23 5/8
                        ----------------------------------------
Preferred:
First Quarter ........     170       170       118       118
Second Quarter .......     180       177       114 1/2   114 1/2
Third Quarter ........     158       150       121       121
Fourth Quarter .......     165       145       153       153
                        ----------------------------------------

Quarterly common stock dividends of $.3125 per share were paid to shareholders of record for the four quarters of 1998 and 1997, the dividends for the last quarters of 1998 and 1997 being paid in January of the subsequent years. Quarterly dividends of $.8376 were paid for the four quarters of 1998 and 1997 on the $1.875 preferred stock.


48